FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Press Release regarding January - December 2016 results

2	Financial report for January - December 2016 results

3	Financial information for January - December 2016 results

4	Analyst presentation for January - December 2016 results

Item 1

PRESS RELEASE

Santander earns € 6,204 million in 2016, up 4%

Underlying profit before tax was € 11,288 million, up 11.7% excluding currency movements

Madrid, 25 January 2017

∎	Loyal customers increased by 1.4 million to 15.2 million, with lending and customer funds up by 2% and 5% respectively, excluding currency movements.

∎	Tangible net asset value per share increased by 3.7% to € 4.22 in the year, cash dividend per share increased by 8% to € 0.17 and earning per share increased by 1% to € 0.41.

∎	Common Equity Tier 1 ratio increased by 50 basis points in the year to 10.55%.

∎	In the fourth quarter alone Santander generated € 1,598 million in attributable profit, compared to € 25 million in Q4 2015.

Banco Santander Group Executive Chairman, Ana Botín, said:

“In 2016 Santander has achieved strong results, meeting all our strategic and business objectives. We have earned the loyalty of a further 1.4 million customers, serving 125 million people and businesses across Europe and the Americas and increasing lending by 2%.

It is thanks to the talent and hard work of our teams that we have achieved these excellent results, while also executing our strategy in the right way - a way that is more simple, personal and fair.

Our investment in technology, together with the advantages of working as a Group, make Santander one of the most efficient and profitable banks in the world, with a cost/income ratio of 48%, while also improving the customer experience, especially in mobile banking and digital services. Santander now ranks among the top three banks for customer satisfaction in eight of our nine major countries.

The strength of our business model and the discipline in execution, has allowed us to accumulate more than € 3 billion of capital in 2016, taking our CET1 ratio to 10.55%, exceeding our target. During the year we have also increased earnings per share, dividend per share and tangible net asset value per share.

Going forward, we have many opportunities for profitable growth in Europe and the Americas, in an environment we anticipate will be volatile but generally better than 2016.

The key to our success for 2017 and beyond will be an ever-stronger collaborative culture across the Group and a shared purpose to help people and businesses prosper.”

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Income Statement – Key Highlights

	2016			Q4
	FY’16 (€m)	FY’16 V FY’15 (%)	FY’16 V FY’15 (% EX FX)	Q4’16 (€m)	Q4’16 V Q4’15 (%)	Q4’16 V Q4’15 (% EX FX)
GROSS INCOME	43,853	-3.1	2.5	11,113	2.0	2.1
OPERATING EXPENSES	21,088	-2.2	3.5	5,453	0.6	1.9
OPERATING INCOME	22,766	-3.9	1.6	5,660	3.4	2.3
NET LOAN-LOSS PROVISIONS	9,518	-5.8	-2.1	2,406	-6.0	-9.6
UNDERLYING PROFIT BEFORE TAX	11,288	3.2	11.7	2,663	22.6	25.7
ATTRIBUTABLE PROFIT	6,204	4.0	15.1	1,598	-	-

Results Summary

Banco Santander generated attributable profit of € 6,204 million during the year, an increase of 4% compared to 2015, with strong growth in fee income and improvements in credit quality, partially offset by the weakening of certain currencies against the Euro and an increase in tax in both Poland and U.K. Excluding one off items and currency movements, underlying profit before tax increased by 12%.

In the fourth quarter alone the Bank generated € 1,598 million in attributable profit. This compares to € 25 million in fourth quarter of 2015 which was impacted by a number of one off items including an impairment of intangible assets and a charge for PPI in the U.K.

The Group continued to earn the trust of more customers during 2016. Lending and customer funds increased by 2% and 5% respectively (excluding currency movements) while the number of loyal customers (people who see Santander as their main bank) grew by 1.4 million to 15.2 million, ahead of target for the year. Total customers increased by 4 million to 125 million.

The Group’s investment in technology helped increase the number of digital customers by 4.3 million to 20.9 million. This, combined with strong cost discipline, allowed Santander to maintain its position as one of the most efficient banks in the world, with the cost/income ratio remaining broadly stable at around 48%, while also driving improvements in customer satisfaction. Santander now ranks among a top three highest rated banks for customer satisfaction in eight of the nine core geographies where the Group carries out retail and commercial banking.

The Group delivered strong growth across all its key financial measures, meeting the targets outlined in its investor day in 2015. Tangible net asset value per share increased by 3.7% in the year to € 4.22, cash dividend per share increased by 8% to € 0.17, and earnings per share increased by 1% to € 0.41. All credit quality ratios also improved. At the end of the year, the Group’s NPL ratio stood at 3.93%, compared to 4.36% in December 2015. Coverage ratio increased from 73% to 74%.

Santander continued to achieve strong organic capital generation, adding more than € 3 billion in capital during the year. The Group’s common equity tier 1 ratio increased by 50 basis points during the year to 10.55%, significantly higher than the expected minimum regulatory capital requirement for 2019 (9.5%).

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Attributable profit to the Group		s/ 2015
€ million	2016	%	% w/o FX

Continental Europe	2,599	17.2	18.5

o/w: Spain	1,022	4.6	4.6

Santander Consumer Finance	1,093	16.5	17.9

Poland	272	(9.5)	(5.6)

Portugal	399	33.0	33.0

United Kingdom	1,681	(14.7)	(4.0)

Latin America	3,386	6.1	18.6

o/w: Brazil	1,786	9.5	15.0

Mexico	629	0.1	17.5

Chile	513	12.7	16.4

USA	395	(41.8)	(41.9)

Operating areas	8,060	0.0	7.8

Corporate Centre*	(1,856)	(11.3)	(11.3)

Total Group	6,204	4.0	15.1

(*)	Including net capital gains and provisions. Without them 2016; €1.439 million; 2015; €1.493 million

Country Summary

The Group is well diversified across both mature and developing markets. Despite challenging market conditions, profit before tax rose in nine of the Group’s ten core markets, excluding currency movements. Europe contributed 55% of Group profit (UK: 20%, Spain: 12%, Santander Consumer Finance: 13%, others: 10%) and the Americas, 45% (Brazil: 21%, Mexico: 8%, Chile: 6%, US: 5%, others 5%).

In Brazil, against a backdrop of a complex macroeconomic environment, attributable profit increased by 9.5% (+15% excluding currency movements). This was driven primarily by a rise in fee income and controlled cost growth. Loyal customers increased by 500,000 with digital advances (including the launch of biometrics) and product innovations helping improve the customer proposition. The change in business mix carried out in recent years helped control provisions and credit quality.

In the UK attributable profit decreased by 14.7% (-4% excluding currency movements), driven by the introduction of the 8% bank corporation tax surcharge and the weakening of the pound against the Euro following the outcome of the referendum on EU membership. Excluding these effects, profit before tax increased by 7.7% to € 2,452 million with higher lending volumes and lower cost of deposits supported by strong cost discipline and credit quality.

Santander Consumer Finance (SCF) recorded a strong increase in attributable profit of 16.5% (+17.9% excluding currency movements). SCF generated new lending growth across all countries with total new lending 17% higher than in 2015. The business also saw significant improvements in credit quality during the year, while maintaining best in class efficiency.

In Santander Spain attributable profit increased by 4.6% to € 1,022 million. The low interest rate environment continued to affect net-interest income, however, this was offset by good growth in fee income, strong cost control, and significant improvements in credit quality. The Group’s 1|2|3 strategy, which already benefits 2 million customers, has helped increase loyal customer by 32% while improving commercial productivity (50% of new production linked to 1|2|3 customers). Since the strategy was launched, 500,000 payrolls have switched to Santander from other banks. The Bank completed a restructuring plan during the year to further improve efficiency, while maintaining a top three position for customer satisfaction.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

In the US the Group invested heavily in technology and customer experience to meet both our internal and regulatory targets, leading to an increase in costs for 2016. This investment, combined with a simplification of the product offering, allowed the Bank to build more and deeper customer relationships, with core deposits increasing by 4% and digital customers increasing by 26%, while also setting a path to increased profitability. Santander Consumer USA (SCUSA) adjusted its business mix toward a lower risk profile in 2016, and still delivered a ROTE of 18%. These factors, as well as an increase in loan loss provisions driven in part by provisions relating to Oil & Gas made in Q1, led to a decrease in attributable profit for the US of 41.8% to € 395 million (-41.9% excluding currency impact). Profit before tax decreased by 32%.

Note: Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. % change in constant euros. (1) SCF excluding PSA (+6%).

Mexico continued to deliver strong underlying growth, however, attributable profit remained stable due to a weakening of the Peso against the Euro following the US elections. Excluding currency effects attributable profit increased by 17.5%.

In Poland strong underlying growth was offset by the introduction of a new banking tax. Excluding this impact, profit increased by 10% (+14% excluding currency movements). The Group also generated strong growth in attributable profit across Portugal, up 33%, and Chile, up 13% (+16% excluding currency impact). In Argentina, attributable profits fell by 5% due to the weakening of the Peso against the Euro. Excluding currency movements, profits in Argentina increased by 52%.

Banco Santander has a market capitalization of more than € 75 billion. Santander has 3,928,950 shareholders and 188,492 employees serving 125 million customers.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

KEY CONSOLIDATED DATA

Balance sheet (€ million)	Dec’16	Dec’15%		Dec’14

Total assets	1,339,125	1,340,260	(0.1)	1,266,296
Net customer loans	790,470	790,848	(0,0)	734.711
Customer deposits	691,112	683,142	1.2	647,706
Managed and marketed customer funds	1,102,488	1,075,563	2.5	1,023,189
Total equity	102,699	98,753	4.0	89,714
Total managed and marketed funds	1,521,633	1,506,520	1.0	1,428,083

Income statement (€ million)	2016	2015	%	2014

Net interest income	31,089	32,189	(3.4)	29,548
Gross income	43,853	45,272	(3.1)	42.612
Net operating income	22,766	23,702	(3,9)	22,574
Underlying profit before taxes	11,288	10,939	3,2	9.720
Underlying attributable profit to the Group	6,621	6,566	0.8	5,816
Attributable profit to the Group	6,204	5,966	4.0	5,816

Variations w/o exchange rate: NII: +2.3%; Gross income: +2.5%; Net operating income: +1.6%: Underlying attributable profit: +10.5%; Attributable profit: +15.1%

EPS, profitability and efficiency (%)	2016	2015	%	2014

EPS (euro)	0.41	0.40	1.0	0.48
RoE	6.99	6.57		7.05
Underlying RoTE*	11.08	10.99		10.95
RoTE	10.38	9.99		10.95
RoA	0.56	0.54		0.58
Underlying RoRWA*	1.36	1.30		1.27
RoRWA	1.29	1.20		1.27
Efficiency ratio (with amortisations)	48.1	47.6		47.0

Solvency and NPL ratios (%)	Dec’16	Dec’15%		Dec’14

CET l fully-loaded	10.55	10.05		9.65
CET 1 phase-in	12.53	12.55		12.23
NPL ratio	3.93	4.36		5.19
Coverage ratio	73.8	73.1		67.2

Market capitalisation and shares	Dec’16	Dec’15%		Dec’14

Shares (millions)	14,582	14,434	1.0	12,584
Share price (euros)	4,959	4,558	8.8	6,996
Market capitalisation (€ million)	72,314	65,792	9.9	88,041
Tangible book value (euro)	4.22	4.07		4.01
Price / Tangible book value (X)	1,17	1.12		1,75
P/E ratio (X)	12.18	11.30		14.59

Other data	Dec’16	Dec’15%		Dec’14

Number of shareholders	3,928,950	3,573,277	10.0	3,240,395
Number of employees	188,492	193,863	(2.8)	185,405
Number of branches	12,235	13,030	(6.1)	12,951

(*).- Excluding non-recurring net capital gains and provisions

Note: RoE, RoTE and CET1 2014, pro-forma taking into account the January 2015 capital increase

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Item 2

2016

Financial report

January - December

We want to
help people and
businesses prosper

Santander

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Santander aim

Helping people and businesses prosper

(*) 2016 total dividend / 2016 average share price

2

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Key consolidated data

KEY CONSOLIDATED DATA

Balance sheet (€ million)	Dec’16	Sep’16%		Dec’16	Dec’15%		Dec’14

Total assets	1,339,125	1,329,538	0.7	1,339,125	1,340,260	(0.1)	1,266,296
Net customer loans	790,470	773,290	2.2	790,470	790,848	(0.0)	734,711
Customer deposits	691,112	667,439	3.5	691,112	683,142	1.2	647,706
Managed and marketed customer funds	1,102,488	1,075,162	2.5	1,102,488	1,075,563	2.5	1,023,189
Total equity	102,699	101,122	1.6	102,699	98,753	4.0	89,714
Total managed and marketed funds	1,521,633	1,508,587	0.9	1,521,633	1,506,520	1.0	1,428,083

Income statement (€ million)	4Q’16	3Q’16%		2016	2015	%	2014

Net interest income	8,096	7,798	3.8	31,089	32,189	(3.4)	29,548
Gross income	11,113	11,080	0.3	43,853	45,272	(3.1)	42,612
Net operating income	5,660	5,831	(2.9)	22,766	23,702	(3.9)	22,574
Underlying profit before taxes	2,663	2,940	(9.4)	11,288	10,939	3.2	9,720
Underlying attributable profit to the Group	1,646	1,695	(2.9)	6,621	6,566	0.8	5,816
Attributable profit to the Group	1,598	1,695	(5.7)	6,204	5,966	4.0	5,816

Variations w/o exchange rate:	Quarterly: NII: +2.8%; Gross income: -0.7%; Net operating income: -4.1%; Underlying attributable profit: -3.5%; Attributable profit: -6.4% Year-on-year: NII: +2.3%; Gross income: +2.5%; Net operating income: +1.6%; Underlying attributable profit: +10.5%; Attributable profit: +15.1%

EPS, profitability and efficiency (%)	4Q’16	3Q’16%		2016	2015	%	2014

EPS (euro)	0.10	0.11	(6.8)	0.41	0.40	1.0	0.48
RoE	7.26	7.66		6.99	6.57		7.05
Underlying RoTE*	10.78	11.36		11.08	10.99		10.95
RoTE	10.70	11.36		10.38	9.99		10.95
RoA	0.58	0.61		0.56	0.54		0.58
Underlying RoRWA*	1.33	1.40		1.36	1.30		1.27
RoRWA	1.32	1.40		1.29	1.20		1.27
Efficiency ratio (with amortisations)	49.1	47.4		48.1	47.6		47.0

Solvency and NPL ratios (%)	Dec’16	Sep’16%		Dec’16	Dec’15%		Dec’14

CET1 fully-loaded	10.55	10.47		10.55	10.05		9.65
CET1 phase-in	12.53	12.44		12.53	12.55		12.23
NPL ratio	3.93	4.15		3.93	4.36		5.19
Coverage ratio	73.8	72.7		73.8	73.1		67.2

Market capitalisation and shares	Dec’16	Sep’16%		Dec’16	Dec’15%		Dec’14

Shares (millions)	14,582	14,434	1.0	14,582	14,434	1.0	12,584
Share price (euros)	4.959	3.947	25.6	4.959	4.558	8.8	6.996
Market capitalisation (€ million)	72,314	56,973	26.9	72,314	65,792	9.9	88,041
Tangible book value (euro)	4.22	4.18		4.22	4.07		4.01
Price / Tangible book value (X)	1.17	0.94		1.17	1.12		1.75
P/E ratio (X)	12.18	9.78		12.18	11.30		14.59

Other data	Dec’16	Sep’16%		Dec’16	Dec’15%		Dec’14

Number of shareholders	3,928,950	3,920,700	0.2	3,928,950	3,573,277	10.0	3,240,395
Number of employees	188,492	189,675	(0.6)	188,492	193,863	(2.8)	185,405
Number of branches	12,235	12,391	(1.3)	12,235	13,030	(6.1)	12,951

(*).-	Excluding non-recurring net capital gains and provisions

Note:	RoE, RoTE and CET1 2014, pro-forma taking into account the January 2015 capital increase

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 24 2017, following a favourable report from the Audit Committee on January, 18 2017. The Audit Committee verified that the information for 2016 was based on the same principles and practices as those used to draw up the annual financial statements.

3

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Consolidated financial report

Income statement

€ million

				Variation				Variation
	4Q’16		3Q’16%		% w/o FX	2016	2015	%	% w/o FX
Net interest income	8,096		7,798	3.8	2.8	31,089	32,189	(3.4)	2.3
Net fee income	2,637		2,597	1.6	0.8	10,180	10,033	1.5	8.1
Gains (losses) on financial transactions	412		440	(6.3)	(7.7)	1,723	2,386	(27.8)	(24.0)
Other operating income	(32)		245	—	—	862	665	29.7	26.1
Dividends	124		37	239.3	240.5	413	455	(9.1)	(7.7)
Income from equity-accounted method	130		119	9.0	8.8	444	375	18.3	26.0
Other operating income/expenses	(286)		90	—	—	5	(165)	—	—
Gross income	11,113		11,080	0.3	(0.7)	43,853	45,272	(3.1)	2.5
Operating expenses	(5,453)		(5,250)	3.9	3.1	(21,088)	(21,571)	(2.2)	3.5
General administrative expenses	(4,828)		(4,692)	2.9	2.1	(18,723)	(19,152)	(2.2)	3.7
Personnel	(2,876)		(2,726)	5.5	4.7	(10,997)	(11,107)	(1.0)	4.5
Other general administrative expenses	(1,952)		(1,966)	(0.7)	(1.5)	(7,727)	(8,045)	(4.0)	2.6
Depreciation and amortisation	(626)		(558)	12.2	11.6	(2,364)	(2,419)	(2.3)	2.2
Net operating income	5,660		5,831	(2.9)	(4.1)	22,766	23,702	(3.9)	1.6
Net loan-loss provisions	(2,406)		(2,499)	(3.7)	(5.8)	(9,518)	(10,108)	(5.8)	(2.1)
Impairment losses on other assets	(159)		(16)	896.8	939.5	(247)	(462)	(46.5)	(45.6)
Other income	(432)		(376)	15.1	16.3	(1,712)	(2,192)	(21.9)	(19.0)
Underlying profit before taxes	2,663		2,940	(9.4)	(10.2)	11,288	10,939	3.2	11.7
Tax on profit	(712)		(904)	(21.2)	(22.0)	(3,396)	(3,120)	8.9	16.4
Underlying profit from continuing operations	1,951		2,036	(4.2)	(4.9)	7,892	7,819	0.9	9.8
Net profit from discontinued operations	0		(0)	—	—	0	—	—	—
Underlying consolidated profit	1,951		2,036	(4.2)	(4.9)	7,893	7,819	0.9	9.8
Minority interests	305		341	(10.6)	(11.9)	1,272	1,253	1.5	6.2

Underlying attributable profit to the Group	1,646		1,695	(2.9)	(3.5)	6,621	6,566	0.8	10.5
Net capital gains and provisions	(49	) *	—	—	—	(417)	(600)	(30.5)	(30.5)
Attributable profit to the Group	1,598		1,695	(5.7)	(6.4)	6,204	5,966	4.0	15.1

Underlying EPS (euros)	0.11		0.11	(3.8)		0.44	0.45	(2.1)
Underlying diluted EPS (euros)	0.11		0.11	(3.6)		0.43	0.44	(2.3)

EPS (euros)	0.10		0.11	(6.8)		0.41	0.40	1.0
Diluted EPS (euros)	0.10		0.11	(6.5)		0.41	0.40	0.9
Pro memoria:
Average total assets	1,340,897		1,338,607	0.2		1,337,661	1,345,657	(0.6)
Average stockholders’ equity	90,054		88,565	1.7		88,744	90,798	(2.3)

(*).-	PPI UK (-€137 million), restatement Santander Consumer USA (-€32 million) and the SRF contribution (€120 million), recorded in 2Q16, was reallocated to other operating income/expenses.

4

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Consolidated financial report

Quarterly income statement

€ million

	2015				2016
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Net interest income	8,038	8,281	7,983	7,888	7,624	7,570	7,798	8,096
Net fee income	2,524	2,586	2,474	2,448	2,397	2,549	2,597	2,637
Gains (losses) on financial transactions	695	372	634	684	504	366	440	412
Other operating income	186	379	225	(126)	204	445	245	(32)
Dividends	33	239	75	107	44	209	37	124
Income from equity-accounted method	99	101	93	82	83	112	119	130
Other operating income/expenses	53	39	57	(315)	78	124	90	(286)
Gross income	11,444	11,618	11,316	10,894	10,730	10,929	11,080	11,113
Operating expenses	(5,377)	(5,429)	(5,342)	(5,422)	(5,158)	(5,227)	(5,250)	(5,453)
General administrative expenses	(4,785)	(4,826)	(4,731)	(4,810)	(4,572)	(4,632)	(4,692)	(4,828)
Personnel	(2,755)	(2,836)	(2,717)	(2,799)	(2,683)	(2,712)	(2,726)	(2,876)
Other general administrative expenses	(2,030)	(1,989)	(2,015)	(2,011)	(1,889)	(1,920)	(1,966)	(1,952)
Depreciation and amortisation	(592)	(603)	(611)	(612)	(586)	(595)	(558)	(626)
Net operating income	6,067	6,189	5,974	5,472	5,572	5,703	5,831	5,660
Net loan-loss provisions	(2,563)	(2,508)	(2,479)	(2,558)	(2,408)	(2,205)	(2,499)	(2,406)
Impairment losses on other assets	(60)	(78)	(110)	(215)	(44)	(29)	(16)	(159)
Other income	(454)	(605)	(606)	(526)	(389)	(515)	(376)	(432)
Underlying profit before taxes	2,990	2,998	2,778	2,173	2,732	2,954	2,940	2,663
Tax on profit	(922)	(939)	(787)	(471)	(810)	(970)	(904)	(712)
Underlying profit from continuing operations	2,067	2,059	1,991	1,702	1,922	1,984	2,036	1,951
Net profit from discontinued operations	0	0	(0)	—	—	0	(0)	0
Underlying consolidated profit	2,067	2,059	1,991	1,702	1,922	1,984	2,036	1,951
Minority interests	350	350	311	242	288	338	341	305
Underlying attributable profit to the Group	1,717	1,709	1,680	1,460	1,633	1,646	1,695	1,646
Net capital gains and provisions*	—	835	—	(1,435)	—	(368)	—	(49)
Attributable profit to the Group	1,717	2,544	1,680	25	1,633	1,278	1,695	1,598
Ordinary EPS (euros)	0.12	0.12	0.11	0.10	0.11	0.11	0.11	0.11
Ordinary diluted EPS (euros)	0.12	0.12	0.11	0.10	0.11	0.11	0.11	0.11
EPS (euros)	0.12	0.18	0.11	(0.01)	0.11	0.08	0.11	0.10
Diluted EPS (euros)	0.12	0.17	0.11	(0.01)	0.11	0.08	0.11	0.10

(*)	Including:

–	In 4Q’16, PPI UK (-€137 million), restatement Santander Consumer USA (-€32 million) and the SRF contribution (€120 million), recorded in 2Q16, was reallocated to other operating income/expenses.

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million), restructuring costs (-€475 million) and contribution to the Single Resolution Fund (-€120 million).

–	In 4Q’15, Banif’s badwill in Portugal (€283 million), PPI (-€600 million), impairment of intangible assets (-€683 million) and goodwill and other assets (-€435 million)

–	In 2Q’15, net result of the reversal of tax liabilities in Brazil (€835 million).

5

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Consolidated financial report

Net fee income

€ million

	4Q’16	3Q’16	Var.%	2016	2015	Var.%
Fees from services	1,636	1,627	0.6	6,261	6,040	3.6
Mutual & pension funds	191	195	(1.9)	757	862	(12.2)
Securities and custody	249	214	16.4	913	905	1.0
Insurance	561	561	(0.0)	2,249	2,225	1.0
Net fee income	2,637	2,597	1.6	10,180	10,033	1.5

Operating expenses

€ million

	4Q’16	3Q’16	Var. %	2016	2015	Var. %
Personnel expenses	2,876	2,726	5.5	10,997	11,107	(1.0)
General expenses	1,952	1,966	(0.7)	7,727	8,045	(4.0)
Information technology	262	282	(7.1)	1,094	1,039	5.3
Communications	122	123	(0.8)	499	587	(15.0)
Advertising	205	182	12.1	691	705	(2.0)
Buildings and premises	400	441	(9.2)	1,708	1,786	(4.4)
Printed and office material	43	35	24.1	146	157	(6.8)
Taxes (other than profit tax)	134	118	13.6	484	529	(8.5)
Other expenses	786	785	0.1	3,105	3,243	(4.3)
Personnel and general expenses	4,828	4,692	2.9	18,723	19,152	(2.2)
Depreciation and amortisation	626	558	12.2	2,364	2,419	(2.3)
Total operating expenses	5,453	5,250	3.9	21,088	21,571	(2.2)

6

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Consolidated financial report

Operating means

	Employees			Branches
	31.12.16	31.12.15	Var.	31.12.16	31.12.15	Var.
Continental Europe	57,259	58,049	(790)	4,805	5,548	(743)
o/w: Spain	23,017	24,216	(1,199)	2,911	3,467	(556)
Santander Consumer Finance	14,928	14,533	395	567	588	(21)
Poland	12,001	11,474	527	658	723	(65)
Portugal	6,306	6,568	(262)	657	752	(95)
United Kingdom	25,688	25,866	(178)	844	858	(14)
Latin America	86,312	89,819	(3,507)	5,818	5,841	(23)
o/w: Brazil	46,728	49,520	(2,792)	3,431	3,443	(12)
Mexico	17,608	17,847	(239)	1,389	1,377	12
Chile	11,999	12,454	(455)	435	472	(37)
USA	17,509	18,123	(614)	768	783	(15)
Operating areas	186,768	191,857	(5,089)	12,235	13,030	(795)
Corporate Centre	1,724	2,006	(282)
Total Group	188,492	193,863	(5,371)	12,235	13,030	(795)

Net loan-loss provisions

€ million

	4Q’16	3Q’16	Var. %	2016	2015	Var. %
Non-performing loans	2,916	2,812	3.7	11,097	11,484	(3.4)
Country-risk	3	3	(7.9)	3	(0)	—
Recovery of written-off assets	(513)	(317)	62.0	(1,582)	(1,375)	15.1
Total	2,406	2,499	(3.7)	9,518	10,108	(5.8)

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2016	2015	31.12.16	31.12.15
US$	1.106	1.109	1.054	1.089
Pound sterling	0.817	0.725	0.856	0.734
Brazilian real	3.831	3.645	3.431	4.312
New Mexican peso	20.637	17.568	21.772	18.915
Chilean peso	747.500	724.014	707.612	773.772
Argentine peso	16.316	10.207	16.705	14.140
Polish zloty	4.362	4.182	4.410	4.264

7

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Consolidated financial report

Balance sheet

€ million

Assets	31.12.16	31.12.15	Variation amount	%	31.12.14
Cash, cash balances at central banks and other demand deposits	76,454	77,751	(1,297)	(1.7)	69,853
Financial assets held for trading	148,187	146,346	1,841	1.3	148,094
Debt securities	48,922	43,964	4,958	11.3	54,374
Equity instruments	14,497	18,225	(3,728)	(20.5)	12,920
Loans and advances to customers	9,504	6,081	3,423	56.3	2,921
Loans and advances to central banks and credit institutions	3,221	1,352	1,869	138.2	1,020
Derivatives	72,043	76,724	(4,681)	(6.1)	76,858
Financial assets designated at fair value	31,609	45,043	(13,434)	(29.8)	42,673
Loans and advances to customers	17,596	14,293	3,303	23.1	8,971
Loans and advances to central banks and credit institutions	10,069	26,403	(16,334)	(61.9)	28,592
Other (debt securities and equity instruments)	3,944	4,347	(403)	(9.3)	5,111
Available-for-sale financial assets	116,774	122,036	(5,262)	(4.3)	115,251
Debt securities	111,287	117,187	(5,900)	(5.0)	110,249
Equity instruments	5,487	4,849	638	13.2	5,001
Loans and receivables	840,004	836,156	3,848	0.5	782,005
Debt securities	13,237	10,907	2,330	21.4	7,510
Loans and advances to customers	763,370	770,474	(7,104)	(0.9)	722,819
Loans and advances to central banks and credit institutions	63,397	54,775	8,622	15.7	51,676
Held-to-maturity investments	14,468	4,355	10,113	232.2	—
Investments in subsidiaries, joint ventures and associates	4,836	3,251	1,585	48.8	3,471
Tangible assets	23,286	25,320	(2,034)	(8.0)	23,256
Intangible assets	29,421	29,430	(9)	(0.0)	30,401
o/w: goodwill	26,724	26,960	(236)	(0.9)	27,548
Other assets	54,086	50,572	3,514	7.0	51,293
Total assets	1,339,125	1,340,260	(1,135)	(0.1)	1,266,296

Liabilities and shareholders’ equity
Financial liabilities held for trading	108,765	105,218	3,547	3.4	109,792
Customer deposits	9,996	9,187	809	8.8	5,544
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	1,395	2,255	(860)	(38.1)	7,572
Derivatives	74,369	76,414	(2,045)	(2.7)	79,048
Other	23,005	17,362	5,643	32.5	17,628
Financial liabilities designated at fair value	40,263	54,768	(14,505)	(26.5)	62,318
Customer deposits	23,345	26,357	(3,012)	(11.4)	33,127
Debt securities issued	2,791	3,373	(582)	(17.3)	3,830
Deposits by central banks and credit institutions	14,127	25,037	(10,910)	(43.6)	25,360
Other	—	1	(1)	(100.0)	—
Financial liabilities measured at amortized cost	1,044,240	1,039,343	4,897	0.5	961,053
Customer deposits	657,770	647,598	10,172	1.6	609,034
Debt securities issued	226,078	222,787	3,291	1.5	209,865
Deposits by central banks and credit institutions	133,876	148,081	(14,205)	(9.6)	122,685
Other	26,516	20,877	5,639	27.0	19,468
Liabilities under insurance contracts	652	627	25	4.0	713
Provisions	14,459	14,494	(35)	(0.2)	15,376
Other liabilities	28,047	27,057	990	3.7	27,331
Total liabilities	1,236,426	1,241,507	(5,081)	(0.4)	1,176,581
Shareholders’ equity	105,977	102,402	3,575	3.5	91,664
Capital stock	7,291	7,217	74	1.0	6,292
Reserves	94,149	90,765	3,384	3.7	80,026
Attributable profit to the Group	6,204	5,966	238	4.0	5,816
Less: dividends	(1,667)	(1,546)	(121)	7.8	(471)
Accumulated other comprehensive income	(15,039)	(14,362)	(677)	4.7	(10,858)
Minority interests	11,761	10,713	1,048	9.8	8,909
Total equity	102,699	98,753	3,946	4.0	89,714
Total liabilities and equity	1,339,125	1,340,260	(1,135)	(0.1)	1,266,296

NOTE:	On November 19, 2015 Circular 5 of October 28 of the National Securities Market Commission was published. This modified Circular 1 of January 30, 2008, on the regular information of issuers with securities traded on regulated markets in their half-yearly financial reports, intermediate management declarations and, where appropriate, quarterly financial reports. This Circular modified the structure and presentation of certain items of financial statements, without such changes being significant. The information drawn up for 2015 and 2014 has been restated under these criteria so that comparisons can be made.

8

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Consolidated financial report

Customer loans

€ million

			Variation
	31.12.16	31.12.15	amount	%	31.12.14
Spanish Public sector	14,127	13,993	133	1.0	17,465
Other residents	147,246	153,863	(6,617)	(4.3)	154,905
Commercial bills	9,567	9,037	531	5.9	7,293
Secured loans	87,509	92,478	(4,969)	(5.4)	96,426
Other loans	50,170	52,348	(2,178)	(4.2)	51,187
Non-resident sector	653,490	649,509	3,981	0.6	589,557
Secured loans	387,546	409,136	(21,590)	(5.3)	369,266
Other loans	265,944	240,373	25,571	10.6	220,291
Gross customer loans	814,863	817,366	(2,503)	(0.3)	761,928
Loan-loss allowances	24,393	26,517	(2,125)	(8.0)	27,217
Net customer loans	790,470	790,848	(378)	(0.0)	734,711
Pro memoria: Doubtful loans	32,573	36,133	(3,560)	(9.9)	40,424
Public sector	101	145	(44)	(30.3)	167
Other residents	12,666	16,301	(3,635)	(22.3)	19,951
Non-resident sector	19,806	19,686	120	0.6	20,306

Non-performing loans by quarter

    € million

	2015				2016
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

Balance at beginning of period	41,709	41,919	40,273	37,856	37,094	36,148	36,291	34,646

Net entries	2,017	1,315	2,132	2,242	1,668	2,221	1,763	1,710

Increase in scope of consolidation	54	1	—	50	13	664	21	36

Exchange rates differences	853	(36)	(1,849)	968	72	869	(44)	315

Write-offs	(2,715)	(2,925)	(2,699)	(4,022)	(2,699)	(3,612)	(3,385)	(3,063)

Balance at period-end	41,919	40,273	37,856	37,094	36,148	36,291	34,646	33,643

9

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Consolidated financial report

Credit risk management*

    € million

	31.12.16	31.12.15	Var. %	31.12.14

Non-performing loans	33,643	37,094	(9.3)	41,709

NPL ratio (%)	3.93	4.36		5.19

Loan-loss allowances	24,835	27,121	(8.4)	28,046

Specific	15,466	17,707	(12.7)	21,784

Collective	9,369	9,414	(0.5)	6,262

Coverage ratio (%)	73.8	73.1		67.2

Cost of credit (%) **	1.18	1.25		1.43

(*)	Excluding country-risk
(**)	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Trading portfolios*. VaR by region

    € million

	2016		2015
Fourth quarter	Average	Latest	Average

Total	20.4	17.9	14.2

Europe	7.9	9.4	11.3

USA and Asia	2.1	2.7	0.7

Latin America	16.6	13.5	9.7

Global activities	0.5	0.7	0.5

(*)	Activity performance in Global Corporate Banking financial markets

Trading portfolios*. VaR by market factor

    € million

Fourth quarter	Min	Avg	Max	Last

VaR total	12.8	20.4	32.9	17.9

Diversification effect	(4.9)	(8.8)	(14.3)	(9.6)

Interest rate VaR	12.4	16.8	22.0	17.9

Equity VaR	1.0	1.8	2.7	1.4

FX VaR	3.3	6.7	13.1	4.8

Credit spreads VaR	2.4	3.8	6.4	3.3

Commodities VaR	0.0	0.1	0.2	0.1

(*)	Activity performance in Global Corporate Banking financial markets

10

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Consolidated financial report

Managed and marketed customer funds. Consolidated

    € million

			Variation
	31.12.16	31.12.15	amount	%	31.12.14
Resident public sector	8,699	11,737	(3,038)	(25.9)	9,349
Other residents	160,026	157,611	2,415	1.5	163,340
Demand deposits	119,425	108,410	11,016	10.2	88,312
Time deposits	39,506	47,297	(7,791)	(16.5)	67,495
Other	1,094	1,904	(809)	(42.5)	7,532
Non-resident sector	522,387	513,795	8,592	1.7	475,017
Demand deposits	328,736	313,175	15,561	5.0	273,889
Time deposits	134,528	146,317	(11,789)	(8.1)	151,113
Other	59,123	54,303	4,820	8.9	50,015
Customer deposits	691,112	683,142	7,970	1.2	647,706
Debt securities issued	228,869	226,160	2,709	1.2	213,696
On-balance-sheet customer funds	919,981	909,302	10,679	1.2	861,402
o/w: subordinated debt	19,897	21,151	(1,254)	(5.9)	16,884
Mutual funds	147,416	129,077	18,340	14.2	124,708
Pension funds	11,298	11,376	(78)	(0.7)	11,481
Managed portfolios	23,793	25,808	(2,015)	(7.8)	25,599
Other managed and marketed customer funds	182,508	166,260	16,247	9.8	161,788
Managed and marketed customer funds	1,102,488	1,075,563	26,926	2.5	1,023,189

11

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Consolidated financial report

Eligible capital (fully loaded)*

    € million

			Variation
	31.12.16	31.12.15	amount	%	31.12.14
Capital stock and reserves	101,437	98,193	3,244	3.3	93,748
Attributable profit	6,204	5,966	238	4.0	5,816
Dividends	(2,469)	(2,268)	(201)	8.8	(1,014)
Other retained earnings	(16,116)	(15,448)	(668)	4.3	(11,468)
Minority interests	6,784	6,148	636	10.3	4,131
Goodwill and intangible assets	(28,405)	(28,254)	(151)	0.5	(29,164)
Treasury stock and other deductions	(5,368)	(5,633)	265	(4.7)	(5,767)
Core CET1	62,068	58,705	3,363	5.7	56,282
Preferred shares and other eligible T1	5,767	5,504	262	4.8	4,728
Tier 1	67,834	64,209	3,625	5.6	61,010
Generic funds and eligible T2 instruments	13,749	11,996	1,753	14.6	7,561
Eligible capital	81,584	76,205	5,378	7.1	68,570
Risk-weighted assets	588,089	583,893	4,196	0.7	583,366
CET1 capital ratio	10.55	10.05	0.50		9.65
T1 capital ratio	11.53	11.00	0.53		10.46
Total capital ratio	13.87	13.05	0.82		11.75

(*).-	In 2014, proforma data taken into account the January 2015 capital increase

Eligible capital. December 2016

    € million

	Phase-in	Fully loaded
CET1	73,709	62,068
Basic capital	73,709	67,834
Eligible capital	86,337	81,584
Risk-weighted assets	588,089	588,089

CET1 capital ratio	12.53	10.55
T1 capital ratio	12.53	11.53
Total capital ratio	14.68	13.87

12

FINANCIAL REPORT 2016
JANUARY - DECEMBER
The share

The Santander share. December 2016

Shareholders and trading data

Shareholders (number)	3,928,950

Shares (number)	14,582,340,701

Average daily turnover (no. of shares)	100,707,234

Share liquidity (%) (Number of shares traded during the year / number of shares)	179

Price movements during the year

Highest	5.049

Lowest	3.150

Last (30.12.16)	4.959

Market capitalisation (millions) (30.12.16)	72,314

Stock market indicators

Price / Tangible book value (X)	1.17

P/E ratio (X)	12,18

Yield* (%)	5.18

(*).-2016 total dividend / 2016 average share price

13

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Business information

Description of the businesses

Grupo Santander maintained the general criteria applied since the third quarter of 2015 when some changes were made to them and to the composition of some units, in order to make the Group more transparent, facilitate analysis of the business units and enhance the value of the activity developed by the corporation.

The only exception, as in prior years, is the annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Global Corporate Banking, whose figures from previous periods have been restated to include these adjustments.

The change has no impact on the geographic businesses or on the Group’s consolidated figures, which remained unchanged.

The financial statements of each business segment have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units integrated in each segment, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Geographic businesses. The operating units are segmented by geographical areas. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•	Continental Europe. This covers all businesses in the area. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes the businesses developed by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its banks and subsidiaries in the region. The financial statements of Brazil, Mexico and Chile are set out.

•	United States. Includes the Intermediate Holding Company (IHC) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International, Santander Investment Securities, and the Santander branch in New York.

Global businesses. The activity of the operating units is distributed by the type of business: retail banking, Santander Global Corporate Banking and Spain Real Estate unit.

•	Retail Banking. This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through the Global Customer Relationship Model. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Santander Global Corporate Banking (SGCB). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with commercial banking customers), as well as equities business.

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the Corporate Centre. This incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s various units have been drawn up in accordance with these criteria, and so do not coincide individually with those published by each unit.

14

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Business information by geography

Net operating income		/3Q’16			/2015

€ million	4Q’16%		% w/o FX	2016	%	% w/o FX

Continental Europe	1,308	(15.1)	(15.2)	6,025	(1.1)	(0.3)

o/w: Spain	377	(34.4)	(34.4)	2,311	(12.7)	(12.7)

Santander Consumer Finance	557	(12.8)	(13.2)	2,357	7.6	8.6

Poland	190	5.0	6.0	735	7.7	12.3

Portugal	149	2.7	2.7	620	18.9	18.9

United Kingdom	742	10.0	11.6	2,850	(5.8)	6.1

Latin America	3,045	3.2	1.8	11,073	2.0	11.6

o/w: Brazil	1,882	0.5	(1.6)	6,845	2.3	7.6

Mexico	503	3.6	5.6	1,928	(1.0)	16.3

Chile	407	10.6	7.8	1,435	7.7	11.2

USA	946	(12.7)	(16.3)	4,334	(9.2)	(9.4)

Operating areas	6,041	(3.4)	(4.5)	24,282	(1.9)	3.6

Corporate Centre	(381)	(9.4)	(9.4)	(1,516)	45.5	45.5

Total Group	5,660	(2.9)	(4.1)	22,766	(3.9)	1.6

Attributable profit to the Group		/3Q’16			/2015

€ million	4Q’16%		% w/o FX	2016	%	% w/o FX

Continental Europe	615	(10.3)	(10.4)	2,599	17.2	18.5

o/w: Spain	237	(12.0)	(12.0)	1,022	4.6	4.6

Santander Consumer Finance	269	(7.4)	(8.0)	1,093	16.5	17.9

Poland	63	(8.6)	(7.7)	272	(9.5)	(5.6)

Portugal	106	14.8	14.8	399	33.0	33.0

United Kingdom	474	30.4	30.9	1,681	(14.7)	(4.0)

Latin America	962	4.9	3.7	3,386	6.1	18.6

o/w: Brazil	510	4.6	2.6	1,786	9.5	15.0

Mexico	169	(1.8)	0.4	629	0.1	17.5

Chile	137	6.1	3.2	513	12.7	16.4

USA	14	(90.2)	(92.6)	395	(41.8)	(41.9)

Operating areas	2,065	(2.0)	(2.5)	8,060	0.0	7.8

Corporate Centre*	(467)	13.5	13.5	(1,856)	(11.3)	(11.3)

Total Group	1,598	(5.7)	(6.4)	6,204	4.0	15.1

(*).- Including net capital gains and provisions. Without them 4Q16: -€299 million; 2016: -€1,439 million; 2015: -€1,493 million

Gross customer loans w/o repos		/3Q’16			/2015

€ million	4Q’16%		% w/o FX	2016	%	% w/o FX

Continental Europe	302,564	0.3	0.4	302,564	1.3	1.3

o/w: Spain	150,960	(1.3)	(1.3)	150,960	(3.9)	(3.9)

Santander Consumer Finance	87,742	3.0	3.2	87,742	14.6	13.9

Poland	20,697	(1.9)	0.2	20,697	4.5	8.1

Portugal	29,030	(0.8)	(0.8)	29,030	(5.0)	(5.0)

United Kingdom	242,510	0.3	(0.3)	242,510	(12.7)	1.9

Latin America	159,134	7.0	3.1	159,134	15.9	4.5

o/w: Brazil	80,306	11.0	5.1	80,306	26.2	0.4

Mexico	28,017	(1.7)	(1.5)	28,017	(5.8)	8.4

Chile	38,800	5.0	1.3	38,800	16.5	6.5

USA	89,638	4.2	(1.6)	89,638	1.4	(1.8)

Operating areas	793,847	2.0	0.5	793,847	(1.0)	1.7

Total Group	798,312	2.0	0.5	798,312	(0.9)	1.9

Customer funds (deposits w/o repos + mutual funds)		/3Q’16			/2015

€ million	4Q’16%		% w/o FX	2016	%	% w/o FX

Continental Europe	322,606	1.1	1.2	322,606	3.2	3.4

o/w: Spain	224,798	1.3	1.3	224,798	2.5	2.5

Santander Consumer Finance	35,052	2.1	2.3	35,052	7.5	7.0

Poland	25,898	2.6	4.7	25,898	6.0	9.7

Portugal	31,438	(0.9)	(0.9)	31,438	2.5	2.5

United Kingdom	210,611	2.1	1.5	210,611	(9.2)	5.9

Latin America	187,516	6.8	2.9	187,516	18.4	7.3

o/w: Brazil	99,771	6.9	1.3	99,771	30.0	3.4

Mexico	36,438	4.7	4.9	36,438	(2.8)	11.8

Chile	34,559	5.2	1.5	34,559	16.4	6.5

USA	74,166	11.0	4.8	74,166	10.9	7.4

Operating areas	794,899	3.5	2.0	794,899	3.3	5.3

Total Group	795,767	3.5	2.0	795,767	2.7	4.7

15

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Business information by geography

Continental Europe

    € million

		/3Q’16			/2015
Income statement	4Q’16%		% w/o FX	2016	%	% w/o FX

Net interest income	2,057	0.9	0.8	8,161	1.9	2.8

Net fee income	842	(6.0)	(6.0)	3,497	2.3	3.0

Gains (losses) on financial transactions	237	42.6	42.7	818	(31.1)	(30.8)

Other operating income*	(168)	—	—	330	49.9	49.1

Gross income	2,968	(8.0)	(8.1)	12,806	(0.2)	0.5

Operating expenses	(1,659)	(1.5)	(1.6)	(6,781)	0.7	1.3

General administrative expenses	(1,545)	(2.1)	(2.2)	(6,342)	1.1	1.7

Personnel	(796)	(1.2)	(1.3)	(3,257)	1.1	1.7

Other general administrative expenses	(748)	(3.1)	(3.1)	(3,085)	1.1	1.7

Depreciation and amortisation	(115)	7.1	7.2	(439)	(5.2)	(4.6)

Net operating income	1,308	(15.1)	(15.2)	6,025	(1.1)	(0.3)

Net loan-loss provisions	(271)	(23.4)	(23.5)	(1,342)	(32.0)	(31.6)

Other income	(256)	128.5	129.0	(671)	(10.9)	(10.8)

Underlying profit before taxes	781	(27.4)	(27.5)	4,012	19.2	20.5

Tax on profit	(204)	(30.2)	(30.3)	(1,083)	22.1	23.2

Underlying profit from continuing operations	577	(26.3)	(26.4)	2,929	18.2	19.6

Net profit from discontinued operations	—	—	—	—	—	—

Underlying consolidated profit	577	(26.3)	(26.4)	2,929	18.2	19.6

Minority interests	82	(16.3)	(16.0)	330	26.5	29.2

Underlying attributable profit to the Group	495	(27.8)	(27.9)	2,599	17.2	18.5

Net capital gains and provisions**	120	—	—	—	—	—

Attributable profit to the Group	615	(10.3)	(10.4)	2,599	17.2	18.5

Balance sheet

Customer loans ***	297,214	1.1	1.2	297,214	3.5	3.5

Financial assets held for trading (w/o loans)	53,966	(20.0)	(20.0)	53,966	(10.3)	(10.2)

Available-for-sale financial assets	55,736	0.0	0.1	55,736	(8.5)	(8.3)

Central banks and credit institutions ***	58,085	(20.2)	(20.3)	58,085	(23.7)	(23.9)

Tangible and intangible assets	7,902	(31.4)	(31.8)	7,902	(33.0)	(33.2)

Other assets	47,231	8.1	8.0	47,231	11.3	11.4

Total assets/liabilities & shareholders’ equity	520,134	(4.6)	(4.6)	520,134	(3.4)	(3.5)

Customer deposits ***	269,934	0.4	0.6	269,934	2.5	2.6

Debt securities issued ***	53,064	0.0	0.2	53,064	3.8	3.5

Liabilities under insurance contracts	652	(1.8)	(1.8)	652	4.1	4.1

Central banks and credit institutions ***	103,816	(13.7)	(13.9)	103,816	(21.8)	(22.0)

Other liabilities	61,485	(11.4)	(11.3)	61,485	5.6	5.7

Stockholders’ equity ****	31,183	(5.7)	(5.7)	31,183	(4.1)	(4.2)

Other managed and marketed customer funds	73,624	2.7	2.7	73,624	3.1	3.2

Mutual and pension funds	65,308	2.3	2.4	65,308	4.2	4.4

Managed portfolios	8,316	5.7	5.2	8,316	(4.6)	(4.9)

Managed and marketed customer funds	396,622	0.8	0.9	396,622	2.8	2.9

Ratios (%) and operating means

Underlying RoTE	6.36	(1.94)		8.07	0.80

Efficiency ratio (with amortisations)	55.9	3.7		52.9	0.4

NPL ratio	5.92	(0.51)		5.92	(1.35)

NPL coverage	60.0	(1.3)		60.0	(4.2)

Number of employees	57,259	(0.0)		57,259	(1.4)

Number of branches	4,805	(3.2)		4,805	(13.4)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	In 4Q’16 was reallocated the SRF contribution to other operating income
(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

16

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Business information by geography

Spain

    € million

Income statement	4Q’16	% /3Q’16	2016	% /2015

Net interest income	747	2.5	3,077	(10.3)

Net fee income	451	(1.2)	1,781	5.5

Gains (losses) on financial transactions	157	5.1	595	(24.1)

Other operating income*	(176)	—	155	(13.2)

Gross income	1,179	(15.7)	5,608	(7.8)

Operating expenses	(802)	(2.7)	(3,297)	(4.0)

General administrative expenses	(766)	(3.1)	(3,156)	(2.7)

Personnel	(408)	1.8	(1,632)	(2.3)

Other general administrative expenses	(358)	(8.2)	(1,524)	(3.1)

Depreciation and amortisation	(36)	8.6	(140)	(26.1)

Net operating income	377	(34.4)	2,311	(12.7)

Net loan-loss provisions	(85)	(39.2)	(585)	(41.0)

Other income	(97)	89.3	(267)	1.7

Underlying profit before taxes	195	(49.1)	1,459	4.8

Tax on profit	(52)	(52.0)	(416)	5.8

Underlying profit from continuing operations	143	(47.9)	1,043	4.4

Net profit from discontinued operations	—	—	—	—

Underlying consolidated profit	143	(47.9)	1,043	4.4

Minority interests	6	22.0	21	(5.5)

Underlying attributable profit to the Group	137	(49.2)	1,022	4.6

Net capital gains and provisions**	100	—	—	—

Attributable profit to the Group	237	(12.0)	1,022	4.6

Balance sheet

Customer loans ***	152,850	(0.3)	152,850	(1.5)

Financial assets held for trading (w/o loans)	51,470	(20.7)	51,470	(10.3)

Available-for-sale financial assets	39,267	0.3	39,267	(10.9)

Central banks and credit institutions ***	42,701	(22.5)	42,701	(20.3)

Tangible and intangible assets	3,147	20.0	3,147	9.5

Other assets	22,919	25.8	22,919	64.6

Total assets/liabilities & shareholders’ equity	312,354	(6.3)	312,354	(4.5)

Customer deposits ***	176,779	0.3	176,779	1.1

Debt securities issued ***	20,863	2.6	20,863	(6.3)

Liabilities under insurance contracts	552	1.9	552	2.9

Central banks and credit institutions ***	50,687	(22.5)	50,687	(26.5)

Other liabilities	50,690	(11.6)	50,690	6.7

Stockholders’ equity ****	12,783	(4.7)	12,783	(1.0)

Other managed and marketed customer funds	66,649	2.7	66,649	4.3

Mutual and pension funds	59,716	2.6	59,716	4.7

Managed portfolios	6,932	3.6	6,932	0.3

Managed and marketed customer funds	264,291	1.1	264,291	1.3

Ratios (%) and operating means

Underlying RoTE	4.26	(3.58)	7.74	(0.41)

Efficiency ratio (with amortisations)	68.1	9.1	58.8	2.3

NPL ratio	5.41	(0.41)	5.41	(1.12)

NPL coverage	48.3	0.7	48.3	0.2

Number of employees	23,017	(0.7)	23,017	(5.0)

Number of branches	2,911	(2.7)	2,911	(16.0)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	In 4Q’16 was reallocated the SRF contribution to other operating income
(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

17

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Business information by geography

Santander Consumer Finance

    € million

		/3Q’16			/2015
Income statement	4Q’16%		% w/o FX	2016	%	% w/o FX

Net interest income	867	(1.4)	(1.8)	3,391	9.5	10.7

Net fee income	184	(15.8)	(15.9)	862	(1.6)	(1.2)

Gains (losses) on financial transactions	(2)	(66.7)	(66.8)	(14)	25.8	27.2

Other operating income*	(7)	—	—	23	508.5	428.2

Gross income	1,043	(5.6)	(6.0)	4,262	7.5	8.5

Operating expenses	(486)	4.2	3.9	(1,904)	7.4	8.3

General administrative expenses	(437)	3.7	3.4	(1,719)	7.3	8.4

Personnel	(206)	2.2	1.9	(810)	8.5	9.6

Other general administrative expenses	(231)	5.1	4.8	(910)	6.4	7.3

Depreciation and amortisation	(49)	8.7	8.5	(185)	7.6	8.2

Net operating income	557	(12.8)	(13.2)	2,357	7.6	8.6

Net loan-loss provisions	(87)	(25.3)	(25.7)	(387)	(28.0)	(27.3)

Other income	(52)	47.4	47.6	(168)	10.2	10.6

Underlying profit before taxes	418	(14.3)	(14.7)	1,803	20.0	21.3

Tax on profit	(110)	(22.3)	(22.7)	(521)	22.2	23.2

Underlying profit from continuing operations	308	(11.0)	(11.4)	1,282	19.2	20.5

Net profit from discontinued operations	—	—	—	—	—	—

Underlying consolidated profit	308	(11.0)	(11.4)	1,282	19.2	20.5

Minority interests	49	(9.4)	(9.4)	189	37.3	38.1

Underlying attributable profit to the Group	258	(11.3)	(11.8)	1,093	16.5	17.9

Net capital gains and provisions**	11	—	—	—	—	—

Attributable profit to the Group	269	(7.4)	(8.0)	1,093	16.5	17.9

Balance sheet

Customer loans ***	85,180	3.2	3.4	85,180	15.6	14.8

Financial assets held for trading (w/o loans)	25	(21.7)	(21.2)	25	(73.2)	(74.1)

Available-for-sale financial assets	3,836	(2.4)	(1.7)	3,836	5.0	3.9

Central banks and credit institutions ***	2,894	30.3	30.8	2,894	26.0	24.2

Tangible and intangible assets	632	(3.9)	(3.7)	632	(8.6)	(8.8)

Other assets	7,054	(2.9)	(2.8)	7,054	(12.8)	(13.1)

Total assets/liabilities & shareholders’ equity	99,622	3.1	3.3	99,622	12.5	11.8

Customer deposits ***	35,050	2.1	2.3	35,050	7.5	7.0

Debt securities issued ***	27,892	2.3	2.5	27,892	19.5	18.5

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions ***	23,399	6.8	7.0	23,399	15.2	14.3

Other liabilities	5,470	(1.8)	(1.7)	5,470	26.5	26.0

Stockholders’ equity ****	7,811	3.6	3.9	7,811	(1.8)	(2.6)

Other managed and marketed customer funds	7	0.6	0.6	7	2.5	2.5

Mutual and pension funds	7	0.6	0.6	7	2.5	2.5

Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	62,950	2.2	2.4	62,950	12.5	11.8

Ratios (%) and operating means

Underlying RoTE	13.98	(2.44)		14.86	2.23

Efficiency ratio (with amortisations)	46.6	4.4		44.7	(0.0)

NPL ratio	2.68	(0.18)		2.68	(0.74)

NPL coverage	109.1	(1.6)		109.1	—

Number of employees	14,928	0.7		14,928	2.7

Number of branches	567	(1.0)		567	(3.6)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	In 4Q’16 was reallocated the SRF contribution to other operating income
(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

18

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Business information by geography

Poland

    € million

		/3Q’16			/2015
Income statement	4Q’16%		% w/o FX	2016	%	% w/o FX

Net interest income	222	3.3	4.2	834	6.6	11.2

Net fee income	101	(4.7)	(3.8)	400	(5.3)	(1.2)

Gains (losses) on financial transactions	14	(0.8)	0.8	83	(25.8)	(22.6)

Other operating income*	(8)	55.8	55.1	(2)	(94.6)	(94.4)

Gross income	329	(0.3)	0.7	1,314	3.0	7.4

Operating expenses	(139)	(6.7)	(5.8)	(579)	(2.5)	1.7

General administrative expenses	(124)	(7.3)	(6.4)	(521)	(5.2)	(1.1)

Personnel	(76)	(1.4)	(0.5)	(303)	(6.6)	(2.6)

Other general administrative expenses	(48)	(15.3)	(14.4)	(219)	(3.1)	1.1

Depreciation and amortisation	(15)	(1.1)	(0.2)	(58)	30.9	36.5

Net operating income	190	5.0	6.0	735	7.7	12.3

Net loan-loss provisions	(35)	(18.3)	(17.5)	(145)	(13.5)	(9.8)

Other income	(25)	329.5	340.2	(83)	—	—

Profit before taxes	129	(2.0)	(1.1)	508	(0.7)	3.6

Tax on profit	(38)	19.9	20.8	(121)	19.6	24.7

Profit from continuing operations	91	(8.9)	(8.0)	387	(5.6)	(1.6)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	91	(8.9)	(8.0)	387	(5.6)	(1.6)

Minority interests	28	(9.6)	(8.7)	115	5.0	9.5

Attributable profit to the Group	63	(8.6)	(7.7)	272	(9.5)	(5.6)

Balance sheet

Customer loans **	19,979	(1.2)	0.9	19,979	5.3	8.9

Financial assets held for trading (w/o loans)	634	(8.2)	(6.2)	634	(29.0)	(26.6)

Available-for-sale financial assets	5,974	14.5	17.0	5,974	12.6	16.5

Central banks and credit institutions **	911	3.8	6.0	911	(21.0)	(18.3)

Tangible and intangible assets	258	4.9	7.1	258	(0.7)	2.7

Other assets	2,023	16.8	19.2	2,023	(19.8)	(17.1)

Total assets/liabilities & shareholders’ equity	29,779	2.7	4.9	29,779	2.3	5.8

Customer deposits **	22,780	3.5	5.7	22,780	6.2	9.8

Debt securities issued **	504	(0.2)	1.9	504	1.2	4.6

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions **	853	9.1	11.4	853	(25.9)	(23.3)

Other liabilities	3,249	(0.7)	1.4	3,249	(7.6)	(4.4)

Stockholders’ equity ***	2,393	(1.5)	0.6	2,393	(3.8)	(0.5)

Other managed and marketed customer funds	3,202	(4.5)	(2.4)	3,202	(0.2)	3.2

Mutual and pension funds	3,118	(3.9)	(1.9)	3,118	0.4	3.8

Managed portfolios	84	(20.8)	(19.2)	84	(18.6)	(15.8)

Managed and marketed customer funds	26,487	2.4	4.6	26,487	5.2	8.9

Ratios (%) and operating means

RoTE	10.88	(1.08)		11.64	(1.25)

Efficiency ratio (with amortisations)	42.3	(2.9)		44.1	(2.5)

NPL ratio	5.42	(0.29)		5.42	(0.88)

NPL coverage	61.0	(7.9)		61.0	(3.0)

Number of employees	12,001	1.9		12,001	4.6

Number of branches	658	—		658	(9.0)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

19

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Business information by geography

Portugal

    € million

Income statement	4Q’16	% /3Q’16	2016	% /2015

Net interest income	182	1.0	733	32.0

Net fee income	69	(13.6)	314	19.1

Gains (losses) on financial transactions	39	907.0	112	(31.9)

Other operating income*	2	(91.5)	51	54.1

Gross income	292	1.8	1,209	19.0

Operating expenses	(143)	0.9	(589)	19.1

General administrative expenses	(133)	0.5	(551)	20.3

Personnel	(83)	4.0	(339)	16.6

Other general administrative expenses	(50)	(4.7)	(212)	26.6

Depreciation and amortisation	(10)	6.7	(38)	4.7

Net operating income	149	2.7	620	18.9

Net loan-loss provisions	(9)	(40.3)	(54)	(25.4)

Other income	(5)	(1.9)	(34)	9.1

Underlying profit before taxes	134	8.3	533	27.2

Tax on profit	(36)	17.1	(131)	11.4

Underlying profit from continuing operations	98	5.4	402	33.4

Net profit from discontinued operations	—	—	—	—

Underlying consolidated profit	98	5.4	402	33.4

Minority interests	1	(13.0)	2	197.8

Underlying attributable profit to the Group	97	5.5	399	33.0

Net capital gains and provisions**	9	—	—	—

Attributable profit to the Group	106	14.8	399	33.0

Balance sheet

Customer loans ***	27,328	(1.0)	27,328	(3.2)

Financial assets held for trading (w/o loans)	1,553	(9.6)	1,553	(7.5)

Available-for-sale financial assets	5,769	(1.7)	5,769	(15.2)

Central banks and credit institutions ***	1,320	(37.3)	1,320	(37.3)

Tangible and intangible assets	703	1.0	703	(2.4)

Other assets	8,148	(3.6)	8,148	(18.9)

Total assets/liabilities & shareholders’ equity	44,820	(3.5)	44,820	(9.6)

Customer deposits ***	30,002	(1.2)	30,002	2.8

Debt securities issued ***	3,805	(9.9)	3,805	(23.8)

Liabilities under insurance contracts	39	0.8	39	101.1

Central banks and credit institutions ***	6,743	(9.1)	6,743	(40.4)

Other liabilities	904	(14.2)	904	(33.1)

Stockholders’ equity ****	3,326	(0.2)	3,326	22.1

Other managed and marketed customer funds	2,770	4.3	2,770	(2.5)

Mutual and pension funds	2,369	5.0	2,369	(2.4)

Managed portfolios	402	0.6	402	(3.3)

Managed and marketed customer funds	36,578	(1.8)	36,578	(1.2)

Ratios (%) and operating means

Underlying RoTE	11.79	0.47	13.03	0.50

Efficiency ratio (with amortisations)	49.1	(0.4)	48.7	0.0

NPL ratio	8.81	(0.59)	8.81	1.35

NPL coverage	63.7	5.9	63.7	(35.3)

Number of employees	6,306	(1.4)	6,306	(4.0)

Number of branches	657	(9.6)	657	(12.6)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	In 4Q’16 was reallocated the SRF contribution to other operating income
(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

20

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Business information by geography

United Kingdom

    € million

		/3Q’16			/2015
Income statement	4Q’16%		% w/o FX	2016	%	% w/o FX

Net interest income	1,072	2.7	4.5	4,405	(10.9)	0.4

Net fee income	235	(9.3)	(6.9)	1,032	(5.4)	6.5

Gains (losses) on financial transactions	91	42.0	41.6	319	5.7	19.1

Other operating income*	27	151.0	146.9	61	30.7	47.3

Gross income	1,425	3.5	5.2	5,816	(8.9)	2.7

Operating expenses	(683)	(2.8)	(0.8)	(2,967)	(11.6)	(0.4)

General administrative expenses	(604)	(4.2)	(2.2)	(2,656)	(11.7)	(0.6)

Personnel	(343)	(0.9)	1.1	(1,418)	(10.9)	0.3

Other general administrative expenses	(261)	(8.2)	(6.2)	(1,238)	(12.6)	(1.6)

Depreciation and amortisation	(79)	9.5	11.0	(311)	(10.5)	0.8

Net operating income	742	10.0	11.6	2,850	(5.8)	6.1

Net loan-loss provisions	61	—	—	(58)	(45.7)	(38.9)

Other income	(124)	45.2	46.7	(339)	(4.2)	7.9

Profit before taxes	679	24.5	25.4	2,452	(4.4)	7.7

Tax on profit	(196)	12.1	13.6	(736)	32.4	49.2

Profit from continuing operations	483	30.4	30.9	1,716	(14.6)	(3.8)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	483	30.4	30.9	1,716	(14.6)	(3.8)

Minority interests	9	31.3	30.5	35	(5.8)	6.0

Attributable profit to the Group	474	30.4	30.9	1,681	(14.7)	(4.0)

Balance sheet

Customer loans **	251,250	0.4	(0.2)	251,250	(11.1)	3.7

Financial assets held for trading (w/o loans)	33,986	(6.2)	(6.8)	33,986	(15.3)	(1.2)

Available-for-sale financial assets	12,336	1.7	1.2	12,336	0.5	17.2

Central banks and credit institutions **	15,305	(8.7)	(9.2)	15,305	8.7	26.8

Tangible and intangible assets	2,581	1.8	1.2	2,581	(14.7)	(0.5)

Other assets	39,502	10.4	9.7	39,502	27.6	48.9

Total assets/liabilities & shareholders’ equity	354,960	0.3	(0.2)	354,960	(7.4)	8.1

Customer deposits **	212,113	4.1	3.5	212,113	(8.6)	6.7

Debt securities issued **	71,108	(2.9)	(3.4)	71,108	(4.2)	11.7

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions **	21,559	(3.8)	(4.3)	21,559	(8.7)	6.5

Other liabilities	34,068	(12.8)	(13.2)	34,068	(5.8)	9.9

Stockholders’ equity ***	16,112	5.2	4.6	16,112	(6.2)	9.4

Other managed and marketed customer funds	8,564	0.2	(0.3)	8,564	(11.7)	3.0

Mutual and pension funds	8,447	0.2	(0.3)	8,447	(11.7)	3.0

Managed portfolios	118	0.3	(0.3)	118	(15.5)	(1.4)

Managed and marketed customer funds	291,785	2.2	1.6	291,785	(7.6)	7.7

Ratios (%) and operating means

RoTE	12.57	2.56		10.59	(1.24)

Efficiency ratio (with amortisations)	47.9	(3.1)		51.0	(1.6)

NPL ratio	1.41	(0.06)		1.41	(0.11)

NPL coverage	32.9	(3.1)		32.9	(5.3)

Number of employees	25,688	(0.6)		25,688	(0.7)

Number of branches	844	—		844	(1.6)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

21

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Business information by geography

Latin America

    € million

		/3Q’16			/2015
Income statement	4Q’16%		% w/o FX	2016	%	% w/o FX

Net interest income	3,706	7.2	6.1	13,346	(3.0)	6.2

Net fee income	1,317	11.5	10.5	4,581	2.9	15.2

Gains (losses) on financial transactions	147	(50.5)	(53.0)	806	56.1	85.1

Other operating income*	23	—	—	32	(10.9)	(38.0)

Gross income	5,193	5.4	4.2	18,764	0.0	10.2

Operating expenses	(2,148)	8.8	7.7	(7,692)	(2.7)	8.1

General administrative expenses	(1,960)	9.1	8.1	(7,007)	(3.1)	7.8

Personnel	(1,088)	9.8	8.6	(3,886)	(1.8)	8.8

Other general administrative expenses	(872)	8.3	7.3	(3,121)	(4.7)	6.5

Depreciation and amortisation	(188)	5.5	4.2	(685)	1.3	12.0

Net operating income	3,045	3.2	1.8	11,073	2.0	11.6

Net loan-loss provisions	(1,329)	0.0	(1.7)	(4,911)	(0.8)	7.2

Other income	(247)	85.7	96.5	(785)	(12.0)	(7.3)

Profit before taxes	1,469	(1.4)	(2.8)	5,377	7.4	19.7

Tax on profit	(334)	(17.9)	(19.9)	(1,363)	11.7	25.3

Profit from continuing operations	1,135	4.8	3.7	4,014	5.9	17.9

Net profit from discontinued operations	—	(100.0)	(100.0)	—	—	—

Consolidated profit	1,135	4.8	3.7	4,014	5.9	17.9

Minority interests	173	4.3	3.3	628	5.4	14.3

Attributable profit to the Group	962	4.9	3.7	3,386	6.1	18.6

Balance sheet

Customer loans **	152,187	6.9	3.0	152,187	14.3	3.5

Financial assets held for trading (w/o loans)	43,422	35.4	31.3	43,422	29.0	23.6

Available-for-sale financial assets	29,840	0.5	(3.3)	29,840	15.1	1.9

Central banks and credit institutions **	48,612	(1.9)	(6.0)	48,612	36.8	15.6

Tangible and intangible assets	4,111	7.1	2.6	4,111	16.7	2.2

Other assets	42,596	16.2	11.5	42,596	18.0	5.0

Total assets/liabilities & shareholders’ equity	320,768	9.0	4.9	320,768	19.7	7.6

Customer deposits **	143,747	7.7	3.8	143,747	17.4	6.7

Debt securities issued **	47,436	7.1	2.5	47,436	20.0	2.7

Liabilities under insurance contracts	1	(34.4)	(37.9)	1	(49.1)	(59.5)

Central banks and credit institutions **	47,585	20.0	15.7	47,585	12.2	1.6

Other liabilities	57,473	8.5	4.8	57,473	31.0	18.1

Stockholders’ equity ***	24,526	2.7	(1.4)	24,526	24.6	12.7

Other managed and marketed customer funds	81,482	3.0	(1.4)	81,482	24.0	6.7

Mutual and pension funds	75,002	2.9	(1.5)	75,002	22.8	5.7

Managed portfolios	6,480	3.9	(0.8)	6,480	41.0	18.8

Managed and marketed customer funds	272,665	6.2	2.0	272,665	19.8	6.0

Ratios (%) and operating means

RoTE	16.27	0.14		15.56	0.36

Efficiency ratio (with amortisations)	41.4	1.3		41.0	(1.2)

NPL ratio	4.81	(0.13)		4.81	(0.15)

NPL coverage	87.3	2.8		87.3	8.3

Number of employees	86,312	(1.1)		86,312	(3.9)

Number of branches	5,818	0.0		5,818	(0.4)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

22

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Business information by geography

Brazil

    € million

		/3Q’16			/2015
Income statement	4Q’16%		% w/o FX	2016	%	% w/o FX

Net interest income	2,269	6.9	5.3	8,062	(3.1)	1.8

Net fee income	887	14.2	12.8	2,940	11.2	16.9

Gains (losses) on financial transactions	(14)	—	—	238	467.9	496.8

Other operating income*	46	—	—	80	(40.8)	(37.8)

Gross income	3,187	4.5	2.7	11,321	1.6	6.8

Operating expenses	(1,305)	10.9	9.5	(4,475)	0.5	5.7

General administrative expenses	(1,187)	11.9	10.6	(4,046)	0.1	5.3

Personnel	(663)	11.8	10.4	(2,253)	2.2	7.4

Other general administrative expenses	(523)	12.1	10.8	(1,793)	(2.3)	2.7

Depreciation and amortisation	(119)	1.7	(0.3)	(429)	4.3	9.6

Net operating income	1,882	0.5	(1.6)	6,845	2.3	7.6

Net loan-loss provisions	(953)	0.2	(2.2)	(3,377)	2.4	7.6

Other income	(193)	44.3	49.9	(696)	(20.7)	(16.7)

Profit before taxes	736	(6.5)	(9.1)	2,772	10.3	15.9

Tax on profit	(161)	(33.8)	(37.8)	(773)	12.2	17.9

Profit from continuing operations	575	5.7	3.8	1,999	9.6	15.2

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	575	5.7	3.8	1,999	9.6	15.2

Minority interests	65	15.6	14.3	213	10.5	16.1

Attributable profit to the Group	510	4.6	2.6	1,786	9.5	15.0

Balance sheet

Customer loans **	75,474	10.8	4.9	75,474	25.3	(0.3)

Financial assets held for trading (w/o loans)	26,007	59.8	51.4	26,007	94.7	54.9

Available-for-sale financial assets	16,851	(5.8)	(10.7)	16,851	6.6	(15.2)

Central banks and credit institutions **	36,430	(0.3)	(5.5)	36,430	36.5	8.6

Tangible and intangible assets	2,704	4.5	(1.0)	2,704	18.6	(5.6)

Other assets	24,036	6.8	1.2	24,036	19.3	(5.1)

Total assets/liabilities & shareholders’ equity	181,502	10.7	4.9	181,502	31.0	4.2

Customer deposits **	72,478	5.1	(0.4)	72,478	28.0	1.8

Debt securities issued **	31,679	6.7	1.1	31,679	21.0	(3.7)

Liabilities under insurance contracts	1	(34.4)	(37.9)	1	(49.1)	(59.5)

Central banks and credit institutions **	27,226	31.8	24.9	27,226	26.0	0.3

Other liabilities	34,571	16.2	10.1	34,571	43.5	14.2

Stockholders’ equity ***	15,547	4.6	(0.9)	15,547	54.8	23.2

Other managed and marketed customer funds	59,631	5.2	(0.4)	59,631	30.7	4.0

Mutual and pension funds	55,733	5.2	(0.3)	55,733	29.7	3.2

Managed portfolios	3,898	4.1	(1.3)	3,898	47.3	17.2

Managed and marketed customer funds	163,788	5.4	(0.1)	163,788	27.5	1.5

Ratios (%) and operating means

RoTE	13.92	(0.00)		13.84	(0.25)

Efficiency ratio (with amortisations)	41.0	2.4		39.5	(0.4)

NPL ratio	5.90	(0.22)		5.90	(0.08)

NPL coverage	93.1	3.8		93.1	9.4

Number of employees	46,728	(1.7)		46,728	(5.6)

Number of branches	3,431	0.7		3,431	(0.3)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

23

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Business information by geography

Mexico

    € million

		/3Q’16			/2015
Income statement	4Q’16%		% w/o FX	2016	%	% w/o FX

Net interest income	615	2.8	4.9	2,385	(2.7)	14.3

Net fee income	179	6.0	8.0	711	(11.1)	4.4

Gains (losses) on financial transactions	54	39.1	41.0	149	8.0	26.9

Other operating income*	(19)	122.7	123.7	(43)	(41.2)	(30.9)

Gross income	828	4.0	6.0	3,203	(3.4)	13.4

Operating expenses	(325)	4.5	6.6	(1,274)	(6.9)	9.3

General administrative expenses	(300)	4.5	6.6	(1,168)	(7.0)	9.2

Personnel	(156)	12.8	14.6	(606)	(8.4)	7.6

Other general administrative expenses	(144)	(3.1)	(1.0)	(562)	(5.5)	11.0

Depreciation and amortisation	(25)	4.4	6.4	(106)	(5.9)	10.5

Net operating income	503	3.6	5.6	1,928	(1.0)	16.3

Net loan-loss provisions	(203)	4.8	6.8	(832)	(5.2)	11.4

Other income	(8)	63.9	63.6	(30)	716.5	859.2

Profit before taxes	293	1.8	3.9	1,067	0.0	17.5

Tax on profit	(75)	16.6	18.6	(247)	4.8	23.1

Profit from continuing operations	217	(2.4)	(0.3)	820	(1.4)	15.9

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	217	(2.4)	(0.3)	820	(1.4)	15.9

Minority interests	49	(4.7)	(2.5)	191	(5.7)	10.7

Attributable profit to the Group	169	(1.8)	0.4	629	0.1	17.5

Balance sheet

Customer loans **	27,315	(1.6)	(1.4)	27,315	(9.4)	4.3

Financial assets held for trading (w/o loans)	14,222	11.6	11.7	14,222	(16.1)	(3.4)

Available-for-sale financial assets	7,096	7.6	7.8	7,096	18.8	36.8

Central banks and credit institutions **	8,562	0.9	1.1	8,562	81.5	108.9

Tangible and intangible assets	392	9.3	9.5	392	(1.0)	14.0

Other assets	7,524	31.8	32.0	7,524	15.1	32.5

Total assets/liabilities & shareholders’ equity	65,112	5.6	5.8	65,112	0.6	15.8

Customer deposits **	28,910	11.3	11.4	28,910	2.2	17.7

Debt securities issued **	5,393	3.1	3.3	5,393	(6.7)	7.3

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions **	11,269	14.8	14.9	11,269	(12.5)	0.7

Other liabilities	15,963	(3.7)	(3.5)	15,963	24.4	43.2

Stockholders’ equity ***	3,577	(11.7)	(11.6)	3,577	(27.8)	(16.9)

Other managed and marketed customer funds	10,242	(6.4)	(6.2)	10,242	(10.8)	2.7

Mutual and pension funds	10,242	(6.4)	(6.2)	10,242	(10.8)	2.7

Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	44,545	5.7	5.8	44,545	(2.2)	12.6

Ratios (%) and operating means

RoTE	17.45	0.26		15.45	2.27

Efficiency ratio (with amortisations)	39.2	0.2		39.8	(1.5)

NPL ratio	2.76	(0.19)		2.76	(0.62)

NPL coverage	103.8	1.9		103.8	13.2

Number of employees	17,608	0.8		17,608	(1.3)

Number of branches	1,389	0.1		1,389	0.9

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

24

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Business information by geography

Chile

    € million

		/3Q’16			/2015
Income statement	4Q’16%		% w/o FX	2016	%	% w/o FX

Net interest income	521	10.5	7.7	1,864	4.1	7.4

Net fee income	91	3.0	0.1	353	(1.9)	1.2

Gains (losses) on financial transactions	63	17.6	14.9	206	18.8	22.6

Other operating income*	(3)	—	—	(1)	—	—

Gross income	672	9.1	6.2	2,422	3.7	7.0

Operating expenses	(265)	6.7	3.9	(986)	(1.7)	1.5

General administrative expenses	(238)	5.7	2.8	(895)	(3.4)	(0.2)

Personnel	(148)	4.3	1.4	(558)	(1.8)	1.4

Other general administrative expenses	(90)	8.1	5.2	(337)	(5.8)	(2.8)

Depreciation and amortisation	(27)	16.9	14.1	(91)	18.2	22.1

Net operating income	407	10.6	7.8	1,435	7.7	11.2

Net loan-loss provisions	(131)	(9.9)	(13.0)	(514)	(9.4)	(6.5)

Other income	(35)	—	—	(27)	—	—

Profit before taxes	241	5.5	2.6	894	16.4	20.2

Tax on profit	(46)	10.2	7.4	(159)	40.0	44.5

Profit from continuing operations	195	4.5	1.6	735	12.3	15.9

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	195	4.5	1.6	735	12.3	15.9

Minority interests	58	0.8	(2.1)	222	11.3	14.9

Attributable profit to the Group	137	6.1	3.2	513	12.7	16.4

Balance sheet

Customer loans **	37,662	5.0	1.2	37,662	16.5	6.5

Financial assets held for trading (w/o loans)	3,002	4.4	0.7	3,002	(4.5)	(12.7)

Available-for-sale financial assets	4,820	23.6	19.2	4,820	80.7	65.2

Central banks and credit institutions **	2,998	(11.4)	(14.5)	2,998	(9.0)	(16.8)

Tangible and intangible assets	424	12.9	8.9	424	19.2	9.0

Other assets	4,599	30.6	26.0	4,599	10.5	1.1

Total assets/liabilities & shareholders’ equity	53,505	7.1	3.3	53,505	16.4	6.5

Customer deposits **	27,317	7.3	3.5	27,317	12.2	2.6

Debt securities issued **	10,174	11.0	7.1	10,174	36.3	24.6

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions **	7,172	5.7	2.0	7,172	21.8	11.4

Other liabilities	5,476	1.5	(2.1)	5,476	3.7	(5.1)

Stockholders’ equity ***	3,366	7.3	3.5	3,366	13.0	3.3

Other managed and marketed customer funds	9,903	(0.4)	(3.9)	9,903	34.4	22.9

Mutual and pension funds	7,321	(1.7)	(5.2)	7,321	35.0	23.5

Managed portfolios	2,582	3.6	(0.1)	2,582	32.5	21.2

Managed and marketed customer funds	47,394	6.3	2.6	47,394	21.0	10.6

Ratios (%) and operating means

RoTE	17.20	(0.10)		17.17	1.65

Efficiency ratio (with amortisations)	39.5	(0.9)		40.7	(2.2)

NPL ratio	5.05	(0.07)		5.05	(0.57)

NPL coverage	59.1	1.0		59.1	5.2

Number of employees	11,999	(1.7)		11,999	(3.7)

Number of branches	435	(6.5)		435	(7.8)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

25

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Business information by geography

United States

    € million

		/3Q’16			/2015
Income statement	4Q’16%		% w/o FX	2016	%	% w/o FX

Net interest income	1,451	(0.3)	(3.9)	5,917	(3.3)	(3.5)

Net fee income	257	(4.0)	(7.7)	1,102	1.5	1.2

Gains (losses) on financial transactions	(16)	—	—	22	(90.4)	(90.4)

Other operating income*	117	(12.3)	(15.6)	491	33.9	33.6

Gross income	1,809	(3.1)	(6.7)	7,532	(3.4)	(3.6)

Operating expenses	(864)	10.2	6.6	(3,198)	5.7	5.5

General administrative expenses	(777)	10.1	6.5	(2,882)	4.4	4.1

Personnel	(414)	1.9	(1.7)	(1,636)	6.0	5.8

Other general administrative expenses	(363)	21.2	17.5	(1,247)	2.3	2.1

Depreciation and amortisation	(87)	11.0	7.4	(316)	19.8	19.5

Net operating income	946	(12.7)	(16.3)	4,334	(9.2)	(9.4)

Net loan-loss provisions	(867)	11.6	7.9	(3,208)	3.4	3.1

Other income	(8)	198.1	166.6	(90)	(39.1)	(39.3)

Profit before taxes	71	(76.6)	(79.6)	1,036	(32.0)	(32.1)

Tax on profit	(17)	(81.6)	(85.0)	(355)	(31.3)	(31.4)

Profit from continuing operations	54	(74.5)	(77.3)	681	(32.4)	(32.5)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	54	(74.5)	(77.3)	681	(32.4)	(32.5)

Minority interests	40	(44.0)	(47.5)	286	(13.0)	(13.2)

Attributable profit to the Group	14	(90.2)	(92.6)	395	(41.8)	(41.9)

Balance sheet

Customer loans **	85,389	4.1	(1.7)	85,389	1.4	(1.8)

Financial assets held for trading (w/o loans)	2,885	9.7	3.6	2,885	25.5	21.5

Available-for-sale financial assets	16,089	11.6	5.4	16,089	(16.0)	(18.6)

Central banks and credit institutions **	1,090	(34.0)	(37.7)	1,090	4.2	0.9

Tangible and intangible assets	10,648	5.4	(0.5)	10,648	16.3	12.6

Other assets	21,289	12.3	6.0	21,289	44.4	39.8

Total assets/liabilities & shareholders’ equity	137,390	5.9	(0.0)	137,390	5.2	1.9

Customer deposits **	64,460	7.1	1.2	64,460	7.2	3.8

Debt securities issued **	26,340	7.1	1.2	26,340	10.2	6.7

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions **	22,233	(0.2)	(5.7)	22,233	(15.0)	(17.7)

Other liabilities	9,897	10.3	4.2	9,897	9.1	5.6

Stockholders’ equity ***	14,461	5.0	(0.8)	14,461	27.7	23.7

Other managed and marketed customer funds	18,827	(4.4)	(9.7)	18,827	(3.3)	(6.4)

Mutual and pension funds	9,947	43.0	35.0	9,947	39.6	35.2

Managed portfolios	8,880	(30.3)	(34.2)	8,880	(28.1)	(30.4)

Managed and marketed customer funds****	89,200	4.4	(1.4)	89,200	5.9	2.5

Ratios (%) and operating means

RoTE	0.32	(4.04)		3.11	(3.42)

Efficiency ratio (with amortisations)	47.7	5.8		42.5	3.7

NPL ratio	2.28	0.04		2.28	0.15

NPL coverage	214.4	(1.8)		214.4	(10.6)

Number of employees	17,509	(0.3)		17,509	(3.4)

Number of branches	768	0.3		768	(1.9)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results
(****).-	Excluding debt securities issued of Santander Consumer USA

26

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Business information by geography

Corporate Centre

    € million

Income statement	4Q’16	3Q’16%		2016	2015	%

Net interest income	(189)	(194)	(2.6)	(739)	(627)	17.8

Net fee income	(14)	(7)	101.8	(31)	(13)	137.3

Gains (losses) on financial transactions	(47)	(97)	(51.6)	(243)	150	—

Other operating income	(31)	(18)	74.2	(52)	(5)	980.8

Dividends	2	1	45.1	33	72	(54.8)

Income from equity-accounted method	(9)	(20)	(54.6)	(51)	(43)	18.7

Other operating income/expenses	(24)	1	—	(34)	(34)	(0.1)

Gross income	(282)	(316)	(11.0)	(1,066)	(495)	115.3

Operating expenses	(99)	(104)	(4.6)	(450)	(547)	(17.7)

Net operating income	(381)	(421)	(9.4)	(1,516)	(1,042)	45.5

Net loan-loss provisions	0	5	(95.3)	2	27	(94.2)

Other income	44	(59)	—	(75)	(507)	(85.3)

Underlying profit before taxes	(337)	(474)	(28.9)	(1,589)	(1,523)	4.3

Tax on profit	39	61	(36.4)	141	59	138.5

Underlying profit from continuing operations	(299)	(414)	(27.8)	(1,448)	(1,464)	(1.1)

Net profit from discontinued operations	0	(0)	—	0	—	—

Underlying consolidated profit	(298)	(414)	(28.0)	(1,448)	(1,464)	(1.1)

Minority interests	0	(2)	—	(9)	30	—

Underlying attributable profit to the Group	(299)	(412)	(27.4)	(1,439)	(1,493)	(3.6)

Net capital gains and provisions*	(169)	—	—	(417)	(600)	(30.5)

Attributable profit to the Group	(467)	(412)	13.5	(1,856)	(2,093)	(11.3)

Balance sheet

Financial assets held for trading (w/o loans)	1,203	1,332	(9.7)	1,203	2,656	(54.7)

Available-for-sale financial assets	2,774	1,986	39.7	2,774	3,773	(26.5)

Goodwill	26,724	26,143	2.2	26,724	26,960	(0.9)

Capital assigned to Group areas	79,704	79,945	(0.3)	79,704	77,163	3.3

Other assets	21,750	25,041	(13.1)	21,750	37,583	(42.1)

Total assets/liabilities & shareholders’ equity	132,154	134,447	(1.7)	132,154	148,136	(10.8)

Customer deposits**	858	1,252	(31.5)	858	5,205	(83.5)

Marketable debt securities**	30,922	33,566	(7.9)	30,922	37,364	(17.2)

Other liabilities	16,014	16,830	(4.8)	16,014	21,052	(23.9)

Stockholders’ equity ***	84,361	82,800	1.9	84,361	84,515	(0.2)

Other managed and marketed customer funds	10	—	—	10	—	—

Mutual and pension funds	10	—	—	10	—	—

Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	31,790	34,818	(8.7)	31,790	42,569	(25.3)

Operating means

Number of employees	1,724	1,732	(0.5)	1,724	2,006	(14.1)

(*).-	In 4Q’16 PPI (-€137 million) and restatement Santander Consumer USA (-€32 million). In 2016, capital gains from the disposal of the stake in Visa Europe (€227 million), restructuring costs (-€475 million), PPI (-€137 million) and restatement Santander Consumer USA (-€32 million). In 2015, net result of the reversal of tax liabilities in Brazil (€835 million), Banif’s badwill in Portugal (€283 million), PPI (-€600 million), impairment of intangible assets (€683 million) and goodwill and other assets (-€435 million).
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

27

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Information by global business

Retail Banking

    € million

		/3Q’16			/2015
Income statement	4Q’16%		% w/o FX	2016	%	% w/o FX

Net interest income	7,493	2.9	1.9	29,090	(2.6)	2.9

Net fee income	2,279	1.2	0.3	8,745	2.1	8.9

Gains (losses) on financial transactions	279	118.9	105.9	664	(51.2)	(49.3)

Other operating income*	(90)	—	—	557	48.5	45.5

Gross income	9,960	0.9	(0.1)	39,055	(2.7)	2.8

Operating expenses	(4,827)	4.9	4.0	(18,476)	(1.1)	5.0

Net operating income	5,133	(2.5)	(3.7)	20,580	(4.2)	0.9

Net loan-loss provisions	(2,299)	0.9	(1.1)	(8,693)	(6.0)	(2.2)

Other income	(523)	66.2	69.6	(1,686)	(3.7)	1.2

Underlying profit before taxes	2,311	(13.6)	(14.2)	10,201	(2.7)	3.6

Tax on profit	(585)	(21.9)	(22.7)	(2,798)	6.6	12.4

Underlying profit from continuing operations	1,726	(10.3)	(10.9)	7,402	(5.8)	0.6

Net profit from discontinued operations	—	(100.0)	(100.0)	—	—	—

Underlying consolidated profit	1,726	(10.3)	(10.9)	7,402	(5.8)	0.6

Minority interests	259	(10.2)	(11.5)	1,105	(0.8)	3.6

Underlying attributable profit to the Group	1,467	(10.3)	(10.8)	6,297	(6.6)	0.1

Net capital gains and provisions**	120	—	—	—	—	—

Attributable profit to the Group	1,587	(3.0)	(3.4)	6,297	(6.6)	0.1

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	In 4Q’16 was reallocated the SRF contribution to other operating income

28

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Information by global business

Global Corporate Banking

    € million

		/3Q’16			/2015
Income statement	4Q’16%		% w/o FX	2016	%	% w/o FX

Net interest income	801	11.0	10.0	2,781	(7.3)	(0.5)

Net fee income	372	6.1	5.7	1,465	(1.2)	4.6

Gains (losses) on financial transactions	171	(58.4)	(59.6)	1,293	78.6	96.8

Other operating income*	75	140.6	141.5	286	6.8	5.0

Gross income	1,419	(6.2)	(7.0)	5,825	6.4	13.7

Operating expenses	(478)	(1.9)	(2.4)	(1,951)	(7.7)	(2.2)

Net operating income	941	(8.3)	(9.2)	3,874	15.2	23.8

Net loan-loss provisions	(55)	(70.5)	(74.9)	(660)	(3.1)	1.1

Other income	(38)	539.7	535.9	(77)	(16.8)	(15.9)

Profit before taxes	848	1.7	1.2	3,137	21.2	31.5

Tax on profit	(214)	(12.1)	(12.7)	(876)	19.6	31.1

Profit from continuing operations	634	7.4	7.0	2,261	21.8	31.7

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	634	7.4	7.0	2,261	21.8	31.7

Minority interests	47	0.2	(0.7)	172	44.9	55.9

Attributable profit to the Group	588	8.1	7.6	2,089	20.2	30.0

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

(1)	Global Transaction Banking: includes the business of cash management, trade finance, basic financing and custody.
(2)	Financing Solutions & Advisory: includes the units of origination and distribution of corporate loans and structured financings, bond and securitisation origination teams, corporate finance units (mergers and acquisitions, primary markets of equities, investment solutions for corporate clients via derivatives), and asset & based finance.
(3)	Global Markets: includes the sale and distribution of fixed income and equity derivatives, interest rates and inflation; the trading and hedging of exchange rates, and short-term money markets for the Group’s wholesale and retail clients; management of books associated with distribution; and brokerage of equities, and derivatives for investment and hedging solutions.

29

FINANCIAL REPORT 2016
JANUARY - DECEMBER
Glossary

Glossary - Definitions

PROFITABILITY AND EFFICIENCY

•	RoE: Return on Equity: Group’s attributable profit / average of: capital + reserves + retained profit + valuation adjustments (excluding minority interests)

•	RoTE: Return on tangible equity: Group’s attributable profit / average of: capital + reserves + retained profit + valuation adjustments (excluding minority interests) - goodwill - intangible assets

•	Underlying RoTE: Return on tangible equity: Group’s underlying profit / average of: capital + reserves + retained profit + valuation adjustments (excluding minority interests) - goodwill - intangible assets

•	RoA: Return on assets: consolidated profit / average total assets

•	RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets

•	Underlying RoRWA: Return on risk-weighted assets: underlying consolidated profit / average risk-weighted assets

•	Efficiency (with amortisations): Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations

CREDIT RISK

•	NPL ratio: Non-performing loans to customers and non-performing contingent liabilities (excluding country-risk) / total lending. Lending defined as total loans to customers and contingent liabilities (excluding country-risk)

•	NPL coverage ratio: Provisions to cover losses due to impairment of customer loans and contingent liabilities (excluding country-risk) / total non-performing loans to customers and non-performing contingent liabilities (excluding country-risk)

•	Cost of credit: 12 month loan-loss provisions / 12 month average lending

CAPITALISATION

•	Tangible net asset value per share (euro) – TNAV: Tangible stockholders’ equity / number of shares (excluding treasury shares). Tangible stockholders’ equity calculated as shareholders equity + valuation adjustments (excluding minority interests) - goodwill - intangible assets

Notes:	1) The averages included in the RoE, RoTE RoA and RoRWA denominators are calculated on the basis of 13 months from the previous December to the following December in the case of the year, and 4 months from September to December in the case of the fourth quarter.

2) The risk-weighted assets included in the RoRWA denominator, are calculated according to the criteria defined in the CRR (Capital Requirements Regulation).

30

Investor Relations
Ciudad Grupo Santander
Edificio Marisma, 0 floor
Avda de Cantabria, o/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Tel: 34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, o/n 28660 Boadilla del Monte, Madrid (Spain)

Santander

www.santander.com

Item 3

Key consolidated data

			Variation
	2016	2015	Amount	%	2014
Balance sheet (€ million)
Total assets	1,339,125	1,340,260	(1,135)	(0.1)	1,266,296
Net customer loans	790,470	790,848	(378)	(0.0)	734,711
Customer deposits	691,112	683,142	7,970	1.2	647,706
Managed and marketed customer funds	1,102,488	1,075,563	26,926	2.5	1,023,189
Total equity	102,699	98,753	3,946	4.0	89,714
Total managed and marketed funds	1,521,633	1,506,520	15,112	1.0	1,428,083

Income statement (€ million)
Net interest income	31,089	32,189	(1,101)	(3.4)	29,548
Gross income	43,853	45,272	(1,419)	(3.1)	42,612
Net operating income	22,766	23,702	(936)	(3.9)	22,574
Underlying profit before taxes	11,288	10,939	349	3.2	9,720
Underlying attributable profit to the Group	6,621	6,566	55	0.8	5,816
Attributable profit to the Group	6,204	5,966	238	4.0	5,816

(*).- Change in constant euro

Net interest income: +2.3%; Gross income: +2.5%; Net operating income: +1.6%; Underlying attributable profit: +10.5%; Attributable profit: +15.1%

EPS, profitability and efficiency (%)
EPS (euro)	0.41	0.40	0.00	1.0	0.48
RoE	6.99	6.57			7.05
Underlying RoTE*	11.08	10.99			10.95
RoTE	10.38	9.99			10.95
RoA	0.56	0.54			0.58
Underlying RoRWA*	1.36	1.30			1.27
RoRWA	1.29	1.20			1.27
Efficiency ratio (with amortisations)	48.1	47.6			47.0

Solvency and NPL ratios (%)
CET1 fully-loaded	10.55	10.05			9.65
CET1 phase-in	12.53	12.55			12.23
NPL ratio	3.93	4.36			5.19
Coverage ratio	73.8	73.1			67.2

Market capitalisation and shares
Shares (millions)	14,582	14,434	148	1.0	12,584
Share price (euros)	4.959	4.558	0.401	8.8	6.996
Market capitalisation (€ million)	72,314	65,792	6,521	9.9	88,041
Tangible book value (euro)	4.22	4.07			4.01
Price / Tangible book value (X)	1.17	1.12			1.75
P/E ratio (X)	12.18	11.30			14.59

Other data
Number of shareholders	3,928,950	3,573,277	355,673	10.0	3,240,395
Number of employees	188,492	193,863	(5,371)	(2.8)	185,405
Number of branches	12,235	13,030	(795)	(6.1)	12,951

(*).-	Excluding non-recurring net capital gains and provisions

Note: RoE, RoTE and CET1 2014, pro-forma taking into account the January 2015 capital increase

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 24 2017, following a favourable report from the Audit Committee on January, 18 2017. The Audit Committee verified that the information for 2016 was based on the same principles and practices as those used to draw up the annual financial statements.

Income statement

€ million

			Variation
	2016	2015	Amount	%

Net interest income	31,089	32,189	(1,101)	(3.4)
Net fee income	10,180	10,033	147	1.5
Gains (losses) on financial transactions	1,723	2,386	(663)	(27.8)
Other operating income	862	665	197	29.7
Dividends	413	455	(41)	(9.1)
Income from equity-accounted method	444	375	69	18.3
Other operating income/expenses	5	(165)	170	—
Gross income	43,853	45,272	(1,419)	(3.1)
Operating expenses	(21,088)	(21,571)	483	(2.2)
General administrative expenses	(18,723)	(19,152)	429	(2.2)
Personnel	(10,997)	(11,107)	110	(1.0)
Other general administrative expenses	(7,727)	(8,045)	318	(4.0)
Depreciation and amortisation	(2,364)	(2,419)	54	(2.3)
Net operating income	22,766	23,702	(936)	(3.9)
Net loan-loss provisions	(9,518)	(10,108)	590	(5.8)
Impairment losses on other assets	(247)	(462)	215	(46.5)
Other income	(1,712)	(2,192)	480	(21.9)
Underlying profit before taxes	11,288	10,939	349	3.2
Tax on profit	(3,396)	(3,120)	(276)	8.9
Underlying profit from continuing operations	7,892	7,819	73	0.9
Net profit from discontinued operations	0	—	0	—
Underlying consolidated profit	7,893	7,819	73	0.9
Minority interests	1,272	1,253	18	1.5
Underlying attributable profit to the Group	6,621	6,566	55	0.8
Net capital gains and provisions*	(417)	(600)	183	(30.5)
Attributable profit to the Group	6,204	5,966	238	4.0

Underlying EPS (euros)	0.44	0.45	(0.01)	(2.1)
Underlying diluted EPS (euros)	0.43	0.44	(0.01)	(2.3)

EPS (euros)	0.41	0.40	0.00	1.0
Diluted EPS (euros)	0.41	0.40	0.00	0.9

Pro memoria:
Average total assets	1,337,661	1,345,657	(7,996)	(0.6)
Average stockholders’ equity	88,744	90,798	(2,054)	(2.3)

(*).-	In 2016, capital gains from the disposal of the stake in Visa Europe (€227 million), restructuring costs (-€475 million), PPI (-€137 million) and restatement of Santander Consumer USA (-€32 million). In 2015, net result of the reversal of tax liabilities in Brazil (€835 million), Banif’s badwill in Portugal (€283 million), PPI (-€600 million), impairment of intangible assets (-€683 million) and goodwill and other assets (-€435 million).

Quarterly income statement

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16

Net interest income	8,038	8,281	7,983	7,888	7,624	7,570	7,798	8,096
Net fee income	2,524	2,586	2,474	2,448	2,397	2,549	2,597	2,637
Gains (losses) on financial transactions	695	372	634	684	504	366	440	412
Other operating income	186	379	225	(126)	204	445	245	(32)
Dividends	33	239	75	107	44	209	37	124
Income from equity-accounted method	99	101	93	82	83	112	119	130
Other operating income/expenses	53	39	57	(315)	78	124	90	(286)
Gross income	11,444	11,618	11,316	10,894	10,730	10,929	11,080	11,113
Operating expenses	(5,377)	(5,429)	(5,342)	(5,422)	(5,158)	(5,227)	(5,250)	(5,453)
General administrative expenses	(4,785)	(4,826)	(4,731)	(4,810)	(4,572)	(4,632)	(4,692)	(4,828)
Personnel	(2,755)	(2,836)	(2,717)	(2,799)	(2,683)	(2,712)	(2,726)	(2,876)
Other general administrative expenses	(2,030)	(1,989)	(2,015)	(2,011)	(1,889)	(1,920)	(1,966)	(1,952)
Depreciation and amortisation	(592)	(603)	(611)	(612)	(586)	(595)	(558)	(626)
Net operating income	6,067	6,189	5,974	5,472	5,572	5,703	5,831	5,660
Net loan-loss provisions	(2,563)	(2,508)	(2,479)	(2,558)	(2,408)	(2,205)	(2,499)	(2,406)
Impairment losses on other assets	(60)	(78)	(110)	(215)	(44)	(29)	(16)	(159)
Other income	(454)	(605)	(606)	(526)	(389)	(515)	(376)	(432)
Underlying profit before taxes	2,990	2,998	2,778	2,173	2,732	2,954	2,940	2,663
Tax on profit	(922)	(939)	(787)	(471)	(810)	(970)	(904)	(712)
Underlying profit from continuing operations	2,067	2,059	1,991	1,702	1,922	1,984	2,036	1,951
Net profit from discontinued operations	0	0	(0)	—	—	0	(0)	0
Underlying consolidated profit	2,067	2,059	1,991	1,702	1,922	1,984	2,036	1,951
Minority interests	350	350	311	242	288	338	341	305
Underlying attributable profit to the Group	1,717	1,709	1,680	1,460	1,633	1,646	1,695	1,646
Net capital gains and provisions*	—	835	—	(1,435)	—	(368)	—	(49)
Attributable profit to the Group	1,717	2,544	1,680	25	1,633	1,278	1,695	1,598

Underlying EPS (euros)	0.12	0.12	0.11	0.10	0.11	0.11	0.11	0.11
Underlying diluted EPS (euros)	0.12	0.12	0.11	0.10	0.11	0.11	0.11	0.11

EPS (euros)	0.12	0.18	0.11	(0.01)	0.11	0.08	0.11	0.10
Diluted EPS (euros)	0.12	0.17	0.11	(0.01)	0.11	0.08	0.11	0.10

(*).- Including

–	In 4Q’16, PPI UK (-€137 million), restatement of Santander Consumer USA (-€32 million) and the SRF contribution (€120 million), recorded in 2Q’16, was reallocated to other operating income/expenses.

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million), restructuring costs (-€475 million) and contribution to the Single Resolution Fund (-€120 million).

–	In 4Q’15, Banif’s badwill in Portugal (€283 million), PPI (-€600 million), impairment of intangible assets (-€683 million) and goodwill and other assets (-€435 million).

–	In 2Q’15, net result of the reversal of tax liabilities in Brazil (€835 million).

Income statement

Constant € million

			Variation
	2016	2015	Amount	%

Net interest income	31,089	30,400	689	2.3
Net fee income	10,180	9,417	762	8.1
Gains (losses) on financial transactions	1,723	2,267	(544)	(24.0)
Other operating income	862	683	179	26.1
Dividends	413	448	(35)	(7.7)
Income from equity-accounted method	444	352	92	26.0
Other operating income/expenses	5	(117)	121	—
Gross income	43,853	42,768	1,085	2.5
Operating expenses	(21,088)	(20,368)	(720)	3.5
General administrative expenses	(18,723)	(18,055)	(668)	3.7
Personnel	(10,997)	(10,526)	(471)	4.5
Other general administrative expenses	(7,727)	(7,529)	(197)	2.6
Depreciation and amortisation	(2,364)	(2,313)	(51)	2.2
Net operating income	22,766	22,400	366	1.6
Net loan-loss provisions	(9,518)	(9,722)	205	(2.1)
Impairment losses on other assets	(247)	(454)	207	(45.6)
Other income	(1,712)	(2,114)	402	(19.0)
Underlying profit before taxes	11,288	10,109	1,179	11.7
Tax on profit	(3,396)	(2,919)	(477)	16.4
Underlying profit from continuing operations	7,892	7,190	702	9.8
Net profit from discontinued operations	0	—	0	—
Underlying consolidated profit	7,893	7,190	702	9.8
Minority interests	1,272	1,198	74	6.2
Underlying attributable profit to the Group	6,621	5,992	629	10.5
Net capital gains and provisions*	(417)	(600)	183	(30.5)
Attributable profit to the Group	6,204	5,392	812	15.1

(*).-	In 2016, capital gains from the disposal of the stake in Visa Europe (€227 million), restructuring costs (-€475 million), PPI (-€137 million) and restatement of Santander Consumer USA (-€32 million). In 2015, net result of the reversal of tax liabilities in Brazil (€835 million), Banif’s badwill in Portugal (€283 million), PPI (-€600 million), impairment of intangible assets (-€683 million) and goodwill and other assets (-€435 million).

Quarterly income statement

Constant € million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16

Net interest income	7,340	7,600	7,704	7,756	7,765	7,625	7,740	7,959
Net fee income	2,289	2,362	2,369	2,397	2,445	2,571	2,572	2,592
Gains (losses) on financial transactions	660	334	614	659	500	370	443	409
Other operating income	190	377	226	(110)	205	447	245	(36)
Dividends	33	233	73	108	44	209	36	124
Income from equity-accounted method	86	89	89	88	85	114	118	128
Other operating income/expenses	71	55	63	(306)	76	124	91	(287)
Gross income	10,479	10,674	10,914	10,702	10,915	11,013	11,001	10,924
Operating expenses	(4,939)	(5,007)	(5,132)	(5,290)	(5,220)	(5,251)	(5,228)	(5,389)
General administrative expenses	(4,385)	(4,441)	(4,538)	(4,692)	(4,628)	(4,654)	(4,672)	(4,769)
Personnel	(2,543)	(2,627)	(2,616)	(2,740)	(2,716)	(2,727)	(2,714)	(2,840)
Other general administrative expenses	(1,842)	(1,814)	(1,921)	(1,952)	(1,912)	(1,927)	(1,958)	(1,929)
Depreciation and amortisation	(554)	(566)	(594)	(598)	(592)	(597)	(556)	(620)
Net operating income	5,540	5,667	5,781	5,412	5,695	5,762	5,773	5,535
Net loan-loss provisions	(2,370)	(2,338)	(2,445)	(2,569)	(2,489)	(2,243)	(2,464)	(2,322)
Impairment losses on other assets	(59)	(76)	(105)	(215)	(45)	(29)	(15)	(158)
Other income	(416)	(567)	(596)	(536)	(406)	(519)	(364)	(423)
Underlying profit before taxes	2,695	2,685	2,636	2,093	2,756	2,971	2,930	2,631
Tax on profit	(841)	(859)	(761)	(458)	(814)	(977)	(902)	(703)
Underlying profit from continuing operations	1,854	1,827	1,875	1,635	1,942	1,994	2,028	1,928
Net profit from discontinued operations	0	0	(0)	—	—	0	(0)	0
Underlying consolidated profit	1,854	1,827	1,875	1,635	1,942	1,994	2,028	1,929
Minority interests	329	325	304	240	293	342	338	298
Underlying attributable profit to the Group	1,525	1,502	1,571	1,394	1,649	1,652	1,690	1,630
Net capital gains and provisions*	—	835	—	(1,435)	—	(368)	—	(49)
Attributable profit to the Group	1,525	2,337	1,571	(41)	1,649	1,284	1,690	1,582

(*).- Including

–	In 4Q’16, PPI UK (-€137 million), restatement of Santander Consumer USA (-€32 million) and the SRF contribution (€120 million), recorded in 2Q’16, was reallocated to other operating income/expenses.

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million), restructuring costs (-€475 million) and contribution to the Single Resolution Fund (-€120 million).

–	In 4Q’15, Banif’s badwill in Portugal (€283 million), PPI (-€600 million), impairment of intangible assets (-€683 million) and goodwill and other assets (-€435 million).

–	In 2Q’15, net result of the reversal of tax liabilities in Brazil (€835 million).

Exchange rates: 1 euro / currency parity

	Average		Period-end
	2016	2015	31.12.16	31.12.15

US$	1.106	1.109	1.054	1.089
Pound sterling	0.817	0.725	0.856	0.734
Brazilian real	3.831	3.645	3.431	4.312
Mexican peso	20.637	17.568	21.772	18.915
Chilean peso	747.500	724.014	707.612	773.772
Argentine peso	16.316	10.207	16.705	14.140
Polish zloty	4.362	4.182	4.410	4.264

Net fee income

€ million

			Variation
	2016	2015	Amount	%
Fees from services	6,261	6,040	220	3.6
Mutual & pension funds	757	862	(105)	(12.2)
Securities and custody	913	905	9	1.0
Insurance	2,249	2,225	23	1.0
Net fee income	10,180	10,033	147	1.5

Operating expenses

€ million

			Variation
	2016	2015	Amount	%
Personnel expenses	10,997	11,107	(110)	(1.0)
General expenses	7,727	8,045	(318)	(4.0)
Information technology	1,094	1,039	55	5.3
Communications	499	587	(88)	(15.0)
Advertising	691	705	(14)	(2.0)
Buildings and premises	1,708	1,786	(78)	(4.4)
Printed and office material	146	157	(11)	(6.8)
Taxes (other than profit tax)	484	529	(45)	(8.5)
Other expenses	3,105	3,243	(138)	(4.3)
Personnel and general expenses	18,723	19,152	(429)	(2.2)
Depreciation and amortisation	2,364	2,419	(54)	(2.3)
Total operating expenses	21,088	21,571	(483)	(2.2)

Net loan-loss provisions

€ million

			Variation
	2016	2015	Amount	%

Non performing loans	11,097	11,484	(387)	(3.4)
Country-risk	3	(0)	3	—
Recovery of written-off assets	(1,582)	(1,375)	(207)	15.1
Total	9,518	10,108	(590)	(5.8)

Balance sheet

€ million

			Variation
	31.12.16	31.12.15	Amount	%	31.12.14
Assets
Cash, cash balances at central banks and other demand deposits	76,454	77,751	(1,297)	(1.7)	69,853
Financial assets held for trading	148,187	146,346	1,841	1.3	148,094
Debt securities	48,922	43,964	4,958	11.3	54,374
Equity instruments	14,497	18,225	(3,728)	(20.5)	12,920
Customer loans	9,504	6,081	3,423	56.3	2,921
Loans and advances to central banks and credit institutions	3,221	1,352	1,869	138.2	1,020
Derivatives	72,043	76,724	(4,681)	(6.1)	76,858
Financial assets designated at fair value	31,609	45,043	(13,434)	(29.8)	42,673
Customer loans	17,596	14,293	3,303	23.1	8,971
Loans and advances to central banks and credit institutions	10,069	26,403	(16,334)	(61.9)	28,592
Other (debt securities an equity instruments)	3,944	4,347	(403)	(9.3)	5,111
Financial assets available-for-sale	116,774	122,036	(5,262)	(4.3)	115,251
Debt securities	111,287	117,187	(5,900)	(5.0)	110,249
Equity instruments	5,487	4,849	638	13.2	5,001
Loans and receivables	840,004	836,156	3,848	0.5	782,005
Debt securities	13,237	10,907	2,330	21.4	7,510
Customer loans	763,370	770,474	(7,104)	(0.9)	722,819
Loans and advances to central banks and credit institutions	63,397	54,775	8,622	15.7	51,676
Investments held-to-maturity	14,468	4,355	10,113	232.2	—
Investments in subsidiaries, joint ventures and associates	4,836	3,251	1,585	48.8	3,471
Tangible assets	23,286	25,320	(2,034)	(8.0)	23,256
Intangible assets	29,421	29,430	(9)	(0.0)	30,401
o/w: goodwill	26,724	26,960	(236)	(0.9)	27,548
Other assets	54,086	50,572	3,514	6.9	51,293
Total assets	1,339,125	1,340,260	(1,135)	(0.1)	1,266,296

Liabilities and shareholders’ equity
Financial liabilities held for trading	108,765	105,218	3,547	3.4	109,792
Customer deposits	9,996	9,187	809	8.8	5,544
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	1,395	2,255	(860)	(38.1)	7,572
Derivatives	74,369	76,414	(2,045)	(2.7)	79,048
Other	23,005	17,362	5,643	32.5	17,628
Financial liabilities designated at fair value	40,263	54,768	(14,505)	(26.5)	62,318
Customer deposits	23,345	26,357	(3,012)	(11.4)	33,127
Debt securities issued	2,791	3,373	(582)	(17.3)	3,830
Deposits by central banks and credit institutions	14,127	25,037	(10,910)	(43.6)	25,360
Other	—	1	(1)	(100.0)	—
Financial liabilities at amortised cost	1,044,240	1,039,343	4,897	0.5	961,053
Customer deposits	657,770	647,598	10,172	1.6	609,034
Debt securities issued	226,078	222,787	3,291	1.5	209,865
Deposits by central banks and credit institutions	133,876	148,081	(14,205)	(9.6)	122,685
Other	26,516	20,877	5,639	27.0	19,468
Liabilities under insurance contracts	652	627	25	4.0	713
Provisions	14,459	14,494	(35)	(0.2)	15,376
Other liabilities	28,047	27,057	990	3.7	27,331
Total liabilities	1,236,426	1,241,507	(5,081)	(0.4)	1,176,581
Shareholders’ equity	105,977	102,402	3,575	3.5	91,664
Capital stock	7,291	7,217	74	1.0	6,292
Reserves	94,149	90,765	3,384	3.7	80,026
Attributable profit to the Group	6,204	5,966	238	4.0	5,816
Less: dividends	(1,667)	(1,546)	(121)	7.8	(471)
Other accumulated results	(15,039)	(14,362)	(677)	4.7	(10,858)
Minority interests	11,761	10,713	1,048	9.8	8,909
Total equity	102,699	98,753	3,946	4.0	89,714
Total liabilities and equity	1,339,125	1,340,260	(1,135)	(0.1)	1,266,296

NOTE: On November 19, 2015 Circular 5 of October 28 of the National Securities Market Commission was published. This modified Circular 1 of January 30, 2008, on the regular information of issuers with securities traded on regulated markets in their half-yearly financial reports, intermediate management declarations and, where appropriate, quarterly financial reports. This Circular modified the structure and presentation of certain items of financial statements, without such changes being significant. The information drawn up for 2015 and 2014 has been restated under these criteria so that comparisons can be made.

Balance sheet

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Assets
Cash, cash balances at central banks and other demand deposits	69,187	68,967	69,713	77,751	67,545	65,368	63,717	76,454
Financial assets held for trading	167,767	150,221	148,984	146,346	151,550	157,497	152,814	148,187
Debt securities	53,564	51,152	43,882	43,964	50,060	45,077	41,233	48,922
Equity instruments	15,412	18,272	15,257	18,225	14,584	14,237	14,764	14,497
Customer loans	5,726	5,789	8,235	6,081	6,866	8,747	9,390	9,504
Loans and advances to central banks and credit institutions	3,760	2,451	1,185	1,352	3,397	2,161	3,671	3,221
Derivatives	89,305	72,557	80,425	76,724	76,643	87,275	83,756	72,043
Financial assets designated at fair value	48,892	37,245	52,110	45,043	48,771	42,846	45,158	31,609
Customer loans	10,201	11,307	12,320	14,293	13,884	13,928	15,433	17,596
Loans and advances to central banks and credit institutions	33,496	21,086	35,306	26,403	30,714	24,810	25,645	10,069
Other (debt securities an equity instruments)	5,195	4,852	4,484	4,347	4,173	4,108	4,080	3,944
Financial assets available-for-sale	124,536	129,035	117,835	122,036	118,298	116,385	113,947	116,774
Debt securities	118,974	123,988	112,965	117,187	113,656	111,672	109,241	111,287
Equity instruments	5,562	5,047	4,870	4,849	4,642	4,713	4,706	5,487
Loans and receivables	847,383	844,907	818,712	836,156	824,174	842,878	828,539	840,004
Debt securities	7,250	6,846	9,788	10,907	12,487	13,672	13,396	13,237
Customer loans	778,038	782,137	756,465	770,474	752,702	760,781	748,467	763,370
Loans and advances to central banks and credit institutions	62,096	55,924	52,460	54,775	58,985	68,425	66,676	63,397
Investments held-to-maturity	—	—	4,405	4,355	4,566	4,820	12,276	14,468
Investments in subsidiaries, joint ventures and associates	3,564	3,559	3,278	3,251	3,350	3,411	3,481	4,836
Tangible assets	24,199	24,054	24,188	25,320	25,465	26,314	25,979	23,286
Intangible assets	31,706	31,652	29,854	29,430	28,693	29,146	28,748	29,421
o/w: goodwill	28,667	28,594	26,777	26,960	26,209	26,541	26,148	26,724
Other assets	52,455	49,736	51,349	50,572	51,788	54,241	54,879	54,086
Total assets	1,369,689	1,339,376	1,320,427	1,340,260	1,324,200	1,342,906	1,329,538	1,339,125

Liabilities and shareholders’ equity
Financial liabilities held for trading	125,507	107,888	112,461	105,218	108,567	118,582	116,249	108,765
Customer deposits	6,794	7,635	9,693	9,187	9,570	8,755	5,943	9,996
Debt securities issued	—	—	—	—	—	—	—	—
Deposits by central banks and credit institutions	6,227	6,226	3,798	2,255	976	960	2,393	1,395
Derivatives	92,439	73,750	80,572	76,414	78,608	87,254	85,407	74,369
Other	20,046	20,277	18,397	17,362	19,413	21,613	22,506	23,005
Financial liabilities designated at fair value	64,078	55,364	58,601	54,768	63,404	48,548	47,149	40,263
Customer deposits	40,190	31,756	27,094	26,357	28,484	25,425	24,465	23,345
Debt securities issued	3,958	4,024	3,352	3,373	3,445	2,995	2,965	2,791
Deposits by central banks and credit institutions	19,929	19,583	28,154	25,037	31,474	20,127	19,718	14,127
Other	—	1	1	1	1	1	1	—
Financial liabilities at amortised cost	1,031,385	1,029,054	1,009,566	1,039,343	1,012,407	1,031,650	1,021,138	1,044,240
Customer deposits	640,424	648,526	632,467	647,598	632,573	637,723	637,031	657,770
Debt securities issued	223,779	216,244	213,486	222,787	218,143	227,991	225,709	226,078
Deposits by central banks and credit institutions	142,408	138,891	141,623	148,081	138,323	138,366	134,590	133,876
Other	24,775	25,393	21,990	20,877	23,368	27,570	23,808	26,516
Liabilities under insurance contracts	670	648	644	627	656	644	665	652
Provisions	15,452	15,470	13,775	14,494	14,292	15,174	14,883	14,459
Other liabilities	30,492	29,000	26,693	27,057	26,093	27,962	28,332	28,047
Total liabilities	1,267,584	1,237,424	1,221,740	1,241,507	1,225,419	1,242,560	1,228,416	1,236,426
Shareholders’ equity	99,987	101,904	103,307	102,402	103,264	103,637	105,221	105,977
Capital stock	7,030	7,158	7,158	7,217	7,217	7,217	7,217	7,291
Reserves	91,240	91,201	90,924	90,765	94,414	94,303	94,192	94,149
Attributable profit to the Group	1,717	4,261	5,941	5,966	1,633	2,911	4,606	6,204
Less: dividends	—	(716)	(716)	(1,546)	—	(794)	(794)	(1,667)
Other accumulated results	(8,072)	(10,407)	(14,987)	(14,362)	(15,949)	(15,027)	(16,326)	(15,039)
Minority interests	10,190	10,455	10,367	10,713	11,466	11,736	12,227	11,761
Total equity	102,105	101,952	98,687	98,753	98,781	100,346	101,122	102,699
Total liabilities and equity	1,369,689	1,339,376	1,320,427	1,340,260	1,324,200	1,342,906	1,329,538	1,339,125

NOTE: On November 19, 2015 Circular 5 of October 28 of the National Securities Market Commission was published. This modified Circular 1 of January 30, 2008, on the regular information of issuers with securities traded on regulated markets in their half-yearly financial reports, intermediate management declarations and, where appropriate, quarterly financial reports. This Circular modified the structure and presentation of certain items of financial statements, without such changes being significant. The information drawn up for 2015 has been restated under these criteria so that comparisons can be made.

Customer loans

€ million

			Variation
	31.12.16	31.12.15	Amount	%	31.12.14

Spanish Public sector	14,127	13,993	133	1.0	17,465
Other residents	147,246	153,863	(6,617)	(4.3)	154,905
Commercial bills	9,567	9,037	531	5.9	7,293
Secured loans	87,509	92,478	(4,969)	(5.4)	96,426
Other loans	50,170	52,348	(2,178)	(4.2)	51,187
Non-resident sector	653,490	649,509	3,981	0.6	589,557
Secured loans	387,546	409,136	(21,590)	(5.3)	369,266
Other loans	265,944	240,373	25,571	10.6	220,291
Gross customer loans	814,863	817,366	(2,503)	(0.3)	761,928
Loan-loss allowances	24,393	26,517	(2,125)	(8.0)	27,217
Net customer loans	790,470	790,848	(378)	(0.0)	734,711
Pro memoria: Doubtful loans	32,573	36,133	(3,560)	(9.9)	40,424
Public sector	101	145	(44)	(30.3)	167
Other residents	12,666	16,301	(3,635)	(22.3)	19,951
Non-resident sector	19,806	19,686	120	0.6	20,306

Customer loans

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16

Spanish Public sector	17,392	16,034	15,207	13,993	14,624	16,556	15,126	14,127
Other residents	155,846	155,774	152,196	153,863	151,697	150,854	148,108	147,246
Commercial bills	8,188	8,471	8,228	9,037	8,034	8,587	8,401	9,567
Secured loans	96,271	93,731	93,404	92,478	90,803	89,542	89,024	87,509
Other loans	51,387	53,571	50,564	52,348	52,859	52,725	50,684	50,170
Non-resident sector	648,820	654,899	635,840	649,509	633,286	641,759	634,657	653,490
Secured loans	403,085	410,797	398,110	409,136	391,505	379,530	382,243	387,546
Other loans	245,736	244,102	237,730	240,373	241,781	262,229	252,414	265,944
Gross customer loans	822,059	826,707	803,243	817,366	799,607	809,170	797,892	814,863
Loan-loss allowances	28,094	27,474	26,224	26,517	26,155	25,713	24,602	24,393
Net customer loans	793,965	799,233	777,020	790,848	773,452	783,457	773,290	790,470
Pro memoria: Doubtful loans	40,711	39,154	36,864	36,133	35,281	35,204	33,592	32,573
Public sector	169	173	190	145	107	109	119	101
Other residents	19,327	18,167	17,130	16,301	15,608	14,580	13,545	12,666
Non-resident sector	21,215	20,814	19,544	19,686	19,566	20,515	19,928	19,806

Credit risk management *

€ million

			Variation
	31.12.16	31.12.15	Amount	%	31.12.14

Non-performing loans	33,643	37,094	(3,450)	(9.3)	41,709
NPL ratio (%)	3.93	4.36	(0.43 p. )		5.19
Loan-loss allowances	24,835	27,121	(2,286)	(8.4)	28,046
Specific	15,466	17,707	(2,241)	(12.7)	21,784
Generic	9,369	9,414	(45)	(0.5)	6,262
Coverage ratio (%)	73.8	73.1	0.7 p.		67.2
Cost of credit (%) **	1.18	1.25	(0.07 p. )		1.43

(*).-	Excluding country-risk
(**).-	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Non-performing loans	41,919	40,273	37,856	37,094	36,148	36,291	34,646	33,643
NPL ratio (%)	4.85	4.64	4.50	4.36	4.33	4.29	4.15	3.93
Loan-loss allowances	28,894	28,233	26,918	27,121	26,756	26,317	25,171	24,835
Specific	20,427	19,444	18,416	17,707	17,817	17,667	16,724	15,466
Generic	8,467	8,790	8,502	9,414	8,940	8,650	8,447	9,369
Coverage ratio (%)	68.9	70.1	71.1	73.1	74.0	72.5	72.7	73.8
Cost of credit (%) **	1.38	1.32	1.26	1.25	1.22	1.19	1.19	1.18

(*).-	Excluding country-risk
(**).-	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Non-performing loans by quarter

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Balance at beginning of the period	41,709	41,919	40,273	37,856	37,094	36,148	36,291	34,646
Net entries	2,017	1,315	2,132	2,242	1,668	2,221	1,763	1,710
Increase in scope of consolidation	54	1	—	50	13	664	21	36
Exchange rate differences	853	(36)	(1,849)	968	72	869	(44)	315
Write-offs	(2,715)	(2,925)	(2,699)	(4,022)	(2,699)	(3,612)	(3,385)	(3,063)
Balance at period-end	41,919	40,273	37,856	37,094	36,148	36,291	34,646	33,643

Managed and marketed customer funds

€ million

			Variation
	31.12.16	31.12.15	Amount	%	31.12.14

Resident public sector	8,699	11,737	(3,038)	(25.9)	9,349
Other residents	160,026	157,611	2,415	1.5	163,340
Demand deposits	119,425	108,410	11,016	10.2	88,312
Time deposits	39,506	47,297	(7,791)	(16.5)	67,495
Other	1,094	1,904	(809)	(42.5)	7,532
Non-resident sector	522,387	513,795	8,592	1.7	475,017
Demand deposits	328,736	313,175	15,561	5.0	273,889
Time deposits	134,528	146,317	(11,789)	(8.1)	151,113
Other	59,123	54,303	4,820	8.9	50,015
Customer deposits	691,112	683,142	7,970	1.2	647,706
Debt securities issued	228,869	226,160	2,709	1.2	213,696
On-balance-sheet customer funds	919,981	909,302	10,679	1.2	861,402
o/w: subordinated debt	19,897	21,151	(1,254)	(5.9)	16,884
Mutual funds	147,416	129,077	18,340	14.2	124,708
Pension funds	11,298	11,376	(78)	(0.7)	11,481
Managed portfolios	23,793	25,808	(2,015)	(7.8)	25,599
Other managed and marketed customer funds	182,508	166,260	16,247	9.8	161,788
Managed and marketed customer funds	1,102,488	1,075,563	26,926	2.5	1,023,189

Managed and marketed customer funds

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Resident public sector	12,706	8,526	8,886	11,737	8,248	8,342	9,169	8,699
Other residents	163,702	164,045	164,067	157,611	156,886	158,608	159,926	160,026
Demand deposits	94,580	102,770	105,730	108,410	109,269	111,492	114,298	119,425
Time deposits	65,118	58,925	56,134	47,297	45,908	44,712	44,052	39,506
Other	4,005	2,350	2,203	1,904	1,709	2,403	1,577	1,094
Non-resident sector	511,000	515,346	496,302	513,795	505,492	504,953	498,344	522,387
Demand deposits	299,008	309,849	302,251	313,175	305,319	310,074	311,098	328,736
Time deposits	156,089	149,958	139,295	146,317	141,170	135,992	133,058	134,528
Other	55,902	55,539	54,755	54,303	59,002	58,887	54,189	59,123
Customer deposits	687,408	687,918	669,255	683,142	670,626	671,903	667,439	691,112
Debt securities issued	227,737	220,268	216,838	226,160	221,588	230,986	228,674	228,869
On-balance-sheet customer funds	915,145	908,186	886,093	909,302	892,214	902,889	896,113	919,981
o/w: subordinated debt	19,471	19,833	19,600	21,151	20,779	22,717	19,726	19,897
Mutual funds	135,254	135,582	122,365	129,077	129,899	137,428	141,053	147,416
Pension funds	11,960	11,503	11,220	11,376	11,103	10,979	11,034	11,298
Managed portfolios	28,541	27,675	25,828	25,808	24,748	26,073	26,962	23,793
Other managed and marketed customer funds	175,755	174,760	159,414	166,260	165,750	174,480	179,049	182,508
Managed and marketed customer funds	1,090,900	1,082,946	1,045,507	1,075,563	1,057,964	1,077,369	1,075,162	1,102,488

Eligible capital (phase-in)

€ million

			Variation
	31.12.16	31.12.15	Amount	%	31.12.14

CET1	73,709	73,478	231	0.3	71,598
Basic capital	73,709	73,478	231	0.3	71,598
Eligible capital	86,337	84,346	1,991	2.4	77,854
Risk-weighted assets	588,089	585,609	2,480	0.4	585,243

CET1 capital ratio	12.53	12.55	(0.02)		12.23
T1 capital ratio	12.53	12.55	(0.02)		12.23
Total capital ratio	14.68	14.40	0.28		13.30

Eligible capital (fully loaded) *

€ million

			Variation
	31.12.16	31.12.15	Amount	%	31.12.14

Capital stock and reserves	101,437	98,193	3,244	3.3	93,748
Attributable profit	6,204	5,966	238	4.0	5,816
Dividends	(2,469)	(2,268)	(201)	8.8	(1,014)
Other retained earnings	(16,116)	(15,448)	(668)	4.3	(11,468)
Minority interests	6,784	6,148	636	10.3	4,131
Goodwill and intangible assets	(28,405)	(28,254)	(151)	0.5	(29,164)
Treasury stock and other deductions	(5,368)	(5,633)	265	(4.7)	(5,767)
Core CET1	62,068	58,705	3,363	5.7	56,282
Preferred shares and other eligible T1	5,767	5,504	262	4.8	4,728
Tier 1	67,834	64,209	3,625	5.6	61,010
Generic funds and eligible T2 instruments	13,749	11,996	1,753	14.6	7,561
Eligible capital	81,584	76,205	5,378	7.1	68,570
Risk-weighted assets	588,089	583,893	4,196	0.7	583,366

CET1 capital ratio	10.55	10.05	0.50		9.65
T1 capital ratio	11.53	11.00	0.53		10.46
Total capital ratio	13.87	13.05	0.82		11.75

(*).-	In 2014, pro-forma data taking into account the January 2015 capital increase

Key data by principal segments

	Net operating income				Attributable profit to the Group
	2016	2015	Var (%)	Var (%) w/o FX	2016	2015	Var (%)	Var (%) w/o FX
Income statement (€million)
Continental Europe	6,025	6,093	(1.1)	(0.3)	2,599	2,218	17.2	18.5
o/w: Spain	2,311	2,646	(12.7)	(12.7)	1,022	977	4.6	4.6
Santander Consumer Finance	2,357	2,192	7.6	8.6	1,093	938	16.5	17.9
Poland	735	683	7.7	12.3	272	300	(9.5)	(5.6)
Portugal	620	522	18.9	18.9	399	300	33.0	33.0
United Kingdom	2,850	3,025	(5.8)	6.1	1,681	1,971	(14.7)	(4.0)
Latin America	11,073	10,851	2.0	11.6	3,386	3,193	6.1	18.6
o/w: Brazil	6,845	6,689	2.3	7.6	1,786	1,631	9.5	15.0
Mexico	1,928	1,947	(1.0)	16.3	629	629	0.1	17.5
Chile	1,435	1,332	7.7	11.2	513	455	12.7	16.4
USA	4,334	4,774	(9.2)	(9.4)	395	678	(41.8)	(41.9)
Operating areas	24,282	24,744	(1.9)	3.6	8,060	8,059	0.0	7.8
Corporate Centre*	(1,516)	(1,042)	45.5	45.5	(1,856)	(2,093)	(11.3)	(11.3)
Total Group	22,766	23,702	(3.9)	1.6	6,204	5,966	4.0	15.1

(*).- Including net capital gains and provisions. Without them, attributable profit 2016: -€1.439 million; attributable profit 2015: -€1.493 million

	Gross loans w/o repos				Customer deposits w/o repos + mutual funds
	31.12.16	31.12.15	Var (%)	Var (%) w/o FX	31.12.16	31.12.15	Var (%)	Var (%) w/o FX
Activity (€million)
Continental Europe	302,564	298,720	1.3	1.3	322,606	312,482	3.2	3.4
o/w: Spain	150,960	157,162	(3.9)	(3.9)	224,798	219,263	2.5	2.5
Santander Consumer Finance	87,742	76,561	14.6	13.9	35,052	32,597	7.5	7.0
Poland	20,697	19,805	4.5	8.1	25,898	24,421	6.0	9.7
Portugal	29,030	30,564	(5.0)	(5.0)	31,438	30,684	2.5	2.5
United Kingdom	242,510	277,718	(12.7)	1.9	210,611	231,960	(9.2)	5.9
Latin America	159,134	137,331	15.9	4.5	187,516	158,322	18.4	7.3
o/w: Brazil	80,306	63,636	26.2	0.4	99,771	76,751	30.0	3.4
Mexico	28,017	29,739	(5.8)	8.4	36,438	37,499	(2.8)	11.8
Chile	38,800	33,309	16.5	6.5	34,559	29,680	16.4	6.5
USA	89,638	88,412	1.4	(1.8)	74,166	66,870	10.9	7.4
Operating areas	793,847	802,181	(1.0)	1.7	794,899	769,634	3.3	5.3
Total Group	798,312	805,395	(0.9)	1.9	795,767	774,839	2.7	4.7

Key data by principal segments

	RoTE*		Efficiency ratio
	2016	2015	2016	2015
Profitability and efficiency (%)
Continental Europe	8.07	7.27	52.9	52.5
o/w: Spain	7.74	8.15	58.8	56.5
Santander Consumer Finance	14.86	12.63	44.7	44.7
Poland	11.64	12.89	44.1	46.5
Portugal	13.03	12.53	48.7	48.7
United Kingdom	10.59	11.83	51.0	52.6
Latin America	15.56	15.20	41.0	42.1
o/w: Brazil	13.84	14.09	39.5	40.0
Mexico	15.45	13.19	39.8	41.3
Chile	17.17	15.51	40.7	43.0
USA	3.11	6.54	42.5	38.8
Operating areas	9.75	10.27	45.9	45.9
Total Group	11.08	10.99	48.1	47.6

(*).-	Not including net capital gains and provisions

	NPL ratio		Coverage ratio		Cost of credit
	31.12.16	31.12.15	31.12.16	31.12.15	31.12.16	31.12.15
Credit quality (%)
Continental Europe	5.92	7.27	60.0	64.2	0.44	0.68
o/w: Spain	5.41	6.53	48.3	48.1	0.37	0.62
Santander Consumer Finance	2.68	3.42	109.1	109.1	0.47	0.77
Poland	5.42	6.30	61.0	64.0	0.70	0.87
Portugal	8.81	7.46	63.7	99.0	0.18	0.29
United Kingdom	1.41	1.52	32.9	38.2	0.02	0.03
Latin America	4.81	4.96	87.3	79.0	3.37	3.36
o/w: Brazil	5.90	5.98	93.1	83.7	4.89	4.50
Mexico	2.76	3.38	103.8	90.6	2.86	2.91
Chile	5.05	5.62	59.1	53.9	1.43	1.65
USA	2.28	2.13	214.4	225.0	3.68	3.66
Operating areas	3.95	4.39	73.5	72.6	1.19	1.26
Total Group	3.93	4.36	73.8	73.1	1.18	1.25

	Employees		Branches
	31.12.16	31.12.15	31.12.16	31.12.15
Operating means
Continental Europe	57,259	58,049	4,805	5,548
o/w: Spain	23,017	24,216	2,911	3,467
Santander Consumer Finance	14,928	14,533	567	588
Poland	12,001	11,474	658	723
Portugal	6,306	6,568	657	752
United Kingdom	25,688	25,866	844	858
Latin America	86,312	89,819	5,818	5,841
o/w: Brazil	46,728	49,520	3,431	3,443
Mexico	17,608	17,847	1,389	1,377
Chile	11,999	12,454	435	472
USA	17,509	18,123	768	783
Operating areas	186,768	191,857	12,235	13,030
Corporate Centre	1,724	2,006
Total Group	188,492	193,863	12,235	13,030

Operating areas

€ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	31,828	32,817	(989)	(3.0)
Net fee income	10,211	10,046	165	1.6
Gains (losses) on financial transactions	1,965	2,235	(270)	(12.1)
Other operating income *	914	669	245	36.6
Gross income	44,919	45,767	(848)	(1.9)
Operating expenses	(20,637)	(21,024)	386	(1.8)
General administrative expenses	(18,887)	(19,274)	386	(2.0)
Personnel	(10,197)	(10,313)	117	(1.1)
Other general administrative expenses	(8,691)	(8,961)	270	(3.0)
Depreciation and amortisation	(1,750)	(1,750)	(0)	0.0
Net operating income	24,282	24,744	(462)	(1.9)
Net loan-loss provisions	(9,519)	(10,135)	616	(6.1)
Other income	(1,885)	(2,147)	262	(12.2)
Underlying profit before taxes	12,877	12,462	415	3.3
Tax on profit	(3,537)	(3,179)	(358)	11.3
Underlying profit from continuing operations	9,340	9,283	57	0.6
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	9,340	9,283	57	0.6
Minority interests	1,280	1,224	56	4.6
Underlying attributable profit to the Group	8,060	8,059	1	0.0
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	8,060	8,059	1	0.0

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	786,040	787,254	(1,214)	(0.2)
Financial assets held for trading (w/o loans)	134,259	136,258	(1,999)	(1.5)
Financial assets available-for-sale	114,000	118,263	(4,263)	(3.6)
Central banks and credit institutions **	123,092	126,763	(3,671)	(2.9)
Tangible and intangible assets	25,241	27,501	(2,260)	(8.2)
Other assets	150,619	124,230	26,389	21.2
Total assets/liabilities & shareholders’ equity	1,333,252	1,320,269	12,982	1.0
Customer deposits **	690,254	677,937	12,316	1.8
Debt securities issued **	197,947	188,796	9,151	4.8
Liabilities under insurance contracts	652	627	25	4.0
Central banks and credit institutions **	195,193	224,860	(29,668)	(13.2)
Other liabilities	162,924	147,359	15,564	10.6
Stockholders’ equity ***	86,282	80,690	5,592	6.9
Other managed and marketed customer funds	182,497	166,260	16,237	9.8
Mutual funds	147,406	129,077	18,329	14.2
Pension funds	11,298	11,376	(78)	(0.7)
Managed portfolios	23,793	25,808	(2,015)	(7.8)
Managed and marketed customer funds	1,070,698	1,032,994	37,705	3.7

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	9.75	10.27	(0.52 p.	)
Efficiency ratio (with amortisations)	45.9	45.9	0.01 p.
NPL ratio	3.95	4.39	(0.44 p.	)
Coverage ratio	73.5	72.6	0.90 p.
Number of employees	186,768	191,857	(5,089)		(2.7)
Number of branches	12,235	13,030	(795)		(6.1)

Operating areas

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	8,259	8,413	8,121	8,025	7,792	7,757	7,993	8,286
Net fee income	2,526	2,592	2,474	2,454	2,402	2,554	2,604	2,651
Gains (losses) on financial transactions	684	440	544	568	537	432	537	459
Other operating income *	205	351	233	(120)	223	430	263	(1)
Gross income	11,674	11,795	11,372	10,926	10,953	11,174	11,397	11,395
Operating expenses	(5,235)	(5,279)	(5,200)	(5,310)	(5,032)	(5,106)	(5,145)	(5,354)
General administrative expenses	(4,809)	(4,825)	(4,772)	(4,869)	(4,620)	(4,672)	(4,710)	(4,886)
Personnel	(2,561)	(2,638)	(2,524)	(2,591)	(2,480)	(2,525)	(2,549)	(2,642)
Other general administrative expenses	(2,248)	(2,187)	(2,247)	(2,278)	(2,139)	(2,147)	(2,161)	(2,244)
Depreciation and amortisation	(426)	(454)	(428)	(441)	(412)	(434)	(435)	(468)
Net operating income	6,438	6,517	6,172	5,616	5,922	6,068	6,251	6,041
Net loan-loss provisions	(2,562)	(2,510)	(2,478)	(2,585)	(2,409)	(2,201)	(2,504)	(2,406)
Other income	(417)	(551)	(568)	(612)	(428)	(489)	(333)	(635)
Underlying profit before taxes	3,460	3,456	3,126	2,420	3,085	3,378	3,415	3,000
Tax on profit	(927)	(907)	(743)	(601)	(846)	(975)	(965)	(751)
Underlying profit from continuing operations	2,533	2,548	2,383	1,819	2,239	2,402	2,450	2,249
Net profit from discontinued operations	0	0	(0)	—	—	0	(0)	—
Underlying consolidated profit	2,533	2,548	2,383	1,819	2,239	2,402	2,450	2,249
Minority interests	324	351	309	240	295	338	343	304
Underlying attributable profit to the Group	2,209	2,198	2,075	1,579	1,944	2,064	2,107	1,945
Net capital gains and provisions **	—	—	—	—	—	(120)	—	120
Attributable profit to the Group	2,209	2,198	2,075	1,579	1,944	1,944	2,107	2,065

(*).-   Including dividends, income from equity-accounted method and other operating income/expenses

(**).- Single Resolution Fund net of tax. In 2Q16 contribution to the SRF and in 4Q16 reallocation to “other operating income”

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans ***	788,337	793,222	773,108	787,254	769,988	778,760	768,799	786,040
Financial assets held for trading (w/o loans)	153,975	138,480	136,755	136,258	139,670	144,597	138,421	134,259
Financial assets available-for-sale	121,160	125,314	114,250	118,263	114,643	113,221	111,961	114,000
Central banks and credit institutions ***	130,152	114,400	135,217	126,763	136,738	138,392	140,719	123,092
Tangible and intangible assets	26,426	26,288	26,216	27,501	27,370	28,313	27,998	25,241
Other assets	116,413	105,355	117,179	124,230	128,344	128,755	135,131	150,619
Total assets/liabilities & shareholders’ equity	1,336,462	1,303,060	1,302,725	1,320,269	1,316,754	1,332,039	1,323,029	1,333,252
Customer deposits ***	684,808	685,723	667,240	677,937	668,997	670,842	666,187	690,254
Debt securities issued ***	195,519	191,207	184,059	188,796	189,130	195,693	195,108	197,947
Liabilities under insurance contracts	670	648	644	627	656	644	665	652
Central banks and credit institutions ***	201,917	191,211	217,595	224,860	214,626	206,268	204,606	195,193
Other liabilities	174,028	153,987	153,095	147,359	156,599	172,523	170,423	162,924
Stockholders’ equity ****	79,520	80,284	80,093	80,690	86,745	86,069	86,041	86,282
Other managed and marketed customer funds	175,755	174,760	159,414	166,260	165,750	174,480	179,049	182,497
Mutual funds	135,254	135,582	122,365	129,077	129,899	137,428	141,053	147,406
Pension funds	11,960	11,503	11,220	11,376	11,103	10,979	11,034	11,298
Managed portfolios	28,541	27,675	25,828	25,808	24,748	26,073	26,962	23,793
Managed and marketed customer funds	1,056,082	1,051,689	1,010,712	1,032,994	1,023,877	1,041,015	1,040,344	1,070,698
(***).- Including all on-balance sheet balances for this item (****).- Capital + reserves + profit + other accumulated results
Other information
NPL ratio	4.87	4.68	4.52	4.39	4.36	4.32	4.19	3.95
Coverage ratio	68.3	69.4	70.5	72.6	73.3	72.0	72.8	73.5
Cost of credit	1.38	1.33	1.27	1.26	1.24	1.20	1.20	1.19

Operating areas

Constant € million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	31,828	31,027	801	2.6
Net fee income	10,211	9,431	781	8.3
Gains (losses) on financial transactions	1,965	2,117	(151)	(7.1)
Other operating income *	914	682	233	34.1
Gross income	44,919	43,256	1,663	3.8
Operating expenses	(20,637)	(19,821)	(817)	4.1
General administrative expenses	(18,887)	(18,177)	(710)	3.9
Personnel	(10,197)	(9,732)	(464)	4.8
Other general administrative expenses	(8,691)	(8,445)	(246)	2.9
Depreciation and amortisation	(1,750)	(1,644)	(106)	6.5
Net operating income	24,282	23,436	846	3.6
Net loan-loss provisions	(9,519)	(9,749)	230	(2.4)
Other income	(1,885)	(2,061)	176	(8.6)
Underlying profit before taxes	12,877	11,625	1,252	10.8
Tax on profit	(3,537)	(2,978)	(559)	18.8
Underlying profit from continuing operations	9,340	8,647	693	8.0
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	9,340	8,647	693	8.0
Minority interests	1,280	1,168	112	9.6
Underlying attributable profit to the Group	8,060	7,479	581	7.8
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	8,060	7,479	581	7.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	786,040	763,564	22,476	2.9
Financial assets held for trading (w/o loans)	134,259	132,055	2,204	1.7
Financial assets available-for-sale	114,000	120,378	(6,378)	(5.3)
Central banks and credit institutions **	123,092	131,525	(8,433)	(6.4)
Tangible and intangible assets	25,241	27,910	(2,669)	(9.6)
Other assets	150,619	124,733	25,886	20.8
Total assets/liabilities & shareholders’ equity	1,333,252	1,300,165	33,087	2.5
Customer deposits **	690,254	658,566	31,687	4.8
Debt securities issued **	197,947	185,805	12,142	6.5
Liabilities under insurance contracts	652	627	25	4.0
Central banks and credit institutions **	195,193	227,229	(32,037)	(14.1)
Other liabilities	162,924	147,199	15,725	10.7
Stockholders’ equity ***	86,282	80,738	5,544	6.9
Other managed and marketed customer funds	182,497	176,146	6,352	3.6
Mutual funds	147,406	137,691	9,715	7.1
Pension funds	11,298	11,376	(78)	(0.7)
Managed portfolios	23,793	27,079	(3,286)	(12.1)
Managed and marketed customer funds	1,070,698	1,020,517	50,181	4.9

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Operating areas

Constant € million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	7,560	7,732	7,843	7,892	7,934	7,812	7,935	8,148
Net fee income	2,291	2,368	2,369	2,402	2,449	2,577	2,579	2,606
Gains (losses) on financial transactions	648	401	524	543	532	436	541	456
Other operating income *	209	349	234	(110)	223	433	263	(5)
Gross income	10,708	10,851	10,970	10,728	11,138	11,258	11,317	11,205
Operating expenses	(4,797)	(4,857)	(4,990)	(5,178)	(5,094)	(5,131)	(5,123)	(5,290)
General administrative expenses	(4,408)	(4,440)	(4,578)	(4,751)	(4,676)	(4,695)	(4,690)	(4,827)
Personnel	(2,348)	(2,428)	(2,424)	(2,532)	(2,513)	(2,540)	(2,537)	(2,606)
Other general administrative expenses	(2,060)	(2,012)	(2,154)	(2,219)	(2,162)	(2,154)	(2,153)	(2,221)
Depreciation and amortisation	(389)	(417)	(412)	(426)	(418)	(436)	(433)	(462)
Net operating income	5,911	5,994	5,980	5,550	6,045	6,127	6,194	5,916
Net loan-loss provisions	(2,369)	(2,340)	(2,445)	(2,595)	(2,490)	(2,239)	(2,469)	(2,322)
Other income	(377)	(511)	(552)	(621)	(445)	(494)	(321)	(625)
Underlying profit before taxes	3,165	3,143	2,984	2,334	3,109	3,395	3,405	2,969
Tax on profit	(846)	(827)	(717)	(589)	(850)	(983)	(962)	(742)
Underlying profit from continuing operations	2,319	2,316	2,267	1,745	2,259	2,412	2,442	2,227
Net profit from discontinued operations	0	0	(0)	—	—	0	(0)	—
Underlying consolidated profit	2,319	2,316	2,267	1,745	2,259	2,412	2,442	2,227
Minority interests	303	325	301	238	299	343	341	298
Underlying attributable profit to the Group	2,016	1,991	1,965	1,507	1,960	2,070	2,101	1,929
Net capital gains and provisions **	—	—	—	—	—	(120)	—	120
Attributable profit to the Group	2,016	1,991	1,965	1,507	1,960	1,950	2,101	2,049

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

(**).- Single Resolution Fund net of tax. In 2Q16 contribution to the SRF and in 4Q16 reallocation to “other operating income”

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans ***	735,791	741,308	754,427	763,564	768,623	778,231	780,069	786,040
Financial assets held for trading (w/o loans)	143,434	128,632	133,774	132,055	138,708	143,591	139,768	134,259
Financial assets available-for-sale	117,875	122,859	117,327	120,378	118,104	114,528	113,976	114,000
Central banks and credit institutions ***	125,712	110,765	140,852	131,525	141,090	139,534	143,236	123,092
Tangible and intangible assets	25,809	26,013	26,832	27,910	28,472	28,954	28,845	25,241
Other assets	108,267	99,622	119,107	124,733	132,126	129,931	137,976	150,619
Total assets/liabilities & shareholders’ equity	1,256,888	1,229,200	1,292,318	1,300,165	1,327,123	1,334,769	1,343,870	1,333,252
Customer deposits ***	639,792	641,444	652,367	658,566	668,833	670,304	675,570	690,254
Debt securities issued ***	181,773	178,459	182,939	185,805	190,573	196,159	198,881	197,947
Liabilities under insurance contracts	670	648	645	627	656	644	665	652
Central banks and credit institutions ***	195,755	186,762	222,567	227,229	220,531	208,277	207,870	195,193
Other liabilities	163,442	144,937	152,899	147,199	157,751	172,365	172,964	162,924
Stockholders’ equity ****	75,455	76,949	80,902	80,738	88,779	87,021	87,920	86,282
Other managed and marketed customer funds	171,185	171,811	170,936	176,146	175,624	177,599	183,755	182,497
Mutual funds	130,425	131,691	132,019	137,691	138,065	139,597	144,673	147,406
Pension funds	11,960	11,503	11,220	11,376	11,103	10,979	11,034	11,298
Managed portfolios	28,800	28,617	27,697	27,079	26,455	27,023	28,049	23,793
Managed and marketed customer funds	992,750	991,714	1,006,242	1,020,517	1,035,030	1,044,062	1,058,206	1,070,698

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Continental Europe

€ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	8,161	8,006	155	1.9
Net fee income	3,497	3,417	80	2.3
Gains (losses) on financial transactions	818	1,186	(369)	(31.1)
Other operating income *	330	220	110	49.9
Gross income	12,806	12,830	(24)	(0.2)
Operating expenses	(6,781)	(6,736)	(44)	0.7
General administrative expenses	(6,342)	(6,274)	(68)	1.1
Personnel	(3,257)	(3,223)	(34)	1.1
Other general administrative expenses	(3,085)	(3,051)	(34)	1.1
Depreciation and amortisation	(439)	(463)	24	(5.2)
Net operating income	6,025	6,093	(68)	(1.1)
Net loan-loss provisions	(1,342)	(1,975)	632	(32.0)
Other income	(671)	(753)	82	(10.9)
Underlying profit before taxes	4,012	3,366	646	19.2
Tax on profit	(1,083)	(887)	(196)	22.1
Underlying profit from continuing operations	2,929	2,479	450	18.2
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	2,929	2,479	450	18.2
Minority interests	330	261	69	26.5
Underlying attributable profit to the Group	2,599	2,218	381	17.2
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	2,599	2,218	381	17.2
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	297,214	287,253	9,961	3.5
Financial assets held for trading (w/o loans)	53,966	60,151	(6,185)	(10.3)
Financial assets available-for-sale	55,736	60,913	(5,177)	(8.5)
Central banks and credit institutions **	58,085	76,111	(18,026)	(23.7)
Tangible and intangible assets	7,902	11,798	(3,896)	(33.0)
Other assets	47,231	42,420	4,811	11.3
Total assets/liabilities & shareholders’ equity	520,134	538,645	(18,511)	(3.4)
Customer deposits **	269,934	263,462	6,472	2.5
Debt securities issued **	53,064	51,104	1,960	3.8
Liabilities under insurance contracts	652	626	26	4.1
Central banks and credit institutions **	103,816	132,688	(28,872)	(21.8)
Other liabilities	61,485	58,251	3,234	5.6
Stockholders’ equity ***	31,183	32,515	(1,332)	(4.1)
Other managed and marketed customer funds	73,624	71,389	2,236	3.1
Mutual funds	54,010	51,293	2,717	5.3
Pension funds	11,298	11,376	(78)	(0.7)
Managed portfolios	8,316	8,720	(404)	(4.6)
Managed and marketed customer funds	396,622	385,954	10,668	2.8
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + other accumulated results
Ratios (%) and other data
RoTE	8.07	7.27	0.80 p.
Efficiency ratio (with amortisations)	52.9	52.5	0.44 p.
NPL ratio	5.92	7.27	(1.35 p. )
Coverage ratio	60.0	64.2	(4.20 p. )
Number of employees	57,259	58,049	(790)	(1.4)
Number of branches	4,805	5,548	(743)	(13.4)

Continental Europe

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	2,057	2,006	1,987	1,957	2,046	2,019	2,038	2,057
Net fee income	842	878	855	841	878	883	895	842
Gains (losses) on financial transactions	404	90	321	371	307	108	166	237
Other operating income *	106	243	90	(219)	103	268	128	(168)
Gross income	3,409	3,218	3,253	2,950	3,333	3,278	3,227	2,968
Operating expenses	(1,670)	(1,679)	(1,689)	(1,699)	(1,726)	(1,710)	(1,685)	(1,659)
General administrative expenses	(1,560)	(1,557)	(1,565)	(1,591)	(1,615)	(1,605)	(1,578)	(1,545)
Personnel	(800)	(821)	(790)	(813)	(825)	(829)	(806)	(796)
Other general administrative expenses	(761)	(737)	(775)	(778)	(789)	(775)	(772)	(748)
Depreciation and amortisation	(109)	(121)	(124)	(109)	(111)	(106)	(107)	(115)
Net operating income	1,739	1,539	1,564	1,251	1,608	1,568	1,542	1,308
Net loan-loss provisions	(637)	(512)	(495)	(331)	(437)	(280)	(354)	(271)
Other income	(139)	(186)	(137)	(291)	(114)	(188)	(112)	(256)
Underlying profit before taxes	963	842	932	629	1,057	1,100	1,075	781
Tax on profit	(252)	(216)	(242)	(177)	(281)	(307)	(292)	(204)
Underlying profit from continuing operations	712	625	690	452	776	793	783	577
Net profit from discontinued operations	0	0	(0)	—	—	—	—	—
Underlying consolidated profit	712	625	690	452	776	793	783	577
Minority interests	72	65	65	59	69	80	98	82
Underlying attributable profit to the Group	640	560	625	393	706	712	685	495
Net capital gains and provisions **	—	—	—	—	—	(120)	—	120
Attributable profit to the Group	640	560	625	393	706	592	685	615

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

(**).- Single Resolution Fund net of tax. In 2Q16 contribution to the SRF and in 4Q16 reallocation to “other operating income”

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans ***	279,925	280,580	278,723	287,253	289,694	293,891	294,084	297,214
Financial assets held for trading (w/o loans)	74,811	60,871	57,922	60,151	65,000	63,275	67,464	53,966
Financial assets available-for-sale	60,661	61,076	59,142	60,913	57,583	54,818	55,726	55,736
Central banks and credit institutions ***	74,853	60,460	82,787	76,111	78,925	69,798	72,756	58,085
Tangible and intangible assets	11,241	11,158	11,172	11,798	11,780	11,798	11,521	7,902
Other assets	33,742	33,725	39,847	42,420	40,526	41,475	43,711	47,231
Total assets/liabilities & shareholders’ equity	535,232	507,870	529,594	538,645	543,507	535,055	545,261	520,134
Customer deposits ***	268,190	263,955	263,013	263,462	266,841	264,410	268,800	269,934
Debt securities issued ***	49,703	47,923	47,440	51,104	50,784	52,056	53,038	53,064
Liabilities under insurance contracts	669	647	643	626	655	643	664	652
Central banks and credit institutions ***	113,470	101,541	125,068	132,688	125,499	116,157	120,284	103,816
Other liabilities	72,885	62,801	61,140	58,251	65,840	68,434	69,415	61,485
Stockholders’ equity ****	30,315	31,003	32,290	32,515	33,889	33,355	33,061	31,183
Other managed and marketed customer funds	72,601	71,426	68,027	71,389	70,481	70,180	71,681	73,624
Mutual funds	51,486	50,915	48,249	51,293	51,151	51,444	52,778	54,010
Pension funds	11,960	11,503	11,220	11,376	11,103	10,979	11,034	11,298
Managed portfolios	9,155	9,008	8,558	8,720	8,227	7,757	7,869	8,316
Managed and marketed customer funds	390,494	383,304	378,480	385,954	388,106	386,647	393,518	396,622

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Other information
NPL ratio	8.52	8.15	7.89	7.27	7.08	6.84	6.43	5.92
Coverage ratio	58.6	58.9	60.4	64.2	65.4	61.3	61.3	60.0
Cost of credit	0.95	0.86	0.77	0.68	0.60	0.51	0.46	0.44

Continental Europe

Constant € million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	8,161	7,940	221	2.8
Net fee income	3,497	3,397	100	3.0
Gains (losses) on financial transactions	818	1,182	(364)	(30.8)
Other operating income *	330	222	109	49.1
Gross income	12,806	12,739	66	0.5
Operating expenses	(6,781)	(6,696)	(84)	1.3
General administrative expenses	(6,342)	(6,236)	(106)	1.7
Personnel	(3,257)	(3,202)	(55)	1.7
Other general administrative expenses	(3,085)	(3,034)	(51)	1.7
Depreciation and amortisation	(439)	(460)	21	(4.6)
Net operating income	6,025	6,043	(18)	(0.3)
Net loan-loss provisions	(1,342)	(1,962)	620	(31.6)
Other income	(671)	(752)	81	(10.8)
Underlying profit before taxes	4,012	3,329	683	20.5
Tax on profit	(1,083)	(879)	(204)	23.2
Underlying profit from continuing operations	2,929	2,449	480	19.6
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	2,929	2,449	480	19.6
Minority interests	330	256	75	29.2
Underlying attributable profit to the Group	2,599	2,194	405	18.5
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	2,599	2,194	405	18.5
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	297,214	287,270	9,944	3.5
Financial assets held for trading (w/o loans)	53,966	60,127	(6,161)	(10.2)
Financial assets available-for-sale	55,736	60,807	(5,071)	(8.3)
Central banks and credit institutions **	58,085	76,305	(18,220)	(23.9)
Tangible and intangible assets	7,902	11,838	(3,936)	(33.2)
Other assets	47,231	42,392	4,838	11.4
Total assets/liabilities & shareholders’ equity	520,134	538,739	(18,605)	(3.5)
Customer deposits **	269,934	262,983	6,951	2.6
Debt securities issued **	53,064	51,280	1,784	3.5
Liabilities under insurance contracts	652	626	26	4.1
Central banks and credit institutions **	103,816	133,137	(29,321)	(22.0)
Other liabilities	61,485	58,157	3,328	5.7
Stockholders’ equity ***	31,183	32,556	(1,373)	(4.2)
Other managed and marketed customer funds	73,624	71,312	2,313	3.2
Mutual funds	54,010	51,192	2,818	5.5
Pension funds	11,298	11,376	(78)	(0.7)
Managed portfolios	8,316	8,744	(427)	(4.9)
Managed and marketed customer funds	396,622	385,575	11,048	2.9

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Continental Europe

Constant € million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	2,038	1,977	1,974	1,950	2,050	2,020	2,037	2,053
Net fee income	838	869	851	839	878	883	895	841
Gains (losses) on financial transactions	402	89	320	371	307	108	166	237
Other operating income *	106	243	90	(217)	102	268	128	(167)
Gross income	3,384	3,178	3,235	2,943	3,337	3,280	3,225	2,964
Operating expenses	(1,659)	(1,662)	(1,681)	(1,695)	(1,727)	(1,711)	(1,685)	(1,657)
General administrative expenses	(1,550)	(1,542)	(1,558)	(1,587)	(1,616)	(1,606)	(1,577)	(1,543)
Personnel	(794)	(812)	(785)	(811)	(826)	(830)	(806)	(795)
Other general administrative expenses	(756)	(730)	(772)	(776)	(790)	(776)	(772)	(748)
Depreciation and amortisation	(108)	(120)	(123)	(108)	(111)	(106)	(107)	(115)
Net operating income	1,725	1,516	1,554	1,248	1,610	1,568	1,541	1,307
Net loan-loss provisions	(633)	(506)	(493)	(330)	(437)	(280)	(354)	(271)
Other income	(139)	(185)	(138)	(290)	(114)	(188)	(112)	(257)
Underlying profit before taxes	953	824	924	628	1,058	1,100	1,074	779
Tax on profit	(249)	(213)	(240)	(177)	(282)	(307)	(291)	(203)
Underlying profit from continuing operations	704	611	683	451	777	793	783	576
Net profit from discontinued operations	0	0	(0)	—	—	—	—	—
Underlying consolidated profit	704	611	683	451	777	793	783	576
Minority interests	70	63	63	59	69	80	98	82
Underlying attributable profit to the Group	634	548	620	392	707	713	685	494
Net capital gains and provisions **	—	—	—	—	—	(120)	—	120
Attributable profit to the Group	634	548	620	392	707	593	685	614

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

(**).- Single Resolution Fund net of tax. In 2Q16 contribution to the SRF and in 4Q16 reallocation to “other operating income”

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans ***	278,032	279,472	278,714	287,270	289,664	294,509	293,733	297,214
Financial assets held for trading (w/o loans)	74,718	60,817	57,890	60,127	64,981	63,289	67,457	53,966
Financial assets available-for-sale	60,230	60,821	58,983	60,807	57,522	54,930	55,656	55,736
Central banks and credit institutions ***	74,797	60,535	83,094	76,305	79,242	69,991	72,908	58,085
Tangible and intangible assets	11,236	11,190	11,222	11,838	11,883	11,877	11,592	7,902
Other assets	33,532	33,651	39,869	42,392	40,563	41,544	43,713	47,231
Total assets/liabilities & shareholders’ equity	532,546	506,486	529,772	538,739	543,854	536,141	545,060	520,134
Customer deposits ***	266,461	262,866	262,512	262,983	266,380	264,764	268,392	269,934
Debt securities issued ***	49,515	47,761	47,568	51,280	50,892	52,144	52,967	53,064
Liabilities under insurance contracts	669	647	643	626	655	643	664	652
Central banks and credit institutions ***	113,226	101,671	125,657	133,137	126,212	116,620	120,625	103,816
Other liabilities	72,586	62,614	61,033	58,157	65,746	68,475	69,355	61,485
Stockholders’ equity ****	30,089	30,927	32,358	32,556	33,969	33,495	33,057	31,183
Other managed and marketed customer funds	72,348	71,341	67,988	71,312	70,433	70,240	71,655	73,624
Mutual funds	51,207	50,732	48,122	51,192	51,047	51,465	52,715	54,010
Pension funds	11,960	11,503	11,220	11,376	11,103	10,979	11,034	11,298
Managed portfolios	9,181	9,106	8,645	8,744	8,283	7,796	7,907	8,316
Managed and marketed customer funds	388,323	381,968	378,067	385,575	387,705	387,148	393,014	396,622

(***).-  Including all on-balance sheet balances for this item

(****).-  Capital + reserves + profit + other accumulated results

Spain

€ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	3,077	3,430	(353)	(10.3)
Net fee income	1,781	1,688	93	5.5
Gains (losses) on financial transactions	595	784	(189)	(24.1)
Other operating income *	155	178	(24)	(13.2)
Gross income	5,608	6,080	(472)	(7.8)
Operating expenses	(3,297)	(3,434)	137	(4.0)
General administrative expenses	(3,156)	(3,244)	87	(2.7)
Personnel	(1,632)	(1,670)	38	(2.3)
Other general administrative expenses	(1,524)	(1,573)	49	(3.1)
Depreciation and amortisation	(140)	(190)	50	(26.1)
Net operating income	2,311	2,646	(335)	(12.7)
Net loan-loss provisions	(585)	(992)	406	(41.0)
Other income	(267)	(263)	(4)	1.7
Underlying profit before taxes	1,459	1,392	67	4.8
Tax on profit	(416)	(393)	(23)	5.8
Underlying profit from continuing operations	1,043	999	44	4.4
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,043	999	44	4.4
Minority interests	21	22	(1)	(5.5)
Underlying attributable profit to the Group	1,022	977	45	4.6
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,022	977	45	4.6

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	152,850	155,204	(2,354)	(1.5)
Financial assets held for trading (w/o loans)	51,470	57,401	(5,931)	(10.3)
Financial assets available-for-sale	39,267	44,057	(4,790)	(10.9)
Central banks and credit institutions **	42,701	53,582	(10,881)	(20.3)
Tangible and intangible assets	3,147	2,874	273	9.5
Other assets	22,919	13,920	8,999	64.6
Total assets/liabilities & shareholders’ equity	312,354	327,039	(14,685)	(4.5)
Customer deposits **	176,779	174,828	1,951	1.1
Debt securities issued **	20,863	22,265	(1,402)	(6.3)
Liabilities under insurance contracts	552	536	15	2.9
Central banks and credit institutions **	50,687	68,995	(18,308)	(26.5)
Other liabilities	50,690	47,502	3,188	6.7
Stockholders’ equity ***	12,783	12,913	(129)	(1.0)
Other managed and marketed customer funds	66,649	63,931	2,718	4.3
Mutual funds	49,357	46,563	2,795	6.0
Pension funds	10,359	10,455	(95)	(0.9)
Managed portfolios	6,932	6,914	19	0.3
Managed and marketed customer funds	264,291	261,024	3,267	1.3

(**).-  Including all on-balance sheet balances for this item

(***).-  Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	7.74	8.15	(0.41 p.	)
Efficiency ratio (with amortisations)	58.8	56.5	2.31 p.
NPL ratio	5.41	6.53	(1.12 p.	)
Coverage ratio	48.3	48.1	0.20 p.
Number of employees	23,017	24,216	(1,199)		(5.0)
Number of branches	2,911	3,467	(556)		(16.0)

Spain

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	957	856	837	780	819	783	728	747
Net fee income	414	440	415	419	424	449	456	451
Gains (losses) on financial transactions	302	35	242	205	224	65	149	157
Other operating income *	77	190	77	(165)	75	192	64	(176)
Gross income	1,749	1,522	1,571	1,238	1,543	1,489	1,398	1,179
Operating expenses	(855)	(856)	(863)	(860)	(837)	(834)	(824)	(802)
General administrative expenses	(810)	(803)	(806)	(824)	(801)	(799)	(791)	(766)
Personnel	(419)	(420)	(415)	(416)	(415)	(410)	(401)	(408)
Other general administrative expenses	(391)	(383)	(391)	(408)	(386)	(389)	(390)	(358)
Depreciation and amortisation	(45)	(53)	(57)	(36)	(36)	(35)	(33)	(36)
Net operating income	894	666	708	379	706	655	574	377
Net loan-loss provisions	(366)	(264)	(205)	(156)	(231)	(129)	(140)	(85)
Other income	(44)	(71)	(58)	(89)	(37)	(82)	(51)	(97)
Underlying profit before taxes	483	331	444	134	438	444	382	195
Tax on profit	(139)	(93)	(127)	(34)	(126)	(130)	(108)	(52)
Underlying profit from continuing operations	345	238	317	99	312	314	274	143
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Underlying consolidated profit	345	238	317	99	312	314	274	143
Minority interests	5	6	6	5	5	5	5	6
Underlying attributable profit to the Group	340	232	311	94	307	308	270	137
Net capital gains and provisions **	—	—	—	—	—	(100)	—	100
Attributable profit to the Group	340	232	311	94	307	208	270	237
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
(**).- Single Resolution Fund net of tax. In 2Q16 contribution to the SRF and in 4Q16 reallocation to “other operating income”
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans ***	157,709	158,383	156,121	155,204	154,848	156,467	153,370	152,850
Financial assets held for trading (w/o loans)	71,286	57,553	54,935	57,401	62,233	60,310	64,890	51,470
Financial assets available-for-sale	46,297	46,643	44,340	44,057	40,743	39,074	39,143	39,267
Central banks and credit institutions ***	58,415	43,566	63,644	53,582	58,806	50,676	55,109	42,701
Tangible and intangible assets	2,866	2,904	2,886	2,874	2,635	2,714	2,623	3,147
Other assets	11,228	11,503	17,086	13,920	15,547	16,575	18,221	22,919
Total assets/liabilities & shareholders’ equity	347,801	320,551	339,011	327,039	334,813	325,816	333,355	312,354
Customer deposits ***	189,734	184,294	181,636	174,828	176,049	174,784	176,272	176,779
Debt securities issued ***	27,647	26,752	23,916	22,265	23,103	20,994	20,340	20,863
Liabilities under insurance contracts	566	551	533	536	542	544	541	552
Central banks and credit institutions ***	56,589	45,010	70,172	68,995	67,354	58,952	65,438	50,687
Other liabilities	62,091	52,112	50,117	47,502	54,500	56,814	57,352	50,690
Stockholders’ equity ****	11,174	11,832	12,637	12,913	13,264	13,728	13,412	12,783
Other managed and marketed customer funds	63,173	62,224	59,543	63,931	63,236	63,529	64,894	66,649
Mutual funds	45,936	45,471	43,145	46,563	46,447	46,907	48,076	49,357
Pension funds	10,992	10,587	10,308	10,455	10,194	10,079	10,128	10,359
Managed portfolios	6,244	6,167	6,090	6,914	6,594	6,543	6,690	6,932
Managed and marketed customer funds	280,554	273,270	265,095	261,024	262,388	259,308	261,506	264,291

(***).- Including all on-balance sheet balances for this item

(****).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	7.25	6.91	6.61	6.53	6.36	6.06	5.82	5.41
Coverage ratio	46.6	46.8	47.8	48.1	50.2	47.6	47.6	48.3
Cost of credit	0.97	0.84	0.71	0.62	0.54	0.45	0.41	0.37

Santander Consumer Finance

€ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	3,391	3,096	295	9.5
Net fee income	862	876	(14)	(1.6)
Gains (losses) on financial transactions	(14)	(11)	(3)	25.8
Other operating income *	23	4	19	508.5
Gross income	4,262	3,965	296	7.5
Operating expenses	(1,904)	(1,774)	(131)	7.4
General administrative expenses	(1,719)	(1,602)	(118)	7.3
Personnel	(810)	(746)	(63)	8.5
Other general administrative expenses	(910)	(855)	(54)	6.4
Depreciation and amortisation	(185)	(172)	(13)	7.6
Net operating income	2,357	2,192	166	7.6
Net loan-loss provisions	(387)	(537)	150	(28.0)
Other income	(168)	(152)	(16)	10.2
Underlying profit before taxes	1,803	1,502	301	20.0
Tax on profit	(521)	(426)	(95)	22.2
Underlying profit from continuing operations	1,282	1,076	206	19.2
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,282	1,076	206	19.2
Minority interests	189	137	51	37.3
Underlying attributable profit to the Group	1,093	938	155	16.5
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,093	938	155	16.5
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	85,180	73,709	11,471	15.6
Financial assets held for trading (w/o loans)	25	94	(69)	(73.2)
Financial assets available-for-sale	3,836	3,654	182	5.0
Central banks and credit institutions **	2,894	2,297	597	26.0
Tangible and intangible assets	632	692	(59)	(8.6)
Other assets	7,054	8,087	(1,033)	(12.8)
Total assets/liabilities & shareholders’ equity	99,622	88,534	11,088	12.5
Customer deposits **	35,050	32,595	2,455	7.5
Debt securities issued **	27,892	23,347	4,545	19.5
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	23,399	20,314	3,085	15.2
Other liabilities	5,470	4,325	1,145	26.5
Stockholders’ equity ***	7,811	7,953	(142)	(1.8)
Other managed and marketed customer funds	7	7	0	2.5
Mutual funds	2	2	0	0.8
Pension funds	6	5	0	3.1
Managed portfolios	—	—	—	—
Managed and marketed customer funds	62,950	55,950	7,000	12.5

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	14.86	12.63	2.23 p.
Efficiency ratio (with amortisations)	44.7	44.7	(0.05 p.	)
NPL ratio	2.68	3.42	(0.74 p.	)
Coverage ratio	109.1	109.1	—
Number of employees	14,928	14,533	395		2.7
Number of branches	567	588	(21)		(3.6)

Santander Consumer Finance

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	729	775	788	805	811	833	880	867
Net fee income	220	216	223	218	230	228	219	184
Gains (losses) on financial transactions	0	(8)	3	(6)	(1)	(5)	(6)	(2)
Other operating income *	10	9	4	(19)	6	11	13	(7)
Gross income	959	991	1,018	998	1,045	1,068	1,106	1,043
Operating expenses	(422)	(442)	(443)	(467)	(483)	(468)	(467)	(486)
General administrative expenses	(384)	(398)	(398)	(422)	(435)	(425)	(422)	(437)
Personnel	(179)	(200)	(174)	(193)	(201)	(201)	(201)	(206)
Other general administrative expenses	(205)	(198)	(224)	(229)	(234)	(225)	(220)	(231)
Depreciation and amortisation	(38)	(44)	(45)	(46)	(48)	(43)	(45)	(49)
Net operating income	537	549	575	530	562	600	639	557
Net loan-loss provisions	(168)	(131)	(142)	(97)	(114)	(70)	(116)	(87)
Other income	(22)	(36)	(44)	(50)	(39)	(41)	(36)	(52)
Underlying profit before taxes	348	382	389	383	410	488	487	418
Tax on profit	(96)	(110)	(108)	(112)	(117)	(152)	(142)	(110)
Underlying profit from continuing operations	251	272	281	271	293	336	346	308
Net profit from discontinued operations	0	0	(0)	—	—	—	—	—
Underlying consolidated profit	251	272	281	271	293	336	346	308
Minority interests	31	31	40	35	42	43	55	49
Underlying attributable profit to the Group	220	241	242	236	251	293	291	258
Net capital gains and provisions **	—	—	—	—	—	(11)	—	11
Attributable profit to the Group	220	241	242	236	251	282	291	269

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

(**).- Single Resolution Fund net of tax. In 2Q16 contribution to the SRF and in 4Q16 reallocation to “other operating income”

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans ***	68,690	69,546	70,067	73,709	76,235	79,592	82,525	85,180
Financial assets held for trading (w/o loans)	31	59	90	94	34	31	32	25
Financial assets available-for-sale	1,122	1,841	2,876	3,654	3,624	3,524	3,930	3,836
Central banks and credit institutions ***	3,316	4,078	1,697	2,297	2,142	2,046	2,221	2,894
Tangible and intangible assets	779	767	749	692	672	675	658	632
Other assets	6,455	6,059	6,295	8,087	6,539	7,117	7,265	7,054
Total assets/liabilities & shareholders’ equity	80,392	82,350	81,774	88,534	89,247	92,985	96,632	99,622
Customer deposits ***	30,989	31,810	31,789	32,595	33,195	32,981	34,339	35,050
Debt securities issued ***	18,984	18,113	20,457	23,347	22,433	25,399	27,275	27,892
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions ***	18,285	20,573	16,264	20,314	20,707	22,312	21,908	23,399
Other liabilities	4,273	4,051	4,934	4,325	4,640	5,059	5,569	5,470
Stockholders’ equity ****	7,861	7,803	8,329	7,953	8,271	7,233	7,542	7,811
Other managed and marketed customer funds	7	7	7	7	7	7	7	7
Mutual funds	2	2	2	2	2	2	2	2
Pension funds	5	5	5	5	5	5	6	6
Managed portfolios	—	—	—	—	—	—	—	—
Managed and marketed customer funds	49,980	49,930	52,253	55,950	55,635	58,388	61,621	62,950

(***).- Including all on-balance sheet balances for this item

(****).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	4.52	4.25	4.15	3.42	3.28	2.95	2.86	2.68
Coverage ratio	103.6	104.9	107.2	109.1	111.9	110.6	110.7	109.1
Cost of credit	0.93	0.91	0.87	0.77	0.64	0.55	0.49	0.47

Santander Consumer Finance

Constant € million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	3,391	3,062	329	10.7
Net fee income	862	873	(11)	(1.2)
Gains (losses) on financial transactions	(14)	(11)	(3)	27.2
Other operating income *	23	4	19	428.2
Gross income	4,262	3,928	334	8.5
Operating expenses	(1,904)	(1,758)	(147)	8.3
General administrative expenses	(1,719)	(1,587)	(132)	8.4
Personnel	(810)	(739)	(71)	9.6
Other general administrative expenses	(910)	(848)	(62)	7.3
Depreciation and amortisation	(185)	(171)	(14)	8.2
Net operating income	2,357	2,170	187	8.6
Net loan-loss provisions	(387)	(532)	145	(27.3)
Other income	(168)	(152)	(16)	10.6
Underlying profit before taxes	1,803	1,486	316	21.3
Tax on profit	(521)	(423)	(98)	23.2
Underlying profit from continuing operations	1,282	1,064	218	20.5
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,282	1,064	218	20.5
Minority interests	189	137	52	38.1
Underlying attributable profit to the Group	1,093	927	166	17.9
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,093	927	166	17.9
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	85,180	74,195	10,985	14.8
Financial assets held for trading (w/o loans)	25	98	(72)	(74.1)
Financial assets available-for-sale	3,836	3,692	144	3.9
Central banks and credit institutions **	2,894	2,331	563	24.2
Tangible and intangible assets	632	694	(61)	(8.8)
Other assets	7,054	8,121	(1,067)	(13.1)
Total assets/liabilities & shareholders’ equity	99,622	89,130	10,492	11.8
Customer deposits **	35,050	32,763	2,288	7.0
Debt securities issued **	27,892	23,540	4,353	18.5
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	23,399	20,468	2,931	14.3
Other liabilities	5,470	4,342	1,128	26.0
Stockholders’ equity ***	7,811	8,018	(207)	(2.6)
Other managed and marketed customer funds	7	7	0	2.5
Mutual funds	2	2	0	0.8
Pension funds	6	5	0	3.1
Managed portfolios	—	—	—	—
Managed and marketed customer funds	62,950	56,309	6,640	11.8

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Santander Consumer Finance

Constant € million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	718	758	783	803	815	833	880	863
Net fee income	219	214	222	217	231	228	219	184
Gains (losses) on financial transactions	0	(8)	3	(6)	(1)	(5)	(6)	(2)
Other operating income *	10	9	4	(19)	6	11	13	(7)
Gross income	946	973	1,012	997	1,050	1,069	1,105	1,039
Operating expenses	(417)	(435)	(440)	(467)	(485)	(468)	(467)	(485)
General administrative expenses	(379)	(391)	(396)	(421)	(437)	(426)	(421)	(436)
Personnel	(177)	(197)	(173)	(193)	(202)	(201)	(201)	(205)
Other general administrative expenses	(202)	(194)	(223)	(228)	(235)	(225)	(220)	(230)
Depreciation and amortisation	(37)	(44)	(45)	(46)	(48)	(43)	(45)	(49)
Net operating income	530	538	572	530	565	600	639	554
Net loan-loss provisions	(165)	(129)	(141)	(97)	(115)	(70)	(116)	(86)
Other income	(22)	(36)	(44)	(50)	(39)	(41)	(36)	(52)
Underlying profit before taxes	343	374	386	383	411	489	487	415
Tax on profit	(95)	(108)	(107)	(112)	(117)	(152)	(142)	(109)
Underlying profit from continuing operations	247	266	279	271	294	336	345	306
Net profit from discontinued operations	0	0	(0)	—	—	—	—	—
Underlying consolidated profit	247	266	279	271	294	336	345	306
Minority interests	31	31	40	35	42	43	54	49
Underlying attributable profit to the Group	216	235	240	236	252	293	291	257
Net capital gains and provisions **	—	—	—	—	—	(11)	—	11
Attributable profit to the Group	216	235	240	236	252	282	291	268

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

(**).-Single Resolution Fund net of tax. In 2Q16 contribution to the SRF and in 4Q16 reallocation to “other operating income”

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans ***	68,038	69,062	70,447	74,195	76,516	79,867	82,348	85,180
Financial assets held for trading (w/o loans)	30	58	92	98	35	32	32	25
Financial assets available-for-sale	1,068	1,801	2,893	3,692	3,642	3,550	3,903	3,836
Central banks and credit institutions ***	3,302	4,057	1,725	2,331	2,171	2,061	2,213	2,894
Tangible and intangible assets	776	765	750	694	673	676	657	632
Other assets	6,394	6,023	6,322	8,121	6,557	7,133	7,257	7,054
Total assets/liabilities & shareholders’ equity	79,607	81,766	82,229	89,130	89,593	93,318	96,410	99,622
Customer deposits ***	30,739	31,617	31,913	32,763	33,285	33,093	34,254	35,050
Debt securities issued ***	18,821	17,973	20,604	23,540	22,560	25,484	27,215	27,892
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions ***	18,024	20,406	16,389	20,468	20,798	22,404	21,863	23,399
Other liabilities	4,250	4,034	4,946	4,342	4,647	5,068	5,563	5,470
Stockholders’ equity ****	7,773	7,736	8,377	8,018	8,304	7,271	7,515	7,811
Other managed and marketed customer funds	7	7	7	7	7	7	7	7
Mutual funds	2	2	2	2	2	2	2	2
Pension funds	5	5	5	5	5	5	6	6
Managed portfolios	—	—	—	—	—	—	—	—
Managed and marketed customer funds	49,567	49,597	52,525	56,309	55,852	58,583	61,476	62,950

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Poland

€ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	834	782	52	6.6
Net fee income	400	422	(22)	(5.3)
Gains (losses) on financial transactions	83	112	(29)	(25.8)
Other operating income *	(2)	(40)	38	(94.6)
Gross income	1,314	1,276	38	3.0
Operating expenses	(579)	(594)	15	(2.5)
General administrative expenses	(521)	(550)	28	(5.2)
Personnel	(303)	(324)	21	(6.6)
Other general administrative expenses	(219)	(226)	7	(3.1)
Depreciation and amortisation	(58)	(44)	(14)	30.9
Net operating income	735	683	53	7.7
Net loan-loss provisions	(145)	(167)	23	(13.5)
Other income	(83)	(4)	(78)	—
Profit before taxes	508	511	(3)	(0.7)
Tax on profit	(121)	(101)	(20)	19.6
Profit from continuing operations	387	410	(23)	(5.6)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	387	410	(23)	(5.6)
Minority interests	115	110	5	5.0
Attributable profit to the Group	272	300	(29)	(9.5)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	19,979	18,977	1,002	5.3
Financial assets held for trading (w/o loans)	634	894	(259)	(29.0)
Financial assets available-for-sale	5,974	5,305	669	12.6
Central banks and credit institutions **	911	1,153	(242)	(21.0)
Tangible and intangible assets	258	260	(2)	(0.7)
Other assets	2,023	2,523	(500)	(19.8)
Total assets/liabilities & shareholders’ equity	29,779	29,112	667	2.3
Customer deposits **	22,780	21,460	1,320	6.2
Debt securities issued **	504	498	6	1.2
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	853	1,152	(298)	(25.9)
Other liabilities	3,249	3,515	(267)	(7.6)
Stockholders’ equity ***	2,393	2,487	(94)	(3.8)
Other managed and marketed customer funds	3,202	3,209	(7)	(0.2)
Mutual funds	3,118	3,106	12	0.4
Pension funds	—	—	—	—
Managed portfolios	84	103	(19)	(18.6)
Managed and marketed customer funds	26,487	25,168	1,319	5.2

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	11.64	12.89	(1.25 p.	)
Efficiency ratio (with amortisations)	44.1	46.5	(2.45 p.	)
NPL ratio	5.42	6.30	(0.88 p.	)
Coverage ratio	61.0	64.0	(3.00 p.	)
Number of employees	12,001	11,474	527		4.6
Number of branches	658	723	(65)		(9.0)

Poland

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	191	192	196	203	197	200	215	222
Net fee income	100	110	103	109	96	97	106	101
Gains (losses) on financial transactions	54	19	18	22	25	30	14	14
Other operating income *	(4)	16	(9)	(42)	(6)	17	(5)	(8)
Gross income	340	336	309	292	311	345	330	329
Operating expenses	(151)	(153)	(146)	(143)	(145)	(146)	(149)	(139)
General administrative expenses	(139)	(142)	(136)	(133)	(131)	(132)	(134)	(124)
Personnel	(81)	(82)	(79)	(81)	(74)	(75)	(77)	(76)
Other general administrative expenses	(58)	(60)	(57)	(51)	(57)	(56)	(57)	(48)
Depreciation and amortisation	(12)	(11)	(11)	(11)	(14)	(14)	(15)	(15)
Net operating income	190	182	162	149	166	199	181	190
Net loan-loss provisions	(39)	(46)	(39)	(44)	(33)	(34)	(43)	(35)
Other income	(1)	(2)	3	(4)	(22)	(29)	(6)	(25)
Profit before taxes	150	135	125	101	111	136	132	129
Tax on profit	(27)	(23)	(26)	(24)	(23)	(28)	(32)	(38)
Profit from continuing operations	122	112	99	77	88	108	100	91
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	122	112	99	77	88	108	100	91
Minority interests	33	30	26	20	24	33	31	28
Attributable profit to the Group	89	82	73	57	64	75	69	63
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	18,303	18,329	18,466	18,977	19,616	19,524	20,226	19,979
Financial assets held for trading (w/o loans)	1,258	1,132	1,032	894	858	1,026	691	634
Financial assets available-for-sale	5,355	5,647	5,500	5,305	5,515	4,713	5,216	5,974
Central banks and credit institutions **	1,186	1,206	1,085	1,153	719	1,179	877	911
Tangible and intangible assets	241	235	229	260	252	239	246	258
Other assets	2,206	1,698	1,854	2,523	1,589	1,701	1,733	2,023
Total assets/liabilities & shareholders’ equity	28,548	28,248	28,166	29,112	28,549	28,382	28,987	29,779
Customer deposits **	20,481	20,181	20,404	21,460	21,329	21,136	22,000	22,780
Debt securities issued **	340	450	501	498	547	528	505	504
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions **	1,540	1,659	1,396	1,152	670	1,059	782	853
Other liabilities	3,786	3,591	3,476	3,515	3,426	3,361	3,271	3,249
Stockholders’ equity ***	2,402	2,367	2,388	2,487	2,577	2,298	2,428	2,393
Other managed and marketed customer funds	3,960	3,928	3,607	3,209	3,249	3,146	3,351	3,202
Mutual funds	3,813	3,766	3,500	3,106	3,158	3,047	3,245	3,118
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	147	162	107	103	91	99	106	84
Managed and marketed customer funds	24,781	24,559	24,512	25,168	25,125	24,810	25,857	26,487
(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + other accumulated results
Other information
NPL ratio	7.33	7.07	7.14	6.30	5.93	5.84	5.71	5.42
Coverage ratio	61.6	63.5	63.1	64.0	67.0	65.8	68.9	61.0
Cost of credit	1.00	1.00	0.96	0.87	0.82	0.75	0.76	0.70

Poland

Constant € million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	834	750	84	11.2
Net fee income	400	404	(5)	(1.2)
Gains (losses) on financial transactions	83	108	(24)	(22.6)
Other operating income *	(2)	(38)	36	(94.4)
Gross income	1,314	1,224	91	7.4
Operating expenses	(579)	(569)	(10)	1.7
General administrative expenses	(521)	(527)	6	(1.1)
Personnel	(303)	(310)	8	(2.6)
Other general administrative expenses	(219)	(216)	(2)	1.1
Depreciation and amortisation	(58)	(43)	(16)	36.5
Net operating income	735	654	81	12.3
Net loan-loss provisions	(145)	(161)	16	(9.8)
Other income	(83)	(4)	(79)	—
Profit before taxes	508	490	18	3.6
Tax on profit	(121)	(97)	(24)	24.7
Profit from continuing operations	387	393	(6)	(1.6)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	387	393	(6)	(1.6)
Minority interests	115	105	10	9.5
Attributable profit to the Group	272	288	(16)	(5.6)
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	19,979	18,347	1,632	8.9
Financial assets held for trading (w/o loans)	634	864	(230)	(26.6)
Financial assets available-for-sale	5,974	5,129	845	16.5
Central banks and credit institutions **	911	1,115	(204)	(18.3)
Tangible and intangible assets	258	251	7	2.7
Other assets	2,023	2,440	(417)	(17.1)
Total assets/liabilities & shareholders’ equity	29,779	28,146	1,633	5.8
Customer deposits **	22,780	20,748	2,033	9.8
Debt securities issued **	504	482	22	4.6
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	853	1,113	(260)	(23.3)
Other liabilities	3,249	3,399	(150)	(4.4)
Stockholders’ equity ***	2,393	2,404	(12)	(0.5)
Other managed and marketed customer funds	3,202	3,103	99	3.2
Mutual funds	3,118	3,003	115	3.8
Pension funds	—	—	—	—
Managed portfolios	84	100	(16)	(15.8)
Managed and marketed customer funds	26,487	24,332	2,154	8.9

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Poland

Constant € million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	183	180	189	198	197	201	214	222
Net fee income	96	103	99	106	96	97	105	101
Gains (losses) on financial transactions	52	17	17	22	25	30	14	14
Other operating income *	(4)	15	(8)	(40)	(6)	17	(5)	(8)
Gross income	327	314	296	286	311	345	328	330
Operating expenses	(145)	(144)	(141)	(140)	(145)	(146)	(148)	(140)
General administrative expenses	(134)	(133)	(130)	(130)	(131)	(132)	(133)	(125)
Personnel	(78)	(77)	(76)	(79)	(74)	(76)	(77)	(76)
Other general administrative expenses	(56)	(56)	(54)	(50)	(57)	(57)	(57)	(48)
Depreciation and amortisation	(11)	(11)	(10)	(10)	(14)	(14)	(15)	(15)
Net operating income	182	171	156	146	166	199	180	190
Net loan-loss provisions	(38)	(43)	(38)	(43)	(33)	(34)	(43)	(35)
Other income	(1)	(2)	3	(4)	(22)	(29)	(6)	(25)
Profit before taxes	144	126	121	100	111	136	131	130
Tax on profit	(26)	(21)	(25)	(24)	(23)	(28)	(32)	(38)
Profit from continuing operations	117	104	95	76	88	108	100	92
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	117	104	95	76	88	108	100	92
Minority interests	32	28	25	20	24	33	31	28
Attributable profit to the Group	85	76	70	56	64	75	69	64
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	16,955	17,418	17,773	18,347	18,937	19,639	19,808	19,979
Financial assets held for trading (w/o loans)	1,166	1,076	993	864	828	1,032	676	634
Financial assets available-for-sale	4,960	5,367	5,293	5,129	5,324	4,741	5,108	5,974
Central banks and credit institutions **	1,098	1,146	1,045	1,115	695	1,185	859	911
Tangible and intangible assets	223	223	221	251	244	240	241	258
Other assets	2,043	1,614	1,784	2,440	1,534	1,711	1,697	2,023
Total assets/liabilities & shareholders’ equity	26,445	26,844	27,109	28,146	27,561	28,549	28,389	29,779
Customer deposits **	18,972	19,178	19,639	20,748	20,590	21,260	21,546	22,780
Debt securities issued **	315	428	482	482	528	531	495	504
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions **	1,427	1,577	1,344	1,113	646	1,065	766	853
Other liabilities	3,507	3,412	3,346	3,399	3,308	3,381	3,203	3,249
Stockholders’ equity ***	2,225	2,250	2,298	2,404	2,488	2,312	2,378	2,393
Other managed and marketed customer funds	3,668	3,733	3,472	3,103	3,137	3,165	3,282	3,202
Mutual funds	3,532	3,579	3,369	3,003	3,049	3,065	3,178	3,118
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	136	154	103	100	88	100	104	84
Managed and marketed customer funds	22,955	23,339	23,593	24,332	24,255	24,956	25,323	26,487

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Poland

PLN million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	3,636	3,270	366	11.2
Net fee income	1,743	1,764	(21)	(1.2)
Gains (losses) on financial transactions	364	470	(106)	(22.6)
Other operating income *	(9)	(166)	157	(94.4)
Gross income	5,733	5,338	395	7.4
Operating expenses	(2,527)	(2,484)	(43)	1.7
General administrative expenses	(2,273)	(2,298)	25	(1.1)
Personnel	(1,320)	(1,354)	35	(2.6)
Other general administrative expenses	(954)	(944)	(10)	1.1
Depreciation and amortisation	(253)	(185)	(68)	36.5
Net operating income	3,207	2,855	352	12.3
Net loan-loss provisions	(632)	(700)	68	(9.8)
Other income	(360)	(17)	(343)	—
Profit before taxes	2,215	2,137	78	3.6
Tax on profit	(527)	(422)	(105)	24.7
Profit from continuing operations	1,688	1,715	(27)	(1.6)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,688	1,715	(27)	(1.6)
Minority interests	503	459	44	9.5
Attributable profit to the Group	1,185	1,256	(71)	(5.6)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	88,115	80,918	7,197	8.9
Financial assets held for trading (w/o loans)	2,798	3,810	(1,013)	(26.6)
Financial assets available-for-sale	26,349	22,622	3,727	16.5
Central banks and credit institutions **	4,016	4,916	(900)	(18.3)
Tangible and intangible assets	1,137	1,108	29	2.7
Other assets	8,922	10,759	(1,837)	(17.1)
Total assets/liabilities & shareholders’ equity	131,336	124,132	7,203	5.8
Customer deposits **	100,469	91,504	8,965	9.8
Debt securities issued **	2,224	2,125	99	4.6
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	3,764	4,910	(1,146)	(23.3)
Other liabilities	14,328	14,989	(661)	(4.4)
Stockholders’ equity ***	10,552	10,604	(52)	(0.5)
Other managed and marketed customer funds	14,121	13,684	437	3.2
Mutual funds	13,752	13,245	506	3.8
Pension funds	—	—	—	—
Managed portfolios	370	439	(69)	(15.8)
Managed and marketed customer funds	116,814	107,314	9,500	8.9

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Poland

PLN million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	800	784	822	863	858	876	931	971
Net fee income	420	448	433	463	418	425	459	442
Gains (losses) on financial transactions	225	74	75	96	108	130	62	63
Other operating income *	(19)	65	(37)	(175)	(27)	76	(23)	(35)
Gross income	1,427	1,371	1,293	1,247	1,357	1,507	1,430	1,440
Operating expenses	(632)	(626)	(614)	(611)	(632)	(638)	(647)	(609)
General administrative expenses	(584)	(580)	(569)	(566)	(572)	(576)	(581)	(544)
Personnel	(341)	(335)	(332)	(347)	(324)	(330)	(334)	(332)
Other general administrative expenses	(243)	(245)	(237)	(219)	(249)	(247)	(247)	(211)
Depreciation and amortisation	(48)	(46)	(45)	(45)	(60)	(62)	(66)	(66)
Net operating income	794	745	679	636	724	869	783	831
Net loan-loss provisions	(164)	(187)	(164)	(186)	(144)	(149)	(186)	(153)
Other income	(3)	(9)	11	(16)	(97)	(126)	(25)	(111)
Profit before taxes	627	549	526	435	483	593	573	566
Tax on profit	(115)	(93)	(110)	(104)	(99)	(122)	(138)	(167)
Profit from continuing operations	512	456	416	331	384	471	434	399
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	512	456	416	331	384	471	434	399
Minority interests	140	123	110	86	103	144	134	122
Attributable profit to the Group	372	333	306	245	281	327	300	277
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	74,776	76,820	78,386	80,918	83,517	86,614	87,359	88,115
Financial assets held for trading (w/o loans)	5,141	4,746	4,379	3,810	3,653	4,553	2,983	2,798
Financial assets available-for-sale	21,876	23,668	23,344	22,622	23,479	20,908	22,527	26,349
Central banks and credit institutions **	4,845	5,056	4,607	4,916	3,063	5,228	3,788	4,016
Tangible and intangible assets	984	983	973	1,108	1,074	1,059	1,061	1,137
Other assets	9,011	7,117	7,869	10,759	6,765	7,546	7,484	8,922
Total assets/liabilities & shareholders’ equity	116,632	118,390	119,557	124,132	121,551	125,909	125,202	131,336
Customer deposits **	83,671	84,580	86,613	91,504	90,810	93,761	95,025	100,469
Debt securities issued **	1,390	1,887	2,125	2,125	2,329	2,343	2,183	2,224
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions **	6,293	6,953	5,928	4,910	2,851	4,699	3,379	3,764
Other liabilities	15,466	15,048	14,756	14,989	14,587	14,910	14,126	14,328
Stockholders’ equity ***	9,812	9,921	10,136	10,604	10,973	10,196	10,489	10,552
Other managed and marketed customer funds	16,179	16,464	15,312	13,684	13,833	13,957	14,475	14,121
Mutual funds	15,578	15,784	14,859	13,245	13,445	13,516	14,018	13,752
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	601	680	454	439	389	441	457	370
Managed and marketed customer funds	101,240	102,931	104,050	107,314	106,972	110,062	111,683	116,814

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Portugal

€ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	733	555	178	32.0
Net fee income	314	263	50	19.1
Gains (losses) on financial transactions	112	164	(53)	(31.9)
Other operating income *	51	33	18	54.1
Gross income	1,209	1,016	193	19.0
Operating expenses	(589)	(494)	(95)	19.1
General administrative expenses	(551)	(458)	(93)	20.3
Personnel	(339)	(291)	(48)	16.6
Other general administrative expenses	(212)	(167)	(45)	26.6
Depreciation and amortisation	(38)	(36)	(2)	4.7
Net operating income	620	522	99	18.9
Net loan-loss provisions	(54)	(72)	18	(25.4)
Other income	(34)	(31)	(3)	9.1
Underlying profit before taxes	533	419	114	27.2
Tax on profit	(131)	(118)	(13)	11.4
Underlying profit from continuing operations	402	301	101	33.4
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	402	301	101	33.4
Minority interests	2	1	2	197.8
Underlying attributable profit to the Group	399	300	99	33.0
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	399	300	99	33.0
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	27,328	28,221	(893)	(3.2)
Financial assets held for trading (w/o loans)	1,553	1,678	(126)	(7.5)
Financial assets available-for-sale	5,769	6,799	(1,030)	(15.2)
Central banks and credit institutions **	1,320	2,104	(784)	(37.3)
Tangible and intangible assets	703	720	(17)	(2.4)
Other assets	8,148	10,046	(1,898)	(18.9)
Total assets/liabilities & shareholders’ equity	44,820	49,568	(4,749)	(9.6)
Customer deposits **	30,002	29,173	830	2.8
Debt securities issued **	3,805	4,994	(1,189)	(23.8)
Liabilities under insurance contracts	39	20	20	101.1
Central banks and credit institutions **	6,743	11,307	(4,564)	(40.4)
Other liabilities	904	1,351	(447)	(33.1)
Stockholders’ equity ***	3,326	2,724	603	22.1
Other managed and marketed customer funds	2,770	2,842	(72)	(2.5)
Mutual funds	1,435	1,512	(76)	(5.0)
Pension funds	933	915	18	2.0
Managed portfolios	402	416	(14)	(3.3)
Managed and marketed customer funds	36,578	37,009	(431)	(1.2)

(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + other accumulated results
Ratios (%) and other data
RoTE	13.03	12.53	0.50 p.
Efficiency ratio (with amortisations)	48.7	48.7	0.05 p.
NPL ratio	8.81	7.46	1.35 p.
Coverage ratio	63.7	99.0	(35.30 p. )
Number of employees	6,306	6,568	(262)	(4.0)
Number of branches	657	752	(95)	(12.6)

Portugal

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	142	141	134	138	183	188	180	182
Net fee income	68	67	66	62	90	74	80	69
Gains (losses) on financial transactions	15	10	16	123	54	15	4	39
Other operating income *	13	16	10	(5)	10	16	23	2
Gross income	238	234	226	318	337	293	287	292
Operating expenses	(123)	(122)	(124)	(125)	(154)	(149)	(142)	(143)
General administrative expenses	(114)	(113)	(115)	(116)	(145)	(140)	(133)	(133)
Personnel	(71)	(72)	(72)	(75)	(88)	(88)	(80)	(83)
Other general administrative expenses	(42)	(41)	(43)	(41)	(57)	(52)	(52)	(50)
Depreciation and amortisation	(10)	(9)	(9)	(9)	(9)	(9)	(9)	(10)
Net operating income	115	112	102	193	183	144	145	149
Net loan-loss provisions	(22)	(21)	(24)	(5)	(22)	(6)	(16)	(9)
Other income	(21)	(23)	23	(10)	(2)	(21)	(5)	(5)
Underlying profit before taxes	72	67	101	178	158	116	124	134
Tax on profit	(17)	(18)	(24)	(58)	(37)	(27)	(31)	(36)
Underlying profit from continuing operations	55	49	77	120	122	89	93	98
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Underlying consolidated profit	55	49	77	120	122	89	93	98
Minority interests	0	(0)	0	1	1	1	1	1
Underlying attributable profit to the Group	55	49	77	119	121	89	92	97
Net capital gains and provisions **	—	—	—	—	—	(9)	—	9
Attributable profit to the Group	55	49	77	119	121	80	92	106

(*).-    Including dividends, income from equity-accounted method and other operating income/expenses

(**).- Single Resolution Fund net of tax. In 2Q16 contribution to the SRF and in 4Q16 reallocation to “other operating income”

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans ***	23,045	23,097	23,029	28,221	27,655	27,889	27,595	27,328
Financial assets held for trading (w/o loans)	2,160	2,076	1,801	1,678	1,761	1,763	1,718	1,553
Financial assets available-for-sale	6,877	5,711	5,736	6,799	6,158	5,951	5,868	5,769
Central banks and credit institutions ***	2,017	1,753	1,715	2,104	2,633	2,268	2,104	1,320
Tangible and intangible assets	700	693	696	720	702	708	696	703
Other assets	6,013	6,084	6,381	10,046	8,738	8,305	8,456	8,148
Total assets/liabilities & shareholders’ equity	40,813	39,415	39,358	49,568	47,647	46,883	46,436	44,820
Customer deposits ***	23,529	23,796	24,091	29,173	29,146	29,964	30,374	30,002
Debt securities issued ***	2,732	2,608	2,566	4,994	4,700	4,488	4,221	3,805
Liabilities under insurance contracts	30	24	22	20	45	44	39	39
Central banks and credit institutions ***	11,043	9,794	9,384	11,307	9,643	8,164	7,415	6,743
Other liabilities	888	971	920	1,351	1,183	1,063	1,054	904
Stockholders’ equity ****	2,591	2,221	2,376	2,724	2,929	3,160	3,333	3,326
Other managed and marketed customer funds	2,870	2,876	2,801	2,842	2,745	2,686	2,655	2,770
Mutual funds	1,530	1,555	1,489	1,512	1,444	1,389	1,356	1,435
Pension funds	962	910	906	915	902	894	900	933
Managed portfolios	379	411	406	416	399	403	400	402
Managed and marketed customer funds	29,131	29,281	29,457	37,009	36,591	37,138	37,251	36,578

(***).- Including all on-balance sheet balances for this item (****).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	8.96	8.80	8.86	7.46	8.55	10.46	9.40	8.81
Coverage ratio	52.4	54.2	56.2	99.0	87.7	61.9	57.8	63.7
Cost of credit	0.45	0.38	0.35	0.29	0.28	0.21	0.17	0.18

Spain’s real estate activity

€ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	(43)	(41)	(2)	4.0
Net fee income	1	0	1	131.2
Gains (losses) on financial transactions	9	151	(142)	(93.9)
Other operating income *	72	27	45	166.4
Gross income	39	137	(98)	(71.8)
Operating expenses	(211)	(235)	24	(10.3)
General administrative expenses	(200)	(224)	24	(10.7)
Personnel	(50)	(64)	14	(22.6)
Other general administrative expenses	(150)	(159)	10	(6.0)
Depreciation and amortisation	(11)	(11)	0	(1.2)
Net operating income	(172)	(98)	(74)	76.1
Net loan-loss provisions	(167)	(207)	41	(19.6)
Other income	(122)	(303)	181	(59.8)
Profit before taxes	(461)	(608)	148	(24.3)
Tax on profit	137	180	(42)	(23.6)
Profit from continuing operations	(323)	(429)	105	(24.6)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	(323)	(429)	105	(24.6)
Minority interests	3	(9)	12	—
Attributable profit to the Group	(326)	(420)	93	(22.3)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	1,990	2,794	(804)	(28.8)
Financial assets held for trading (w/o loans)	1	5	(4)	(78.4)
Financial assets available-for-sale	423	104	319	306.9
Central banks and credit institutions **	1,361	698	664	95.1
Tangible and intangible assets	1,749	5,827	(4,079)	(70.0)
Other assets	5,467	6,412	(945)	(14.7)
Total assets/liabilities & shareholders’ equity	10,991	15,840	(4,849)	(30.6)
Customer deposits **	68	125	(56)	(45.2)
Debt securities issued **	—	0	(0)	(100.0)
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	7,262	10,335	(3,072)	(29.7)
Other liabilities	639	1,289	(650)	(50.4)
Stockholders’ equity ***	3,022	4,092	(1,070)	(26.2)
Other managed and marketed customer funds	31	36	(4)	(12.1)
Mutual funds	31	35	(4)	(10.8)
Pension funds	0	1	(1)	(89.1)
Managed portfolios	—	—	—	—
Managed and marketed customer funds	100	160	(61)	(37.9)

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Spain’s real estate activity

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	(13)	0	(11)	(17)	(12)	(10)	(13)	(8)
Net fee income	0	1	(1)	0	0	(0)	0	0
Gains (losses) on financial transactions	44	34	43	31	0	(1)	(0)	9
Other operating income *	8	11	(5)	14	10	22	26	14
Gross income	39	45	25	27	(1)	11	13	16
Operating expenses	(66)	(57)	(58)	(54)	(54)	(54)	(54)	(48)
General administrative expenses	(62)	(53)	(57)	(51)	(52)	(51)	(52)	(46)
Personnel	(18)	(13)	(17)	(16)	(14)	(14)	(13)	(9)
Other general administrative expenses	(44)	(40)	(40)	(35)	(38)	(37)	(38)	(37)
Depreciation and amortisation	(4)	(3)	(1)	(3)	(3)	(3)	(3)	(3)
Net operating income	(27)	(11)	(33)	(26)	(55)	(42)	(42)	(33)
Net loan-loss provisions	(42)	(49)	(83)	(34)	(25)	(51)	(38)	(52)
Other income	(49)	(54)	(61)	(140)	(11)	(25)	(12)	(74)
Profit before taxes	(119)	(114)	(176)	(199)	(92)	(118)	(92)	(159)
Tax on profit	36	34	53	58	27	35	28	48
Profit from continuing operations	(83)	(80)	(124)	(142)	(65)	(83)	(65)	(111)
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	(83)	(80)	(124)	(142)	(65)	(83)	(65)	(111)
Minority interests	1	(1)	(8)	(2)	(1)	(2)	8	(2)
Attributable profit to the Group	(85)	(79)	(116)	(140)	(63)	(81)	(72)	(109)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	3,942	3,323	2,982	2,794	2,551	2,302	1,932	1,990
Financial assets held for trading (w/o loans)	6	4	4	5	5	5	5	1
Financial assets available-for-sale	167	168	169	104	102	463	466	423
Central banks and credit institutions **	0	0	755	698	643	861	867	1,361
Tangible and intangible assets	5,865	5,804	5,692	5,827	6,131	6,016	5,989	1,749
Other assets	6,488	6,818	6,561	6,412	6,542	6,376	6,354	5,467
Total assets/liabilities & shareholders’ equity	16,467	16,117	16,163	15,840	15,974	16,024	15,613	10,991
Customer deposits **	149	245	153	125	110	114	105	68
Debt securities issued **	—	—	0	0	—	646	696	—
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions **	10,538	9,498	10,304	10,335	9,377	8,684	8,473	7,262
Other liabilities	1,624	1,841	1,402	1,289	1,791	1,799	1,774	639
Stockholders’ equity ***	4,156	4,533	4,304	4,092	4,696	4,780	4,565	3,022
Other managed and marketed customer funds	139	44	40	36	35	34	30	31
Mutual funds	138	43	39	35	35	33	30	31
Pension funds	1	1	1	1	1	1	0	0
Managed portfolios	—	—	—	—	—	—	—	—
Managed and marketed customer funds	288	288	193	160	145	794	830	100

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

United Kingdom

€ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	4,405	4,942	(538)	(10.9)
Net fee income	1,032	1,091	(59)	(5.4)
Gains (losses) on financial transactions	319	302	17	5.7
Other operating income *	61	47	14	30.7
Gross income	5,816	6,382	(565)	(8.9)
Operating expenses	(2,967)	(3,356)	390	(11.6)
General administrative expenses	(2,656)	(3,009)	353	(11.7)
Personnel	(1,418)	(1,592)	174	(10.9)
Other general administrative expenses	(1,238)	(1,417)	179	(12.6)
Depreciation and amortisation	(311)	(347)	37	(10.5)
Net operating income	2,850	3,025	(176)	(5.8)
Net loan-loss provisions	(58)	(107)	49	(45.7)
Other income	(339)	(354)	15	(4.2)
Profit before taxes	2,452	2,564	(112)	(4.4)
Tax on profit	(736)	(556)	(180)	32.4
Profit from continuing operations	1,716	2,008	(292)	(14.6)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,716	2,008	(292)	(14.6)
Minority interests	35	37	(2)	(5.8)
Attributable profit to the Group	1,681	1,971	(290)	(14.7)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	251,250	282,673	(31,423)	(11.1)
Financial assets held for trading (w/o loans)	33,986	40,138	(6,152)	(15.3)
Financial assets available-for-sale	12,336	12,279	57	0.5
Central banks and credit institutions **	15,305	14,083	1,222	8.7
Tangible and intangible assets	2,581	3,025	(444)	(14.7)
Other assets	39,502	30,957	8,545	27.6
Total assets/liabilities & shareholders’ equity	354,960	383,155	(28,195)	(7.4)
Customer deposits **	212,113	231,947	(19,834)	(8.6)
Debt securities issued **	71,108	74,260	(3,151)	(4.2)
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	21,559	23,610	(2,051)	(8.7)
Other liabilities	34,068	36,162	(2,094)	(5.8)
Stockholders’ equity ***	16,112	17,176	(1,064)	(6.2)
Other managed and marketed customer funds	8,564	9,703	(1,139)	(11.7)
Mutual funds	8,447	9,564	(1,117)	(11.7)
Pension funds	—	—	—	—
Managed portfolios	118	139	(22)	(15.5)
Managed and marketed customer funds	291,785	315,910	(24,125)	(7.6)
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + other accumulated results
Ratios (%) and other data
RoTE	10.59	11.83	(1.24 p. )
Efficiency ratio (with amortisations)	51.0	52.6	(1.58 p. )
NPL ratio	1.41	1.52	(0.11 p. )
Coverage ratio	32.9	38.2	(5.30 p. )
Number of employees	25,688	25,866	(178)	(0.7)
Number of branches	844	858	(14)	(1.6)

United Kingdom

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	1,194	1,247	1,250	1,251	1,154	1,136	1,043	1,072
Net fee income	287	291	273	240	280	258	259	235
Gains (losses) on financial transactions	60	83	58	100	68	95	64	91
Other operating income *	10	4	23	10	11	12	11	27
Gross income	1,551	1,626	1,605	1,600	1,513	1,501	1,377	1,425
Operating expenses	(823)	(843)	(844)	(846)	(794)	(788)	(703)	(683)
General administrative expenses	(749)	(759)	(760)	(742)	(718)	(705)	(630)	(604)
Personnel	(396)	(418)	(391)	(387)	(371)	(358)	(346)	(343)
Other general administrative expenses	(352)	(341)	(369)	(355)	(346)	(346)	(284)	(261)
Depreciation and amortisation	(75)	(85)	(84)	(104)	(76)	(83)	(73)	(79)
Net operating income	727	783	761	755	719	713	675	742
Net loan-loss provisions	(76)	(18)	7	(21)	(7)	(68)	(44)	61
Other income	(56)	(51)	(130)	(118)	(59)	(71)	(85)	(124)
Profit before taxes	596	714	639	616	654	574	545	679
Tax on profit	(117)	(159)	(149)	(130)	(192)	(173)	(175)	(196)
Profit from continuing operations	479	555	489	485	462	401	370	483
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	479	555	489	485	462	401	370	483
Minority interests	8	9	10	10	9	11	7	9
Attributable profit to the Group	471	545	480	475	453	390	364	474
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	279,334	287,896	284,003	282,673	267,628	259,852	250,294	251,250
Financial assets held for trading (w/o loans)	42,850	41,349	40,406	40,138	36,151	40,661	36,246	33,986
Financial assets available-for-sale	12,937	12,785	12,940	12,279	11,801	11,901	12,125	12,336
Central banks and credit institutions **	19,259	16,848	14,419	14,083	17,223	17,147	16,769	15,305
Tangible and intangible assets	3,094	3,175	3,043	3,025	2,787	2,646	2,536	2,581
Other assets	35,375	27,578	28,513	30,957	28,959	29,976	35,795	39,502
Total assets/liabilities & shareholders’ equity	392,848	389,632	383,323	383,155	364,549	362,184	353,764	354,960
Customer deposits **	220,684	230,233	227,212	231,947	217,282	212,152	203,785	212,113
Debt securities issued **	84,356	77,895	76,149	74,260	76,614	72,556	73,204	71,108
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions **	26,264	26,331	24,871	23,610	15,210	21,040	22,411	21,559
Other liabilities	45,703	39,385	38,500	36,162	37,176	40,880	39,048	34,068
Stockholders’ equity ***	15,841	15,788	16,591	17,176	18,268	15,556	15,315	16,112
Other managed and marketed customer funds	10,469	10,807	9,376	9,703	8,784	8,365	8,544	8,564
Mutual funds	10,313	10,645	9,238	9,564	8,661	8,246	8,426	8,447
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	156	162	138	139	124	119	117	118
Managed and marketed customer funds	315,509	318,935	312,737	315,910	302,681	293,073	285,533	291,785
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	1.75	1.61	1.51	1.52	1.49	1.47	1.47	1.41
Coverage ratio	41.2	40.3	39.6	38.2	36.5	36.5	36.0	32.9
Cost of credit	0.11	0.08	0.04	0.03	0.01	0.03	0.05	0.02

United Kingdom

Constant € million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	4,405	4,388	16	0.4
Net fee income	1,032	969	63	6.5
Gains (losses) on financial transactions	319	268	51	19.1
Other operating income *	61	41	20	47.3
Gross income	5,816	5,666	150	2.7
Operating expenses	(2,967)	(2,980)	13	(0.4)
General administrative expenses	(2,656)	(2,671)	15	(0.6)
Personnel	(1,418)	(1,414)	(5)	0.3
Other general administrative expenses	(1,238)	(1,258)	20	(1.6)
Depreciation and amortisation	(311)	(308)	(2)	0.8
Net operating income	2,850	2,686	163	6.1
Net loan-loss provisions	(58)	(95)	37	(38.9)
Other income	(339)	(314)	(25)	7.9
Profit before taxes	2,452	2,277	176	7.7
Tax on profit	(736)	(494)	(243)	49.2
Profit from continuing operations	1,716	1,783	(67)	(3.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,716	1,783	(67)	(3.8)
Minority interests	35	33	2	6.0
Attributable profit to the Group	1,681	1,750	(69)	(4.0)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	251,250	242,318	8,932	3.7
Financial assets held for trading (w/o loans)	33,986	34,408	(422)	(1.2)
Financial assets available-for-sale	12,336	10,526	1,810	17.2
Central banks and credit institutions **	15,305	12,073	3,232	26.8
Tangible and intangible assets	2,581	2,593	(13)	(0.5)
Other assets	39,502	26,538	12,965	48.9
Total assets/liabilities & shareholders’ equity	354,960	328,455	26,505	8.1
Customer deposits **	212,113	198,834	13,279	6.7
Debt securities issued **	71,108	63,658	7,450	11.7
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	21,559	20,239	1,319	6.5
Other liabilities	34,068	31,000	3,069	9.9
Stockholders’ equity ***	16,112	14,724	1,388	9.4
Other managed and marketed customer funds	8,564	8,318	246	3.0
Mutual funds	8,447	8,199	248	3.0
Pension funds	—	—	—	—
Managed portfolios	118	119	(2)	(1.4)
Managed and marketed customer funds	291,785	270,810	20,975	7.7

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

United Kingdom

Constant € million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	1,085	1,101	1,096	1,105	1,088	1,093	1,087	1,136
Net fee income	261	257	239	212	264	248	269	251
Gains (losses) on financial transactions	55	74	51	88	64	91	68	96
Other operating income *	9	3	20	9	10	12	11	28
Gross income	1,410	1,435	1,407	1,414	1,427	1,445	1,435	1,510
Operating expenses	(748)	(744)	(740)	(747)	(748)	(758)	(733)	(727)
General administrative expenses	(680)	(670)	(666)	(655)	(677)	(679)	(658)	(643)
Personnel	(360)	(369)	(342)	(342)	(350)	(345)	(360)	(364)
Other general administrative expenses	(320)	(300)	(324)	(313)	(327)	(333)	(298)	(280)
Depreciation and amortisation	(68)	(75)	(74)	(92)	(72)	(80)	(76)	(84)
Net operating income	661	691	667	667	678	687	702	783
Net loan-loss provisions	(69)	(15)	7	(18)	(6)	(65)	(46)	58
Other income	(51)	(45)	(115)	(104)	(55)	(69)	(87)	(128)
Profit before taxes	542	631	560	544	617	553	569	713
Tax on profit	(106)	(141)	(131)	(115)	(181)	(167)	(182)	(207)
Profit from continuing operations	436	490	429	429	436	386	387	507
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	436	490	429	429	436	386	387	507
Minority interests	7	8	9	9	9	10	7	9
Attributable profit to the Group	428	482	420	420	427	376	380	498
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	237,286	239,213	244,967	242,318	247,426	250,844	251,712	251,250
Financial assets held for trading (w/o loans)	36,400	34,357	34,853	34,408	33,422	39,251	36,451	33,986
Financial assets available-for-sale	10,989	10,623	11,161	10,526	10,910	11,488	12,193	12,336
Central banks and credit institutions **	16,360	13,999	12,437	12,073	15,923	16,553	16,864	15,305
Tangible and intangible assets	2,628	2,638	2,624	2,593	2,577	2,555	2,550	2,581
Other assets	30,050	22,914	24,594	26,538	26,773	28,937	35,998	39,502
Total assets/liabilities & shareholders’ equity	333,713	323,745	330,636	328,455	337,031	349,628	355,768	354,960
Customer deposits **	187,464	191,300	195,982	198,834	200,880	204,797	204,939	212,113
Debt securities issued **	71,658	64,723	65,683	63,658	70,831	70,041	73,619	71,108
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions **	22,311	21,878	21,452	20,239	14,062	20,311	22,538	21,559
Other liabilities	38,824	32,725	33,208	31,000	34,369	39,463	39,270	34,068
Stockholders’ equity ***	13,456	13,118	14,311	14,724	16,889	15,016	15,402	16,112
Other managed and marketed customer funds	8,893	8,980	8,088	8,318	8,121	8,075	8,592	8,564
Mutual funds	8,760	8,845	7,968	8,199	8,007	7,960	8,474	8,447
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	132	135	119	119	114	115	118	118
Managed and marketed customer funds	268,016	265,003	269,752	270,810	279,832	282,913	287,150	291,785

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

United Kingdom

£ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	3,599	3,585	13	0.4
Net fee income	843	791	52	6.5
Gains (losses) on financial transactions	261	219	42	19.1
Other operating income *	50	34	16	47.3
Gross income	4,752	4,630	123	2.7
Operating expenses	(2,424)	(2,435)	11	(0.4)
General administrative expenses	(2,170)	(2,183)	13	(0.6)
Personnel	(1,159)	(1,155)	(4)	0.3
Other general administrative expenses	(1,011)	(1,028)	16	(1.6)
Depreciation and amortisation	(254)	(252)	(2)	0.8
Net operating income	2,328	2,195	133	6.1
Net loan-loss provisions	(48)	(78)	30	(38.9)
Other income	(277)	(257)	(20)	7.9
Profit before taxes	2,004	1,860	143	7.7
Tax on profit	(602)	(403)	(198)	49.2
Profit from continuing operations	1,402	1,457	(55)	(3.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,402	1,457	(55)	(3.8)
Minority interests	29	27	2	6.0
Attributable profit to the Group	1,373	1,430	(57)	(4.0)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	215,116	207,468	7,648	3.7
Financial assets held for trading (w/o loans)	29,098	29,459	(361)	(1.2)
Financial assets available-for-sale	10,561	9,012	1,550	17.2
Central banks and credit institutions **	13,104	10,336	2,767	26.8
Tangible and intangible assets	2,209	2,220	(11)	(0.5)
Other assets	33,821	22,721	11,100	48.9
Total assets/liabilities & shareholders’ equity	303,909	281,217	22,693	8.1
Customer deposits **	181,607	170,238	11,369	6.7
Debt securities issued **	60,881	54,503	6,379	11.7
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	18,458	17,329	1,129	6.5
Other liabilities	29,169	26,541	2,627	9.9
Stockholders’ equity ***	13,794	12,606	1,188	9.4
Other managed and marketed customer funds	7,332	7,122	211	3.0
Mutual funds	7,232	7,019	212	3.0
Pension funds	—	—	—	—
Managed portfolios	101	102	(1)	(1.4)
Managed and marketed customer funds	249,821	231,862	17,959	7.7

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

United Kingdom

£ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	887	900	896	903	889	893	888	928
Net fee income	213	210	196	173	216	203	220	205
Gains (losses) on financial transactions	45	60	42	72	52	75	55	78
Other operating income *	7	3	17	7	8	10	9	23
Gross income	1,152	1,173	1,150	1,155	1,166	1,180	1,172	1,234
Operating expenses	(612)	(608)	(605)	(610)	(611)	(619)	(599)	(594)
General administrative expenses	(556)	(547)	(545)	(535)	(553)	(554)	(537)	(526)
Personnel	(294)	(302)	(280)	(279)	(286)	(282)	(294)	(297)
Other general administrative expenses	(262)	(245)	(265)	(256)	(267)	(272)	(243)	(228)
Depreciation and amortisation	(56)	(61)	(60)	(75)	(59)	(65)	(62)	(69)
Net operating income	540	565	545	545	554	561	573	640
Net loan-loss provisions	(56)	(12)	6	(15)	(5)	(53)	(37)	48
Other income	(41)	(36)	(94)	(85)	(45)	(56)	(71)	(104)
Profit before taxes	443	516	457	444	504	452	465	583
Tax on profit	(87)	(115)	(107)	(94)	(148)	(136)	(149)	(169)
Profit from continuing operations	356	401	350	350	356	316	316	414
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	356	401	350	350	356	316	316	414
Minority interests	6	7	7	7	7	8	6	7
Attributable profit to the Group	350	394	343	343	349	307	311	407

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	203,159	204,809	209,736	207,468	211,841	214,768	215,511	215,116
Financial assets held for trading (w/o loans)	31,165	29,416	29,840	29,459	28,616	33,606	31,208	29,098
Financial assets available-for-sale	9,409	9,096	9,556	9,012	9,341	9,836	10,440	10,561
Central banks and credit institutions **	14,007	11,986	10,648	10,336	13,633	14,172	14,439	13,104
Tangible and intangible assets	2,250	2,259	2,247	2,220	2,206	2,187	2,184	2,209
Other assets	25,728	19,619	21,057	22,721	22,922	24,775	30,821	33,821
Total assets/liabilities & shareholders’ equity	285,718	277,184	283,084	281,217	288,559	299,345	304,602	303,909
Customer deposits **	160,503	163,788	167,796	170,238	171,990	175,343	175,465	181,607
Debt securities issued **	61,352	55,415	56,236	54,503	60,644	59,968	63,031	60,881
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions **	19,102	18,732	18,367	17,329	12,039	17,390	19,297	18,458
Other liabilities	33,240	28,019	28,432	26,541	29,426	33,788	33,622	29,169
Stockholders’ equity ***	11,521	11,231	12,253	12,606	14,460	12,857	13,187	13,794
Other managed and marketed customer funds	7,614	7,688	6,924	7,122	6,953	6,914	7,356	7,332
Mutual funds	7,501	7,573	6,822	7,019	6,855	6,815	7,255	7,232
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	113	116	102	102	98	98	101	101
Managed and marketed customer funds	229,470	226,890	230,956	231,862	239,587	242,224	245,852	249,821
(**).-  Including all on-balance sheet balances for this item

(***).-  Capital + reserves + profit + other accumulated results

Latin America

€ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	13,346	13,752	(407)	(3.0)
Net fee income	4,581	4,452	128	2.9
Gains (losses) on financial transactions	806	517	290	56.1
Other operating income *	32	36	(4)	(10.9)
Gross income	18,764	18,757	8	0.0
Operating expenses	(7,692)	(7,906)	214	(2.7)
General administrative expenses	(7,007)	(7,230)	223	(3.1)
Personnel	(3,886)	(3,955)	70	(1.8)
Other general administrative expenses	(3,121)	(3,274)	153	(4.7)
Depreciation and amortisation	(685)	(676)	(9)	1.3
Net operating income	11,073	10,851	222	2.0
Net loan-loss provisions	(4,911)	(4,950)	39	(0.8)
Other income	(785)	(893)	107	(12.0)
Profit before taxes	5,377	5,008	369	7.4
Tax on profit	(1,363)	(1,219)	(143)	11.7
Profit from continuing operations	4,014	3,789	225	5.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	4,014	3,789	225	5.9
Minority interests	628	596	32	5.4
Attributable profit to the Group	3,386	3,193	193	6.1

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	152,187	133,138	19,049	14.3
Financial assets held for trading (w/o loans)	43,422	33,670	9,752	29.0
Financial assets available-for-sale	29,840	25,926	3,914	15.1
Central banks and credit institutions **	48,612	35,523	13,090	36.8
Tangible and intangible assets	4,111	3,522	589	16.7
Other assets	42,596	36,106	6,490	18.0
Total assets/liabilities & shareholders’ equity	320,768	267,885	52,884	19.7
Customer deposits **	143,747	122,413	21,334	17.4
Debt securities issued **	47,436	39,527	7,909	20.0
Liabilities under insurance contracts	1	1	(1)	(49.1)
Central banks and credit institutions **	47,585	42,393	5,192	12.2
Other liabilities	57,473	43,872	13,601	31.0
Stockholders’ equity ***	24,526	19,678	4,849	24.6
Other managed and marketed customer funds	81,482	65,690	15,792	24.0
Mutual funds	75,002	61,096	13,906	22.8
Pension funds	—	—	—	—
Managed portfolios	6,480	4,594	1,886	41.0
Managed and marketed customer funds	272,665	227,631	45,034	19.8

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	15.56	15.20	0.36 p.
Efficiency ratio (with amortisations)	41.0	42.1	(1.16 p. )
NPL ratio	4.81	4.96	(0.15 p. )
Coverage ratio	87.3	79.0	8.30 p.
Number of employees	86,312	89,819	(3,507)	(3.9)
Number of branches	5,818	5,841	(23)	(0.4)

Latin America

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	3,545	3,610	3,334	3,263	3,044	3,140	3,456	3,706
Net fee income	1,135	1,151	1,079	1,086	961	1,121	1,181	1,317
Gains (losses) on financial transactions	168	163	126	60	141	222	297	147
Other operating income *	(2)	27	23	(13)	(7)	25	(9)	23
Gross income	4,846	4,952	4,562	4,396	4,139	4,507	4,925	5,193
Operating expenses	(2,047)	(2,027)	(1,895)	(1,937)	(1,736)	(1,834)	(1,974)	(2,148)
General administrative expenses	(1,865)	(1,845)	(1,738)	(1,782)	(1,584)	(1,666)	(1,796)	(1,960)
Personnel	(1,002)	(1,020)	(956)	(978)	(868)	(938)	(991)	(1,088)
Other general administrative expenses	(863)	(826)	(782)	(804)	(716)	(728)	(805)	(872)
Depreciation and amortisation	(182)	(182)	(157)	(155)	(151)	(168)	(178)	(188)
Net operating income	2,800	2,925	2,667	2,459	2,404	2,673	2,952	3,045
Net loan-loss provisions	(1,210)	(1,226)	(1,241)	(1,273)	(1,105)	(1,149)	(1,329)	(1,329)
Other income	(203)	(273)	(264)	(153)	(189)	(217)	(133)	(247)
Profit before taxes	1,386	1,426	1,163	1,034	1,110	1,308	1,490	1,469
Tax on profit	(401)	(374)	(223)	(221)	(269)	(352)	(407)	(334)
Profit from continuing operations	985	1,052	940	812	841	955	1,083	1,135
Net profit from discontinued operations	—	—	—	—	—	0	(0)	—
Consolidated profit	985	1,052	940	812	841	955	1,083	1,135
Minority interests	145	176	156	119	137	152	166	173
Attributable profit to the Group	840	876	783	693	703	803	917	962

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	146,660	145,094	129,593	133,138	131,830	141,873	142,414	152,187
Financial assets held for trading (w/o loans)	34,791	34,585	37,178	33,670	36,152	38,044	32,081	43,422
Financial assets available-for-sale	31,013	34,670	23,722	25,926	27,032	28,815	29,696	29,840
Central banks and credit institutions **	35,121	35,811	36,788	35,523	39,060	49,887	49,542	48,612
Tangible and intangible assets	4,116	4,056	3,416	3,522	3,549	3,869	3,839	4,111
Other assets	33,893	30,279	33,672	36,106	35,205	37,107	36,665	42,596
Total assets/liabilities & shareholders’ equity	285,594	284,495	264,369	267,885	272,829	299,596	294,236	320,768
Customer deposits **	135,772	133,402	118,044	122,413	125,348	134,898	133,436	143,747
Debt securities issued **	41,321	43,574	38,027	39,527	39,319	45,148	44,278	47,436
Liabilities under insurance contracts	1	1	1	1	1	1	1	1
Central banks and credit institutions **	38,413	41,756	42,517	42,393	41,879	42,333	39,642	47,585
Other liabilities	47,835	43,404	45,884	43,872	44,863	53,825	52,985	57,473
Stockholders’ equity ***	22,251	22,358	19,896	19,678	21,418	23,391	23,892	24,526
Other managed and marketed customer funds	70,073	71,585	62,030	65,690	68,191	76,722	79,125	81,482
Mutual funds	64,919	66,315	57,561	61,096	63,275	70,759	72,890	75,002
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	5,153	5,270	4,470	4,594	4,916	5,964	6,235	6,480
Managed and marketed customer funds	247,166	248,561	218,102	227,631	232,858	256,768	256,840	272,665

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	4.64	4.74	4.65	4.96	4.88	4.98	4.94	4.81
Coverage ratio	83.6	84.4	85.4	79.0	79.7	81.4	84.5	87.3
Cost of credit	3.53	3.39	3.33	3.36	3.39	3.41	3.42	3.37

Latin America

Constant € million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	13,346	12,570	776	6.2
Net fee income	4,581	3,977	603	15.2
Gains (losses) on financial transactions	806	436	371	85.1
Other operating income *	32	51	(19)	(38.0)
Gross income	18,764	17,034	1,731	10.2
Operating expenses	(7,692)	(7,113)	(579)	8.1
General administrative expenses	(7,007)	(6,501)	(506)	7.8
Personnel	(3,886)	(3,570)	(316)	8.8
Other general administrative expenses	(3,121)	(2,931)	(190)	6.5
Depreciation and amortisation	(685)	(611)	(74)	12.0
Net operating income	11,073	9,921	1,152	11.6
Net loan-loss provisions	(4,911)	(4,581)	(330)	7.2
Other income	(785)	(847)	62	(7.3)
Profit before taxes	5,377	4,493	884	19.7
Tax on profit	(1,363)	(1,087)	(275)	25.3
Profit from continuing operations	4,014	3,406	609	17.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	4,014	3,406	609	17.9
Minority interests	628	550	79	14.3
Attributable profit to the Group	3,386	2,856	530	18.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	152,187	147,022	5,165	3.5
Financial assets held for trading (w/o loans)	43,422	35,145	8,277	23.6
Financial assets available-for-sale	29,840	29,272	567	1.9
Central banks and credit institutions **	48,612	42,067	6,545	15.6
Tangible and intangible assets	4,111	4,022	89	2.2
Other assets	42,596	40,572	2,024	5.0
Total assets/liabilities & shareholders’ equity	320,768	298,100	22,668	7.6
Customer deposits **	143,747	134,661	9,086	6.7
Debt securities issued **	47,436	46,177	1,259	2.7
Liabilities under insurance contracts	1	2	(1)	(59.5)
Central banks and credit institutions **	47,585	46,824	761	1.6
Other liabilities	57,473	48,671	8,802	18.1
Stockholders’ equity ***	24,526	21,766	2,761	12.7
Other managed and marketed customer funds	81,482	76,399	5,083	6.7
Mutual funds	75,002	70,943	4,059	5.7
Pension funds	—	—	—	—
Managed portfolios	6,480	5,456	1,024	18.8
Managed and marketed customer funds	272,665	257,237	15,428	6.0

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Latin America

Constant € million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	2,948	3,107	3,215	3,300	3,253	3,204	3,342	3,547
Net fee income	926	971	1,012	1,069	1,025	1,146	1,145	1,264
Gains (losses) on financial transactions	139	135	113	48	141	229	297	140
Other operating income *	1	26	26	(3)	(5)	25	(10)	22
Gross income	4,015	4,239	4,367	4,413	4,414	4,605	4,773	4,973
Operating expenses	(1,682)	(1,722)	(1,793)	(1,916)	(1,844)	(1,871)	(1,915)	(2,062)
General administrative expenses	(1,531)	(1,566)	(1,642)	(1,762)	(1,683)	(1,699)	(1,743)	(1,883)
Personnel	(825)	(868)	(906)	(971)	(923)	(957)	(961)	(1,044)
Other general administrative expenses	(707)	(698)	(736)	(791)	(760)	(742)	(781)	(839)
Depreciation and amortisation	(151)	(156)	(151)	(154)	(161)	(172)	(172)	(179)
Net operating income	2,333	2,517	2,573	2,497	2,570	2,734	2,858	2,911
Net loan-loss provisions	(1,017)	(1,065)	(1,205)	(1,294)	(1,189)	(1,173)	(1,285)	(1,264)
Other income	(169)	(239)	(263)	(176)	(210)	(223)	(119)	(234)
Profit before taxes	1,147	1,213	1,106	1,027	1,171	1,338	1,454	1,414
Tax on profit	(329)	(315)	(216)	(227)	(284)	(363)	(397)	(318)
Profit from continuing operations	818	898	889	800	887	975	1,057	1,096
Net profit from discontinued operations	—	—	—	—	—	0	(0)	—
Consolidated profit	818	898	889	800	887	975	1,057	1,096
Minority interests	125	154	151	120	142	155	163	168
Attributable profit to the Group	693	745	738	680	744	820	894	928

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	136,351	138,075	144,882	147,022	144,225	145,308	147,793	152,187
Financial assets held for trading (w/o loans)	30,760	31,680	39,705	35,145	37,749	38,294	33,075	43,422
Financial assets available-for-sale	29,764	33,601	27,579	29,272	29,986	29,481	30,863	29,840
Central banks and credit institutions **	33,617	34,871	44,022	42,067	44,271	51,347	51,714	48,612
Tangible and intangible assets	3,805	3,800	3,861	4,022	4,018	3,990	4,006	4,111
Other assets	31,004	28,436	38,546	40,572	39,242	38,180	38,190	42,596
Total assets/liabilities & shareholders’ equity	265,301	270,463	298,594	298,100	299,491	306,599	305,641	320,768
Customer deposits **	124,461	125,571	131,199	134,661	137,280	138,200	138,534	143,747
Debt securities issued **	40,044	42,820	45,836	46,177	44,643	46,661	46,261	47,436
Liabilities under insurance contracts	1	1	1	2	1	1	1	1
Central banks and credit institutions **	35,957	40,303	48,741	46,824	45,653	43,184	41,129	47,585
Other liabilities	44,270	40,685	50,610	48,671	48,218	54,543	54,839	57,473
Stockholders’ equity ***	20,568	21,083	22,207	21,766	23,696	24,009	24,878	24,526
Other managed and marketed customer funds	66,864	69,261	73,626	76,399	77,311	79,049	82,650	81,482
Mutual funds	61,746	63,933	68,152	70,943	71,653	72,821	76,116	75,002
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	5,118	5,328	5,475	5,456	5,658	6,228	6,535	6,480
Managed and marketed customer funds	231,370	237,652	250,661	257,237	259,235	263,910	267,445	272,665

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Latin America. Results

€ million

	Gross income			Net operating income			Attributable profit to the Group
	2016	2015	Var. (%)	2016	2015	Var. (%)	2016	2015	Var. (%)
Brazil	11,321	11,140	1.6	6,845	6,689	2.3	1,786	1,631	9.5
Mexico	3,203	3,317	(3.4)	1,928	1,947	(1.0)	629	629	0.1
Chile	2,422	2,336	3.7	1,435	1,332	7.7	513	455	12.7
Argentina	1,377	1,550	(11.2)	636	687	(7.5)	359	378	(5.0)
Uruguay	344	319	8.0	167	137	21.8	84	70	19.8
Peru	76	79	(3.1)	53	54	(2.6)	37	32	14.2
Colombia	19	16	22.1	8	6	31.5	(18)	(1)	—
Rest	3	1	159.1	1	(2)	—	(5)	(2)	102.6
Total	18,764	18,757	0.0	11,073	10,851	2.0	3,386	3,193	6.1

Latin America. Results

Constant € million

	Gross income			Net operating income			Attributable profit to the Group
	2016	2015	Var. (%)	2016	2015	Var. (%)	2016	2015	Var. (%)
Brazil	11,321	10,600	6.8	6,845	6,364	7.6	1,786	1,552	15.0
Mexico	3,203	2,823	13.4	1,928	1,658	16.3	629	535	17.5
Chile	2,422	2,262	7.0	1,435	1,290	11.2	513	441	16.4
Argentina	1,377	970	42.0	636	430	47.8	359	237	51.8
Uruguay	344	289	19.0	167	125	34.2	84	64	31.9
Peru	76	74	2.6	53	51	3.1	37	31	20.9
Colombia	19	14	36.4	8	5	46.8	(18)	(1)	—
Rest	3	1	160.6	1	(2)	—	(5)	(2)	103.9
Total	18,764	17,034	10.2	11,073	9,921	11.6	3,386	2,856	18.6

Brazil

€ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	8,062	8,320	(257)	(3.1)
Net fee income	2,940	2,643	297	11.2
Gains (losses) on financial transactions	238	42	196	467.9
Other operating income *	80	135	(55)	(40.8)
Gross income	11,321	11,140	180	1.6
Operating expenses	(4,475)	(4,452)	(24)	0.5
General administrative expenses	(4,046)	(4,040)	(6)	0.1
Personnel	(2,253)	(2,205)	(48)	2.2
Other general administrative expenses	(1,793)	(1,835)	42	(2.3)
Depreciation and amortisation	(429)	(411)	(18)	4.3
Net operating income	6,845	6,689	157	2.3
Net loan-loss provisions	(3,377)	(3,297)	(80)	2.4
Other income	(696)	(878)	182	(20.7)
Profit before taxes	2,772	2,513	259	10.3
Tax on profit	(773)	(689)	(84)	12.2
Profit from continuing operations	1,999	1,824	175	9.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,999	1,824	175	9.6
Minority interests	213	193	20	10.5
Attributable profit to the Group	1,786	1,631	154	9.5

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.16	31.12.15	Amount		%
Balance sheet
Customer loans **	75,474	60,238	15,236		25.3
Financial assets held for trading (w/o loans)	26,007	13,360	12,647		94.7
Financial assets available-for-sale	16,851	15,814	1,037		6.6
Central banks and credit institutions **	36,430	26,692	9,737		36.5
Tangible and intangible assets	2,704	2,280	424		18.6
Other assets	24,036	20,150	3,886		19.3
Total assets/liabilities & shareholders’ equity	181,502	138,534	42,968		31.0
Customer deposits **	72,478	56,636	15,842		28.0
Debt securities issued **	31,679	26,171	5,507		21.0
Liabilities under insurance contracts	1	1	(1)		(49.1)
Central banks and credit institutions **	27,226	21,600	5,626		26.0
Other liabilities	34,571	24,085	10,486		43.5
Stockholders’ equity ***	15,547	10,040	5,507		54.8
Other managed and marketed customer funds	59,631	45,607	14,024		30.7
Mutual funds	55,733	42,961	12,772		29.7
Pension funds	—	—	—		—
Managed portfolios	3,898	2,646	1,252		47.3
Managed and marketed customer funds	163,788	128,414	35,373		27.5

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	13.84	14.09	(0.25 p.	)
Efficiency ratio (with amortisations)	39.5	40.0	(0.43 p.	)
NPL ratio	5.90	5.98	(0.08 p.	)
Coverage ratio	93.1	83.7	9.40 p.
Number of employees	46,728	49,520	(2,792)		(5.6)
Number of branches	3,431	3,443	(12)		(0.3)

Brazil

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	2,254	2,186	1,976	1,903	1,793	1,878	2,123	2,269
Net fee income	707	683	622	631	573	704	776	887
Gains (losses) on financial transactions	24	66	6	(54)	3	97	153	(14)
Other operating income *	21	46	53	16	13	23	(2)	46
Gross income	3,007	2,981	2,656	2,497	2,381	2,703	3,050	3,187
Operating expenses	(1,187)	(1,151)	(1,056)	(1,059)	(947)	(1,046)	(1,177)	(1,305)
General administrative expenses	(1,068)	(1,034)	(960)	(978)	(857)	(942)	(1,061)	(1,187)
Personnel	(574)	(571)	(525)	(535)	(473)	(523)	(593)	(663)
Other general administrative expenses	(494)	(463)	(435)	(444)	(384)	(418)	(467)	(523)
Depreciation and amortisation	(118)	(116)	(96)	(81)	(90)	(104)	(117)	(119)
Net operating income	1,820	1,830	1,600	1,438	1,434	1,657	1,873	1,882
Net loan-loss provisions	(826)	(828)	(813)	(830)	(720)	(753)	(951)	(953)
Other income	(209)	(263)	(255)	(151)	(177)	(193)	(134)	(193)
Profit before taxes	785	739	533	457	536	711	788	736
Tax on profit	(253)	(230)	(99)	(107)	(137)	(231)	(244)	(161)
Profit from continuing operations	532	509	434	350	399	481	544	575
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	532	509	434	350	399	481	544	575
Minority interests	55	56	49	33	41	51	56	65
Attributable profit to the Group	477	452	385	317	359	429	488	510

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	72,492	72,083	58,227	60,238	60,470	68,034	68,140	75,474
Financial assets held for trading (w/o loans)	14,720	15,822	14,836	13,360	15,620	19,478	16,274	26,007
Financial assets available-for-sale	23,071	26,054	15,086	15,814	16,072	17,685	17,885	16,851
Central banks and credit institutions **	23,937	26,322	25,576	26,692	27,182	36,362	36,532	36,430
Tangible and intangible assets	2,683	2,672	2,129	2,280	2,368	2,647	2,587	2,704
Other assets	17,036	15,551	19,127	20,150	20,402	21,869	22,506	24,036
Total assets/liabilities & shareholders’ equity	153,938	158,503	134,982	138,534	142,114	166,074	163,925	181,502
Customer deposits **	65,221	67,207	54,847	56,636	59,737	68,672	68,970	72,478
Debt securities issued **	27,068	29,143	25,031	26,171	26,468	31,200	29,685	31,679
Liabilities under insurance contracts	1	1	1	1	1	1	1	1
Central banks and credit institutions **	22,329	25,887	23,247	21,600	21,478	22,141	20,658	27,226
Other liabilities	27,084	23,590	21,795	24,085	22,363	29,631	29,748	34,571
Stockholders’ equity ***	12,236	12,674	10,061	10,040	12,066	14,428	14,863	15,547
Other managed and marketed customer funds	47,664	49,878	41,753	45,607	48,621	55,908	56,698	59,631
Mutual funds	44,589	46,614	39,129	42,961	45,689	52,385	52,955	55,733
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	3,075	3,264	2,625	2,646	2,932	3,522	3,743	3,898
Managed and marketed customer funds	139,953	146,228	121,631	128,414	134,826	155,780	155,353	163,788

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	4.90	5.13	5.30	5.98	5.93	6.11	6.12	5.90
Coverage ratio	95.2	95.9	96.0	83.7	83.7	85.3	89.3	93.1
Cost of credit	4.63	4.45	4.40	4.50	4.63	4.71	4.87	4.89

Brazil

Constant € million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	8,062	7,916	146	1.8
Net fee income	2,940	2,515	425	16.9
Gains (losses) on financial transactions	238	40	198	496.8
Other operating income *	80	129	(49)	(37.8)
Gross income	11,321	10,600	721	6.8
Operating expenses	(4,475)	(4,236)	(240)	5.7
General administrative expenses	(4,046)	(3,844)	(202)	5.3
Personnel	(2,253)	(2,098)	(155)	7.4
Other general administrative expenses	(1,793)	(1,746)	(47)	2.7
Depreciation and amortisation	(429)	(391)	(38)	9.6
Net operating income	6,845	6,364	481	7.6
Net loan-loss provisions	(3,377)	(3,137)	(240)	7.6
Other income	(696)	(836)	139	(16.7)
Profit before taxes	2,772	2,391	381	15.9
Tax on profit	(773)	(655)	(118)	17.9
Profit from continuing operations	1,999	1,736	263	15.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,999	1,736	263	15.2
Minority interests	213	184	30	16.1
Attributable profit to the Group	1,786	1,552	233	15.0

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	75,474	75,712	(237)	(0.3)
Financial assets held for trading (w/o loans)	26,007	16,792	9,215	54.9
Financial assets available-for-sale	16,851	19,876	(3,025)	(15.2)
Central banks and credit institutions **	36,430	33,549	2,881	8.6
Tangible and intangible assets	2,704	2,866	(162)	(5.6)
Other assets	24,036	25,325	(1,289)	(5.1)
Total assets/liabilities & shareholders’ equity	181,502	174,119	7,382	4.2
Customer deposits **	72,478	71,184	1,294	1.8
Debt securities issued **	31,679	32,894	(1,215)	(3.7)
Liabilities under insurance contracts	1	2	(1)	(59.5)
Central banks and credit institutions **	27,226	27,149	77	0.3
Other liabilities	34,571	30,272	4,299	14.2
Stockholders’ equity ***	15,547	12,619	2,928	23.2
Other managed and marketed customer funds	59,631	57,322	2,309	4.0
Mutual funds	55,733	53,997	1,736	3.2
Pension funds	—	—	—	—
Managed portfolios	3,898	3,326	573	17.2
Managed and marketed customer funds	163,788	161,400	2,387	1.5

(**).-  Including all on-balance sheet balances for this item

(***).-  Capital + reserves + profit + other accumulated results

Brazil

Constant € million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	1,892	1,937	2,011	2,076	2,010	1,936	2,005	2,111
Net fee income	594	605	633	684	642	731	736	831
Gains (losses) on financial transactions	20	57	10	(47)	3	104	152	(21)
Other operating income *	17	40	51	21	15	25	(4)	45
Gross income	2,523	2,639	2,705	2,733	2,670	2,795	2,889	2,966
Operating expenses	(996)	(1,019)	(1,073)	(1,148)	(1,062)	(1,080)	(1,114)	(1,219)
General administrative expenses	(896)	(916)	(974)	(1,057)	(961)	(973)	(1,003)	(1,109)
Personnel	(482)	(506)	(533)	(578)	(530)	(541)	(562)	(620)
Other general administrative expenses	(414)	(411)	(442)	(479)	(431)	(432)	(441)	(489)
Depreciation and amortisation	(99)	(103)	(99)	(90)	(101)	(107)	(110)	(110)
Net operating income	1,527	1,620	1,632	1,585	1,608	1,715	1,775	1,747
Net loan-loss provisions	(694)	(733)	(819)	(892)	(808)	(776)	(907)	(887)
Other income	(175)	(232)	(254)	(174)	(199)	(199)	(119)	(179)
Profit before taxes	659	655	558	519	601	740	749	681
Tax on profit	(212)	(204)	(114)	(125)	(154)	(242)	(233)	(145)
Profit from continuing operations	447	451	445	394	448	498	517	536
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	447	451	445	394	448	498	517	536
Minority interests	46	50	49	38	46	53	53	61
Attributable profit to the Group	400	401	395	356	402	445	463	475

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	73,872	72,910	76,055	75,712	72,578	71,193	71,924	75,474
Financial assets held for trading (w/o loans)	15,000	16,003	19,379	16,792	18,748	20,382	17,178	26,007
Financial assets available-for-sale	23,510	26,354	19,705	19,876	19,290	18,506	18,878	16,851
Central banks and credit institutions **	24,392	26,624	33,406	33,549	32,625	38,050	38,561	36,430
Tangible and intangible assets	2,734	2,703	2,780	2,866	2,842	2,770	2,730	2,704
Other assets	17,360	15,730	24,983	25,325	24,487	22,884	23,756	24,036
Total assets/liabilities & shareholders’ equity	156,869	160,323	176,308	174,119	170,570	173,786	173,028	181,502
Customer deposits **	66,462	67,979	71,639	71,184	71,699	71,861	72,800	72,478
Debt securities issued **	27,583	29,477	32,694	32,894	31,768	32,649	31,333	31,679
Liabilities under insurance contracts	1	1	1	2	1	1	1	1
Central banks and credit institutions **	22,754	26,185	30,365	27,149	25,779	23,169	21,805	27,226
Other liabilities	27,600	23,861	28,468	30,272	26,841	31,007	31,400	34,571
Stockholders’ equity ***	12,469	12,820	13,141	12,619	14,482	15,098	15,688	15,547
Other managed and marketed customer funds	48,572	50,451	54,537	57,322	58,356	58,504	59,847	59,631
Mutual funds	45,438	47,149	51,109	53,997	54,837	54,818	55,895	55,733
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	3,134	3,302	3,428	3,326	3,519	3,686	3,951	3,898
Managed and marketed customer funds	142,617	147,908	158,870	161,400	161,823	163,014	163,980	163,788

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Brazil

R$ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	30,885	30,324	561	1.8
Net fee income	11,263	9,634	1,628	16.9
Gains (losses) on financial transactions	912	153	759	496.8
Other operating income *	307	494	(186)	(37.8)
Gross income	43,366	40,605	2,762	6.8
Operating expenses	(17,143)	(16,225)	(918)	5.7
General administrative expenses	(15,501)	(14,727)	(774)	5.3
Personnel	(8,630)	(8,038)	(593)	7.4
Other general administrative expenses	(6,870)	(6,689)	(181)	2.7
Depreciation and amortisation	(1,643)	(1,499)	(144)	9.6
Net operating income	26,223	24,379	1,844	7.6
Net loan-loss provisions	(12,937)	(12,017)	(919)	7.6
Other income	(2,668)	(3,201)	534	(16.7)
Profit before taxes	10,619	9,161	1,458	15.9
Tax on profit	(2,961)	(2,511)	(450)	17.9
Profit from continuing operations	7,658	6,650	1,008	15.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	7,658	6,650	1,008	15.2
Minority interests	818	704	114	16.1
Attributable profit to the Group	6,840	5,946	894	15.0

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	258,914	259,729	(815)	(0.3)
Financial assets held for trading (w/o loans)	89,217	57,604	31,613	54.9
Financial assets available-for-sale	57,806	68,184	(10,378)	(15.2)
Central banks and credit institutions **	124,972	115,089	9,883	8.6
Tangible and intangible assets	9,277	9,831	(555)	(5.6)
Other assets	82,455	86,879	(4,424)	(5.1)
Total assets/liabilities & shareholders’ equity	622,641	597,316	25,325	4.2
Customer deposits **	248,635	244,196	4,439	1.8
Debt securities issued **	108,674	112,843	(4,169)	(3.7)
Liabilities under insurance contracts	2	5	(3)	(59.5)
Central banks and credit institutions **	93,399	93,134	265	0.3
Other liabilities	118,597	103,848	14,749	14.2
Stockholders’ equity ***	53,334	43,290	10,044	23.2
Other managed and marketed customer funds	204,565	196,645	7,920	4.0
Mutual funds	191,192	185,236	5,956	3.2
Pension funds	—	—	—	—
Managed portfolios	13,373	11,408	1,964	17.2
Managed and marketed customer funds	561,874	553,684	8,190	1.5

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Brazil

R$ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	7,248	7,419	7,705	7,952	7,701	7,417	7,679	8,088
Net fee income	2,275	2,317	2,424	2,619	2,460	2,799	2,821	3,183
Gains (losses) on financial transactions	77	220	37	(181)	11	398	584	(81)
Other operating income *	67	153	195	79	56	94	(16)	174
Gross income	9,666	10,109	10,362	10,468	10,227	10,708	11,067	11,364
Operating expenses	(3,815)	(3,904)	(4,110)	(4,396)	(4,068)	(4,138)	(4,266)	(4,671)
General administrative expenses	(3,434)	(3,511)	(3,732)	(4,050)	(3,682)	(3,727)	(3,843)	(4,249)
Personnel	(1,847)	(1,937)	(2,040)	(2,213)	(2,030)	(2,072)	(2,152)	(2,376)
Other general administrative expenses	(1,587)	(1,573)	(1,692)	(1,837)	(1,651)	(1,655)	(1,691)	(1,873)
Depreciation and amortisation	(381)	(394)	(378)	(347)	(387)	(411)	(423)	(422)
Net operating income	5,851	6,205	6,251	6,072	6,159	6,570	6,801	6,693
Net loan-loss provisions	(2,657)	(2,808)	(3,138)	(3,415)	(3,093)	(2,972)	(3,473)	(3,398)
Other income	(672)	(888)	(975)	(667)	(762)	(763)	(457)	(686)
Profit before taxes	2,523	2,509	2,139	1,990	2,304	2,835	2,870	2,609
Tax on profit	(812)	(783)	(435)	(481)	(589)	(926)	(891)	(554)
Profit from continuing operations	1,711	1,726	1,704	1,509	1,716	1,908	1,979	2,055
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	1,711	1,726	1,704	1,509	1,716	1,908	1,979	2,055
Minority interests	177	191	190	147	175	204	205	234
Attributable profit to the Group	1,534	1,536	1,514	1,362	1,540	1,704	1,774	1,821

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	253,417	250,119	260,905	259,729	248,979	244,229	246,736	258,914
Financial assets held for trading (w/o loans)	51,459	54,899	66,478	57,604	64,314	69,921	58,929	89,217
Financial assets available-for-sale	80,650	90,406	67,598	68,184	66,174	63,484	64,762	57,806
Central banks and credit institutions **	83,678	91,334	114,600	115,089	111,920	130,531	132,283	124,972
Tangible and intangible assets	9,380	9,271	9,538	9,831	9,749	9,503	9,366	9,277
Other assets	59,554	53,960	85,705	86,879	84,002	78,504	81,496	82,455
Total assets/liabilities & shareholders’ equity	538,138	549,990	604,826	597,316	585,139	596,171	593,572	622,641
Customer deposits **	227,998	233,203	245,756	244,196	245,962	246,520	249,741	248,635
Debt securities issued **	94,625	101,122	112,158	112,843	108,979	112,002	107,490	108,674
Liabilities under insurance contracts	3	4	4	5	4	4	4	2
Central banks and credit institutions **	78,056	89,827	104,167	93,134	88,435	79,483	74,803	93,399
Other liabilities	94,682	81,855	97,659	103,848	92,079	106,370	107,716	118,597
Stockholders’ equity ***	42,774	43,979	45,081	43,290	49,679	51,792	53,819	53,334
Other managed and marketed customer funds	166,625	173,071	187,089	196,645	200,192	200,697	205,304	204,565
Mutual funds	155,875	161,745	175,328	185,236	188,119	188,052	191,749	191,192
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	10,750	11,326	11,761	11,408	12,072	12,645	13,555	13,373
Managed and marketed customer funds	489,248	507,397	545,003	553,684	555,133	559,218	562,534	561,874

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Mexico

€ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	2,385	2,451	(66)	(2.7)
Net fee income	711	800	(89)	(11.1)
Gains (losses) on financial transactions	149	138	11	8.0
Other operating income *	(43)	(72)	30	(41.2)
Gross income	3,203	3,317	(114)	(3.4)
Operating expenses	(1,274)	(1,370)	95	(6.9)
General administrative expenses	(1,168)	(1,257)	88	(7.0)
Personnel	(606)	(662)	56	(8.4)
Other general administrative expenses	(562)	(595)	33	(5.5)
Depreciation and amortisation	(106)	(113)	7	(5.9)
Net operating income	1,928	1,947	(19)	(1.0)
Net loan-loss provisions	(832)	(877)	45	(5.2)
Other income	(30)	(4)	(26)	716.5
Profit before taxes	1,067	1,067	0	0.0
Tax on profit	(247)	(236)	(11)	4.8
Profit from continuing operations	820	831	(11)	(1.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	820	831	(11)	(1.4)
Minority interests	191	202	(12)	(5.7)
Attributable profit to the Group	629	629	0	0.1

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	27,315	30,158	(2,843)	(9.4)
Financial assets held for trading (w/o loans)	14,222	16,949	(2,726)	(16.1)
Financial assets available-for-sale	7,096	5,972	1,124	18.8
Central banks and credit institutions **	8,562	4,717	3,845	81.5
Tangible and intangible assets	392	396	(4)	(1.0)
Other assets	7,524	6,535	990	15.1
Total assets/liabilities & shareholders’ equity	65,112	64,728	385	0.6
Customer deposits **	28,910	28,274	636	2.2
Debt securities issued **	5,393	5,783	(390)	(6.7)
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	11,269	12,884	(1,615)	(12.5)
Other liabilities	15,963	12,829	3,134	24.4
Stockholders’ equity ***	3,577	4,957	(1,380)	(27.8)
Other managed and marketed customer funds	10,242	11,477	(1,235)	(10.8)
Mutual funds	10,242	11,477	(1,235)	(10.8)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	44,545	45,535	(990)	(2.2)

(**).-  Including all on-balance sheet balances for this item

(***).-  Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	15.45	13.19	2.27 p.
Efficiency ratio (with amortisations)	39.8	41.3	(1.50 p.	)
NPL ratio	2.76	3.38	(0.62 p.	)
Coverage ratio	103.8	90.6	13.20 p.
Number of employees	17,608	17,847	(239)		(1.3)
Number of branches	1,389	1,377	12		0.9

Mexico

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	597	621	600	633	594	579	598	615
Net fee income	194	213	194	199	173	190	169	179
Gains (losses) on financial transactions	43	33	26	36	34	23	38	54
Other operating income *	(15)	(14)	(26)	(18)	(9)	(5)	(9)	(19)
Gross income	819	854	794	850	792	786	796	828
Operating expenses	(355)	(353)	(327)	(334)	(322)	(317)	(311)	(325)
General administrative expenses	(325)	(322)	(301)	(309)	(293)	(289)	(287)	(300)
Personnel	(168)	(173)	(163)	(158)	(152)	(159)	(139)	(156)
Other general administrative expenses	(157)	(148)	(138)	(151)	(140)	(130)	(148)	(144)
Depreciation and amortisation	(30)	(32)	(26)	(25)	(29)	(29)	(24)	(25)
Net operating income	463	501	467	516	470	469	486	503
Net loan-loss provisions	(211)	(224)	(227)	(215)	(221)	(214)	(194)	(203)
Other income	8	(2)	1	(10)	(6)	(11)	(5)	(8)
Profit before taxes	260	274	241	291	243	244	288	293
Tax on profit	(59)	(61)	(48)	(67)	(55)	(52)	(65)	(75)
Profit from continuing operations	201	213	193	224	187	192	223	217
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	201	213	193	224	187	192	223	217
Minority interests	48	53	50	51	45	46	51	49
Attributable profit to the Group	153	160	143	173	143	146	172	169

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	29,112	28,609	28,198	30,158	28,702	28,215	27,757	27,315
Financial assets held for trading (w/o loans)	16,677	15,391	18,448	16,949	17,505	15,128	12,749	14,222
Financial assets available-for-sale	4,065	3,986	4,939	5,972	5,632	6,739	6,595	7,096
Central banks and credit institutions **	6,099	5,338	6,760	4,717	6,193	8,102	8,485	8,562
Tangible and intangible assets	493	460	363	396	380	364	359	392
Other assets	8,671	7,529	6,700	6,535	7,223	6,080	5,708	7,524
Total assets/liabilities & shareholders’ equity	65,118	61,312	65,408	64,728	65,636	64,628	61,653	65,112
Customer deposits **	30,965	28,747	26,540	28,274	28,214	27,497	25,982	28,910
Debt securities issued **	5,694	5,901	5,228	5,783	5,452	5,410	5,229	5,393
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions **	9,988	8,473	11,794	12,884	11,516	10,159	9,820	11,269
Other liabilities	13,608	13,329	16,801	12,829	15,820	17,345	16,571	15,963
Stockholders’ equity ***	4,863	4,862	5,045	4,957	4,634	4,218	4,052	3,577
Other managed and marketed customer funds	13,222	12,557	11,631	11,477	11,628	11,359	10,937	10,242
Mutual funds	13,222	12,557	11,631	11,477	11,628	11,359	10,937	10,242
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Managed and marketed customer funds	49,881	47,205	43,399	45,535	45,294	44,266	42,147	44,545

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	3.71	3.81	3.54	3.38	3.06	3.01	2.95	2.76
Coverage ratio	88.4	87.5	93.0	90.6	97.5	102.3	101.9	103.8
Cost of credit	2.92	2.89	2.87	2.91	2.95	2.96	2.86	2.86

Mexico

Constant € million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	2,385	2,087	298	14.3
Net fee income	711	681	30	4.4
Gains (losses) on financial transactions	149	118	32	26.9
Other operating income *	(43)	(62)	19	(30.9)
Gross income	3,203	2,823	379	13.4
Operating expenses	(1,274)	(1,166)	(109)	9.3
General administrative expenses	(1,168)	(1,070)	(98)	9.2
Personnel	(606)	(563)	(43)	7.6
Other general administrative expenses	(562)	(506)	(56)	11.0
Depreciation and amortisation	(106)	(96)	(10)	10.5
Net operating income	1,928	1,658	271	16.3
Net loan-loss provisions	(832)	(746)	(85)	11.4
Other income	(30)	(3)	(27)	859.2
Profit before taxes	1,067	908	159	17.5
Tax on profit	(247)	(201)	(46)	23.1
Profit from continuing operations	820	707	112	15.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	820	707	112	15.9
Minority interests	191	172	18	10.7
Attributable profit to the Group	629	535	94	17.5

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	27,315	26,200	1,115	4.3
Financial assets held for trading (w/o loans)	14,222	14,724	(502)	(3.4)
Financial assets available-for-sale	7,096	5,189	1,908	36.8
Central banks and credit institutions **	8,562	4,098	4,464	108.9
Tangible and intangible assets	392	344	48	14.0
Other assets	7,524	5,677	1,847	32.5
Total assets/liabilities & shareholders’ equity	65,112	56,233	8,880	15.8
Customer deposits **	28,910	24,564	4,347	17.7
Debt securities issued **	5,393	5,024	369	7.3
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	11,269	11,193	76	0.7
Other liabilities	15,963	11,145	4,818	43.2
Stockholders’ equity ***	3,577	4,306	(729)	(16.9)
Other managed and marketed customer funds	10,242	9,971	271	2.7
Mutual funds	10,242	9,971	271	2.7
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	44,545	39,559	4,986	12.6

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Mexico

Constant € million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	487	509	530	561	572	573	605	635
Net fee income	158	175	172	176	167	187	172	185
Gains (losses) on financial transactions	35	27	24	32	33	23	39	55
Other operating income *	(12)	(11)	(22)	(16)	(9)	(5)	(9)	(20)
Gross income	667	700	703	753	763	778	807	855
Operating expenses	(289)	(290)	(290)	(297)	(310)	(314)	(315)	(335)
General administrative expenses	(265)	(264)	(267)	(274)	(282)	(286)	(291)	(310)
Personnel	(137)	(142)	(144)	(141)	(147)	(157)	(141)	(161)
Other general administrative expenses	(128)	(122)	(123)	(134)	(135)	(128)	(150)	(149)
Depreciation and amortisation	(25)	(26)	(23)	(23)	(28)	(28)	(24)	(26)
Net operating income	378	411	413	456	453	464	492	520
Net loan-loss provisions	(172)	(184)	(200)	(191)	(213)	(211)	(197)	(210)
Other income	6	(2)	1	(8)	(6)	(11)	(5)	(8)
Profit before taxes	212	225	214	257	234	241	290	302
Tax on profit	(48)	(50)	(43)	(59)	(53)	(51)	(65)	(77)
Profit from continuing operations	164	175	171	198	180	190	225	224
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	164	175	171	198	180	190	225	224
Minority interests	39	44	44	45	43	46	52	50
Attributable profit to the Group	125	131	127	153	138	144	173	174
(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	22,079	23,039	24,578	26,200	25,826	26,741	27,715	27,315
Financial assets held for trading (w/o loans)	12,648	12,394	16,080	14,724	15,751	14,338	12,730	14,222
Financial assets available-for-sale	3,083	3,210	4,305	5,189	5,068	6,387	6,585	7,096
Central banks and credit institutions **	4,626	4,298	5,893	4,098	5,573	7,679	8,472	8,562
Tangible and intangible assets	374	371	316	344	342	345	358	392
Other assets	6,576	6,063	5,840	5,677	6,499	5,762	5,699	7,524
Total assets/liabilities & shareholders’ equity	49,387	49,376	57,011	56,233	59,059	61,252	61,559	65,112
Customer deposits **	23,485	23,151	23,133	24,564	25,387	26,061	25,942	28,910
Debt securities issued **	4,319	4,752	4,557	5,024	4,906	5,127	5,221	5,393
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions **	7,575	6,824	10,280	11,193	10,362	9,628	9,805	11,269
Other liabilities	10,321	10,734	14,644	11,145	14,235	16,439	16,546	15,963
Stockholders’ equity ***	3,688	3,915	4,398	4,306	4,170	3,997	4,046	3,577
Other managed and marketed customer funds	10,028	10,112	10,138	9,971	10,463	10,766	10,920	10,242
Mutual funds	10,028	10,112	10,138	9,971	10,463	10,766	10,920	10,242
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Managed and marketed customer funds	37,831	38,015	37,828	39,559	40,755	41,954	42,083	44,545

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Mexico

Million pesos

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	49,219	43,061	6,158	14.3
Net fee income	14,674	14,055	620	4.4
Gains (losses) on financial transactions	3,079	2,427	652	26.9
Other operating income *	(880)	(1,273)	393	(30.9)
Gross income	66,093	58,269	7,823	13.4
Operating expenses	(26,300)	(24,060)	(2,240)	9.3
General administrative expenses	(24,109)	(22,077)	(2,032)	9.2
Personnel	(12,510)	(11,629)	(881)	7.6
Other general administrative expenses	(11,599)	(10,448)	(1,151)	11.0
Depreciation and amortisation	(2,191)	(1,983)	(208)	10.5
Net operating income	39,792	34,209	5,584	16.3
Net loan-loss provisions	(17,162)	(15,406)	(1,757)	11.4
Other income	(615)	(64)	(551)	859.2
Profit before taxes	22,015	18,739	3,276	17.5
Tax on profit	(5,100)	(4,142)	(958)	23.1
Profit from continuing operations	16,915	14,597	2,318	15.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	16,915	14,597	2,318	15.9
Minority interests	3,932	3,551	381	10.7
Attributable profit to the Group	12,983	11,046	1,937	17.5

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	594,704	570,433	24,271	4.3
Financial assets held for trading (w/o loans)	309,646	320,576	(10,931)	(3.4)
Financial assets available-for-sale	154,496	112,964	41,532	36.8
Central banks and credit institutions **	186,417	89,225	97,191	108.9
Tangible and intangible assets	8,532	7,488	1,045	14.0
Other assets	163,820	123,603	40,217	32.5
Total assets/liabilities & shareholders’ equity	1,417,615	1,224,289	193,326	15.8
Customer deposits **	629,430	534,796	94,633	17.7
Debt securities issued **	117,418	109,387	8,031	7.3
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	245,346	243,694	1,653	0.7
Other liabilities	347,543	242,651	104,891	43.2
Stockholders’ equity ***	77,879	93,761	(15,882)	(16.9)
Other managed and marketed customer funds	222,986	217,086	5,900	2.7
Mutual funds	222,986	217,086	5,900	2.7
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	969,833	861,269	108,564	12.6

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Mexico

Million pesos

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	10,041	10,504	10,939	11,578	11,808	11,823	12,488	13,099
Net fee income	3,259	3,613	3,541	3,642	3,445	3,867	3,540	3,823
Gains (losses) on financial transactions	718	564	487	657	679	474	799	1,127
Other operating income *	(249)	(232)	(463)	(329)	(186)	(110)	(180)	(404)
Gross income	13,769	14,450	14,503	15,547	15,745	16,054	16,647	17,645
Operating expenses	(5,973)	(5,978)	(5,978)	(6,131)	(6,402)	(6,479)	(6,497)	(6,922)
General administrative expenses	(5,467)	(5,444)	(5,501)	(5,664)	(5,817)	(5,896)	(6,001)	(6,395)
Personnel	(2,819)	(2,934)	(2,969)	(2,907)	(3,030)	(3,246)	(2,905)	(3,329)
Other general administrative expenses	(2,648)	(2,510)	(2,533)	(2,757)	(2,787)	(2,650)	(3,096)	(3,065)
Depreciation and amortisation	(506)	(533)	(476)	(467)	(586)	(583)	(496)	(527)
Net operating income	7,795	8,472	8,526	9,416	9,343	9,576	10,151	10,723
Net loan-loss provisions	(3,545)	(3,791)	(4,131)	(3,939)	(4,399)	(4,364)	(4,062)	(4,337)
Other income	130	(36)	17	(174)	(123)	(233)	(98)	(161)
Profit before taxes	4,380	4,644	4,412	5,302	4,821	4,979	5,990	6,225
Tax on profit	(999)	(1,039)	(882)	(1,223)	(1,097)	(1,060)	(1,346)	(1,596)
Profit from continuing operations	3,381	3,606	3,530	4,080	3,724	3,919	4,643	4,629
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	3,381	3,606	3,530	4,080	3,724	3,919	4,643	4,629
Minority interests	807	902	917	925	886	939	1,067	1,040
Attributable profit to the Group	2,574	2,704	2,613	3,155	2,839	2,979	3,577	3,589
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	480,702	501,609	535,103	570,433	562,286	582,206	603,403	594,704
Financial assets held for trading (w/o loans)	275,379	269,846	350,088	320,576	342,933	312,155	277,148	309,646
Financial assets available-for-sale	67,130	69,887	93,721	112,964	110,338	139,062	143,376	154,496
Central banks and credit institutions **	100,717	93,585	128,292	89,225	121,327	167,180	184,462	186,417
Tangible and intangible assets	8,147	8,071	6,886	7,488	7,442	7,518	7,795	8,532
Other assets	143,174	132,002	127,145	123,603	141,501	125,458	124,077	163,820
Total assets/liabilities & shareholders’ equity	1,075,250	1,075,000	1,241,236	1,224,289	1,285,828	1,333,578	1,340,261	1,417,615
Customer deposits **	511,307	504,032	503,652	534,796	552,715	567,398	564,813	629,430
Debt securities issued **	94,023	103,464	99,205	109,387	106,804	111,627	113,669	117,418
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions **	164,927	148,567	223,811	243,694	225,602	209,625	213,469	245,346
Other liabilities	224,700	233,697	318,821	242,651	309,920	357,899	360,227	347,543
Stockholders’ equity ***	80,293	85,240	95,747	93,761	90,787	87,029	88,084	77,879
Other managed and marketed customer funds	218,327	220,166	220,719	217,086	227,797	234,392	237,753	222,986
Mutual funds	218,327	220,166	220,719	217,086	227,797	234,392	237,753	222,986
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Managed and marketed customer funds	823,657	827,662	823,577	861,269	887,316	913,417	916,235	969,833

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Chile

€ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	1,864	1,791	73	4.1
Net fee income	353	360	(7)	(1.9)
Gains (losses) on financial transactions	206	173	33	18.8
Other operating income *	(1)	12	(12)	—
Gross income	2,422	2,336	86	3.7
Operating expenses	(986)	(1,004)	17	(1.7)
General administrative expenses	(895)	(926)	31	(3.4)
Personnel	(558)	(568)	10	(1.8)
Other general administrative expenses	(337)	(358)	21	(5.8)
Depreciation and amortisation	(91)	(77)	(14)	18.2
Net operating income	1,435	1,332	103	7.7
Net loan-loss provisions	(514)	(567)	53	(9.4)
Other income	(27)	3	(30)	—
Profit before taxes	894	768	126	16.4
Tax on profit	(159)	(114)	(45)	40.0
Profit from continuing operations	735	655	81	12.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	735	655	81	12.3
Minority interests	222	199	23	11.3
Attributable profit to the Group	513	455	58	12.7

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	37,662	32,338	5,324	16.5
Financial assets held for trading (w/o loans)	3,002	3,144	(142)	(4.5)
Financial assets available-for-sale	4,820	2,668	2,152	80.7
Central banks and credit institutions **	2,998	3,294	(296)	(9.0)
Tangible and intangible assets	424	355	68	19.2
Other assets	4,599	4,161	438	10.5
Total assets/liabilities & shareholders’ equity	53,505	45,960	7,545	16.4
Customer deposits **	27,317	24,347	2,970	12.2
Debt securities issued **	10,174	7,467	2,707	36.3
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	7,172	5,886	1,285	21.8
Other liabilities	5,476	5,280	196	3.7
Stockholders’ equity ***	3,366	2,980	386	13.0
Other managed and marketed customer funds	9,903	7,370	2,533	34.4
Mutual funds	7,321	5,422	1,899	35.0
Pension funds	—	—	—	—
Managed portfolios	2,582	1,948	634	32.5
Managed and marketed customer funds	47,394	39,184	8,210	21.0

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	17.17	15.51	1.65 p.
Efficiency ratio (with amortisations)	40.7	43.0	(2.23 p.	)
NPL ratio	5.05	5.62	(0.57 p.	)
Coverage ratio	59.1	53.9	5.20 p.
Number of employees	11,999	12,454	(455)		(3.7)
Number of branches	435	472	(37)		(7.8)

Chile

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	398	498	460	435	421	449	472	521
Net fee income	87	96	93	84	88	85	89	91
Gains (losses) on financial transactions	65	35	51	22	48	42	53	63
Other operating income *	4	4	2	2	(0)	1	2	(3)
Gross income	553	633	606	543	556	577	616	672
Operating expenses	(238)	(263)	(243)	(260)	(235)	(237)	(249)	(265)
General administrative expenses	(219)	(244)	(224)	(239)	(216)	(216)	(225)	(238)
Personnel	(128)	(149)	(138)	(153)	(128)	(139)	(142)	(148)
Other general administrative expenses	(91)	(95)	(86)	(86)	(88)	(76)	(83)	(90)
Depreciation and amortisation	(18)	(19)	(18)	(21)	(19)	(21)	(23)	(27)
Net operating income	316	370	364	283	321	339	368	407
Net loan-loss provisions	(132)	(126)	(153)	(157)	(109)	(127)	(146)	(131)
Other income	6	(3)	(4)	4	1	(1)	6	(35)
Profit before taxes	190	241	207	130	213	211	228	241
Tax on profit	(43)	(28)	(25)	(17)	(40)	(31)	(42)	(46)
Profit from continuing operations	147	212	182	113	173	181	187	195
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	147	212	182	113	173	181	187	195
Minority interests	41	65	57	36	52	55	58	58
Attributable profit to the Group	106	147	125	78	122	126	129	137

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	34,510	33,733	31,874	32,338	33,350	35,322	35,883	37,662
Financial assets held for trading (w/o loans)	2,940	2,918	3,665	3,144	2,793	3,217	2,876	3,002
Financial assets available-for-sale	2,290	2,831	2,449	2,668	3,548	3,273	3,901	4,820
Central banks and credit institutions **	3,622	2,711	3,479	3,294	3,502	3,469	3,382	2,998
Tangible and intangible assets	382	371	343	355	354	373	375	424
Other assets	4,541	3,930	3,669	4,161	3,341	4,387	3,522	4,599
Total assets/liabilities & shareholders’ equity	48,285	46,495	45,477	45,960	46,888	50,041	49,939	53,505
Customer deposits **	26,499	24,203	23,211	24,347	24,679	25,636	25,460	27,317
Debt securities issued **	8,474	8,464	7,685	7,467	7,282	8,419	9,165	10,174
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions **	4,407	5,801	5,878	5,886	6,287	7,305	6,783	7,172
Other liabilities	5,712	5,128	5,843	5,280	5,519	5,693	5,394	5,476
Stockholders’ equity ***	3,193	2,898	2,860	2,980	3,121	2,988	3,137	3,366
Other managed and marketed customer funds	7,871	7,792	7,307	7,370	7,063	8,044	9,941	9,903
Mutual funds	5,793	5,786	5,463	5,422	5,079	5,603	7,449	7,321
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	2,078	2,006	1,845	1,948	1,984	2,441	2,492	2,582
Managed and marketed customer funds	42,845	40,459	38,204	39,184	39,024	42,099	44,565	47,394

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Other information
NPL ratio	5.88	5.73	5.60	5.62	5.45	5.28	5.12	5.05
Coverage ratio	52.0	51.6	52.8	53.9	54.6	55.5	58.1	59.1
Cost of credit	1.74	1.68	1.68	1.65	1.58	1.59	1.55	1.43

Chile

Constant € million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	1,864	1,735	129	7.4
Net fee income	353	348	4	1.2
Gains (losses) on financial transactions	206	168	38	22.6
Other operating income *	(1)	11	(12)	—
Gross income	2,422	2,262	159	7.0
Operating expenses	(986)	(972)	(14)	1.5
General administrative expenses	(895)	(897)	2	(0.2)
Personnel	(558)	(550)	(7)	1.4
Other general administrative expenses	(337)	(347)	10	(2.8)
Depreciation and amortisation	(91)	(75)	(16)	22.1
Net operating income	1,435	1,290	145	11.2
Net loan-loss provisions	(514)	(549)	36	(6.5)
Other income	(27)	3	(30)	—
Profit before taxes	894	744	150	20.2
Tax on profit	(159)	(110)	(49)	44.5
Profit from continuing operations	735	634	101	15.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	735	634	101	15.9
Minority interests	222	193	29	14.9
Attributable profit to the Group	513	441	72	16.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	37,662	35,362	2,300	6.5
Financial assets held for trading (w/o loans)	3,002	3,438	(436)	(12.7)
Financial assets available-for-sale	4,820	2,917	1,903	65.2
Central banks and credit institutions **	2,998	3,602	(604)	(16.8)
Tangible and intangible assets	424	389	35	9.0
Other assets	4,599	4,550	49	1.1
Total assets/liabilities & shareholders’ equity	53,505	50,257	3,248	6.5
Customer deposits **	27,317	26,624	694	2.6
Debt securities issued **	10,174	8,165	2,009	24.6
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	7,172	6,437	735	11.4
Other liabilities	5,476	5,774	(297)	(5.1)
Stockholders’ equity ***	3,366	3,258	107	3.3
Other managed and marketed customer funds	9,903	8,059	1,844	22.9
Mutual funds	7,321	5,929	1,392	23.5
Pension funds	—	—	—	—
Managed portfolios	2,582	2,130	451	21.2
Managed and marketed customer funds	47,394	42,848	4,546	10.6

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Chile

Constant € million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	374	455	461	444	435	460	466	502
Net fee income	81	87	93	86	90	87	88	88
Gains (losses) on financial transactions	61	32	51	24	50	43	53	61
Other operating income *	3	4	2	2	(0)	1	2	(3)
Gross income	520	579	607	556	575	590	609	647
Operating expenses	(223)	(241)	(244)	(264)	(243)	(243)	(246)	(255)
General administrative expenses	(206)	(223)	(225)	(243)	(223)	(221)	(223)	(229)
Personnel	(120)	(137)	(139)	(155)	(132)	(143)	(140)	(142)
Other general administrative expenses	(86)	(86)	(86)	(88)	(91)	(78)	(82)	(86)
Depreciation and amortisation	(17)	(18)	(18)	(21)	(20)	(22)	(23)	(26)
Net operating income	297	338	363	292	332	347	364	392
Net loan-loss provisions	(124)	(115)	(152)	(159)	(113)	(131)	(144)	(126)
Other income	6	(3)	(4)	4	2	(1)	6	(35)
Profit before taxes	179	220	208	137	221	216	226	232
Tax on profit	(40)	(26)	(26)	(18)	(41)	(32)	(41)	(45)
Profit from continuing operations	138	195	182	119	179	185	184	187
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	138	195	182	119	179	185	184	187
Minority interests	39	60	57	37	53	56	57	56
Attributable profit to the Group	100	135	125	82	126	129	127	131

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	32,963	34,076	35,354	35,362	35,958	36,779	37,201	37,662
Financial assets held for trading (w/o loans)	2,808	2,947	4,065	3,438	3,011	3,349	2,982	3,002
Financial assets available-for-sale	2,187	2,860	2,717	2,917	3,825	3,408	4,044	4,820
Central banks and credit institutions **	3,460	2,739	3,858	3,602	3,776	3,612	3,507	2,998
Tangible and intangible assets	365	375	380	389	382	388	389	424
Other assets	4,337	3,970	4,069	4,550	3,602	4,568	3,651	4,599
Total assets/liabilities & shareholders’ equity	46,120	46,967	50,444	50,257	50,554	52,105	51,774	53,505
Customer deposits **	25,311	24,448	25,746	26,624	26,609	26,693	26,396	27,317
Debt securities issued **	8,094	8,550	8,524	8,165	7,851	8,766	9,501	10,174
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions **	4,210	5,860	6,520	6,437	6,778	7,606	7,032	7,172
Other liabilities	5,456	5,180	6,481	5,774	5,951	5,928	5,592	5,476
Stockholders’ equity ***	3,049	2,928	3,173	3,258	3,366	3,111	3,253	3,366
Other managed and marketed customer funds	7,518	7,871	8,105	8,059	7,615	8,376	10,306	9,903
Mutual funds	5,533	5,845	6,059	5,929	5,476	5,834	7,723	7,321
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	1,985	2,026	2,046	2,130	2,139	2,542	2,583	2,582
Managed and marketed customer funds	40,923	40,870	42,375	42,848	42,075	43,835	46,203	47,394

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Chile

Ch$ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	1,393,195	1,296,827	96,368	7.4
Net fee income	263,589	260,342	3,248	1.2
Gains (losses) on financial transactions	153,804	125,415	28,389	22.6
Other operating income *	(502)	8,433	(8,936)	—
Gross income	1,810,085	1,691,016	119,069	7.0
Operating expenses	(737,332)	(726,556)	(10,776)	1.5
General administrative expenses	(669,122)	(670,677)	1,555	(0.2)
Personnel	(416,879)	(411,279)	(5,599)	1.4
Other general administrative expenses	(252,243)	(259,397)	7,154	(2.8)
Depreciation and amortisation	(68,210)	(55,879)	(12,331)	22.1
Net operating income	1,072,753	964,460	108,293	11.2
Net loan-loss provisions	(383,852)	(410,462)	26,611	(6.5)
Other income	(20,458)	2,235	(22,693)	—
Profit before taxes	668,443	556,232	112,211	20.2
Tax on profit	(118,870)	(82,244)	(36,626)	44.5
Profit from continuing operations	549,573	473,988	75,585	15.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	549,573	473,988	75,585	15.9
Minority interests	165,760	144,212	21,548	14.9
Attributable profit to the Group	383,813	329,776	54,037	16.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	26,650,173	25,022,327	1,627,846	6.5
Financial assets held for trading (w/o loans)	2,124,213	2,432,810	(308,597)	(12.7)
Financial assets available-for-sale	3,410,871	2,064,389	1,346,481	65.2
Central banks and credit institutions **	2,121,176	2,548,530	(427,353)	(16.8)
Tangible and intangible assets	299,815	274,935	24,879	9.0
Other assets	3,254,582	3,219,816	34,766	1.1
Total assets/liabilities & shareholders’ equity	37,860,830	35,562,808	2,298,022	6.5
Customer deposits **	19,329,985	18,839,110	490,875	2.6
Debt securities issued **	7,199,090	5,777,697	1,421,394	24.6
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	5,074,896	4,554,756	520,140	11.4
Other liabilities	3,875,167	4,085,568	(210,401)	(5.1)
Stockholders’ equity ***	2,381,692	2,305,677	76,015	3.3
Other managed and marketed customer funds	7,007,472	5,702,734	1,304,738	22.9
Mutual funds	5,180,724	4,195,375	985,349	23.5
Pension funds	—	—	—	—
Managed portfolios	1,826,748	1,507,358	319,390	21.2
Managed and marketed customer funds	33,536,547	30,319,540	3,217,007	10.6

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Chile

Ch$ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	279,722	340,367	344,624	332,114	325,329	343,821	348,660	375,384
Net fee income	60,830	65,361	69,741	64,409	67,614	64,888	65,511	65,576
Gains (losses) on financial transactions	45,671	23,778	37,877	18,089	37,034	32,085	39,412	45,272
Other operating income *	2,611	2,980	1,560	1,282	(294)	480	1,831	(2,520)
Gross income	388,834	432,486	453,802	415,894	429,684	441,275	455,415	483,712
Operating expenses	(166,957)	(179,795)	(182,136)	(197,668)	(181,590)	(181,527)	(183,568)	(190,647)
General administrative expenses	(154,015)	(166,696)	(168,334)	(181,632)	(166,585)	(165,096)	(166,393)	(171,048)
Personnel	(89,753)	(102,044)	(103,697)	(115,785)	(98,758)	(106,658)	(105,004)	(106,459)
Other general administrative expenses	(64,262)	(64,652)	(64,637)	(65,847)	(67,827)	(58,438)	(61,389)	(64,589)
Depreciation and amortisation	(12,942)	(13,099)	(13,802)	(16,037)	(15,005)	(16,431)	(17,175)	(19,599)
Net operating income	221,876	252,691	271,667	218,226	248,094	259,748	271,847	293,065
Net loan-loss provisions	(92,461)	(85,988)	(113,450)	(118,563)	(84,383)	(97,590)	(107,930)	(93,949)
Other income	4,340	(2,008)	(2,938)	2,841	1,122	(391)	4,785	(25,975)
Profit before taxes	133,755	164,694	155,280	102,503	164,833	161,767	168,702	173,141
Tax on profit	(30,251)	(19,172)	(19,205)	(13,616)	(31,008)	(23,567)	(31,005)	(33,290)
Profit from continuing operations	103,504	145,523	136,074	88,887	133,824	138,200	137,697	139,851
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	103,504	145,523	136,074	88,887	133,824	138,200	137,697	139,851
Minority interests	29,047	44,798	42,529	27,838	39,853	41,760	42,527	41,620
Attributable profit to the Group	74,457	100,724	93,545	61,049	93,971	96,441	95,170	98,231

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	23,324,691	24,112,256	25,017,101	25,022,327	25,444,315	26,025,341	26,324,073	26,650,173
Financial assets held for trading (w/o loans)	1,986,953	2,085,549	2,876,402	2,432,810	2,130,701	2,370,026	2,110,180	2,124,213
Financial assets available-for-sale	1,547,496	2,023,435	1,922,237	2,064,389	2,706,681	2,411,741	2,861,736	3,410,871
Central banks and credit institutions **	2,448,268	1,938,043	2,730,252	2,548,530	2,672,154	2,555,930	2,481,252	2,121,176
Tangible and intangible assets	258,454	265,481	268,891	274,935	270,191	274,662	275,281	299,815
Other assets	3,069,216	2,809,455	2,879,568	3,219,816	2,548,792	3,232,082	2,583,653	3,254,582
Total assets/liabilities & shareholders’ equity	32,635,077	33,234,218	35,694,451	35,562,808	35,772,836	36,869,784	36,636,175	37,860,830
Customer deposits **	17,910,204	17,299,950	18,218,198	18,839,110	18,828,541	18,888,392	18,677,990	19,329,985
Debt securities issued **	5,727,642	6,050,147	6,031,618	5,777,697	5,555,623	6,203,020	6,723,315	7,199,090
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions **	2,978,870	4,146,852	4,613,855	4,554,756	4,796,453	5,382,135	4,975,999	5,074,896
Other liabilities	3,860,523	3,665,635	4,585,752	4,085,568	4,210,734	4,194,932	3,957,262	3,875,167
Stockholders’ equity ***	2,157,838	2,071,635	2,245,028	2,305,677	2,381,484	2,201,304	2,301,609	2,381,692
Other managed and marketed customer funds	5,319,970	5,569,920	5,735,494	5,702,734	5,388,674	5,926,964	7,292,631	7,007,472
Mutual funds	3,915,566	4,136,125	4,287,513	4,195,375	3,874,931	4,128,341	5,464,596	5,180,724
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	1,404,403	1,433,795	1,447,981	1,507,358	1,513,743	1,798,623	1,828,035	1,826,748
Managed and marketed customer funds	28,957,816	28,920,017	29,985,311	30,319,540	29,772,839	31,018,376	32,693,936	33,536,547

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

USA

€ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	5,917	6,116	(199)	(3.3)
Net fee income	1,102	1,086	16	1.5
Gains (losses) on financial transactions	22	231	(208)	(90.4)
Other operating income *	491	367	124	33.9
Gross income	7,532	7,799	(267)	(3.4)
Operating expenses	(3,198)	(3,025)	(173)	5.7
General administrative expenses	(2,882)	(2,761)	(121)	4.4
Personnel	(1,636)	(1,543)	(93)	6.0
Other general administrative expenses	(1,247)	(1,219)	(28)	2.3
Depreciation and amortisation	(316)	(264)	(52)	19.8
Net operating income	4,334	4,774	(440)	(9.2)
Net loan-loss provisions	(3,208)	(3,103)	(105)	3.4
Other income	(90)	(148)	58	(39.1)
Profit before taxes	1,036	1,523	(487)	(32.0)
Tax on profit	(355)	(516)	161	(31.3)
Profit from continuing operations	681	1,007	(326)	(32.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	681	1,007	(326)	(32.4)
Minority interests	286	329	(43)	(13.0)
Attributable profit to the Group	395	678	(283)	(41.8)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	85,389	84,190	1,199	1.4
Financial assets held for trading (w/o loans)	2,885	2,299	586	25.5
Financial assets available-for-sale	16,089	19,145	(3,056)	(16.0)
Central banks and credit institutions **	1,090	1,046	44	4.2
Tangible and intangible assets	10,648	9,156	1,491	16.3
Other assets	21,289	14,747	6,542	44.4
Total assets/liabilities & shareholders’ equity	137,390	130,584	6,805	5.2
Customer deposits **	64,460	60,115	4,345	7.2
Debt securities issued **	26,340	23,905	2,434	10.2
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	22,233	26,169	(3,936)	(15.0)
Other liabilities	9,897	9,073	823	9.1
Stockholders’ equity ***	14,461	11,321	3,139	27.7
Other managed and marketed customer funds	18,827	19,478	(651)	(3.3)
Mutual funds	9,947	7,123	2,824	39.6
Pension funds	—	—	—	—
Managed portfolios	8,880	12,355	(3,475)	(28.1)
Managed and marketed customer funds ****	89,200	84,238	4,961	5.9

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

Ratios (%) and other data
RoTE	3.11	6.54	(3.42 p.	)
Efficiency ratio (with amortisations)	42.5	38.8	3.68 p.
NPL ratio	2.28	2.13	0.15 p.
Coverage ratio	214.4	225.0	(10.60 p.	)
Number of employees	17,509	18,123	(614)		(3.4)
Number of branches	768	783	(15)		(1.9)

USA

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	1,463	1,549	1,550	1,554	1,548	1,462	1,456	1,451
Net fee income	262	271	266	286	283	293	268	257
Gains (losses) on financial transactions	51	103	39	37	20	8	10	(16)
Other operating income *	92	77	96	102	116	126	133	117
Gross income	1,868	2,000	1,952	1,979	1,968	1,888	1,867	1,809
Operating expenses	(696)	(729)	(772)	(827)	(777)	(774)	(784)	(864)
General administrative expenses	(635)	(663)	(708)	(754)	(703)	(697)	(706)	(777)
Personnel	(363)	(379)	(388)	(413)	(416)	(400)	(406)	(414)
Other general administrative expenses	(272)	(284)	(320)	(342)	(287)	(297)	(299)	(363)
Depreciation and amortisation	(60)	(66)	(64)	(73)	(74)	(77)	(78)	(87)
Net operating income	1,172	1,271	1,180	1,152	1,191	1,114	1,083	946
Net loan-loss provisions	(639)	(754)	(750)	(959)	(861)	(704)	(776)	(867)
Other income	(18)	(42)	(37)	(51)	(66)	(13)	(3)	(8)
Profit before taxes	514	475	393	142	264	397	304	71
Tax on profit	(158)	(158)	(129)	(72)	(103)	(143)	(91)	(17)
Profit from continuing operations	356	317	264	69	160	253	213	54
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	356	317	264	69	160	253	213	54
Minority interests	100	100	78	51	79	95	72	40
Attributable profit to the Group	257	217	186	18	82	159	141	14

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	82,418	79,652	80,789	84,190	80,836	83,144	82,007	85,389
Financial assets held for trading (w/o loans)	1,524	1,676	1,248	2,299	2,366	2,617	2,630	2,885
Financial assets available-for-sale	16,549	16,783	18,446	19,145	18,227	17,688	14,415	16,089
Central banks and credit institutions **	919	1,281	1,223	1,046	1,530	1,559	1,652	1,090
Tangible and intangible assets	7,975	7,899	8,585	9,156	9,254	10,000	10,102	10,648
Other assets	13,404	13,774	15,147	14,747	23,654	20,196	18,960	21,289
Total assets/liabilities & shareholders’ equity	122,788	121,064	125,438	130,584	135,868	135,205	129,768	137,390
Customer deposits **	60,162	58,133	58,970	60,115	59,526	59,382	60,166	64,460
Debt securities issued **	20,139	21,814	22,443	23,905	22,413	25,933	24,588	26,340
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions **	23,770	21,584	25,138	26,169	32,039	26,738	22,268	22,233
Other liabilities	7,605	8,397	7,571	9,073	8,720	9,384	8,974	9,897
Stockholders’ equity ***	11,113	11,136	11,315	11,321	13,170	13,767	13,772	14,461
Other managed and marketed customer funds	22,613	20,942	19,980	19,478	18,293	19,212	19,699	18,827
Mutual funds	8,536	7,707	7,317	7,123	6,813	6,979	6,958	9,947
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	14,077	13,235	12,663	12,355	11,481	12,233	12,740	8,880
Managed and marketed customer funds ****	86,077	83,078	83,427	84,238	82,288	84,192	85,435	89,200

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

Other information
NPL ratio	2.20	2.20	2.20	2.13	2.19	2.24	2.24	2.28
Coverage ratio	211.5	224.2	218.3	225.0	221.1	220.6	216.2	214.4
Cost of credit	3.25	3.39	3.36	3.66	3.85	3.77	3.80	3.68

USA

Constant € million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	5,917	6,130	(213)	(3.5)
Net fee income	1,102	1,088	14	1.2
Gains (losses) on financial transactions	22	231	(209)	(90.4)
Other operating income *	491	368	124	33.6
Gross income	7,532	7,817	(285)	(3.6)
Operating expenses	(3,198)	(3,032)	(166)	5.5
General administrative expenses	(2,882)	(2,768)	(115)	4.1
Personnel	(1,636)	(1,546)	(90)	5.8
Other general administrative expenses	(1,247)	(1,221)	(25)	2.1
Depreciation and amortisation	(316)	(264)	(52)	19.5
Net operating income	4,334	4,785	(451)	(9.4)
Net loan-loss provisions	(3,208)	(3,110)	(98)	3.1
Other income	(90)	(148)	58	(39.3)
Profit before taxes	1,036	1,527	(491)	(32.1)
Tax on profit	(355)	(517)	163	(31.4)
Profit from continuing operations	681	1,010	(328)	(32.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	681	1,010	(328)	(32.5)
Minority interests	286	330	(43)	(13.2)
Attributable profit to the Group	395	680	(285)	(41.9)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	85,389	86,954	(1,565)	(1.8)
Financial assets held for trading (w/o loans)	2,885	2,375	510	21.5
Financial assets available-for-sale	16,089	19,774	(3,685)	(18.6)
Central banks and credit institutions **	1,090	1,081	9	0.9
Tangible and intangible assets	10,648	9,457	1,191	12.6
Other assets	21,289	15,231	6,058	39.8
Total assets/liabilities & shareholders’ equity	137,390	134,871	2,519	1.9
Customer deposits **	64,460	62,088	2,371	3.8
Debt securities issued **	26,340	24,690	1,650	6.7
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	22,233	27,028	(4,795)	(17.7)
Other liabilities	9,897	9,371	525	5.6
Stockholders’ equity ***	14,461	11,693	2,768	23.7
Other managed and marketed customer funds	18,827	20,118	(1,291)	(6.4)
Mutual funds	9,947	7,357	2,590	35.2
Pension funds	—	—	—	—
Managed portfolios	8,880	12,760	(3,881)	(30.4)
Managed and marketed customer funds ****	89,200	87,004	2,196	2.5

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

USA

Constant € million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	1,488	1,547	1,558	1,537	1,542	1,494	1,469	1,411
Net fee income	266	271	268	284	282	299	271	250
Gains (losses) on financial transactions	52	103	39	36	20	8	10	(16)
Other operating income *	93	76	97	101	116	128	134	113
Gross income	1,899	1,998	1,961	1,959	1,960	1,929	1,885	1,759
Operating expenses	(708)	(729)	(776)	(820)	(774)	(790)	(791)	(843)
General administrative expenses	(646)	(663)	(711)	(747)	(700)	(711)	(712)	(758)
Personnel	(369)	(379)	(390)	(409)	(414)	(408)	(410)	(403)
Other general administrative expenses	(277)	(284)	(322)	(339)	(286)	(303)	(302)	(355)
Depreciation and amortisation	(61)	(66)	(64)	(72)	(74)	(79)	(79)	(85)
Net operating income	1,192	1,269	1,185	1,139	1,186	1,139	1,094	916
Net loan-loss provisions	(650)	(754)	(754)	(952)	(858)	(721)	(784)	(846)
Other income	(19)	(42)	(37)	(51)	(65)	(14)	(3)	(7)
Profit before taxes	523	473	394	136	263	403	307	63
Tax on profit	(161)	(157)	(129)	(70)	(103)	(146)	(92)	(14)
Profit from continuing operations	362	316	265	66	160	258	215	49
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	362	316	265	66	160	258	215	49
Minority interests	101	100	78	50	78	97	73	38
Attributable profit to the Group	261	216	187	15	81	161	142	10

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	84,122	84,548	85,863	86,954	87,308	87,569	86,831	85,389
Financial assets held for trading (w/o loans)	1,556	1,779	1,327	2,375	2,556	2,756	2,785	2,885
Financial assets available-for-sale	16,891	17,814	19,604	19,774	19,687	18,629	15,263	16,089
Central banks and credit institutions **	938	1,360	1,300	1,081	1,653	1,642	1,750	1,090
Tangible and intangible assets	8,140	8,385	9,124	9,457	9,995	10,532	10,697	10,648
Other assets	13,681	14,620	16,098	15,231	25,548	21,271	20,076	21,289
Total assets/liabilities & shareholders’ equity	125,328	128,506	133,316	134,871	146,747	142,401	137,401	137,390
Customer deposits **	61,406	61,706	62,673	62,088	64,292	62,542	63,705	64,460
Debt securities issued **	20,556	23,155	23,853	24,690	24,207	27,313	26,034	26,340
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions **	24,261	22,910	26,717	27,028	34,604	28,161	23,578	22,233
Other liabilities	7,762	8,913	8,047	9,371	9,418	9,884	9,502	9,897
Stockholders’ equity ***	11,343	11,821	12,026	11,693	14,225	14,500	14,582	14,461
Other managed and marketed customer funds	23,080	22,229	21,235	20,118	19,758	20,235	20,857	18,827
Mutual funds	8,712	8,181	7,777	7,357	7,358	7,351	7,368	9,947
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	14,368	14,048	13,458	12,760	12,400	12,884	13,490	8,880
Managed and marketed customer funds ****	87,858	88,185	88,667	87,004	88,876	88,673	90,460	89,200

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

USA

US$ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	6,545	6,781	(236)	(3.5)
Net fee income	1,219	1,204	15	1.2
Gains (losses) on financial transactions	25	256	(231)	(90.4)
Other operating income *	543	407	137	33.6
Gross income	8,332	8,647	(315)	(3.6)
Operating expenses	(3,538)	(3,354)	(184)	5.5
General administrative expenses	(3,188)	(3,061)	(127)	4.1
Personnel	(1,809)	(1,710)	(99)	5.8
Other general administrative expenses	(1,379)	(1,351)	(28)	2.1
Depreciation and amortisation	(349)	(292)	(57)	19.5
Net operating income	4,794	5,293	(499)	(9.4)
Net loan-loss provisions	(3,548)	(3,440)	(108)	3.1
Other income	(99)	(164)	64	(39.3)
Profit before taxes	1,146	1,689	(543)	(32.1)
Tax on profit	(392)	(572)	180	(31.4)
Profit from continuing operations	754	1,117	(363)	(32.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	754	1,117	(363)	(32.5)
Minority interests	317	365	(48)	(13.2)
Attributable profit to the Group	437	752	(315)	(41.9)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Customer loans **	90,009	91,658	(1,650)	(1.8)
Financial assets held for trading (w/o loans)	3,041	2,503	538	21.5
Financial assets available-for-sale	16,959	20,843	(3,884)	(18.6)
Central banks and credit institutions **	1,149	1,139	10	0.9
Tangible and intangible assets	11,224	9,968	1,255	12.6
Other assets	22,441	16,055	6,386	39.8
Total assets/liabilities & shareholders’ equity	144,822	142,167	2,655	1.9
Customer deposits **	67,947	65,447	2,500	3.8
Debt securities issued **	27,765	26,026	1,739	6.7
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	23,436	28,490	(5,055)	(17.7)
Other liabilities	10,432	9,878	554	5.6
Stockholders’ equity ***	15,243	12,326	2,918	23.7
Other managed and marketed customer funds	19,845	21,206	(1,361)	(6.4)
Mutual funds	10,485	7,755	2,730	35.2
Pension funds	—	—	—	—
Managed portfolios	9,360	13,451	(4,091)	(30.4)
Managed and marketed customer funds ****	94,026	91,710	2,315	2.5

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

USA

US$ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	1,646	1,711	1,723	1,701	1,706	1,652	1,625	1,561
Net fee income	294	300	296	314	312	331	299	276
Gains (losses) on financial transactions	58	114	43	40	23	9	11	(18)
Other operating income *	103	85	107	112	128	142	149	125
Gross income	2,101	2,210	2,169	2,167	2,168	2,133	2,085	1,945
Operating expenses	(783)	(806)	(858)	(907)	(856)	(874)	(875)	(932)
General administrative expenses	(715)	(733)	(787)	(827)	(775)	(787)	(788)	(839)
Personnel	(408)	(419)	(431)	(452)	(458)	(452)	(454)	(446)
Other general administrative expenses	(306)	(314)	(356)	(375)	(317)	(335)	(334)	(393)
Depreciation and amortisation	(68)	(73)	(71)	(80)	(82)	(87)	(87)	(93)
Net operating income	1,318	1,404	1,311	1,260	1,312	1,259	1,210	1,013
Net loan-loss provisions	(719)	(834)	(834)	(1,053)	(949)	(797)	(867)	(935)
Other income	(21)	(46)	(41)	(56)	(72)	(16)	(3)	(8)
Profit before taxes	579	524	436	150	291	446	340	69
Tax on profit	(178)	(174)	(143)	(78)	(114)	(161)	(102)	(15)
Profit from continuing operations	401	350	294	73	177	285	238	54
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	401	350	294	73	177	285	238	54
Minority interests	112	111	86	55	87	107	81	42
Attributable profit to the Group	289	239	207	17	90	178	157	12
(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Customer loans **	88,673	89,122	90,508	91,658	92,031	92,307	91,528	90,009
Financial assets held for trading (w/o loans)	1,640	1,875	1,398	2,503	2,694	2,905	2,936	3,041
Financial assets available-for-sale	17,805	18,778	20,665	20,843	20,752	19,637	16,089	16,959
Central banks and credit institutions **	989	1,433	1,370	1,139	1,742	1,731	1,844	1,149
Tangible and intangible assets	8,580	8,838	9,618	9,968	10,536	11,102	11,275	11,224
Other assets	14,421	15,411	16,969	16,055	26,931	22,422	21,162	22,441
Total assets/liabilities & shareholders’ equity	132,108	135,458	140,528	142,167	154,686	150,105	144,834	144,822
Customer deposits **	64,728	65,045	66,064	65,447	67,771	65,926	67,151	67,947
Debt securities issued **	21,668	24,408	25,143	26,026	25,517	28,791	27,443	27,765
Liabilities under insurance contracts	—	—	—	—	—	—	—	—
Central banks and credit institutions **	25,574	24,150	28,163	28,490	36,476	29,685	24,853	23,436
Other liabilities	8,182	9,395	8,482	9,878	9,928	10,419	10,016	10,432
Stockholders’ equity ***	11,957	12,461	12,676	12,326	14,994	15,285	15,371	15,243
Other managed and marketed customer funds	24,329	23,432	22,384	21,206	20,827	21,330	21,986	19,845
Mutual funds	9,184	8,623	8,198	7,755	7,756	7,748	7,766	10,485
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	15,146	14,808	14,186	13,451	13,071	13,581	14,220	9,360
Managed and marketed customer funds ****	92,611	92,956	93,463	91,710	93,685	93,470	95,354	94,026

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

Corporate Centre

€ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	(739)	(627)	(112)	17.8
Net fee income	(31)	(13)	(18)	137.3
Gains (losses) on financial transactions	(243)	150	(393)	—
Other operating income	(52)	(5)	(47)	980.8
Dividends	33	72	(39)	(54.8)
Income from equity-accounted method	(51)	(43)	(8)	18.7
Other operating income/expenses	(34)	(34)	0	(0.1)
Gross income	(1,066)	(495)	(571)	115.3
Operating expenses	(450)	(547)	97	(17.7)
Net operating income	(1,516)	(1,042)	(474)	45.5
Net loan-loss provisions	2	27	(25)	(94.2)
Other income	(75)	(507)	433	(85.3)
Underlying profit before taxes	(1,589)	(1,523)	(66)	4.3
Tax on profit	141	59	82	138.5
Underlying profit from continuing operations	(1,448)	(1,464)	16	(1.1)
Net profit from discontinued operations	0	—	0	—
Underlying consolidated profit	(1,448)	(1,464)	16	(1.1)
Minority interests	(9)	30	(38)	—
Underlying attributable profit to the Group	(1,439)	(1,493)	54	(3.6)
Net capital gains and provisions *	(417)	(600)	183	(30.5)
Attributable profit to the Group	(1,856)	(2,093)	237	(11.3)

(*).- In 2016, capital gains from the disposal of the stake in Visa Europe (€227 million), restructuring costs (-€475 million), PPI (-€137 million) and restatement Santander Consumer USA (-€32 million). In 2015, net result of the reversal of tax liabilities in Brazil (€835 million), Banif’s badwill in Portugal (€283 million), PPI (-€600 million), impairment of intangible assets (-€683 million) and goodwill and other assets (-€435 million).

			Variation
	31.12.16	31.12.15	Amount	%
Balance sheet
Financial assets held for trading (w/o loans)	1,203	2,656	(1,453)	(54.7)
Financial assets available-for-sale	2,774	3,773	(1,000)	(26.5)
Goodwill	26,724	26,960	(236)	(0.9)
Capital assigned to Group areas	79,704	77,163	2,541	3.3
Other assets	21,750	37,583	(15,833)	(42.1)
Total assets/liabilities & shareholders’ equity	132,154	148,136	(15,981)	(10.8)
Customer deposits **	858	5,205	(4,347)	(83.5)
Debt securities issued **	30,922	37,364	(6,442)	(17.2)
Other liabilities	16,014	21,052	(5,038)	(23.9)
Stockholders’ equity ***	84,361	84,515	(154)	(0.2)
Other managed and marketed customer funds	10	—	10	—
Mutual funds	10	—	10	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	31,790	42,569	(10,779)	(25.3)

(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + other accumulated results

Resources
Number of employees	1,724	2,006	(282)	(14.1)

Corporate Centre

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	(220)	(132)	(139)	(137)	(169)	(187)	(194)	(189)
Net fee income	(2)	(6)	(0)	(6)	(5)	(5)	(7)	(14)
Gains (losses) on financial transactions	12	(68)	90	116	(32)	(67)	(97)	(47)
Other operating income	(19)	28	(8)	(6)	(18)	15	(18)	(31)
Dividends	1	38	24	9	2	27	1	2
Income from equity-accounted method	(12)	(8)	(16)	(6)	(16)	(5)	(20)	(9)
Other operating income/expenses	(8)	(2)	(15)	(9)	(4)	(8)	1	(24)
Gross income	(230)	(177)	(56)	(32)	(223)	(244)	(316)	(282)
Operating expenses	(142)	(150)	(142)	(112)	(126)	(120)	(104)	(99)
Net operating income	(372)	(327)	(199)	(144)	(349)	(365)	(421)	(381)
Net loan-loss provisions	(1)	2	(1)	26	1	(5)	5	0
Other income	(98)	(132)	(148)	(130)	(5)	(55)	(59)	44
Underlying profit before taxes	(470)	(457)	(348)	(247)	(353)	(424)	(474)	(337)
Tax on profit	5	(32)	(44)	131	36	6	61	39
Underlying profit from continuing operations	(465)	(489)	(392)	(117)	(317)	(418)	(414)	(299)
Net profit from discontinued operations	0	—	(0)	—	—	0	(0)	0
Underlying consolidated profit	(465)	(489)	(392)	(117)	(317)	(418)	(414)	(298)
Minority interests	26	(1)	2	2	(6)	(0)	(2)	0
Underlying attributable profit to the Group	(491)	(489)	(395)	(119)	(311)	(418)	(412)	(299)
Net capital gains and provisions *	—	835	—	(1,435)	—	(248)	—	(169)
Attributable profit to the Group	(491)	346	(395)	(1,554)	(311)	(666)	(412)	(467)

(*).-	In 4Q’16, PPI (-€137 million) and restatement of Santander Consumer USA (-€32 million). In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million) and restructuring costs (-€475 million). In 4Q’15, Banif’s badwill in Portugal (€283 million), PPI (-€600 million), impairment of intangible assets (-€683 million) and goodwill and other assets (-€435 million). In 2Q’15, net result of the reversal of tax liabilities in Brazil (€835 million).

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16
Balance sheet
Financial assets held for trading (w/o loans)	4,306	3,502	2,810	2,656	1,616	1,992	1,332	1,203
Financial assets available-for-sale	3,376	3,721	3,585	3,773	3,654	3,163	1,986	2,774
Goodwill	28,666	28,593	26,777	26,960	26,209	26,536	26,143	26,724
Capital assigned to Group areas	83,180	81,700	77,606	77,163	84,715	82,167	79,945	79,704
Other assets	36,002	35,926	35,827	37,583	20,060	26,085	25,041	21,750
Total assets/liabilities & shareholders’ equity	155,531	153,442	146,605	148,136	136,255	139,944	134,447	132,154
Customer deposits **	2,600	2,195	2,015	5,205	1,629	1,061	1,252	858
Debt securities issued **	32,218	29,061	32,779	37,364	32,459	35,292	33,566	30,922
Other liabilities	25,138	29,272	25,977	21,052	16,882	18,880	16,830	16,014
Stockholders’ equity ***	95,576	92,913	85,833	84,515	85,286	84,710	82,800	84,361
Other managed and marketed customer funds	—	—	—	—	—	—	—	10
Mutual funds	—	—	—	—	—	—	—	10
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Managed and marketed customer funds	34,818	31,256	34,794	42,569	34,087	36,353	34,818	31,790

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Retail Banking

€ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	29,090	29,857	(767)	(2.6)
Net fee income	8,745	8,562	183	2.1
Gains (losses) on financial transactions	664	1,360	(697)	(51.2)
Other operating income *	557	375	182	48.5
Gross income	39,055	40,154	(1,099)	(2.7)
Operating expenses	(18,476)	(18,675)	199	(1.1)
General administrative expenses	(16,824)	(17,101)	276	(1.6)
Personnel	(9,059)	(9,141)	82	(0.9)
Other general administrative expenses	(7,765)	(7,959)	194	(2.4)
Depreciation and amortisation	(1,651)	(1,574)	(77)	4.9
Net operating income	20,580	21,479	(900)	(4.2)
Net loan-loss provisions	(8,693)	(9,247)	554	(6.0)
Other income	(1,686)	(1,751)	65	(3.7)
Underlying profit before taxes	10,201	10,482	(281)	(2.7)
Tax on profit	(2,798)	(2,626)	(172)	6.6
Underlying profit from continuing operations	7,402	7,855	(453)	(5.8)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	7,402	7,855	(453)	(5.8)
Minority interests	1,105	1,114	(9)	(0.8)
Underlying attributable profit to the Group	6,297	6,741	(444)	(6.6)
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	6,297	6,741	(444)	(6.6)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	7,496	7,653	7,396	7,312	7,154	7,160	7,284	7,493
Net fee income	2,159	2,177	2,122	2,104	2,044	2,170	2,252	2,279
Gains (losses) on financial transactions	347	347	369	297	180	76	128	279
Other operating income *	178	189	193	(185)	173	268	206	(90)
Gross income	10,180	10,366	10,080	9,528	9,552	9,673	9,870	9,960
Operating expenses	(4,640)	(4,689)	(4,609)	(4,737)	(4,492)	(4,553)	(4,604)	(4,827)
General administrative expenses	(4,262)	(4,283)	(4,225)	(4,331)	(4,104)	(4,144)	(4,192)	(4,385)
Personnel	(2,263)	(2,339)	(2,236)	(2,303)	(2,201)	(2,238)	(2,265)	(2,354)
Other general administrative expenses	(1,998)	(1,944)	(1,988)	(2,029)	(1,903)	(1,905)	(1,926)	(2,031)
Depreciation and amortisation	(378)	(406)	(385)	(406)	(388)	(409)	(412)	(443)
Net operating income	5,540	5,677	5,471	4,792	5,060	5,121	5,267	5,133
Net loan-loss provisions	(2,318)	(2,319)	(2,321)	(2,289)	(2,161)	(1,955)	(2,278)	(2,299)
Other income	(372)	(473)	(479)	(426)	(416)	(432)	(315)	(523)
Underlying profit before taxes	2,849	2,885	2,671	2,077	2,482	2,733	2,674	2,311
Tax on profit	(757)	(752)	(610)	(507)	(673)	(791)	(750)	(585)
Underlying profit from continuing operations	2,093	2,133	2,060	1,569	1,809	1,943	1,924	1,726
Net profit from discontinued operations	0	0	(0)	—	—	0	(0)	—
Underlying consolidated profit	2,093	2,133	2,060	1,569	1,809	1,943	1,924	1,726
Minority interests	284	321	290	219	255	302	289	259
Underlying attributable profit to the Group	1,808	1,812	1,770	1,350	1,554	1,641	1,636	1,467
Net capital gains and provisions **	—	—	—	—	—	(120)	—	120
Attributable profit to the Group	1,808	1,812	1,770	1,350	1,554	1,521	1,636	1,587

(*).-   Including dividends, income from equity-accounted method and other operating income/expenses

(**).- Single Resolution Fund net of tax. In 2Q16 contribution to the SRF and in 4Q16 reallocation to “other operating income”

Retail Banking

Constant € million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	29,090	28,274	817	2.9
Net fee income	8,745	8,030	715	8.9
Gains (losses) on financial transactions	664	1,308	(645)	(49.3)
Other operating income *	557	383	174	45.5
Gross income	39,055	37,994	1,061	2.8
Operating expenses	(18,476)	(17,591)	(885)	5.0
General administrative expenses	(16,824)	(16,114)	(711)	4.4
Personnel	(9,059)	(8,626)	(433)	5.0
Other general administrative expenses	(7,765)	(7,488)	(278)	3.7
Depreciation and amortisation	(1,651)	(1,477)	(175)	11.8
Net operating income	20,580	20,404	176	0.9
Net loan-loss provisions	(8,693)	(8,889)	196	(2.2)
Other income	(1,686)	(1,666)	(19)	1.2
Underlying profit before taxes	10,201	9,848	353	3.6
Tax on profit	(2,798)	(2,489)	(309)	12.4
Underlying profit from continuing operations	7,402	7,359	44	0.6
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	7,402	7,359	44	0.6
Minority interests	1,105	1,067	38	3.6
Underlying attributable profit to the Group	6,297	6,292	6	0.1
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	6,297	6,292	6	0.1

(*).-   Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking

Constant € million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	6,884	7,044	7,145	7,201	7,275	7,210	7,234	7,371
Net fee income	1,955	1,985	2,031	2,059	2,086	2,190	2,231	2,238
Gains (losses) on financial transactions	338	318	355	297	166	75	138	284
Other operating income *	180	187	192	(177)	173	270	207	(93)
Gross income	9,357	9,534	9,723	9,380	9,700	9,746	9,810	9,799
Operating expenses	(4,241)	(4,306)	(4,422)	(4,621)	(4,552)	(4,577)	(4,582)	(4,765)
General administrative expenses	(3,898)	(3,934)	(4,052)	(4,230)	(4,158)	(4,166)	(4,172)	(4,328)
Personnel	(2,074)	(2,153)	(2,147)	(2,252)	(2,232)	(2,253)	(2,253)	(2,321)
Other general administrative expenses	(1,823)	(1,782)	(1,906)	(1,977)	(1,926)	(1,913)	(1,918)	(2,007)
Depreciation and amortisation	(343)	(372)	(370)	(392)	(393)	(411)	(410)	(437)
Net operating income	5,116	5,227	5,302	4,759	5,149	5,169	5,228	5,034
Net loan-loss provisions	(2,149)	(2,164)	(2,279)	(2,298)	(2,234)	(1,985)	(2,249)	(2,225)
Other income	(330)	(434)	(465)	(437)	(434)	(437)	(302)	(513)
Underlying profit before taxes	2,638	2,630	2,557	2,024	2,480	2,747	2,677	2,297
Tax on profit	(701)	(688)	(594)	(507)	(669)	(797)	(751)	(581)
Underlying profit from continuing operations	1,937	1,942	1,963	1,517	1,811	1,949	1,926	1,716
Net profit from discontinued operations	0	0	(0)	—	—	0	(0)	—
Underlying consolidated profit	1,937	1,942	1,963	1,517	1,811	1,949	1,926	1,716
Minority interests	269	299	283	217	257	306	288	255
Underlying attributable profit to the Group	1,668	1,643	1,680	1,300	1,554	1,644	1,638	1,461
Net capital gains and provisions **	—	—	—	—	—	(120)	—	120
Attributable profit to the Group	1,668	1,643	1,680	1,300	1,554	1,524	1,638	1,581

(*).-   Including dividends, income from equity-accounted method and other operating income/expenses

(**).- Single Resolution Fund net of tax. In 2Q16 contribution to the SRF and in 4Q16 reallocation to “other operating income”

Global Corporate Banking

€ million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	2,781	3,001	(220)	(7.3)
Net fee income	1,465	1,483	(18)	(1.2)
Gains (losses) on financial transactions	1,293	724	569	78.6
Other operating income *	286	268	18	6.8
Gross income	5,825	5,476	349	6.4
Operating expenses	(1,951)	(2,114)	163	(7.7)
General administrative expenses	(1,863)	(1,950)	86	(4.4)
Personnel	(1,088)	(1,108)	20	(1.8)
Other general administrative expenses	(775)	(842)	66	(7.9)
Depreciation and amortisation	(88)	(164)	76	(46.6)
Net operating income	3,874	3,362	512	15.2
Net loan-loss provisions	(660)	(681)	21	(3.1)
Other income	(77)	(93)	16	(16.8)
Profit before taxes	3,137	2,589	549	21.2
Tax on profit	(876)	(732)	(144)	19.6
Profit from continuing operations	2,261	1,857	405	21.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,261	1,857	405	21.8
Minority interests	172	119	53	44.9
Attributable profit to the Group	2,089	1,738	352	20.2

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	776	759	736	730	650	608	722	801
Net fee income	366	415	353	349	357	385	351	372
Gains (losses) on financial transactions	292	59	132	240	356	357	410	171
Other operating income *	20	151	46	51	40	140	31	75
Gross income	1,455	1,384	1,267	1,370	1,403	1,489	1,514	1,419
Operating expenses	(529)	(533)	(532)	(519)	(485)	(500)	(488)	(478)
General administrative expenses	(485)	(489)	(490)	(486)	(464)	(477)	(467)	(455)
Personnel	(279)	(285)	(271)	(273)	(266)	(273)	(271)	(278)
Other general administrative expenses	(206)	(203)	(219)	(214)	(198)	(204)	(196)	(177)
Depreciation and amortisation	(44)	(44)	(43)	(33)	(21)	(22)	(21)	(23)
Net operating income	926	851	734	851	917	989	1,026	941
Net loan-loss provisions	(201)	(143)	(75)	(262)	(223)	(194)	(187)	(55)
Other income	5	(24)	(28)	(46)	(0)	(33)	(6)	(38)
Profit before taxes	729	685	632	543	694	762	833	848
Tax on profit	(206)	(189)	(185)	(152)	(200)	(220)	(243)	(214)
Profit from continuing operations	523	496	447	391	494	542	590	634
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	523	496	447	391	494	542	590	634
Minority interests	38	31	27	23	41	38	46	47
Attributable profit to the Group	485	464	420	368	454	504	544	588

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

Constant € million

			Variation
	2016	2015	Amount	%
Income statement
Net interest income	2,781	2,795	(14)	(0.5)
Net fee income	1,465	1,401	65	4.6
Gains (losses) on financial transactions	1,293	657	636	96.8
Other operating income *	286	272	14	5.0
Gross income	5,825	5,125	700	13.7
Operating expenses	(1,951)	(1,995)	44	(2.2)
General administrative expenses	(1,863)	(1,839)	(24)	1.3
Personnel	(1,088)	(1,042)	(46)	4.4
Other general administrative expenses	(775)	(797)	22	(2.8)
Depreciation and amortisation	(88)	(156)	68	(43.8)
Net operating income	3,874	3,130	744	23.8
Net loan-loss provisions	(660)	(653)	(7)	1.1
Other income	(77)	(92)	15	(15.9)
Profit before taxes	3,137	2,386	752	31.5
Tax on profit	(876)	(668)	(208)	31.1
Profit from continuing operations	2,261	1,718	544	31.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,261	1,718	544	31.7
Minority interests	172	110	62	55.9
Attributable profit to the Group	2,089	1,607	482	30.0

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

Constant € million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Income statement
Net interest income	689	688	710	709	671	611	714	785
Net fee income	336	382	339	344	363	387	348	368
Gains (losses) on financial transactions	266	50	126	215	366	362	403	163
Other operating income *	21	151	47	52	40	140	31	75
Gross income	1,312	1,271	1,221	1,320	1,439	1,501	1,495	1,390
Operating expenses	(490)	(493)	(510)	(502)	(488)	(500)	(487)	(476)
General administrative expenses	(449)	(452)	(468)	(471)	(466)	(478)	(467)	(453)
Personnel	(256)	(262)	(260)	(264)	(268)	(273)	(270)	(276)
Other general administrative expenses	(192)	(190)	(208)	(206)	(198)	(204)	(196)	(177)
Depreciation and amortisation	(41)	(41)	(41)	(32)	(22)	(22)	(21)	(23)
Net operating income	823	778	711	818	951	1,001	1,008	915
Net loan-loss provisions	(178)	(128)	(83)	(264)	(231)	(202)	(181)	(46)
Other income	2	(23)	(26)	(44)	(0)	(32)	(6)	(39)
Profit before taxes	646	627	603	510	720	766	820	830
Tax on profit	(180)	(172)	(175)	(140)	(208)	(221)	(239)	(209)
Profit from continuing operations	466	455	428	369	513	545	581	622
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	466	455	428	369	513	545	581	622
Minority interests	33	28	26	23	44	39	45	45
Attributable profit to the Group	433	427	402	346	469	507	536	577

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

NPL ratio

%

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16

Continental Europe	8.52	8.15	7.89	7.27	7.08	6.84	6.43	5.92
Spain	7.25	6.91	6.61	6.53	6.36	6.06	5.82	5.41
Santander Consumer Finance	4.52	4.25	4.15	3.42	3.28	2.95	2.86	2.68
Poland	7.33	7.07	7.14	6.30	5.93	5.84	5.71	5.42
Portugal	8.96	8.80	8.86	7.46	8.55	10.46	9.40	8.81
United Kingdom	1.75	1.61	1.51	1.52	1.49	1.47	1.47	1.41
Latin America	4.64	4.74	4.65	4.96	4.88	4.98	4.94	4.81
Brazil	4.90	5.13	5.30	5.98	5.93	6.11	6.12	5.90
Mexico	3.71	3.81	3.54	3.38	3.06	3.01	2.95	2.76
Chile	5.88	5.73	5.60	5.62	5.45	5.28	5.12	5.05
USA	2.20	2.20	2.20	2.13	2.19	2.24	2.24	2.28
Operating Areas	4.87	4.68	4.52	4.39	4.36	4.32	4.19	3.95
Total Group	4.85	4.64	4.50	4.36	4.33	4.29	4.15	3.93

Coverage ratio

%

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16

Continental Europe	58.6	58.9	60.4	64.2	65.4	61.3	61.3	60.0
Spain	46.6	46.8	47.8	48.1	50.2	47.6	47.6	48.3
Santander Consumer Finance	103.6	104.9	107.2	109.1	111.9	110.6	110.7	109.1
Poland	61.6	63.5	63.1	64.0	67.0	65.8	68.9	61.0
Portugal	52.4	54.2	56.2	99.0	87.7	61.9	57.8	63.7
United Kingdom	41.2	40.3	39.6	38.2	36.5	36.5	36.0	32.9
Latin America	83.6	84.4	85.4	79.0	79.7	81.4	84.5	87.3
Brazil	95.2	95.9	96.0	83.7	83.7	85.3	89.3	93.1
Mexico	88.4	87.5	93.0	90.6	97.5	102.3	101.9	103.8
Chile	52.0	51.6	52.8	53.9	54.6	55.5	58.1	59.1
USA	211.5	224.2	218.3	225.0	221.1	220.6	216.2	214.4
Operating Areas	68.3	69.4	70.5	72.6	73.3	72.0	72.8	73.5
Total Group	68.9	70.1	71.1	73.1	74.0	72.5	72.7	73.8

Cost of credit

%

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16

Continental Europe	0.95	0.86	0.77	0.68	0.60	0.51	0.46	0.44
Spain	0.97	0.84	0.71	0.62	0.54	0.45	0.41	0.37
Santander Consumer Finance	0.93	0.91	0.87	0.77	0.64	0.55	0.49	0.47
Poland	1.00	1.00	0.96	0.87	0.82	0.75	0.76	0.70
Portugal	0.45	0.38	0.35	0.29	0.28	0.21	0.17	0.18
United Kingdom	0.11	0.08	0.04	0.03	0.01	0.03	0.05	0.02
Latin America	3.53	3.39	3.33	3.36	3.39	3.41	3.42	3.37
Brazil	4.63	4.45	4.40	4.50	4.63	4.71	4.87	4.89
Mexico	2.92	2.89	2.87	2.91	2.95	2.96	2.86	2.86
Chile	1.74	1.68	1.68	1.65	1.58	1.59	1.55	1.43
USA	3.25	3.39	3.36	3.66	3.85	3.77	3.80	3.68
Operating Areas	1.38	1.33	1.27	1.26	1.24	1.20	1.20	1.19
Total Group	1.38	1.32	1.26	1.25	1.22	1.19	1.19	1.18

Risk-weighted assets

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16	31.12.16

Continental Europe	226,348	222,524	215,770	215,599	218,694	222,774	223,678	222,365
Spain	111,376	106,999	103,608	101,686	101,302	102,302	101,364	102,896
Santander Consumer Finance	55,711	54,895	54,890	54,543	57,186	60,068	62,094	63,226
Poland	17,329	16,800	16,876	17,164	17,653	17,617	17,810	17,430
Portugal	15,804	16,001	15,988	19,956	19,654	19,250	18,778	18,963
Spain’s real estate activity	14,892	16,558	16,576	14,770	15,328	15,865	15,693	11,837
United Kingdom	114,165	121,925	118,058	117,184	111,321	108,624	104,057	98,789
Latin America	174,954	169,250	152,805	153,286	144,179	155,925	154,706	163,016
Brazil	96,648	93,986	81,502	81,836	75,500	86,059	84,898	90,217
Mexico	29,254	28,727	26,834	27,519	26,717	25,780	25,007	25,299
Chile	32,252	30,258	28,236	28,412	28,805	30,397	30,671	32,661
USA	88,309	82,555	82,810	87,262	83,938	85,334	83,124	86,374
Operating Areas	603,776	596,254	569,443	573,331	558,132	572,657	565,565	570,544
Corporate Centre	14,175	13,230	16,373	12,278	13,827	13,363	15,258	17,545
Total Group	617,951	609,484	585,816	585,609	571,959	586,020	580,823	588,089

Item 4

25th January 2017 2016 Earnings Presentation Ana Botín, Group Executive Chairman José Antonio Álvarez, CEO

Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries. 2

Agenda Delivery of our 2016 commitments and progress in strategic priorities Group and business areas review 2017 Strategic priorities Concluding remarks 3

2016 results (change vs. 2015)

Attributable profit	€6,204 MM (+4%) ⇧	**FL CET1**	10.55% (+50 bps) ⇧
Underlying RoTE	11.1% ⇧	**Customer revenues**	€41,268 MM (+4%[1]) ⇧
Dividend per share	€0.21 (+5%) ⇧	**Loans**	€798 Bn (+2%[1]) ⇧
TNAV/Share	€4.22 (+15 cents) ⇧	**Funds**	€796 Bn (+5%[1]) ⇧

Santander 4

(1) Constant euros

Santander delivered strong financial performance: underlying PBT +12%1 YoY 2016 results (change vs. 2015) €6,204 MM 10.55% Attributable profit FL CET1 (+4%) (+50 bps) €41,268 MM Underlying RoTE 11.1% Customer revenues (+4%1) €0.21 €798 Bn Dividend per share Loans (+5%) (+2%1) €4.22 €796 Bn TNAV/Share Funds (+15 cents) (+5%1) 4 (1) Constant euros

Underlying PBT +12%1 YoY and attributable profit +4% YoY % € million 2016 2015 ABS. % Constant euros Net interest income 31,089 32,189 -1,101 -3 +2 Net fees 10,180 10,033 147 +1 +8 Total customer revenues 41,268 42,222 -954 -2 +4 ROF and other 2,585 3,051 -466 -15 -12 Gross Income 43,853 45,272 -1,419 -3 +3 Operating expenses -21,088 -21,571 -483 -2 +4 Operating Income 22,766 23,702 -936 -4 +2 Net loan loss provisions -9,518 -10,108 -590 -6 -2 Underlying PBT 11,288 10,939 349 +3 +12 Attributable PAT 6,204 5,966 238 +4 +15 5 (1) Constant euros

We again delivered on all our 2016 shareholder commitments…

TNAV/share (€)
3.89
4.01
4.07
4.22
Cash dividend per share (€)
0.08
0.09
0.16
0.17
EPS (€)
0.39
0.48
0.40
0.41
FL CET1 (%)
9.31[1]
9.65[1]
10.05
10.55
2013
2014
2015
2016

Santander 6

(1) Pro-forma, including capital increase in January 2015

We again delivered on all our 2016 shareholder commitments… 4.22 4.07 TNAV/share 3.89 4.01 TNAV/share (€) ( Cash 0.17 0.16 dividend per 0.09 TNAV/share 0.08 share ( (€) 0.48 0.41 0.39 TNAV/share 0.40 EPS (€) ( 10.55 9.31 1 9.65 1 10.05 FL CET1 TNAV/sha (%) ( 2013 2014 2015 2016 6 (1) Pro-forma, including capital increase in January 2015

Prudent balance sheet structure

Net loans to customers
75%
Fixed assets & other
8%
Financial assets
17%
65%
Deposits
5%
Securitisations
14%
Funding M/LT
13%
Equity & other
3%
Funding ST
Assets
Liabilities

Improved credit quality and capital position

%

	2016	vs 2015
Cost of credit	1.18	-7bps
NPL ratio	3.93	-43bps
FL CET1	10.55	+50bps

Santander 7

…and continued to reinforce our well-funded and highly liquid balance sheet Prudent balance sheet structure Improved credit quality and capital position % 2016 vs 2015 65% Cost of credit 1.18 -7bps Deposits Net loans to 75% customers NPL ratio 3.93 -43bps 5% Securitisations Fixed assets 14% Funding M/LT & other 8% FL CET1 10.55 +50bps Financial 17% 13% Equity & other assets 3% Funding ST Assets Liabilities 7

A differential business model 1 Serving 125 MM customers’ financial needs, with critical mass in 10 markets with c.1 Bn people drives profitable growth 2 Geographic diversification drives predictability of earnings = less capital 3 Subsidiary model with strong culture of working together drives efficiency and service excellence 8

1 We are delivering on our unique opportunity…

Loyal customers
Million
+10%
13.8
15.2
15.0
2015
2016
2016 target
Digital customers
Million
+26%
16.6
20.9
20.0
2015
2016
2016 target
Fee income growth[1]
%
c.2x
4.3
8.1
Increase
2015
2016
2016 target

Santander 9

(1) % change (constant euros)

1 We are delivering on our unique opportunity… Loyal customers Digital customers Fee income growth1 Million Million % +10% 15.2 +26% c.2x 15.0 20.9 8.1 20.0 13.8 16.6 Increase 4.3 2015 2016 2016 2015 2016 2016 2015 2016 2016 target target target 9 (1) % change (constant euros)

C/I, % (9M´16)

100
80
60
40
20
0
-15pp vs Global peer average: 63%
48%
citi
BBVA

Corporate centre
Corporate Centre costs/ Total costs

2.1% (-40bps vs. 2015)	vs.	6.5% (peer avg.)

Geographies within Top 3 customer satisfaction[2]

5
8
+3
2015
2016

Santander 10

…as we invest in commercial transformation while maintaining best in class c.48% 1 C/I and improving operational excellence We have TOP customer satisfaction in Best-in-class C/I: Top 2 among peers1 countries that represent c.80% of our PAT C/I, % (9M´16) Geographies within Top 3 customer satisfaction2 100 8 -15pp vs Global 80 peer average: 63% +3 60 48% 5 40 20 0 vs Corporate centre 2.1% vs. 6.5% Corporate Centre costs/ (-40bps vs. 2015) (peer avg.) 2015 2016 Total costs 10 (1) Source: Based on public company data – Bloomberg (2) Source: Corporate Customer Satisfaction Benchmark

2 Our geographic diversification delivers predictable and growing earnings through the cycle…

Well balanced profit generation

% of Group PAT[1]

UK 20
Brazil 21
8 Mexico
6 Chile
4 Argentina
5 US
3 Other
3 Poland
5 Portugal
12 Spain
SCF 13

Santander has the lowest volatility in earnings among peers…

729
135
122
95
79
67
49
47
45
25
10
citi
Best

…with growing profits

Statutory profit growth, CAGR (%), 1998 vs. 2015

+7	<0	+4	+11	+11	+13	+10	+7	+2	+16	+10

Santander 11

Source: Bloomberg; Note: GAAP criteria

Our geographic diversification delivers predictable and growing 2 earnings through the cycle… Well balanced profit generation Santander has the lowest volatility in earnings among peers… % of Group PAT1 Average volatility of quarterly reported EPS (%), 1999-9M’162 729 UK Brazil 135 122 20 21 95 79 67 49 47 45 25 8 Mexico 10 SCF 13 6 Chile Best 12 4 …with growing profits 5 Argentina Spain 5 3 Statutory profit growth, CAGR (%), 1998 vs. 2015 Portugal 3 US Other Poland 11 (1) Excluding the Corporate Centre and Real Estate activity in Spain Source: Bloomberg; Note: GAAP criteria (2) The analysis takes the quarterly EPS to 9M’16, starting from the first available data since Jan’99

RoTE 9M´16[1]

%

Santander
BNP PARIBAS
ING
SOCIETE GENERALE
BBVA
citi
UBS
INTESA SANPAOLO
UniCredit
LLOYDS BANK
BARCLAYS
14
13
11
11
11
9
9
9
8
7
7
6
6
5
4

+8%
cash DPS
Increase cash dividends per share
+2%[2]
customer loans
Fund business growth
c.1/3
c.1/3
c.1/3
(2016 vs. 2015)
Top tier profitability allows us to…
Accumulate capital
+50 bps (+€3 Bn)
FL CET1

Santander 12

…which allows us to consistently fund profitable growth, increase cash 2 dividend per share and accumulate capital RoTE 9M´161% +8% +2%2 cash DPS customer loans 14 Increase 13 Fund business cash dividends 11 growth per share 11 11 c.1/3 c.1/3 (2016 vs. 2015) 9 9 Top tier 9 profitability allows us to… 8 7 7 c.1/3 6 Accumulate capital 6 5 +50 bps (+€3 Bn) 4 FL CET1 12 (1) Source: Based on public company data - Bloomberg. Santander Underlying. RoTCE for US Banks (2) Constant euros

✓ ROE higher/equal than the cost of equity

		SAN RoE 9M´2016 (%)	Avg. peers[2] RoE (%)	Years since first investment
Mature investments	Spain	9 ✓	7	159
	Chile	17 ✓	18	37
	Portugal	13 ✓	4	25
	Argentina	32 ✓	31	25
	Mexico	14 ✓	15	24
	Brazil	13 ✓	20	24
	SCF	15 ✓	10	24
More recent investments	UK	10 ✓	5	12
	US[1]	5	6	11
	Poland	12 ✓	10	6

Santander CONSUMER USA
18% RoE

Santander 13

2 Proven track record of shareholders value creation in mature investments ROE higher/equal SAN RoE Avg. peers2 Years since than the cost of equity 9M´2016 (%) RoE (%) first investment 9 7 159 17 18 37 13 4 25 Mature investments 32 31 25 14 15 24 13 20 24 15 10 24 10 5 12 More recent 1 5 6 11 investments 12 10 6 18% RoE 13 (1) US RoE 9M2016: Normalising current FL CET1 of 14.12% to 10.5%, otherwise 4% (2) 9M´2016 local criteria

2 Delivering regulatory progress in the US whilst progressing in improving SBNA business performance…

Improved cost efficiency

SBNA underlying C/I

-10pp
85%
75%
2015
2016

More transactional customers

SBNA net new checking customers (monthly average increase)

+4%
Nov-15
Nov-16

Improved funding costs vs peers

-20bps
47bps
27bps
2015
2016 Q3

Significant progress in the regulatory agenda

Santander 14

Delivering regulatory progress in the US whilst progressing in improving 2 SBNA business performance… Improved cost efficiency SBNA underlying C/I -10pp 85% 75% 2015 2016 More transactional customers Improved funding costs vs peers SBNA net new checking customers (monthly average increase) SBNA gap vs. peers in cost of interest bearing liabilities1 -20bps +4% 47bps 27bps Nov-15 Nov-16 2015 2016 Q3 Significant progress in the regulatory agenda 14 (1) Total interest expense / average interest bearing liabilities. Source SNL

2 …setting the path to increase profitability

Santander Bank NA. | Santander CONSUMER USA

Diversified Super-regional bank in the US

Our priorities

- **I** Meet regulatory expectations
- **II** Simplify and increase profitability
- **III** Increase connectivity with Group in Corporates
- **IV** Reduce risk and improve operating conditions up to Group standards
- **V** Fully realise potential of Chrysler relationship

Underlying PAT[1] CAGR 2016 - 2018	
II, III	c.30%
IV, V	15%

RoE[2]	
2016	4%
+2018	>10%

Santander 15

2 …setting the path to increase profitability Bank NA. CONSUMER USA Diversified Super-regional bank in the US I Meet regulatory expectations RoE2 II Simplify and increase IV Reduce risk and Our priorities profitability improve operating 4% >10% conditions up to Group III Increase connectivity standards 2016 with Group in Corporates V Fully realise potential of Chrysler relationship Underlying PAT1 c.30% 15% CAGR 2016 - 2018 15 (1) Profit after tax before minorities; (2) Normalising current FL CET1 of 14.12% to 10.5%, otherwise 3%

Collaboration between countries: **Connectivity examples**

Number of companies jointly targeted through collaboration	**c.500**	**International trade revenues[1]** (+2018 vs. 2016)	**+46%**
Average increase in revenues (2016)	**+38%**	**UK international clients**	**9x**

Global projects led by the Group: **Santander wallet example**

Single global solution for c.400k customers

Launched:

Upcoming:

Santander 16

(1) SP-UK corridor specifically

3 We add increasing value by working as a Group… Collaboration between countries: Connectivity examples Number of companies International trade jointly targeted through c.500 revenues1 +46% collaboration (+2018 vs. 2016) Average increase in revenues UK international 9x +38% (2016) clients Global projects led by the Group: Santander wallet example Single global solution for c.400k customers Launched: Upcoming: 16 (1) SP-UK corridor specifically

…supporting our communities…

Strong **Simple | Personal | Fair** culture

S|P|F culture	**More than 3/4** of our employees support the new culture
Commitment	**>9 pp** vs. average of financial services employees
Leadership, talent and performance	**+5 pp** improvement in work-life balance

Santander 17

Source: Employee Engagement Survey

…supporting our communities… Strong Simple | Personal | Fair culture More than 3/4 of our employees S|P|F culture support the new culture >9 pp vs. average of financial Commitment services employees Leadership, talent and +5 pp improvement in performance work-life balance 17 Source: Employee Engagement Survey

… with focus on Education and financial inclusion / entrepreneurship

c.€200 MM invested

1.5 MM beneficiaries

c.6k NGO[1] collaborations

Santander Universities

+35k scholarships

c.1.2k universities supported

Contribution to society

250k micro-enterprise projects financed

c.60k employees in volunteering programs

Sustainability

ROBECOSAM Sustainability Award Silver Class 2017

1st European and 6th worldwide

Santander 18

(1) Non-Governmental Organisations

… with focus on Education and financial inclusion / entrepreneurship c.€200 MM 1.5 MM c.6k NGO1 invested beneficiaries collaborations Santander Universities Contribution to society 250k micro-enterprise +35k scholarships projects financed c.1.2k universities supported c.60k employees in volunteering programs Sustainability 1st European and 6th worldwide 18 (1) Non-Governmental Organisations

Agenda Delivery of our 2016 commitments and progress in strategic priorities Group and business areas review 2017 Strategic priorities Concluding remarks 19

2016 results (change vs. 2015)

Attributable profit	€6,204 MM (+4%)	**FL CET1**	10.55% (+50 bps)
Underlying RoTE	11.1%	**Customer revenues**	€41,268 MM (+4%[1])
Dividend per share	€0.21 (+5%)	**Loans**	€798 Bn (+2%[1])
TNAV/Share	€4.22 (+15 cents)	**Funds**	€796 Bn (+5%[1])

Santander 20

Note: Loans and funds excluding repos.
(1) Constant euros

Santander delivered strong financial performance: underlying PBT +12%1 YoY 2016 results (change vs. 2015) €6,204 MM 10.55% Attributable profit FL CET1 (+4%) (+50 bps) €41,268 MM Underlying RoTE 11.1% Customer revenues (+4%1) €0.21 €798 Bn Dividend per share Loans (+5%) (+2%1) €4.22 €796 Bn TNAV/Share Funds (+15 cents) (+5%1) 20 Note: Loans and funds excluding repos. (1) Constant euros

Widespread growth, particularly in developing markets

Loan portfolio

Dec'16

		€ Billion	YoY var.
Mature markets	Spain	151	-4%
	UK	243	+2%
	USA	90	-2%
	SCF	88	+14%[1]
	Portugal	29	-5%
Developing markets	Poland	21	+8%
	Brazil	80	+0.4%
	Mexico	28	+8%
	Chile	39	+7%
	Argentina	7	+37%

Medium-low risk profile
Well-diversified portfolio

Funds

Dec'16

		€ Billion	YoY var.
Mature markets	Spain	225	+3%
	UK	211	+6%
	USA	74	+7%
	SCF	35	+7%
	Portugal	31	+2%
Developing markets	Poland	26	+10%
	Brazil	100	+3%
	Mexico	36	+12%
	Chile	35	+6%
	Argentina	11	+49%

Growth in demand deposits and mutual funds

Santander 21

Widespread growth, particularly in developing markets Loan portfolio Funds Dec’16 € Billion YoY var. Dec’16 € Billion YoY var. Spain 151 -4% Spain 225 +3% UK 243 +2% UK 211 +6% Mature Mature markets USA 90 -2% markets USA 74 +7% SCF 88 +14%1 SCF 35 +7% Portugal 29 -5% Portugal 31 +2% Poland 21 +8% Poland 26 +10% Brazil 80 +0.4% Brazil 100 +3% Developing Developing markets Mexico 28 +8% markets Mexico 36 +12% Chile 39 +7% Chile 35 +6% Argentina 7 +37% Argentina 11 +49% Medium-low risk profile Growth in demand deposits Well-diversified portfolio and mutual funds 21 Note: Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. % change in constant euros (1) SCF excluding PSA (+6%)

Attributable profit up 4% (+15% in constant euros) driven by higher customer revenues and lower cost of credit. 4Q’16 profit of €1,598 million1 € million 20162015% /2015% /2015 Constant euros Gross income 43,853 45,272 -3 +3 Higher customer revenues Operating expenses -21,088 -21,571 -2 +4 Net op. Income 22,766 23,702 -4 +2 The efficiency plan enabled transformation Loan-loss provisions -9,518 -10,108 -6 -2 and regulatory costs to be absorbed Underlying PBT 11,288 10,939 +3 +12 Lower provisions Taxes -3,396 -3,120 +9 +16 Underlying attrib. profit 6,621 6,566 +1 +10 Double-digit growth in profit Non-recurring2 -417 -600 -31 -31 Attributable profit 6,204 5,966 +4 +15 22 (1) Includes Deposit Guarantee Fund, mainly in Spain (2) Non-recurring items details on the next page

2015
€ million net of tax
-600
1,718
600
PPI[1]
1,118
Badwill
283
435
Other items (goodwill, other)
Net of the reversal of provisions in Brazil
835
683
Impairment of intangible assets (software)
Non-recurring positive results
Non-recurring negative results

2016
€ million net of tax
644
32
Restatement SC USA
137
PPI[1]
-417
227
475
Restructuring costs
Capital gain VISA Europe
Non-recurring positive results
Non-recurring negative results

Santander 23

(1) Payment Protection Insurance in UK

2015 and 2016 profit hit by several non-recurring items 2015 2016 € million net of tax € million net of tax 1,718 -600 600 PPI1 1,118 644 Restatement Badwill 283 Other items 435 (goodwill, other) 32 SC USA 137 PPI1 -417 Net of the reversal of 835 227 Impairment of provisions 683 475 Restructuring intangible assets in Brazil Capital gain costs (software) VISA Europe Non-recurring Non-recurring Non-recurring Non-recurring positive results negative results positive results negative results In 4Q’16: PPI (-€137 mill.), SC USA restatement (-€32 mill.) and, for comparison purposes with 2015, SRF contribution of €120 mill. (charged in 2Q) was reallocated from non-recurring items to gross income 23 (1) Payment Protection Insurance in UK

Gross income evolution
€ million
Net interest income
7,286
7,756
7,959
Fee income
2,335
2,397
2,592
Other income*
815
550
373
1Q'14 2Q 3Q 4Q 1Q'15 2Q 3Q 4Q 1Q'16 2Q 3Q 4Q

Gross income
€ million
42,768
689
+2%
762
+8%
-366
-12%
43,853
+3%
2015 Gross income
Net interest income
Fee income
Other income*
2016 Gross income

Santander 24

Gross income rose in 8 of 10 core units driven by net interest income and good performance of fee income Gross income evolution Gross income € million € million Net interest income 7,959 762 -366 43,853 7,756 42,768 689 +8% -12% 7,286 +2% Fee income 2,592 2,397 +3% 2,335 Other income* 815 550 373 2015 Net Fee income Other 2016 Gross income interest income* Gross income 1Q’14 2Q 3Q 4Q 1Q’15 2Q 3Q 4Q 1Q’16 2Q 3Q 4Q income 24 (*) Other income includes gains on financial transactions, income from equity accounted method, dividends and other operating results. Including in 4Q’15 and 4Q’16 contribution to the DGF and SRF Note: Constant euros

Total operating expenses

€ million

+3.5%
20,368
21,088
-1.7%
excl. inflation and perimeter
2015 Expenses
2016 Expenses

% change in seven units below inflation rate[1]

2016 / 2015, %

	Nominal	In real terms[2] and excl. perimeter
Brazil	5.7	-3.3
UK	-0.4	-1.2
SCF	8.3	-0.8
Spain	-4.0	-3.8
Mexico	9.3	6.5
Chile	1.5	-2.3
Portugal	19.1	-4.7
USA	5.5	4.2
Argentina	37.4	-0.5
Poland	1.7	2.3
Corporate Centre	-17.7	-17.5
Group	**3.5**	**-1.7**

Santander 25

Active cost management enabled the continuous investment in commercial transformation, while remaining as one of the most efficient banks Total operating expenses % change in seven units below inflation rate1 € million 2016 / 2015, % In real terms2 Nominal and excl. perimeter +3.5% Brazil 5.7 -3.3 21,088 20,368 UK -0.4 -1.2 -1.7% SCF 8.3 -0.8 excl. inflation Spain -4.0 -3.8 and perimeter Mexico 9.3 6.5 Chile 1.5 -2.3 Portugal 19.1 -4.7 USA 5.5 4.2 Argentina 37.4 -0.5 Poland 1.7 2.3 2015 2016 Corporate Centre -17.7 -17.5 Expenses Expenses Group 3.5 -1.7 25 Note: Constant euros. (1) In real terms and excluding perimeter; (2) Nominal costs less 2016 average inflation of each country

Total loan-loss provisions[1]

€ million

-2%
9,722
9,518
2015
LLPs
2016
LLPs

Ratios evolution

	D'15	D'16	
NPL ratio	4.36%	3.93%	✓
Coverage ratio	73%	74%	✓
Cost of credit	1.25%	1.18%	✓
Cost of credit excl. SC USA	0.90%	0.82%	✓

Santander 26

(1) Constant euros

All credit quality ratios improved with cost of credit already achieving the Investor Day goals Total loan-loss provisions1 Ratios evolution € million D’15 D’16 -2% 9,722 9,518 NPL ratio 4.36% 3.93% Coverage ratio 73% 74% Cost of credit 1.25% 1.18% Cost of credit 0.90% 0.82% excl. SC USA 2015 2016 LLPs LLPs 26 (1) Constant euros

Consistent progress on reaching our target of fully-loaded CET1 >11% in 2018 Fully-loaded CET1 % December ’16 YoY var. +50 bps in 2016 10.47 10.55 Total capital ratio: 13.87% +82 bps 10.27 10.36 10.05 Leverage ratio: 5.0% +30 bps Underlying RoRWA: 1.36% +6 bps Dec’15 Mar’16 Jun’16 Sep’16 Dec’16 27 Note: on 3 February 2016, the ECB authorised the use of the Alternative Standard Method to calculate the capital requirements on a consolidated level of the operational risk in Banco Santander (Brasil) S.A.

(Attributable profit impacted by higher and/or new taxes)

Profit before taxes 2016

€ million and % change / 2015 in constant euros

	€ million	% change
Brazil	2,772	+16%
UK	2,452	+8%
SCF	1,803	+21%
Spain	1,459	+5%
Mexico	1,067	+17%
USA	1,036	-32%
Chile	894	+20%
Portugal	533	+27%
Poland	508	+4%[1]
Argentina	503	+50%

Corporate Centre (underlying): -€1,589 million

Attributable profit 2016

€ million and % change / 2015 in constant euros

	€ million	% change
Brazil	1,786	+15%
UK	1,681	-4%
SCF	1,093	+18%
Spain	1,022	+5%
Mexico	629	+18%
USA	395	-42%
Chile	513	+16%
Portugal	399	+33%
Poland	272	-6%[2]
Argentina	359	+52%

Corporate Centre (underlying): -€1,439 million

Santander 28

(1) Excluding the new tax on assets: PBT +20%

Despite challenging market conditions, PBT rose in 9 of 10 core units (Attributable profit impacted by higher and/or new taxes) Profit before taxes 2016 Attributable profit 2016 € million and % change / 2015 in constant euros € million and % change / 2015 in constant euros Brazil 2,772 +16% Brazil 1,786 +15% UK 2,452 +8% UK 1,681 -4% SCF SCF 1,803 +21% SCF SCF 1,093 +18% Spain 1,459 +5% Spain 1,022 +5% Mexico 1,067 +17% Mexico 629 +18% USA 1,036 -32% USA 395 -42% Chile 894 +20% Chile 513 +16% Portugal 533 +27% Portugal 399 +33% Poland 508 +4%1 Poland 272 -6%2 Argentina 503 +50% Argentina 359 +52% Corporate Centre (underlying): -€1,589 million Corporate Centre (underlying): -€1,439 million 28 (1) Excluding the new tax on assets: PBT +20% (2) Excluding the new tax on assets: Attributable profit +14

BRAZIL

Strategy and highlights

	2015	2016
Loyal customers (mill.)	3.2	3.7
Digital customers (mill.)	4.4	6.4
Biometrics (million customers)	0.1	6.3
Cost of credit	4.50%	4.89%
Customer satisfaction[1] (ranking among the 5 largest banks)	2nd	3rd

P&L

€ million	4Q'16	%/3Q'16*	2016	%/2015*
NII	2,269	5.3	8,062	1.8
Fee income	887	12.8	2,940	16.9
Gross income	3,187	2.7	11,321	6.8
Operating expenses	-1,305	9.5	-4,475	5.7
LLPs	-953	-2.2	-3,377	7.6
PBT	736	-9.1	2,772	15.9
Attributable profit	510	2.6	1,786	15.0

(*) % change in constant euros

Activity

Volumes[2]

Var. D'16 / D'15

+5% / 3Q'16
+1% / 3Q'16
+3%
0.4%
Loans
Funds

Spread and cost of credit

%
Spread on loans
7.65
7.67
7.97
7.93
8.03
4.50
4.63
4.71
4.87
4.89
Cost of credit
4Q'15
1Q'16
2Q
3Q
4Q

Santander 29

BRAZIL Strategy and highlights P&L € million 4Q’16%/3Q’16*2016%/2015* 2015 2016 NII 2,269 5.3 8,062 1.8 Loyal customers (mill.) 3.2 3.7 Fee income 887 12.8 2,940 16.9 Digital customers (mill.) 4.4 6.4 Gross income 3,187 2.7 11,321 6.8 Biometrics 0.1 6.3 Operating expenses -1,305 9.5 -4,475 5.7 (million customers) Cost of credit 4.50% 4.89% LLPs -953 -2.2 -3,377 7.6 1 2nd 3rd PBT 736 -9.1 2,772 15.9 Customer satisfaction (ranking among the 5 largest banks) Attributable profit 510 2.6 1,786 15.0 (*) % change in constant euros Activity 2??Enhanced customer loyalty driven by improvement of added value Volumes Spread and cost of credit proposals (digital advances, product and partnership innovations) Var. D’16 / D’15 % Spread on loans +5% +1%??NII and fee income growth underscored revenues recurrence / 3Q’16 / 3Q’16 7.65 7.67 7.97 7.93 8.03 +3%??Increased productivity and efficiency resulted in expenses growing at below the average inflation rate (in 4Q impact of collective agreement) 0.4% 4.50 4.63 4.71 4.87 4.89 ??Provisions and credit quality under control thanks to prudent risk Cost of credit management Loans Funds 4Q’15 1Q’16 2Q 3Q 4Q 29 (1) Source: Bacen. Complaints ranking: number of complaints filed by customers; (2) Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

UNITED KINGDOM

Strategy and highlights

	2015	2016
Digital customers (mill.)	3.7	4.6
Corporate lending growth vs. market	>5 pp	=
Share of corporates / total loans	13.4%	13.7%
NPL ratio	1.52%	1.41%
Retail customer satisfaction[1]	62.9%	62.9%

P&L

£ million	4Q'16	%/3Q'16	2016	%/2015
NII	928	4.5	3,599	0.4
Fee income	205	-6.9	843	6.5
Gross income	1,234	5.2	4,752	2.7
Operating expenses	-594	-0.8	-2,424	-0.4
LLPs	48	—	-48	-38.9
PBT	583	25.4	2,004	7.7
Attributable profit	407	30.9	1,373	-4.0

Activity

Volumes[2]

Var. D'16 / D'15

0%
/ 3Q'16
+2%
/ 3Q'16
+2%
+6%
Loans
Funds

Banking NIM

%, local criteria

1.80
1.78
1.78
1.75
1.83
4Q'15
1Q'16
2Q
3Q
4Q

Santander 30

UNITED KINGDOM Strategy and highlights P&L Ł million 4Q’16%/3Q’16 2016%/2015 2015 2016 NII 928 4.5 3,599 0.4 Digital customers (mill.) 3.7 4.6 Fee income 205 -6.9 843 6.5 Corporate lending growth >5 pp = vs. market Gross income 1,234 5.2 4,752 2.7 Share of corporates / total 13.4% 13.7% Operating expenses -594 -0.8 -2,424 -0.4 loans LLPs 48 — -48 -38.9 NPL ratio 1.52% 1.41% PBT 583 25.4 2,004 7.7 Retail customer satisfaction1 62.9% 62.9% Attributable profit 407 30.9 1,373 -4.0 Activity Volumes2 Banking NIM??Robust business flows in both retail and corporates Var. D’16 / D’15%, local criteria ??PBT up 8%. Attributable profit impacted by the introduction of the 8% bank 0% +2% corporation surcharge in 2016 / 3Q’16 / 3Q’16 +6% 1.80 1.78 1.78 1.83??Revenues up: higher lending volumes and lower cost of deposits (1l2l3 World 1.75 interest rate change) offsetting SVR3 attrition and new asset margins decline +2%??Digitalisation and product simplification supporting expenses discipline 4Q’15 1Q’16 2Q 3Q 4Q??Strong credit quality in all loan books, supported by prudent lending criteria Loans Funds 30 (1) Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK; (2) Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds (3) SVR: Standard variable rate.

SANTANDER CONSUMER FINANCE

Strategy and highlights

	2015	2016
Active customers[1] (mill.)	16.8	17.9
Countries incorporated (#) (Banque PSA Finance agreement)	5	11
Cost of credit	0.77%	0.47%
NPL ratio	3.42%	2.68%

Activity

Volumes[2]

Var. D'16 / D'15

+3% / 3Q'16
+1% / 3Q'16
+14%
+17%
Loans
New lending

Customer NIM

%
NIM
3.7 3.6 3.7 3.7 3.6
3.3 3.1 3.4 3.2 3.2
NIM net of provisions
4Q'15 1Q'16 2Q 3Q 4Q

P&L

(*) % change in constant euros

Santander 31

SANTANDER CONSUMER FINANCE Strategy and highlights P&L € million 4Q’16%/3Q’16*2016%/2015* 2015 2016 NII 867 -1.8 3,391 10.7 Active customers1 (mill.) 16.8 17.9 Fee income 184 -15.9 862 -1.2 Countries incorporated (#) 5 11 Gross income 1,043 -6.0 4,262 8.5 (Banque PSA Finance agreement) Cost of credit 0.77% 0.47 Operating expenses -486 3.9 -1,904 8.3 % LLPs -87 -25.7 -387 -27.3 NPL ratio 3.42% 2.68% Underlying PBT 418 -14.7 1,803 21.3 Attributable profit 269 -8.0 1,093 17.9 (*) % change in constant euros Activity For comparison purposes with 2015, the SRF contribution in 4Q’16 was reallocated from non-recurring items to gross income ??High diversification and leadership in Europe. Joint-venture with PSA Volumes2 Customer NIM and GE Nordics integration completed as scheduled Var. D’16 / D’15 % NIM??New lending growth in all countries +3% +1% / 3Q’16 / 3Q’16 3.7 3.6 3.7 3.7 3.6??Profit up driven by higher revenues and lower LLPs. 4Q impacted by the seasonal lower auto sales +14% +17% 3.4 3.3 3.1 3.2 3.2??Best-in-class in efficiency and risk NIM net of provisions??Main countries profit: Germany (€347 mill.); Nordic countries (€281 mill.) and Spain (€207 mill) Loans New lending 4Q’15 1Q’16 2Q 3Q 4Q 31 Note: Excluding Santander Consumer UK profit, recorded in Santander UK results. Including it, 2016 attributable profit: €1,238 mill. (+16% / 2015); 4Q’16: 292 mill. (-10% / 3Q’16). (1) Customers with active contract, excl. SC UK and PSA; (2) Loans excluding repos.

SPAIN

Strategy and highlights

	2015	2016
Digital customers (mill.)	2.4	2.7
Retail fee income (y-o-y % change)	-6%	+6%
Customer satisfaction (position)	Top 3	Top 3
Cost of credit	0.62%	0.37%

P&L

€ million	4Q'16	%/3Q'16	2016	%/2015
NII	747	2.5	3,077	-10.3
Fee income	451	-1.2	1,781	5.5
Gross income	1,179	-15.7	5,608	-7.8
Operating expenses	-802	-2.7	-3,297	-4.0
LLPs	-85	-39.2	-585	-41.0
Underlying PBT	195	-49.1	1,459	4.8
Attributable profit	237	-12.0	1,022	4.6

Activity

Volumes[1]

Var. D'16 / D'15

-1% / 3Q'16
+1% / 3Q'16
+3%
-4%
Loans
Funds

Customer NIM

%

Yield on loans
2.27
2.26
2.14
2.06
2.10
Cost of deposits
0.58
0.50
0.48
0.49
0.47
4Q'15
1Q'16
2Q
3Q
4Q

Santander 32

SPAIN Strategy and highlights P&L € million 4Q’16%/3Q’16 2016%/2015 2015 2016 NII 747 2.5 3,077 -10.3 Digital customers (mill.) 2.4 2.7 Fee income 451 -1.2 1,781 5.5 Retail fee income -6% +6% Gross income 1,179 -15.7 5,608 -7.8 (y-o-y % change) Operating expenses -802 -2.7 -3,297 -4.0 Customer satisfaction Top 3 Top 3 (position) LLPs -85 -39.2 -585 -41.0 Cost of credit 0.62% 0.37% Underlying PBT 195 -49.1 1,459 4.8 Attributable profit 237 -12.0 1,022 4.6 For comparison purposes with 2015, the SRF contribution in 4Q’16 was reallocated from non-recurring items to gross income. Activity Volumes1 Customer NIM??Ongoing 1l2l3 strategy to boost customer loyalty (+32%), commercial Var. D’16 / D’15 % productivity (50% of new loans linked to 1I2I3 customers), and high return Yield on loans investments (+230 bps UPLs new loans market share) -1% +1% ??In companies, loyal companies grew 48% and top player in league tables / 3Q’16 / 3Q’16 2.27 2.26 2.14 2.06 2.10??Efficiency plan implemented while maintaining commercial activity levels and +3% top 3 position in customer satisfaction Cost of deposits 0.58??Profit up backed by fee income growth, expenses control and lower provisions 0.50 0.48 0.49 0.47 -4%??Net interest income affected by low interest rates, mortgages repricing and impact of ALCO portfolio sales Loans Funds 4Q’151Q’16 2Q 3Q 4Q 32 (1) Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds

ATTRIBUTABLE PROFIT
(DETAIL BY UNITS IN THE APPENDIX)

Mexico	**€629 mill.; +18%**	▪ Focus on commercial transformation: strong growth in volumes, digital customers (+46%) and loyal (+16%) ▪ Profit boosted by customer revenues (NII: +14%) and enhanced credit quality
Chile	**€513 mill.; +16%**	▪ Improved customer satisfaction with market share gains in loans and deposits ▪ Higher customer revenues, expenses under control and lower cost of credit
Portugal	**€399 mill.; +33%**	▪ Banif's integration has been completed, enabling a more balanced loan portfolio and market share gains in corporates ▪ Profit up driven by customer revenues and sharp reduction in the cost of credit
US	**€395 mill.; -42%**	▪ SBNA: showed business progress (core deposits +4%) ▪ SC USA: 18% RoTE with lower risk profile and increased compliance ▪ Significant progress in the regulatory agenda
Argentina	**€359 mill.; +52%**	▪ Market share gain in loans and deposits. Acquisition of Citibank's retail portfolio in October (Central Bank authorisation expected in March 2017) ▪ Profit up due to higher revenues and better cost of credit
Poland	**€272 mill.; -6%** **Excl. tax on assets: +14%**	▪ Higher volumes and customer revenues. Good management of NII (+11%) and enhanced credit quality ▪ Profit impacted by new tax on assets and lower gains on financial transactions

Santander 33

Note: % change over 2015 in constant euros

ATTRIBUTABLE PROFIT (DETAIL BY UNITS IN THE APPENDIX) Good performance of other units: increased customer base, volumes and profits ? Focus on commercial transformation: strong growth in volumes, digital customers Mexico €629 mill.; +18% (+46%) and loyal (+16%) ? Profit boosted by customer revenues (NII: +14%) and enhanced credit quality ? Improved customer satisfaction with market share gains in loans and deposits Chile €513 mill.; +16% ? Higher customer revenues, expenses under control and lower cost of credit ? Banif’s integration has been completed, enabling a more balanced loan portfolio Portugal €399 mill.; +33% and market share gains in corporates ? Profit up driven by customer revenues and sharp reduction in the cost of credit ? SBNA: showed business progress (core deposits +4%) US €395 mill.; -42% ? SC USA: 18% RoTE with lower risk profile and increased compliance ? Significant progress in the regulatory agenda ? Market share gain in loans and deposits. Acquisition of Citibank’s retail portfolio in Argentina €359 mill.; +52% October (Central Bank authorisation expected in March 2017) ? Profit up due to higher revenues and better cost of credit 272 ? Higher volumes and customer revenues. Good management of NII (+11%) and Poland € mill.;-6% enhanced credit quality Excl. tax on assets: +14% ? Profit impacted by new tax on assets and lower gains on financial transactions 33 Note: % change over 2015 in constant euros

CORPORATE CENTRE

Corporate Centre / Total Group (%)

Operating expenses
% change 2016/2014
-23%
2.9%
2.5%
2.1%
2014
2015
2016
Underlying attrib. profit
23%
22%
2015
2016

P&L

€ million	2016	2015
NII	-739	-627
Gains / Losses on FT	-243	150
Operating expenses	-450	-547
Provisions	-73	-481
Tax and minority interests	149	29
Underlying attrib. profit	**-1,439**	**-1,493**
Non-recurring items	-417	-600
Attributable profit	**-1,856**	**-2,093**

Spain	-216
C.C.	-186
US	-32
UK	-30
Poland	+29
Rest	+18

Santander 34

CORPORATE CENTRE Progress on reducing the Corporate Centre’s weight in the Group: Headquarters expenses down 18% in 2016 Corporate Centre / Total Group (%) P&L € million 2016 2015 Operating expenses Underlying attrib. profit % change 2016/2014 NII -739 -627 Gains / Losses on FT -243 150 23% 22% Operating expenses -450 -547 -23% Provisions -73 -481 Tax and minority interests 149 29 2.9% 2.5% 2.1% Underlying attrib. profit -1,439 -1,493 Non-recurring items -417 -600 2014 2015 2016 2015 2016 Attributable profit -1,856 -2,093 Spain -216 ??Lower revenues due to fall in gains on financial transactions (hedging) C.C. -186 US -32 UK -30 ??Provisions back to normal levels. They were above average in 2015 Poland +29 Rest +18 34

Agenda Delivery of our 2016 commitments and progress in strategic priorities Group and business areas review 2017 Strategic priorities Concluding remarks 35

Our purpose

To help people and businesses prosper

Our aim

A bank that is…

SIMPLE | PERSONAL | FAIR

Show respect | Truly listen | Keep promises | Talk straight | Embrace change | Support people | Bring passion | Actively collaborate

Santander 36

Our purpose Our aim To be the best Retail and Commercial Bank, earning the lasting loyalty of our people, customers, shareholders and To help people communities and businesses prosper A bank that is… SIMPLE | PERSONAL | FAIR 36

We are delivering on our strategic plan

1 People

- A strong internal culture: Simple | Personal | Fair
- The best bank to work for

2 Customers

- Earn the loyalty of our retail and corporate customers: improve our franchise
- Operational and digital excellence

3 Shareholders

- Reinforced capital and risk management
- EPS, DPS,TNAVPS and RoTE growth

4 Communities

- Santander Universities
- Support people in our local communities

Santander 37

We are delivering on our strategic plan 1 People 2 Customers Earn the alty of our retail A strong internal culture: and corporate customers: Simple | Personal | Fair improve our franchise Operational and The best bank to digital work for To be the best retail and excellence commercial bank, earning the lasting 4 Communities 3 Shareholders loyalty of our… Reinforced Santander capital and risk Universities management Support people in our local EPS, DPS,TNAVPS and communities RoTE growth 37

People

Employee engagement

% of engaged employees

Increase
78
2016
2017

Communities

Santander UNIVERSITIES | universia

People supported

Million (cumulative from 2016)

2.9
4.5
2017
2018

Santander 38

People and communities: Continuing our progress towards a Simple | Personal | Fair culture and giving back to our communities is a requirement to succeed People Communities Employee engagement % of engaged employees Increase • +93k scholarships in 2017-2018 • c.80k entrepreneurs supported 78 in 2017-2018 Helping ple Helping People supported our people 2016 2017 Million (cumulative from 2016) 4.5 2.9 2017 2018 38

Customer loyalty value propositions…

- Mundo 1|2|3
- 1|2|3 World
- 1|2|3 Konto
- Santander Plus
- Simply Right®
- Santander esfera
- Mundo 1|2|3 Santander Totta
- Super Club
- Plan SuperPuntos

…to further drive fee income growth

Fee income growth[1]
4.3%
8.1%
Increase[2]
(c.10% CAGR by 2018)
Loyal customers, million
13,8
15,2
17,0
2015
2016
2017

Santander 39

(1) Constant euros (2) CAGR 15-18

Customers: In 2016 we increased customer value and our target is to reach 17MM loyal customers in 2017 Customer loyalty value propositions… .to further drive fee income growth Fee income growth1 Increase2 8.1% (c.10% CAGR by 2018) 1|2|3 World 4.3% Loyal customers, million 15,2 17,0 13,8 2015 2016 2017 39 (1) Constant euros (2) CAGR 15-18

Digital transformation	Examples
1 Business transformation	Conta Super — **Digital account and card** for the unbanked
2 Openbank	New **digital platform** *launch in Q2 2017*
3 Working as a Group	Payoo — **Real time international payments**

	2016	2017
Digital customers *Million*	20.9	25
C/I %	48	Broadly stable
Customer experience[1]	8 countries in top 3	Maintain leadership

Santander 40

Customers: Leveraging technology and active collaboration to deliver best customer experience and efficiency Digital transformation Examples 2016 2017 1 Digital customers 20.9 25 Business Digital account and Million transformation card for the unbanked Broadly 2 New digital platform C/I 48 launch in Q2 2017 % stable Customer 8 Maintain experience1 countries in leadership 3 top 3 Working as a Group Real time international payments 40 (1) Geographies within Top 3 customer satisfaction, Source: Corporate Customer Satisfaction Benchmark

Shareholders: We delivered on FL CET1 ahead of plan and reaffirm 2017 guidance Fully loaded CET1 (%) 10bps ahead of plan +50bps 10.55 1 Committed to accumulate organically 10.05 c.40 bps CET1 per year after dividends and lending growth 2 Loans growth > RWA growth Profit growth > RWA growth 3 Capital management and M&A discipline across the Group 2015 2016 41

EPS €
0.40
0.41
Increase
2015
2016
2017
target

DPS €
0.20
0.21
Increase
2015
2016
2017
target

TNAV/Share €
4.07
4.22
Increase
2015
2016
2017
target

Santander 42

Shareholders: Reaffirm all our targets for 2017: grow EPS, DPS and TNAV per share EPS € DPS € 0.41 0.20 0.21 0.40 Increase Increase 2015 2016 2017 2015 2016 2017 target target TNAV/Share € 4.22 4.07 Increase 2015 2016 2017 target 42

Agenda Delivery of our 2016 commitments and progress in strategic priorities Group and business areas review 2017 Strategic priorities Concluding remarks 43

We delivered on all our strategic goals in 2016… 2015 2016 2016 targets Loyal customers (million) 13.8 15.2 15.0 Digital customers (million) 16.6 20.9 20.0 Fee income1 4.3% 8.1% Increase Cost of risk 1.25% 1.18% Improve Cost to income 47.6% 48.1% Broadly stable EPS (€) 0.40 0.41 Increase DPS (€) 0.20 0.21 Increase TNAV / share (€) 4.07 4.22 Increase FL CET1 10.05% 10.55% 10.45% 44 (1) % change (constant euros)

…and we are on track to meet our 2017/18 targets 2016 2017 targets 2018 targets Loyal customers (Million) 15.2 17 18.6 Digital customers (Million) 20.9 25 30 Fee income1 8.1% Increase c.10% CAGR 15-18 Cost of risk 1.18% Improve 1.2% avg. 15-18 Cost to income 48.1% Broadly stable 45-47% EPS (€) 0.41 Increase Double digit growth DPS (€) 0.21 Increase Increase FL CET1 10.55% +40bps per year >11% 45 (1) % change (constant euros)

Reaffirming our key shareholder metrics, increasing EPS in 16/17, reaching double digit by 2018, and growing DPS and TNAV per share ? Top 3 bank to work for in the majority of ? 17MM retail Loyal Customers our geographies ? 1.6MM loyal SMEs and Corporates ? Customer loans growth above peers ? All geographies top 3 in customer service1 ? 30MM digital customers (x2) People Customers ? c.10% CAGR of fee income 2015-18 “To be the best retail and commercial bank, earning the lasting loyalty of our people, ? People supported in customers, shareholders ? Cost to income ratio 45-47% our communities: and communities” ? 2015-18 average cost of risk 1.2% 4.5MM 2016-18 Communities Shareholders FL CET1 > 11% ? ? c.130k scholarships 2016-18 ? Increasing EPS, reaching double digit growth by 2018 ? 30-40% cash dividend pay-out: Yearly DPS increase ? RoTE >11% 46 (1) Except for the US – approaching peers

The best retail bank in Europe and the Americas 1 During 2016 we have delivered ahead of plan on our strategic, financial and commercial targets 2 We reiterate our commitments for 2017 and 2018 3 Consistent delivery over the past 3 years: • Broadly stable C/I • Cash DPS +89% • 11.1% underlying RoTE after FL CET1 +50bps • Increasing TNAV/Share every year We have delivered all this in the right way, helping more people and business prosper while building a bank that is more simple, personal and fair 47

APPENDIX 48

Appendix Other geographic units results Global segments results Group balance sheet Liquidity and funding NPL and coverage ratios, and cost of credit Quarterly income statements 49

Other geographic units results 50

MEXICO

Strategy and highlights

	2015	2016
Digital customers (thousand)	876	1,282
Payrolls (thousand)	3,076	3,400
Demand deposits (YoY change)	+18%	+16%
SMEs loans (MXN mill.)	61,203	67,640
Cost of credit	2.91%	2.86%

P&L

(*) % change in constant euros

Activity

Volumes[1]

Var. D'16 / D'15

-2% / 3Q'16
+5% / 3Q'16
+8%
+12%
Loans
Funds

Customer NIM

%
NIM
3.7
3.7
3.7
3.8
3.8
2.5
2.3
2.3
2.5
2.5
NIM net of provisions
4Q'15
1Q'16
2Q
3Q
4Q

- **46% increase in digital customers and 16% in loyal ones.** Efforts made to attract payrolls
- **Strong rise in volumes, improving funds structure**
- **Profit up driven by NII (+14%),** fuelled by loans and demand deposits growth and higher interest rates since December 2015
- **Ongoing credit quality improvement**, with lower NPLs, cost of credit and higher coverage ratio

Santander 51

MEXICO Strategy and highlights P&L € million 4Q’16%/3Q’16*2016%/2015* 2015 2016 Digital customers (thousand) 876 1,282 NII 615 4.9 2,385 14.3 Fee income 179 8.0 711 4.4 Payrolls (thousand) 3,076 3,400 Gross income 828 6.0 3,203 13.4 Demand deposits (YoY change) +18% +16% Operating expenses -325 6.6 -1,274 9.3 SMEs loans (MXN mill.) 61,20367,640 LLPs -203 6.8 -832 11.4 PBT 293 3.9 1,067 17.5 Cost of credit 2.91% 2.86% Attributable profit 169 0.4 629 17.5 (*) % change in constant euros Activity Volumes1 Customer NIM ??46% increase in digital customers and 16% in loyal ones. Efforts made Var. D’16 / D’15 % to attract payrolls NIM -2% +5% / 3Q’16 / 3Q’16??Strong rise in volumes, improving funds structure 3.7 3.7 3.7 3.8 3.8 +12%??Profit up driven by NII (+14%), fuelled by loans and demand deposits +8% growth and higher interest rates since December 2015 2.5 2.3 2.5 2.5 2.3??Ongoing credit quality improvement, with lower NPLs, cost of credit and NIM net of provisions higher coverage ratio 4Q’15 1Q’16 2Q 3Q 4Q Loans Funds 51 (1) Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds

CHILE

Strategy and highlights

	2015	2016
Loyal customers (thousand)	559	604
Digital customers (thousand)	918	959
Cost of credit	1.65%	1.43%
NPL ratio	5.62%	5.05%
Customer satisfaction (position)	4th	1st

P&L

€ million	4Q'16	%/3Q'16*	2016	%/2015*
NII	521	7.7	1,864	7.4
Fee income	91	0.1	353	1.2
Gross income	672	6.2	2,422	7.0
Operating expenses	-265	3.9	-986	1.5
LLPs	-131	-13.0	-514	-6.5
PBT	241	2.6	894	20.2
Attributable profit	137	3.2	513	16.4

(*) % change in constant euros

Activity

Volumes[1]

Var. D'16 / D'15

+1% / 3Q'16
+1% / 3Q'16
+7%
+6%
Loans
Funds

Customer NIM

%
NIM
3.7
3.6
3.8
3.8
4.1
2.4
2.7
2.7
2.6
3.0
NIM net of provisions
4Q'15
1Q'16
2Q
3Q
4Q

Santander 52

CHILE Strategy and highlights P&L € million %/3Q’16*2016%/2015* 2015 2016 NII 521 7.7 1,864 7.4 Loyal customers (thousand) 559 604 Fee income 91 0.1 353 1.2 Digital customers (thousand) 918 959 Gross income 672 6.2 2,422 7.0 Cost of credit 1.65% 1.43% Operating expenses -265 3.9 -986 1.5 NPL ratio 5.62% 5.05% LLPs -131 -13.0 -514 -6.5 Customer satisfaction 4th 1st PBT 241 2.6 894 20.2 (position) Attributable profit 137 3.2 513 16.4 (*) % change in constant euros Activity Volumes1 Customer NIM Var. D’16 / D’15%??Improved customer satisfaction indices, greater loyalty and about one million digital customers +1% +1% NIM / 3Q’16 / 3Q’16 4.1??Gaining market share in loans and deposits 3.7 3.6 3.8 3.8 ??Higher attributable profit driven by net interest income, expenses +7% +6% 3.0 under control and lower provisions 2.7 2.7 2.6 2.4 NIM net of provisions??Improvement of all credit quality ratios 4Q’15 1Q’16 2Q 3Q 4Q Loans Funds 52 (1) Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds

PORTUGAL

Strategy and highlights

	2015	2016
Loyal individuals (thousand)	505	603
Loyal companies (thousand)	23.0	33.2
Digital customers (thousand)	381	502
Cost of credit	0.29%	0.18%
Loans market-share	14.3%	14.4%(O'16)

P&L

€ million

	4Q'16	%/3Q'16	2016	%/2015
NII	182	1.0	733	32.0
Fee income	69	-13.6	314	19.1
Gross income	292	1.8	1,209	19.0
Operating expenses	-143	0.9	-589	19.1
LLPs	-9	-40.3	-54	-25.4
Underlying PBT	134	8.3	533	27.2
Attributable profit	106	14.8	399	33.0

Activity

Volumes[1]
Var. D'16 / D'15
-1% / 3Q'16
-1% / 3Q'16
+2%
-5%
Loans
Funds

Cost of time deposits – New deposits[2]
%
0.34
0.24
0.23
0.18
0.18
4Q'15
1Q'16
2Q
3Q
4Q

Santander 53

Note: 2015 customers do not include Banif

PORTUGAL Strategy and highlights P&L € million 4Q’16%/3Q’162016%/2015 2015 2016 NII 182 1.0 733 32.0 Loyal individuals (thousand) 505 603 Fee income 69 -13.6 314 19.1 Loyal companies (thousand) 23.0 33.2 Gross income 292 1.8 1,209 19.0 Digital customers (thousand) 381 502 Operating expenses -143 0.9 -589 19.1 Cost of credit 0.29% 0.18% LLPs -9 -40.3 -54 -25.4 Loans market-share 14.3% 14.4% (O’16) Underlying PBT 134 8.3 533 27.2 Attributable profit 106 14.8 399 33.0 For comparison purposes with 2015, the SRF contribution in 4Q’16 was reallocated from non-recurring items to gross income. Activity Volumes1 Cost of time deposits –??Banif’s integration has been completed, enabling a more balanced New deposits2 Var. D’16 / D’15 loan portfolio and higher market share in corporates % -1% -1%??Rise in the 1|2|3 customer base reflected in double digit growth in / 3Q’16 / 3Q’16 loyal companies and digital customers +2% 0.34 0.24 0.23 0.18 0.18??Deposits up 3%, underscoring the banks good position in the financial system -5%??Profit rose driven by higher customer revenues and sharp reduction Loans Funds of the cost of credit 4Q’151Q’16 2Q 3Q 4Q 53 Note: 2015 customers do not include Banif (1) Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds (2) Not including Banif

UNITED STATES

Strategy and highlights

	2015	2016
Digital customers (thousand)	617	778
C&I loans ($Bn)	19	17
Core deposits ($Bn)	43	45
SC servicing portfolio ($Bn)	15	12
Total cost of credit	3.66%	3.68%

P&L

US$ million	4Q'16	%/3Q'16	2016	%/2015
NII	1,561	-3.9	6,545	-3.5
Fee income	276	-7.7	1,219	1.2
Gross income	1,945	-6.7	8,332	-3.6
Operating expenses	-932	6.6	-3,538	5.5
LLPs	-935	7.9	-3,548	3.1
PBT	69	-79.6	1,146	-32.1
Attributable profit	12	-92.6	437	-41.9

Activity[1]

Santander Bank | Santander Consumer USA

Var. D'16 / D'15

-2% / 3Q'16
-1% / 3Q'16
-2% / 3Q'16
-2% / 3Q'16
+2%
-2%
Loans
Funds
-2%
Loans
-3%
Managed assets

Santander 54

UNITED STATES Strategy and highlights P&L US$ million 4Q’16%/3Q’162016%/2015 2015 2016 NII 1,561 -3.9 6,545 -3.5 Digital customers (thousand) 617 778 Fee income 276 -7.7 1,219 1.2 C&I loans ($Bn) 19 17 Gross income 1,945 -6.7 8,332 -3.6 Core deposits ($Bn) 43 45 Operating expenses -932 6.6 -3,538 5.5 SC servicing portfolio ($Bn) 15 12 LLPs -935 7.9 -3,548 3.1 Total cost of credit 3.66% 3.68 % PBT 69 -79.6 1,146 -32.1 Attributable profit 12 -92.6 437 -41.9 Activity1 Santander Bank Santander Consumer USA??SBNA: Focus on commercial activity Var. D’16 / D’15 Var. D’16 / D’15 ??In SC USA, revenues impacted by the change of mix towards a lower risk -2% -1% -2% -2% / 3Q’16 / 3Q’16 / 3Q’16 / 3Q’16 profile. Lower originations in 4Q16 ??Costs still high due to investments in IT, franchise and regulatory issues +2% ??Higher LLPs in SBNA (Oil & Gas in 1Q16) and SC USA (higher average -2% retained balances) -3% -2% Loans Managed??Significant progress in regulatory agenda Loans Funds assets 54 (1) Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds

ARGENTINA

Strategy and highlights

	2015	2016
Loyal individuals (thousand)	961	1,016
Loyal companies (thousand)	91	102
Digital customers (thousand)	1,258	1,511
Cost of credit	2.15%	1.72%
NPL ratio	1.15%	1.49%

P&L

€ million	4Q'16	%/3Q'16*	2016	%/2015*
NII	212	16.0	710	28.0
Fee income	129	5.5	474	36.3
Gross income	378	6.6	1,377	42.0
Operating expenses	-193	4.2	-741	37.4
LLPs	-32	17.0	-107	15.5
PBT	146	5.2	503	50.2
Attributable profit	110	10.2	359	51.8

(*) % change in constant euros

Activity

Volumes[1]

Var. D'16 / D'15

+10% / 3Q'16
+24% / 3Q'16
+37%
+49%
Loans
Funds

Customer NIM

%

NIM
7.1
6.1
5.8
7.0
7.1
5.5
5.2
4.8
5.9
6.0
NIM net of provisions
4Q'15
1Q'16
2Q
3Q
4Q

Santander 55

ARGENTINA Strategy and highlights P&L € million 4Q’16%/3Q’16*2016%/2015* 2015 2016 NII 212 16.0 710 28.0 Loyal individuals (thousand) 961 1,016 Fee income 129 5.5 474 36.3 Loyal companies (thousand) 91 102 Gross income 378 6.6 1,377 42.0 Digital customers (thousand) 1,258 1,511 Operating expenses -193 4.2 -741 37.4 Cost of credit 2.15% 1.72% LLPs -32 17.0 -107 15.5 NPL ratio 1.15% 1.49 % PBT 146 5.2 503 50.2 Attributable profit 110 10.2 359 51.8 (*) % change in constant euros Activity Volumes1 Customer NIM??Better environment for banking business. Acquisition of Citibank’s retail Var. D’16 / D’15 portfolio in October2% +10% +24% NIM??Growth in loans and deposits driven by the expansion plan and commercial / 3Q’16 / 3Q’16 strategy 7.1 7.0 7.1 +49% 6.1 5.8??Profit fuelled by the increase of all revenue lines +37% 5.9 6.0??Expenses flat excluding inflation, offsetting the branch network expansion 5.5 5.2 4.8 and transformation projects NIM net of provisions 4Q’15 1Q’16 2Q 3Q 4Q??Better cost of credit with low NPL ratio and comfortable coverage (142%) Loans Funds 55 (1) Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. (2) Central Bank authorisation expected in March 2017

POLAND

Strategy and highlights

	2015	2016
Digital customers (thousand)	1,885	1,979
Loyal companies (thousand)	60	89
Cost of credit	0.87%	0.70%
NPL ratio	6.30%	5.42%
Market share in loans	9.8%	10.1%(S'16)

P&L

€ million	4Q'16	%/3Q'16*	2016	%/2015*
NII	222	4.2	834	11.2
Fee income	101	-3.8	400	-1.2
Gross income	329	0.7	1,314	7.4
Operating expenses	-139	-5.8	-579	1.7
LLPs	-35	-17.5	-145	-9.8
PBT	129	-1.1	508	3.6
Attributable profit	63	-7.7	272	-5.6

(*) % change in constant euros

Activity

Volumes[1]
Var. D'16 / D'15
0% / 3Q'16
+5% / 3Q'16
+8%
+10%
Loans
Funds
Customer NIM
%
Yield on loans
4.04
3.96
3.98
3.99
4.00
Cost of deposits
0.99
1.03
0.95
0.84
0.83
4Q'15
1Q'16
2Q
3Q
4Q

- Benchmark bank in **innovation and digital channels**
- **Market share gain in loans.** Volumes growth in companies, mortgages, consumer credit and cards
- **Attributable profit up 14% excluding the new tax on assets**
- **Good management of NII** (+11%, backed by larger volumes) and **costs**
- **Significant drop in the NPL ratio and the cost of credit**
- **Fee income hit by new regulation in bank insurance.** Better evolution *vs.* sector (-6%)

Santander 56

POLAND Strategy and highlights P&L € million 4Q’16%/3Q’16*2016%/2015* 2015 2016 NII 222 4.2 834 11.2 Digital customers (thousand) 1,885 1,979 Fee income 101 -3.8 400 -1.2 Loyal companies (thousand) 60 89 Gross income 329 0.7 1,314 7.4 Cost of credit 0.87% 0.70% Operating expenses -139 -5.8 -579 1.7 NPL ratio 6.30% 5.42 % LLPs -35 -17.5 -145 -9.8 Market share in loans 9.8% 10.1% PBT 129 -1.1 508 3.6 (S’16) Attributable profit 63 -7.7 272 -5.6 (*) % change in constant euros Activity ??Benchmark bank in innovation and digital channels Volumes1 Customer NIM Var. D’16 / D’15??Market share gain in loans. Volumes growth in companies, mortgages, % Yield on loans consumer credit and cards 0% +5% / 3Q’16 / 3Q’16 4.04 3.96 3.98 3.99 4.00??Attributable profit up 14% excluding the new tax on assets +10%??Good management of NII (+11%, backed by larger volumes) and costs +8% Cost of deposits ??Significant drop in the NPL ratio and the cost of credit 0.99 1.03 0.95 0.84 0.83 Fee income hit by new regulation in bank insurance. Better evolution vs. ? Loans Funds 4Q’151Q’16 2Q 3Q 4Q sector (-6%) 56 (1) Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

OTHER LATIN AMERICAN COUNTRIES

Attributable profit
€ million (constant euros)
Uruguay
+32%
64
84
2015
2016
Peru
+21%
31
37
2015
2016

Santander 57

OTHER LATIN AMERICAN COUNTRIES Attributable profit € million (constant euros) Uruguay Peru +32% 64 84 +21% 31 37 2015 2016 2015 2016 ??Focusing on loyalty, transactions and target segments ??Profit driven by customer revenues growth 57

Global segments results

RETAIL BANKING Activity P&L € billion (constant euros) € million 4Q’16%/3Q’16* 2016%/2015* Loans Funds NII 7,493 1.9 29,090 2.9 +5%* Fee income 2,279 0.3 8,745 8.9 +2%* 729 Gross income 9,960 -0.1 39,055 2.8 695 677 693 Operating expenses -4,827 4.0 -18,476 5.0 LLPs -2,299 -1.1 -8,693 -2.2 Underlying PBT 2,311 -14.2 10,201 3.6 Dec’15 Dec’16 Dec’15 Dec’16 Attributable profit 1,587 -3.4 6,297 0.1 (*) % change in constant euros (*) -1% in euros (*) +3% in euros For comparison purposes with 2015, the SRF contribution in 4Q’16 was reallocated from non-recurring items to gross income. ??The retail banking model continued to be transformed into an increasingly Simple, Personal and Fair model??Focused on three main priorities: customer loyalty, digital transformation and operational excellence??Further development of the multi-channel model, centred on digital channels ??Progress in achieving our targets. 15.2 million loyal customers (+10% from December 2015) and 20.9 million digital customers (+26% from December 2015) 59

GLOBAL CORPORATE BANKING

Gross income

€ million (constant euros)

TOTAL
Capital & Other
Global Markets
Financing Solutions & Advisory
Global Transaction Banking
5,125
655
1,451
1,348
1,671
2015
+14%*
+26%
+21%
+1%
+13%
5,825
826
1,753
1,361
1,884
2016
Customers +12%*

(*) In euros: Total gross income, +6%; customer revenues: +6%

P&L

€ million	4Q'16	%/3Q'16*	2016	%/2015*
NII	801	10.0	2,781	-0.5
Fee income	372	5.7	1,465	4.6
Gross income	1,419	-7.0	5,825	13.7
Operating expenses	-478	-2.4	-1,951	-2.2
LLPs	-55	-74.9	-660	1.1
PBT	848	1.2	3,137	31.5
Attributable profit	588	7.6	2,089	30.0

(*) % change in constant euros

Santander 60

GLOBAL CORPORATE BANKING Gross income P&L € million (constant euros) € million 4Q’16%/3Q’16*2016%/2015* ,825 NII 801 10.0 2,781 -0.5 5,125 826 TOTAL Fee income 372 5.7 1,465 4.6 655 Capital & Other Gross income 1,419 -7.0 5,825 13.7 1,451 +21% 1,753 Global Markets Operating expenses -478 -2.4 -1,951 -2.2 Financing 1,361 Customers 1,348 +1% LLPs -55 -74.9 -660 1.1 Solutions & Advisory +12%* Global Transaction 1,884 PBT 848 1.2 3,137 31.5 1,671 +13% Banking Attributable profit 588 7.6 2,089 30.0 2015 2016 (*) % change in constant euros (*) In euros: Total gross income, +6%; customer revenues: +6% ??Customer-centred strategy, underpinned by the Division’s global capacities and their interconnection with local units ??Benchmark positions in export finance, corporate lending and project finance, among other, in Europe and Latin America ??Attributable profit up 30% (in constant euros), driven by strong and diversified customer revenues (+12%) 60

REAL ESTATE ACTIVITY SPAIN

Activity

Total Balance

€ billion

15,8
2.4
5.0
2,1
3.7
2.6
11,0
2.7
1.3
1.6
3.5
1.9
Sareb and Other
Metrovacesa
Rentals
Net foreclosures
Net loans
Dec'15
Dic'16

Coverage ratio

Dec'16 and var. / Dec'15

-1 p.p.
+4 p.p.
56%
58%
Loans
Net Foreclosures

P&L

€ million

	2016	2015	% 2015
Gross income	39	137	-71.8
Operating expenses	-211	-235	-10.3
Provisions	-288	-511	-43.6
Tax recovery	137	180	-23.6
Attributable profit	**-326**	**-420**	**-22.3**

Santander 61

REAL ESTATE ACTIVITY SPAIN Activity P&L € million Total Balance Coverage ratio 2016 2015% 2015 € billion Dec’16 and var. / Dec’15 Gross income 39 137 -71.8 15,8 2.4 -1 p.p. +4 p.p. Operating expenses -211 -235 -10.3 11,0 5.0 Sareb and 58% Provisions -288 -511 -43.6 56% 2.7 Other 2,1 1.6 1.3 Metrovacesa Tax recovery 137 180 -23.6 Rentals 3.7 Net foreclosures 3.5 Attributable profit -326 -420 -22.3 2.6 1.9 Net loans Loans Net Dec’15 Dic’16 Foreclosures ??Reduction of non-core exposure continued at a pace above 15% (net loans: -29%) ??Coverage ratio already adapted to the requirements of Appendix IX ??Deconsolidation of assets from the Metrovacesa / Merlín merger??Lower losses due to reduced costs and provision needs 61

Group Balance sheet

BALANCE SHEET

Balance sheet (Dec'16)

€ billion

1,339
1,339
Cash and credit institutions
171
2
Derivatives
83
3
AFS portfolio
99
4
Trading portfolio
63
5
Other*
132
6
Net loans to customers
791
1
Credit institutions
149
Derivatives
106
Other
46
Customer deposits
691
Issues and subordinated liabilities
229
Shareholders' equity & fixed liabilities
118
Assets
Liabilities

1. Lending: 59% of balance sheet
2. Cash, central banks and credit institutions: 13%
3. Derivatives (with counterparty on liabilities side): 6% of balance sheet
4. Available for sale portfolio (AFS): 7%
5. Trading portfolio: 5%
6. Other (goodwill, fixed assets, accruals): 10%

Santander 63

BALANCE SHEET Retail balance sheet, appropriate for a low risk business model, liquid and well capitalised Balance sheet (Dec’16) 1 € billion Lending: 59% of balance sheet 1,339 1,339 2 2 Credit Cashinstitutions and credit 171 institutions 149 Cash, central banks and credit institutions: 13% Derivatives 83 3 Derivatives 106 AFS portfolio 99 4 Other 46 3 Trading portfolio 63 5 Derivatives (with counterparty on liabilities side): 6% of balance sheet Other* 132 6 Customer deposits 691 4 Available for sale portfolio (AFS): 7% Net loans to 791 1 customers Issues and 5 subordinated liabilities 229 Trading portfolio: 5% Shareholders’ equity & fixed liabilities 118 6 Assets Liabilities Other (goodwill, fixed assets, accruals): 10% 63 (*) Other assets: tangible and intangible assets: €53 bn, held-to-maturity portfolio: €14 bn.; other financial instruments at fair value: €1 bn, accruals and other accounts: €64 bn.

Liquidity and funding

LIQUIDITY AND FUNDING

Well-funded balance sheet with high structural liquidity surplus

Liquidity balance sheet (Dec'16)
€ billion
Net loans to customers
791
Fixed assets & other
89
Financial assets
177
691
Deposits
57
Securitisations
150
Funding M/LP
132
Equity (103) and other (29)
27
Funding CP
Assets
Liabilities

Commercial Gap: €100 bill.

Structural liquidity[1] surplus: €150 bill. (14% net liabilities)

Santander 65

LIQUIDITY AND FUNDING Well-funded balance sheet with high structural liquidity surplus Liquidity balance sheet (Dec’16) € billion Commercial Gap: €100 bill. Net loans to 691 Deposits customers 791 Structural liquidity1 surplus: €150 bill. (14% net liabilities) 57 Securitisations Fixed assets 150 Funding M/LP & other 89 Financial 132 Equity (103) and other (29) assets 177 27 Funding CP Assets Liabilities 65 Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). Provisional (1) Financial assets – short term wholesale funding markets

LIQUIDITY AND FUNDING

Issuances
€ billion
Total
60.2
44.4
M/L term issuance
45.8
31.3
Securitisations[1]
14.4
13.1
2015
2016

2016 Diversified issuances
Sterling area, 23%
US$ area, 35%
Euro area, 42%

Santander
66

(1) Placed in the market and including structured finance

LIQUIDITY AND FUNDING Commercial activity evolution enabled a lower recourse to medium and long- term wholesale funding, without eroding the structural liquidity surplus Issuances 2016 Diversified issuances € billion Total 60.2 Sterling 44.4 area, 23% US$ area, M/L term issuance 45.8 35% 31.3 Euro area, 42% Securitisations1 14.4 13.1 2015 2016 66 (1) Placed in the market and including structured finance

NPL, coverage ratios and cost of credit

NPL ratio % 31.03.15 30.06.15 30.09.15 31.12.15 31.03.16 30.06.16 30.09.16 31.12.16 Continental Europe 8.52 8.15 7.89 7.27 7.08 6.84 6.43 5.92 Spain 7.25 6.91 6.61 6.53 6.36 6.06 5.82 5.41 Santander Consumer Finance 4.52 4.25 4.15 3.42 3.28 2.95 2.86 2.68 Poland 7.33 7.07 7.14 6.30 5.93 5.84 5.71 5.42 Portugal 8.96 8.80 8.86 7.46 8.55 10.46 9.40 8.81 United Kingdom 1.75 1.61 1.51 1.52 1.49 1.47 1.47 1.41 Latin America 4.64 4.74 4.65 4.96 4.88 4.98 4.94 4.81 Brazil 4.90 5.13 5.30 5.98 5.93 6.11 6.12 5.90 Mexico 3.71 3.81 3.54 3.38 3.06 3.01 2.95 2.76 Chile 5.88 5.73 5.60 5.62 5.45 5.28 5.12 5.05 USA 2.20 2.20 2.20 2.13 2.19 2.24 2.24 2.28 Operating Areas 4.87 4.68 4.52 4.39 4.36 4.32 4.19 3.95 Total Group 4.85 4.64 4.50 4.36 4.33 4.29 4.15 3.93 68

Coverage ratio % 31.03.15 30.06.15 30.09.15 31.12.15 31.03.16 30.06.16 30.09.16 31.12.16 Continental Europe 58.6 58.9 60.4 64.2 65.4 61.3 61.3 60.0 Spain 46.6 46.8 47.8 48.1 50.2 47.6 47.6 48.3 Santander Consumer Finance 103.6 104.9 107.2 109.1 111.9 110.6 110.7 109.1 Poland 61.6 63.5 63.1 64.0 67.0 65.8 68.9 61.0 Portugal 52.4 54.2 56.2 99.0 87.7 61.9 57.8 63.7 United Kingdom 41.2 40.3 39.6 38.2 36.5 36.5 36.0 32.9 Latin America 83.6 84.4 85.4 79.0 79.7 81.4 84.5 87.3 Brazil 95.2 95.9 96.0 83.7 83.7 85.3 89.3 93.1 Mexico 88.4 87.5 93.0 90.6 97.5 102.3 101.9 103.8 Chile 52.0 51.6 52.8 53.9 54.6 55.5 58.1 59.1 USA 211.5 224.2 218.3 225.0 221.1 220.6 216.2 214.4 Operating Areas 68.3 69.4 70.5 72.6 73.3 72.0 72.8 73.5 Total Group 68.9 70.1 71.1 73.1 74.0 72.5 72.7 73.8 69

Non-performing loans and loan-loss allowances. December 2016

Non-performing loans

100%: €33,643 mill.

Other, 12%
Spain, 28%
USA, 6%
Chile, 6%
Mexico, 2%
SCF*, 7%
Brazil, 16%
Poland, 4%
UK, 11%
Portugal, 8%

Loan-loss allowances

100%: €24,835 mill.

Other, 11%
Spain, 18%
USA, 18%
SCF*, 10%
Chile, 5%
Poland, 3%
Mexico, 3%
Portugal, 7%
Brazil, 20%
UK, 5%

Santander 70

Percentage over Group's total

(*) Excluding SCF UK

Non-performing loans and loan-loss allowances. December 2016 Non-performing loans Loan-loss allowances 100%: €33,643 mill. 100%: €24,835 mill. Other, 12% Other, 11% Spain, 18% Spain, 28% USA, 6% USA, 18% Chile, 6% SCF*, 10% Mexico, 2% Chile, 5% Poland, 3% SCF*, 7% Brazil, 16% Mexico, 3% Poland, 4% Portugal, 7% Portugal, Brazil, 20% UK, 5% UK, 11% 8% 70 Percentage over Group’s total (*) Excluding SCF UK

Cost of credit % 31.03.15 30.06.15 30.09.15 31.12.15 31.03.16 30.06.16 30.09.16 31.12.16 Continental Europe 0.95 0.86 0.77 0.68 0.60 0.51 0.46 0.44 Spain 0.97 0.84 0.71 0.62 0.54 0.45 0.41 0.37 Santander Consumer Finance 0.93 0.91 0.87 0.77 0.64 0.55 0.49 0.47 Poland 1.00 1.00 0.96 0.87 0.82 0.75 0.76 0.70 Portugal 0.45 0.38 0.35 0.29 0.28 0.21 0.17 0.18 United Kingdom 0.11 0.08 0.04 0.03 0.01 0.03 0.05 0.02 Latin America 3.53 3.39 3.33 3.36 3.39 3.41 3.42 3.37 Brazil 4.63 4.45 4.40 4.50 4.63 4.71 4.87 4.89 Mexico 2.92 2.89 2.87 2.91 2.95 2.96 2.86 2.86 Chile 1.74 1.68 1.68 1.65 1.58 1.59 1.55 1.43 USA 3.25 3.39 3.36 3.66 3.85 3.77 3.80 3.68 Operating Areas 1.38 1.33 1.27 1.26 1.24 1.20 1.20 1.19 Total Group 1.38 1.32 1.26 1.25 1.22 1.19 1.19 1.18 71 Note: Cost of credit = 12 month loan-loss provisions / average lending. Calculated in current euros

Spain Real Estate Activity. Exposure and coverage ratios

Coverage by borrowers' situation (December 2016)

€ million

	Gross risk	Coverage Fund	Net risk
Non-performing	3,841	2,184	1,657
Substandard[1]	167	11	156
Foreclosed real estate	8,061	4,658	3,403
Total problematic loans	12,069	6,853	5,216
Performing loans[2]	61	0	61
Real estate exposure	**12,130**	**6,853**	**5,277**

Total coverage (problematic assets + performing loans)

Provisions / exposure (%)

57%
Total real estate exposure
Dec'16

Non-performing	57%
Substandard[1]	7%
Foreclosed real estate.	58%
Total problematic loans	**57%**
Performing loans[2]	0%

Santander 72

Spain Real Estate Activity. Exposure and coverage ratios Coverage by borrowers’ situation Total coverage (December 2016) (problematic assets + performing loans) € million Provisions / exposure (%) 57% Gross Coverage Net risk Fund risk Total real estate Non-performing 3,841 2,184 1,657 exposure Substandard1 167 11 156 Dec’16 Foreclosed real estate 8,061 4,658 3,403 Non-performing 57% Substandard1 7% Total problematic loans 12,069 6,853 5,216 Foreclosed real estate. 58% Performing loans2 61 0 61 Total problematic loans 57% Real estate exposure 12,130 6,853 5,277 Performing loans2 0% 72 (1) 100% up-to-date with payments (2) Performing loans: loans up-to-date with payments

Spain Real Estate Activity. Loans and foreclosures

LOANS

€ million

	Dec'16	Dec'15	Var.
Finished buildings	2,120	2,735	-615
Buildings under constr.	97	137	-40
Developed land	1,270	1,603	-333
Building and other land	247	699	-452
Non mortgage guarantee	335	785	-450
Total	**4,069**	**5,959**	**-1,890**

Foreclosed REAL ESTATE (Dec'16)

€ million

	Gross amount	Coverage	Net amount
Finished buildings	2,178	49%	1,104
Buildings under constr.	839	46%	453
Developed land	2,609	60%	1,051
Building and other land	2,435	67%	795
Other land	0	--	0
Total	**8,061**	**58%**	**3,403**

Santander 73

Spain Real Estate Activity. Loans and foreclosures LOANS Foreclosed REAL ESTATE (Dec’16) € million € million Gross Net Dec’16 Dec’15 Var. amount Coverage amount Finished buildings 2,120 2,735 -615 Finished buildings 2,178 49% 1,104 Buildings under constr. 97 137 -40 Buildings under constr. 839 46% 453 Developed land 1,270 1,603 -333 Developed land 2,609 60% 1,051 Building and other land 247 699 -452 Building and other land 2,435 67% 795 Non mortgage guarantee 335 785 -450 Other land 0 -- 0 Total 4,069 5,959 -1,890 Total 8,061 58% 3,403 73

Quarterly income statements

Grupo Santander € million 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 2015 2016 NII + Fee income 10,563 10,867 10,457 10,336 10,021 10,119 10,395 10,734 42,222 41,268 Gross income 11,444 11,618 11,316 10,894 10,730 10,929 11,080 11,113 45,272 43,853 Operating expenses (5,377) (5,429) (5,342) (5,422) (5,158) (5,227) (5,250) (5,453) (21,571) (21,088) Net operating income 6,067 6,189 5,974 5,472 5,572 5,703 5,831 5,660 23,702 22,766 Net loan-loss provisions (2,563) (2,508) (2,479) (2,558) (2,408) (2,205) (2,499) (2,406) (10,108) (9,518) Other (514) (683) (716) (742) (433) (544) (392) (591) (2,654) (1,960) Underlying profit before taxes 2,990 2,998 2,778 2,173 2,732 2,954 2,940 2,663 10,939 11,288 Underlying consolidated profit 2,067 2,059 1,991 1,702 1,922 1,984 2,036 1,951 7,819 7,893 Underlying attributable profit 1,717 1,709 1,680 1,460 1,633 1,646 1,695 1,646 6,566 6,621 Net capital gains and provisions* — 835 — (1,435) — (368) — (49) (600) (417) Attributable profit 1,717 2,544 1,680 25 1,633 1,278 1,695 1,598 5,966 6,204 (*) Including: in 2Q15 net result of the reversal of provisions in Brazil in 4Q15 Banif’s badwill, PPI, impairment of intangible assets and other provisions (goodwill and other) in 2Q16 capital gains from the disposal of the stake in Visa Europe, restructuring costs and contribution to the SRF In 4Q16 PPI, restatement Santander Consumer USA and the SRF contribution, recorded in 2Q16, was reallocated to gross income 75

Grupo Santander Constant € million 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 2015 2016 NII + Fee income 9,629 9,963 10,073 10,153 10,210 10,196 10,312 10,550 39,817 41,268 Gross income 10,479 10,674 10,914 10,702 10,915 11,013 11,001 10,924 42,768 43,853 Operating expenses (4,939) (5,007) (5,132) (5,290) (5,220) (5,251) (5,228) (5,389) (20,368) (21,088) Net operating income 5,540 5,667 5,781 5,412 5,695 5,762 5,773 5,535 22,400 22,766 Net loan-loss provisions (2,370) (2,338) (2,445) (2,569) (2,489) (2,243) (2,464) (2,322) (9,722) (9,518) Other (475) (643) (700) (751) (450) (548) (379) (582) (2,569) (1,960) Underlying profit before taxes 2,695 2,685 2,636 2,093 2,756 2,971 2,930 2,631 10,109 11,288 Underlying consolidated profit 1,854 1,827 1,875 1,635 1,942 1,994 2,028 1,929 7,190 7,893 Underlying attributable profit 1,525 1,502 1,571 1,394 1,649 1,652 1,690 1,630 5,992 6,621 Net capital gains and provisions* — 835 — (1,435) — (368) — (49) (600) (417) Attributable profit 1,525 2,337 1,571 (41) 1,649 1,284 1,690 1,582 5,392 6,204 (*) Including: in 2Q15 net result of the reversal of provisions in Brazil in 4Q15 Banif’s badwill, PPI, impairment of intangible assets and other provisions (goodwill and other) in 2Q16 capital gains from the disposal of the stake in Visa Europe, restructuring costs and contribution to the SRF In 4Q16 PPI, restatement Santander Consumer USA and the SRF contribution, recorded in 2Q16, was reallocated to gross income 76

Spain € million 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 2015 2016 NII + Fee income 1,371 1,296 1,251 1,199 1,243 1,232 1,185 1,198 5,118 4,858 Gross income 1,749 1,522 1,571 1,238 1,543 1,489 1,398 1,179 6,080 5,608 Operating expenses (855) (856) (863) (860) (837) (834) (824) (802) (3,434) (3,297) Net operating income 894 666 708 379 706 655 574 377 2,646 2,311 Net loan-loss provisions (366) (264) (205) (156) (231) (129) (140) (85) (992) (585) Other (44) (71) (58) (89) (37) (82) (51) (97) (263) (267) Underlying profit before taxes 483 331 444 134 438 444 382 195 1,392 1,459 Underlying consolidated profit 345 238 317 99 312 314 274 143 999 1,043 Underlying attributable profit 340 232 311 94 307 308 270 137 977 1,022 Net capital gains and provisions* — — — — — (100) — 100 — —Attributable profit 340 232 311 94 307 208 270 237 977 1,022 (*).- In 4Q16 the SRF contribution, recorded in 2Q16, was reallocated to gross income 77

Santander Consumer Finance € million 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 2015 2016 NII + Fee income 949 990 1,011 1,022 1,041 1,061 1,099 1,052 3,973 4,253 Gross income 959 991 1,018 998 1,045 1,068 1,106 1,043 3,965 4,262 Operating expenses (422) (442) (443) (467) (483) (468) (467) (486) (1,774) (1,904) Net operating income 537 549 575 530 562 600 639 557 2,192 2,357 Net loan-loss provisions (168) (131) (142) (97) (114) (70) (116) (87) (537) (387) Other (22) (36) (44) (50) (39) (41) (36) (52) (152) (168) Underlying profit before taxes 348 382 389 383 410 488 487 418 1,502 1,803 Underlying consolidated profit 251 272 281 271 293 336 346 308 1,076 1,282 Underlying attributable profit 220 241 242 236 251 293 291 258 938 1,093 Net capital gains and provisions* — — — — — (11) — 11 — —Attributable profit 220 241 242 236 251 282 291 269 938 1,093 (*).- In 4Q16 the SRF contribution, recorded in 2Q16, was reallocated to gross income 78

Santander Consumer Finance Constant € million 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 2015 2016 NII + Fee income 937 972 1,005 1,021 1,045 1,062 1,098 1,047 3,935 4,253 Gross income 946 973 1,012 997 1,050 1,069 1,105 1,039 3,928 4,262 Operating expenses (417) (435) (440) (467) (485) (468) (467) (485) (1,758) (1,904) Net operating income 530 538 572 530 565 600 639 554 2,170 2,357 Net loan-loss provisions (165) (129) (141) (97) (115) (70) (116) (86) (532) (387) Other (22) (36) (44) (50) (39) (41) (36) (52) (152) (168) Underlying profit before taxes 343 374 386 383 411 489 487 415 1,486 1,803 Underlying consolidated profit 247 266 279 271 294 336 345 306 1,064 1,282 Underlying attributable profit 216 235 240 236 252 293 291 257 927 1,093 Net capital gains and provisions* — — — — — (11) — 11 — —Attributable profit 216 235 240 236 252 282 291 268 927 1,093 (*).- In 4Q16 the SRF contribution, recorded in 2Q16, was reallocated to gross income 79

Poland € million 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 2015 2016 NII + Fee income 291 301 300 311 292 298 321 323 1,204 1,233 Gross income 340 336 309 292 311 345 330 329 1,276 1,314 Operating expenses (151) (153) (146) (143) (145) (146) (149) (139) (594) (579) Net operating income 190 182 162 149 166 199 181 190 683 735 Net loan-loss provisions (39) (46) (39) (44) (33) (34) (43) (35) (167) (145) Other (1) (2) 3 (4) (22) (29) (6) (25) (4) (83) Profit before taxes 150 135 125 101 111 136 132 129 511 508 Consolidated profit 122 112 99 77 88 108 100 91 410 387 Attributable profit 89 82 73 57 64 75 69 63 300 272 80

Poland PLN million 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 2015 2016 NII + Fee income 1,220 1,232 1,255 1,327 1,275 1,301 1,391 1,412 5,034 5,379 Gross income 1,427 1,371 1,293 1,247 1,357 1,507 1,430 1,440 5,338 5,733 Operating expenses (632) (626) (614) (611) (632) (638) (647) (609) (2,484) (2,527) Net operating income 794 745 679 636 724 869 783 831 2,855 3,207 Net loan-loss provisions (164) (187) (164) (186) (144) (149) (186) (153) (700) (632) Other (3) (9) 11 (16) (97) (126) (25) (111) (17) (360) Profit before taxes 627 549 526 435 483 593 573 566 2,137 2,215 Consolidated profit 512 456 416 331 384 471 434 399 1,715 1,688 Attributable profit 372 333 306 245 281 327 300 277 1,256 1,185 81

Portugal € million 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 2015 2016 NII + Fee income 211 208 200 200 273 262 260 251 818 1,047 Gross income 238 234 226 318 337 293 287 292 1,016 1,209 Operating expenses (123) (122) (124) (125) (154) (149) (142) (143) (494) (589) Net operating income 115 112 102 193 183 144 145 149 522 620 Net loan-loss provisions (22) (21) (24) (5) (22) (6) (16) (9) (72) (54) Other (21) (23) 23 (10) (2) (21) (5) (5) (31) (34) Underlying profit before taxes 72 67 101 178 158 116 124 134 419 533 Underlying consolidated profit 55 49 77 120 122 89 93 98 301 402 Underlying attributable profit 55 49 77 119 121 89 92 97 300 399 Net capital gains and provisions* — — — — — (9) — 9 — —Attributable profit 55 49 77 119 121 80 92 106 300 399 (*).- In 4Q16 the SRF contribution, recorded in 2Q16, was reallocated to gross income 82

United Kingdom Ł million 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 2015 2016 NII + Fee income 1,100 1,110 1,092 1,076 1,105 1,096 1,108 1,133 4,377 4,442 Gross income 1,152 1,173 1,150 1,155 1,166 1,180 1,172 1,234 4,630 4,752 Operating expenses (612) (608) (605) (610) (611) (619) (599) (594) (2,435) (2,424) Net operating income 540 565 545 545 554 561 573 640 2,195 2,328 Net loan-loss provisions (56) (12) 6 (15) (5) (53) (37) 48 (78) (48) Other (41) (36) (94) (85) (45) (56) (71) (104) (257) (277) Profit before taxes 443 516 457 444 504 452 465 583 1,860 2,004 Consolidated profit 356 401 350 350 356 316 316 414 1,457 1,402 Attributable profit 350 394 343 343 349 307 311 407 1,430 1,373 83

Brazil € million 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 2015 2016 NII + Fee income 2,962 2,869 2,598 2,534 2,365 2,583 2,899 3,155 10,963 11,002 Gross income 3,007 2,981 2,656 2,497 2,381 2,703 3,050 3,187 11,140 11,321 Operating expenses (1,187) (1,151) (1,056) (1,059) (947) (1,046) (1,177) (1,305) (4,452) (4,475) Net operating income 1,820 1,830 1,600 1,438 1,434 1,657 1,873 1,882 6,689 6,845 Net loan-loss provisions (826) (828) (813) (830) (720) (753) (951) (953) (3,297) (3,377) Other (209) (263) (255) (151) (177) (193) (134) (193) (878) (696) Profit before taxes 785 739 533 457 536 711 788 736 2,513 2,772 Consolidated profit 532 509 434 350 399 481 544 575 1,824 1,999 Attributable profit 477 452 385 317 359 429 488 510 1,631 1,786 84

Brazil R$ million 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 2015 2016 NII + Fee income 9,522 9,736 10,129 10,570 10,161 10,216 10,500 11,271 39,958 42,147 Gross income 9,666 10,109 10,362 10,468 10,227 10,708 11,067 11,364 40,605 43,366 Operating expenses (3,815) (3,904) (4,110) (4,396) (4,068) (4,138) (4,266) (4,671) (16,225) (17,143) Net operating income 5,851 6,205 6,251 6,072 6,159 6,570 6,801 6,693 24,379 26,223 Net loan-loss provisions (2,657) (2,808) (3,138) (3,415) (3,093) (2,972) (3,473) (3,398) (12,017) (12,937) Other (672) (888) (975) (667) (762) (763) (457) (686) (3,201) (2,668) Profit before taxes 2,523 2,509 2,139 1,990 2,304 2,835 2,870 2,609 9,161 10,619 Consolidated profit 1,711 1,726 1,704 1,509 1,716 1,908 1,979 2,055 6,650 7,658 Attributable profit 1,534 1,536 1,514 1,362 1,540 1,704 1,774 1,821 5,946 6,840 85

Mexico € million 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 2015 2016 NII + Fee income 791 834 794 832 767 768 767 794 3,251 3,096 Gross income 819 854 794 850 792 786 796 828 3,317 3,203 Operating expenses (355) (353) (327) (334) (322) (317) (311) (325) (1,370) (1,274) Net operating income 463 501 467 516 470 469 486 503 1,947 1,928 Net loan-loss provisions (211) (224) (227) (215) (221) (214) (194) (203) (877) (832) Other 8 (2) 1 (10) (6) (11) (5) (8) (4) (30) Profit before taxes 260 274 241 291 243 244 288 293 1,067 1,067 Consolidated profit 201 213 193 224 187 192 223 217 831 820 Attributable profit 153 160 143 173 143 146 172 169 629 629 86

Mexico Million pesos 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 2015 2016 NII + Fee income 13,300 14,117 14,479 15,219 15,253 15,690 16,028 16,922 57,115 63,893 Gross income 13,769 14,450 14,503 15,547 15,745 16,054 16,647 17,645 58,269 66,093 Operating expenses (5,973) (5,978) (5,978) (6,131) (6,402) (6,479) (6,497) (6,922) (24,060) (26,300) Net operating income 7,795 8,472 8,526 9,416 9,343 9,576 10,151 10,723 34,209 39,792 Net loan-loss provisions (3,545) (3,791) (4,131) (3,939) (4,399) (4,364) (4,062) (4,337) (15,406) (17,162) Other 130 (36) 17 (174) (123) (233) (98) (161) (64) (615) Profit before taxes 4,380 4,644 4,412 5,302 4,821 4,979 5,990 6,225 18,739 22,015 Consolidated profit 3,381 3,606 3,530 4,080 3,724 3,919 4,643 4,629 14,597 16,915 Attributable profit 2,574 2,704 2,613 3,155 2,839 2,979 3,577 3,589 11,046 12,983 87

Chile € million 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 2015 2016 NII + Fee income 485 593 554 519 509 534 561 613 2,151 2,216 Gross income 553 633 606 543 556 577 616 672 2,336 2,422 Operating expenses (238) (263) (243) (260) (235) (237) (249) (265) (1,004) (986) Net operating income 316 370 364 283 321 339 368 407 1,332 1,435 Net loan-loss provisions (132) (126) (153) (157) (109) (127) (146) (131) (567) (514) Other 6 (3) (4) 4 1 (1) 6 (35) 3 (27) Profit before taxes 190 241 207 130 213 211 228 241 768 894 Consolidated profit 147 212 182 113 173 181 187 195 655 735 Attributable profit 106 147 125 78 122 126 129 137 455 513 88

Chile Ch$ billion 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 2015 2016 NII + Fee income 341 406 414 397 393 409 414 441 1,557 1,657 Gross income 389 432 454 416 430 441 455 484 1,691 1,810 Operating expenses (167) (180) (182) (198) (182) (182) (184) (191) (727) (737) Net operating income 222 253 272 218 248 260 272 293 964 1,073 Net loan-loss provisions (92) (86) (113) (119) (84) (98) (108) (94) (410) (384) Other 4 (2) (3) 3 1 (0) 5 (26) 2 (20) Profit before taxes 134 165 155 103 165 162 169 173 556 668 Consolidated profit 104 146 136 89 134 138 138 140 474 550 Attributable profit 74 101 94 61 94 96 95 98 330 384 89

United States $ million 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 2015 2016 NII + Fee income 1,940 2,011 2,019 2,014 2,018 1,983 1,925 1,838 7,984 7,764 Gross income 2,101 2,210 2,169 2,167 2,168 2,133 2,085 1,945 8,647 8,332 Operating expenses (783) (806) (858) (907) (856) (874) (875) (932) (3,354) (3,538) Net operating income 1,318 1,404 1,311 1,260 1,312 1,259 1,210 1,013 5,293 4,794 Net loan-loss provisions (719) (834) (834) (1,053) (949) (797) (867) (935) (3,440) (3,548) Other (21) (46) (41) (56) (72) (16) (3) (8) (164) (99) Profit before taxes 579 524 436 150 291 446 340 69 1,689 1,146 Consolidated profit 401 350 294 73 177 285 238 54 1,117 754 Attributable profit 289 239 207 17 90 178 157 12 752 437 90

Corporate Centre € million 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 2015 2016 NII + Fee income (222) (138) (139) (142) (173) (192) (201) (204) (641) (771) Gross income (230) (177) (56) (32) (223) (244) (316) (282) (495) (1,066) Operating expenses (142) (150) (142) (112) (126) (120) (104) (99) (547) (450) Net operating income (372) (327) (199) (144) (349) (365) (421) (381) (1,042) (1,516) Net loan-loss provisions (1) 2 (1) 26 1 (5) 5 0 27 2 Other (98) (132) (148) (130) (5) (55) (59) 44 (507) (75) Underlying profit before taxes (470) (457) (348) (247) (353) (424) (474) (337) (1,523) (1,589) Underlying consolidated profit (465) (489) (392) (117) (317) (418) (414) (298) (1,464) (1,448) Underlying attributable profit (491) (489) (395) (119) (311) (418) (412) (299) (1,493) (1,439) Net capital gains and provisions* — 835 — (1,435) — (248) — (169) (600) (417) Attributable profit (491) 346 (395) (1,554) (311) (666) (412) (467) (2,093) (1,856) (*) Including: in 2Q15 net result of the reversal of provisions in Brazil in 4Q15 Banif’s badwill, PPI, impairment of intangible assets and other provisions (goodwill and other) in 2Q16 capital gains from the disposal of the stake in Visa Europe and restructuring costs in 4Q16 PPI and restatement SC USA 91

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 27, 2017	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer